SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 5, 2006
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Form 6-K consists of the Financial Report, which appears immediately following this page.

UBS

Financial Report 2005

Hand in hand
we are worldclass

On the cover

“Hand in hand we are worldclass.”
What “You & Us” means to Christian Mutzner, who works for us in Zurich.

Introduction

Our Financial Report comprises the audited financial statements of UBS for 2005, 2004 and 2003, prepared according to International Financial Reporting Standards (IFRS) and reconciled to the United States Generally Accepted Accounting Principles (US GAAP). It includes the audited financial statements of UBS AG (the “Parent Bank”) for 2005 and 2004, prepared according to Swiss banking law. Our Financial Report also discusses the financial and business performance of UBS and its Business Groups, and provides additional disclosure required by Swiss and US regulations.

The Financial Report should be read together with the other publications described on page 4.

We sincerely hope that you will find our publications useful and informative. We believe that UBS is one of the leaders in corporate disclosure, and we would be keen to hear your views on how we might improve the content, information or presentation of our products.

Tom Hill
Chief Communication Officer
UBS

Introduction

UBS financial highlights

UBS income statement	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

Basic earnings per share (CHF) [1]	13.93	7.78	5.44	79

Diluted earnings per share (CHF) [1]	13.36	7.40	5.19	81

Return on equity attributable to UBS shareholders (%) [2]	39.4	25.5	17.8

Performance indicators from continuing operations [3]

Basic earnings per share (CHF) [1]	9.78	8.02	5.72	22

Return on equity attributable to UBS shareholders (%) [4]	27.6	26.3	18.8

Financial businesses [5]

Operating income	39,896	35,971	32,957	11

Operating expenses	27,704	26,149	25,397	6

Net profit attributable to UBS shareholders	13,517	7,656	5,959	77

Cost / income ratio (%) [6]	70.1	73.2	76.8

Net new money, wealth management businesses (CHF billion) [7]	95.1	60.4	44.0

Personnel (full-time equivalents)	69,569	67,407	65,879	3

Pre-goodwill earnings from continuing operations [3]

Operating income	39,896	35,971	32,957	11

Operating expenses	27,704	25,503	24,720	9

Net profit attributable to UBS shareholders	9,442	8,003	6,468	18

Cost / income ratio (%) [6]	70.1	71.4	74.8

UBS balance sheet & capital management	As at			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Balance sheet key figures

Total assets	2,060,250	1,737,118	1,553,979	19

Equity attributable to UBS shareholders	44,324	33,941	33,659	31

Market capitalization	131,949	103,638	95,401	27

BIS capital ratios

Tier 1 (%) [8]	12.9	11.9	12.0

Total BIS (%)	14.1	13.8	13.5

Risk-weighted assets	310,409	264,832	252,398	17

Invested assets (CHF billion)	2,652	2,217	2,098	20

Long-term ratings

Fitch, London	AA+	AA+	AA+

Moody’s, New York	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+

1 For the EPS calculation, see note 8 to the financial statements.   2 Net profit attributable to UBS shareholders / average equity attributable to UBS shareholders less proposed distributions.   3 Excludes the amortization of goodwill in 2004 and 2003. Due to changes in accounting standards, there is no amortization of goodwill from 2005 onwards.   4 Net profit attributable to UBS shareholders from continuing operations / average equity attributable to UBS shareholders less proposed distributions.   5 Excludes results from industrial holdings.   6 Operating expenses / operating income less credit loss expense or recovery.   7 Includes Wealth Management International & Switzerland and Wealth Management US. Excludes interest and dividend income.   8 Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the capital management section and note 28 to the financial statements.

From 2005 on, all tables, charts, comments and analysis reflect the integration of Wealth Management US into the new Global Wealth Management & Business Banking Business Group, the change in treatment of the Wealth Management US cash management business and the shift of the municipal securities business to the Investment Bank. Prior years have been restated to reflect those changes. In 2005, the entire private equity portfolio started being reported as part of the Industrial Holdings segment.

Throughout this report, 2004 and 2003 results have been restated to reflect accounting changes (IAS1, IFRS 2, IFRS 4, IAS 27, and IAS 28) effective 1 January 2005 as well as the presentation of discontinued operations.

UBS at a glance

UBS is one of the world’s leading financial firms, serving a discerning global client base. As an organization, it combines financial strength with a culture that embraces change. As an integrated firm, UBS creates added value for clients by drawing on the combined resources and expertise of all its businesses.

UBS is present in all major financial centers worldwide, with offices in 50 countries. UBS employs more than 69,500 people, 39% in the Americas, 37% in Switzerland, 16% in the rest of Europe and 8% in the Asia Pacific time zone.
UBS is one of the best-capitalized financial institutions in the world, with a BIS Tier 1 ratio of 12.9%, invested assets of CHF 2.65 trillion, shareholders’ equity of CHF 44.3 billion and market capitalization of CHF 131.9 billion on 31 December 2005.

Businesses

Wealth management

With more than 140 years of experience, an extensive global network that includes one of the largest private client businesses in the US, and more than CHF 1,700 billion in invested assets, UBS is the world’s leading wealth management business, providing a comprehensive range of services customized for wealthy individuals, ranging from asset management to estate planning and from corporate finance to art banking.

Investment banking and securities

UBS is a global investment banking and securities firm with a strong institutional and corporate client franchise. Consistently placed in the top tiers of major industry rankings, it is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products.

In fixed income, it is a first-rate global player. In foreign exchange, it places first in many key industry rankings. In investment banking, it provides premium advice and execution capabilities to its corporate client base worldwide. All its businesses are sharply client-focused, providing innovative products, top-quality research and comprehensive access to the world’s capital markets.

Asset management

UBS, a leading asset manager with invested assets of over CHF 750 billion, provides a broad base of innovative capabilities stretching from traditional to alternative investment solutions for, among other clients, financial intermediaries and institutional investors across the world.

Swiss corporate and individual clients

UBS is the leading bank for Swiss corporate and individual clients. It serves around 2.6 million individual clients through more than 3 million accounts, mortgages and other financial relationships. It also offers comprehensive banking and securities services for 136,500 corporations, institutional investors, public entities and foundations as well as 3,000 financial institutions worldwide. With a total loan book of over CHF 140 billion, UBS leads the Swiss lending and retail mortgage markets.

Corporate Center

The Corporate Center partners with the businesses, ensuring that the firm operates as a coherent and integrated whole with a common vision and set of values. It helps UBS’s businesses grow sustainably through its financial control, risk, treasury, communication, legal, human resources and technology functions.

Introduction

Sources of information

This Financial Report contains UBS’s audited financial statements for the year 2005 and related detailed analysis. You can find out more about UBS from the sources shown below.

Publications

This Financial Report is available in English and German. (SAP no. 80531-0601).

Annual Review 2005

Our Annual Review contains a description of UBS and our Business Groups, as well as a summary review of our performance in 2005. It is available in English, German, French, Italian, Spanish and Japanese. (SAP no. 80530-0601).

Handbook 2005/2006

The Handbook 2005/2006 contains a detailed description of UBS, our strategy, organization, employees and businesses, as well as our financial management including credit, market and operational risk, our capital management approach and details of our corporate governance. It is available in English and German. (SAP no. 80532-0601).

Quarterly reports

We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Compensation Report 2005

The Compensation Report 2005 provides detailed information on the compensation paid to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). The report is available in English and German. (SAP no.82307-0601). The same information can also be read in the Corporate Governance chapter of the Handbook 2005/2006.

The making of UBS

Our “The making of UBS” brochure outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP no. 82252).

How to order reports

Each of these reports is available in a PDF format on the internet at www.ubs.com/investors in the reporting section. Prtinted copies can be ordered from the same website by accessing the order/subscribe panel on the right-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website

Our Analysts and Investors website at www.ubs.com/investors offers a wide range of information about UBS, financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our information on the internet is available in English and German, with some sections in French and Italian.

Messaging service

On the Analysts and Investors website, you can register to receive news alerts about UBS via Short Messaging System (SMS) or e-mail. Messages are sent in either English or German and users are able to state their preferences for the topics of the alerts received.

Results presentations

Senior management presents UBS’s results every quarter. These presentations are broadcast live over the internet, and can be downloaded on demand. The most recent result webcasts can be found in the Financials section of our Investors and Analysts website.

Form 20-F and other submissions to the US
Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is our Annual Report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2005/2006 or to parts of this Financial Report 2005. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.

You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also in-
spect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.
UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal
Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.
The addresses and telephone numbers of our two registered offices are:
Bahnhofstrasse 45,
CH-8001 Zurich, Switzerland,
telephone +41-44-234 11 11; and
Aeschenvorstadt 1,
CH-4051 Basel, Switzerland,
telephone +41-61-288 20 20.
UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Introduction

Contacts

Switchboards

For all general queries.

Zurich	+41-44-234 1111

London	+44-20-7568 0000

New York	+1-212-821 3000

Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

www.ubs.com/investors

Hotline	+41-44-234 4100	UBS AG

Matthew Miller	+41-44-234 4360	Investor Relations

Caroline Ryton	+41-44-234 2281	P.O. Box

Reginald Cash	+1-212-882 5734	CH-8098 Zurich, Switzerland

Nina Hoppe	+41-44-234 4307	sh-investorrelations@ubs.com

Fax	+41-44-234 3415

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich	+41-44-234 8500	mediarelations@ubs.com

London	+44-20-7567 4714	ubs-media-relations@ubs.com

New York	+1-212-882 5857	mediarelations-ny@ubs.com

Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.

Hotline	+41-44-235 6202	UBS AG

Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share- related queries in the US.

www.melloninvestor.com

Calls from the US	866-541 9689	Mellon Investor Services

Calls outside the US	+1-201-680 6578	480 Washington Boulevard

Fax	+1-201-680 4675	Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com

Presentation of Financial Information

Presentation of Financial Information
UBS reporting structure

UBS reporting structure

Changes in 2005

In 2005, we implemented several accounting and reporting structure changes. To reflect these changes, we have restated our consolidated financial statements and the segment reporting of business units affected for all prior periods, except for the amortization of goodwill, which ceased at the beginning of 2005 for financial years after 2004. The figures and results presented in this report are based on restated numbers.

Changes to reporting structure and presentation

In 2005, we implemented several changes in our reporting structure. At the year’s outset, we decided to start reporting our private equity investments, until then a part of the Investment Bank, in the Industrial Holdings segment.

Effective 1 July, we brought our US, Swiss and international wealth management units along with our Swiss corporate and retail banking unit into one Business Group titled Global Wealth Management & Business Banking. We continue to disclose the Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland units separately. We also transferred our municipal securities unit, until then a part of the Wealth Management US unit, to the Investment Bank’s fixed income area.
In December 2005, we sold our independently branded Private Banks and specialist asset manager GAM to Julius Baer. The performance of Private Banks & GAM is shown as discontinued operations in a separate line in Corporate Center for all periods presented.

Changes to accounting

At the start of 2005, we implemented the following changes in accounting:
–	IFRS 2 Share-based Payment. IFRS 2 requires entities to recognize the fair value of share-based payments made to employees as compensation expense, recognized over the service period, which is generally equal to the vesting period.
–	IAS 27 Consolidated and Separate Financial Statements and IAS 28 Investments in Associates. In the past, we treated all our private equity investments as “Financial investments available-for-sale”. The revised IAS 27 and IAS 28 required us to change the accounting treatment for some of our private equity investments, consolidating those that we control, and using the equity method of accounting where we exercise significant influence.
–	IFRS 3 Business Combinations. With the introduction of IFRS 3, we stopped amortizing goodwill at the beginning of 2005. Instead, from now on, we will test goodwill annually for impairment.
–	IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. This new standard requires that major lines of business and subsidiaries acquired exclusively with the intent of future sale be presented as “discontinued operations” from the time a sale is highly likely to occur. Private Banks & GAM and certain of our previously held private equity investments (now reported in Industrial Holdings) met these criteria and were reclassified accordingly.

–	IAS 1 Presentation of Financial Statements. The adoption of revised IAS 1 requires the inclusion of minority interests in both net profit and equity. The newly defined net profit is then allocated into “Net profit attributable to UBS shareholders” and “Net profit attributable to minority interests”. When analyzing our performance, our focus will, as before, be on “Net profit attributable to UBS shareholders” (attributable profit) and “Equity attributable to UBS shareholders” (shareholders’ equity).
–	IFRS 4 Insurance Contracts. The majority of insurance products issued by UBS are considered investment contracts and are accounted for as financial liabilities and not as insurance contracts under IFRS 4. The related assets in the balance sheet were reclassified from other assets to trading assets in 2004.
–	A redefinition of recurring income for the Wealth Management US unit to include interest income, bringing it in line with the definition of recurring income for the other wealth management units.
The overall impact of all the changes above was a decrease in net profit attributable to UBS shareholders by CHF 73 million and CHF 335 million for 2004 and 2003, respectively.

Other new disclosures

As part of our continuing effort to improve the transparency of our financial reporting and provide the best possible understanding of our business, we have made a number of enhancements to our disclosure during 2005.

We have split personnel expenses into cash and share-based components. This helps to distinguish between cash expenses paid or accrued during the quarter, and deferred payments which are driven by option and share grants made in previous periods.
In our Information Technology Infrastructure (ITI) unit, we show the cost of IT infrastructure per average number of financial business employees, helping us to track the success of the unit. We also provided a new capital ratio to measure capital consumption by our business units. Called the return on adjusted regulatory capital, it is shown as a key performance indicator for the Investment Bank and Business Banking Switzerland.

Presentation of Financial Information
Measurement and analysis of performance

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, our results discussion and analysis comments on the underlying operational performance of our business, focusing on continuing operations insulated from the impact of discontinued activities and individual gain or loss items that are not relevant to our internal approach to managing the company. This includes items that we would not consider as indicative of our future potential performance and are therefore not included in our business planning decisions, and which are event- and UBS-specific, rather than industry-wide. It also helps to better assess our performance against peers and to estimate future growth potential.

In the last three years, two such items had a significant impact on our consolidated financial statements:
–	In fourth quarter 2005, we sold our Private Banks & GAM unit to Julius Baer for a gain of CHF 3.7 billion after tax (pre-tax CHF 4.1 billion). The unit comprised the Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin private banks as well as specialist asset manager GAM. After the sale, we retained a stake of 20.7% in the new Julius Baer.
–	A net gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of the Wealth Management US Business Unit’s Correspondent Services Corporation (CSC) clearing business. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and the write-down of the goodwill associated with CSC, the net gain from the transaction was CHF 2 million.
Up to and including 2004, we had provided comments and analysis on an adjusted basis that also excluded the amortization of goodwill and other acquired intangible assets. With the introduction of IFRS 3, Business Combinations, at the beginning of 2005, we ceased amortizing goodwill, which was by far the largest impact on our results. In our 2005 reporting, our result and analysis commentary compares current results to the prior year on a pre-goodwill basis. Accordingly, 2004 results in this report are analyzed on a pre-goodwill basis.

Seasonal characteristics

Our main businesses do not generally show significant seasonal patterns, except for the Investment Bank, where revenues are impacted by the seasonal characteristics of general financial market activity and deal flows in investment banking.

When discussing quarterly performance, we therefore compare the Investment Bank’s financial results of the reported quarter with those achieved in the same period of the previous year. Similarly, when considering the impact of the Investment Bank’s performance on UBS’s financial statements, we discuss our overall quarterly performance on a year-on-year basis – comparing the actual quarter with the same quarter in the previous year. Because of the volatile nature of market movements and the resulting business and trading opportunities, the market risk and balance sheet items in our Investment Bank are compared on a present quarter to previous quarter basis. For all other Business Groups and Units, recent quarterly results are compared to the previous quarter’s, as they are only slightly impacted by seasonal components such as asset withdrawals in fourth quarter and lower client activity levels related to the end of year holiday season.

Performance measures

UBS performance indicators

For the last six years, we have focused on a consistent set of four long-term performance indicators that are valid through periods of varying market conditions and designed to ensure that we deliver continuously improving returns to our shareholders. We have reported our performance against these indicators each quarter:
–	We seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15–20%
–	We aim to increase shareholder value through double-digit average annual percentage growth in basic earnings per share (EPS)
–	By cost reduction and earnings enhancement initiatives, we aim to manage UBS’s cost / income ratio at a level that compares positively with best-in-class competitors
–	We aim to achieve a clear growth trend in net new money in our wealth management units.
As we have been steadily exceeding our performance indicators for some time now, we have decided to modify them for 2006 (for further details, see page 12).

Business Group Key Performance Indicators

At the Business Group or Business Unit level, our performance is measured by carefully chosen Key Performance Indicators (KPIs). They indicate the Business Group’s or Business Unit’s success in creating value for shareholders but do not disclose explicit targets. The KPIs show the key drivers of each unit’s core business activities and include financial metrics, such as cost / income ratios and invested assets, along with non-financial metrics, such as the number of client advisors.

Business Group Key Performance Indicators

Business	Key performance indicators	Definition

Business Groups and Business Units within Financial Businesses	Cost / income ratio (%)	Total operating expenses / total operating income before adjusted expected credit loss.

	Cost / income ratio before goodwill (%)	Total operating expenses excluding amortization of goodwill / total operating income before adjusted expected credit loss.

Wealth & Asset Management Businesses and Business Banking Switzerland	Invested assets (CHF billion)	Client assets managed by or deposited with UBS for investment purposes only (for further details please refer to page 12).

	Net new money (CHF billion)	Inflow of invested assets from new clients – outflows due to client defection
+/– inflows / outflows from existing clients
(for further details please refer to page 17).

Wealth & Asset Management Businesses	Gross margin on invested assets (bps)	Operating income before adjusted expected credit loss / average invested assets.

Wealth Management International & Switzerland	Client advisors	Expressed in full-time equivalents.

Wealth Management US	Recurring income (CHF million)	Interest, asset-based fees for portfolio management and fund distribution and account-based and advisory fees (as opposed to transactional fees).

	Revenues per advisor (CHF thousand)	Private client revenues / average number of financial advisors.

Business Banking Switzerland	Non-performing loans / gross loans ratio (%)	Non-performing loans / gross loans.

	Impaired loans / gross loans ratio (%)	Impaired loans / gross loans.

	Return on adjusted regulatory capital (%)	Business Unit performance before tax / average adjusted regulatory capital.

	Return on adjusted regulatory capital before goodwill (%)	Business Unit performance before tax and goodwill amortization / average adjusted regulatory capital.

Investment Bank	Compensation ratio (%)	Personnel expenses / operating income before adjusted expected credit loss.

	Non-performing loans / gross loans ratio (%)	Non-performing loans / gross loans.

	Impaired loans / gross loans ratio (%)	Impaired loans / gross loans.

	Return on adjusted regulatory capital (%)	Business Group performance before tax / average adjusted regulatory capital.

	Return on adjusted regulatory capital before goodwill (%)	Business Group performance before tax and goodwill amortization / average adjusted regulatory capital.

	Average VaR (10-day 99%)	VaR expresses the potential loss on a trading portfolio assuming a 10-day time horizon before positions can be adjusted, and measured to a 99% level of confidence.

Corporate Center	Information technology infrastructure (ITI) cost per Financial Business full-time employee	ITI costs / average Financial Business personnel.

Industrial Holdings	Investment (private equity, only comprising financial investments available-for-sale)	Historical cost of investment made, less divestments and impairments.

	Portfolio fair value (private equity, only comprising financial investments available-for-sale)	The fair value of a portfolio is the estimated amount for which the assets could be exchanged between willing buyers and willing sellers in an arm’s length transaction after an orderly sale process where the parties each act knowledgeably, prudently and without compulsion.

Presentation of Financial Information
Measurement and analysis of performance

These Business Group KPIs are used for internal performance measurement and planning as well as external reporting. This ensures management accountability for performance by the business leaders and consistency in external and internal performance measurement.

Client / invested assets reporting

Since 2001, we have reported two distinct metrics for client funds:
–	Client assets are all client assets managed by or deposited with UBS including custody-only assets and assets held for purely transactional purposes.
–	Invested assets is a more restrictive term and includes all client assets managed by or deposited with UBS for investment purposes.
Invested assets is our central measure and includes, for example, discretionary and advisory wealth management portfolios, managed institutional assets, managed fund assets and wealth management securities or brokerage accounts. It excludes all assets held for purely transactional and custody-only purposes as UBS only administers the assets and does not offer advice on how these assets should be invested. Since 1 January 2004, corporate client assets (other than pension funds) deposited with the Business Banking Switzerland unit have been excluded from invested assets, as we have a minimal advisory role for such clients and as asset flows are driven more by liquidity requirements than investment reasons. The same holds true for the corporate cash management business of the Wealth Management US unit, which we excluded from invested assets towards the end of 2005. Non-bankable as-

sets (for example art collections) and deposits from third-party banks for funding or trading purposes are excluded from both measures.

Net new money is defined as the sum of the acquisition of invested assets from new clients, the loss of invested assets due to client defection and inflows and outflows of invested assets from existing clients. Net new money is calculated using the direct method, which is based on transactional level flows. Interest and dividend income, the effects of market or currency movements, fees and commissions as well as acquisitions and divestments are excluded from net new money. The use of invested assets to fund interest expense on clients’ loans results in net new money outflows. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flows.
When products are managed in one Business Group and sold in another, they are counted in both the investment management unit and the distribution unit. This results in double counting in UBS’s total invested assets as both units provide an independent service to their respective client, add value and generate revenues. Most double counting arises where mutual funds are managed by the Global Asset Management business and sold by Global Wealth Management & Business Banking. Both businesses involved count these funds as invested assets. This approach is in line with industry practice and our open architecture strategy and allows us to accurately reflect the performance of each individual business. Overall, CHF 332 billion of invested assets were double counted in 2005 (CHF 294 billion in 2004).

Changes in accounting and presentation in 2006

Fair value option for financial instruments (IAS 39)

Effective 2006, we will adopt the revised fair value option for financial instruments in IAS 39 and plan to apply it as follows.
Until this year, we had mainly applied the fair value option to hybrid debt instruments issued by UBS. Starting in second quarter 2006, we will also apply the fair value option to certain new loans and loan commitments made by the Investment Bank. These are hedged with credit derivatives and designated, when made, as financial instruments carried at fair value. Fluctuations in their fair value are therefore taken to the income statement. This will offset movements in the value of the accompanying credit derivatives, which are also fair-value accounted.
By adopting this option, we reduce temporary profits and losses caused by the different accounting treatments of the loan and the hedge.

Revised performance indicators for UBS

In the six years since we introduced our performance measures, our firm has evolved, and our business and client base have grown. Our performance has steadily exceeded our targets. That is why, starting this year, we have decided to modify our performance measures. From 2006, on average and through periods of varying market conditions, we will:
–	seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of a minimum of 20% (we previously targeted a range of 15–20%)
–	aim to achieve a clear growth trend in net new money for all our financial businesses, including Global Asset Management and Business Banking Switzerland. (This measure was previously only applied to our wealth management units.)

In future, we will use diluted earnings per share (EPS) instead of basic EPS as a reference for our EPS growth target which remains, as before, annual double-digit percentage growth. Our cost / income objective will not change, and we will continue to manage it at levels that compare well with our best competitors.

Presentation of Financial Information
UBS Results

UBS Results

2005

In 2005, attributable profit was CHF 14,029 million, including a net gain of CHF 3,705 million from the sale of Private Banks & GAM.

Our financial businesses contributed CHF 13,517 million to attributable profit, of which CHF 9,442 million was from continuing operations. This was an improvement of 18% (pre-goodwill) from CHF 8,003 million in 2004. Discontinued operations contributed CHF 4,075 million. Industrial Holdings added CHF 512 million, with CHF 402 million stemming from continuing operations.

Dividend

The Board of Directors will recommend a total payout of CHF 3.80 per share for the 2005 financial year at the Annual General Meeting (AGM) on 19 April 2006 in Basel. The payout comprises a regular dividend of CHF 3.20 and a one-time par value repayment of CHF 0.60 per share. The repayment will allow our shareholders to benefit from the gain realized from the sale of Private Banks & GAM. Our dividend for the 2004 financial year (paid in 2005) was CHF 3.00 a share, up from the CHF 2.60 paid for the 2003 financial year.

2004

In 2004, attributable profit was CHF 8,016 million, up 36% from CHF 5,904 million a year earlier. Continuing operations contributed CHF 7,609 million to the result, while discontinued operations made up CHF 407 million.

Financial businesses contributed CHF 7,656 million to attributable profit, up 28% from CHF 5,959 million a year earlier. Continuing operations contributed CHF 7,357 million to 2004 attributable profit. Industrial holdings added CHF 252 million to the 2004 result from continuing operations and CHF 108 million from discontinued operations.

Risk factors

As a global financial services firm, we are affected by the factors driving the markets in which we operate. Different risk factors can impact our ability to effectively carry out our business strategies and can directly affect our earnings. The factors described below, as well as other influences beyond our control, mean that revenues and operating profit have and are likely to continue to vary from period to period. Revenues and operating profit for any particular period may not, therefore, be indicative of sustainable results.

Interest rates, equity prices,
foreign exchange levels and
other market fluctuations may
affect earnings

A substantial part of our business consists in taking trading positions in the interest rate, debt, currency, equity, precious metal and energy cash and derivative markets.
The value of these assets and liabilities can be adversely affected by market price fluctuations. Our market risks are subject to a control framework and to portfolio and concentration limits. We avoid undue concentrations of risk and, where appropriate, hedge exposure to stress events. Nevertheless, in the event of sudden, severe or unexpected market movements, we might suffer significant losses. A description of our controls and limits, including those applicable to our exposure to market stress events, is provided from page 53 onwards of our Handbook 2005/2006.
Because we prepare our accounts in Swiss francs while assets, liabilities, revenues and expenses from certain businesses are denominated in other currencies, changes in foreign exchange rates, particularly between the Swiss franc and the US dollar (US dollar income representing the major part of our non-Swiss franc income), may have an effect on our reported earnings. Our approach to currency management is explained on page 78 of our Handbook 2005/2006. Regulatory or political changes impacting financial market structures can affect our earnings. An example was the introduction of the euro in 1999, which affected European foreign exchange markets by reducing the volume of foreign exchange business, and prompted greater harmonization between financial products. Movements in interest rates can affect our net interest income and the value of our fixed income trading portfolio, while movements in equity markets can affect the value of our equity trading portfolio. Changes in both can affect the investment performance of our asset management businesses. Our fixed income and equity trading portfolios and our asset management businesses may also be impacted by credit events, including defaults, related to the issuers of bonds and equities. Our private equity and commercial real estate investments can be adversely affected by economic, business and general market conditions.
We consider our market risk control framework, which is described on pages 70 to 79 of our Handbook 2005/2006,

Presentation of Financial Information
UBS Results

Risk factors (continued)

to be robust, but severe market dislocations or an extended period of market disruptions could have a material impact on our earnings.
Furthermore, income in businesses such as investment banking, and wealth and asset management is often directly related to client activity levels. As a result, our income is susceptible to adverse effects from sustained market downturns as well as any significant deterioration of investor sentiment. Asset-based revenues generated in our wealth and asset management businesses depend on the levels of invested assets which can, in themselves, be adversely affected by deteriorating market valuations.

Market levels and trading volumes may be affected by a broad range of geopolitical or regional issues or events beyond our control, such as the possibility of war or terrorism, or by economic developments such as low growth, inflation, recession or depression. Counterparty failure may lead to credit loss Credit is an integral part of many of our business activities. The results of our credit-related activities (including loans, commitments to lend, contingent liabilities such as letters of credit, and derivative products such as swaps and options) would be adversely affected by any deterioration in the creditworthiness of our counterparties and the ability of clients to meet their obligations. The credit quality of our counterparties may be affected by various factors, such as an economic downturn, lack of liquidity, or an unexpected political event. Any of these events could lead us to incur losses. We believe that impairments in the portfolio at the balance sheet date are adequately covered by our allowances and provisions. In general, we aim to avoid risk concentrations in our credit portfolio and we make active use of credit protection. If our risk management and control measures prove inadequate or ineffective, then any credit losses sustained might have a material adverse effect on both our income and the value of our assets.
A discussion of our approach to managing credit risk can be found on page 57 of our Handbook 2005/2006.

Operational risk may increase
costs and impact revenues

All our businesses are dependent on our ability to process a large number of complex transactions across many and diverse markets in different currencies and subject to many different legal and regulatory regimes. Our systems and processes are designed to ensure that the risks associated with our activities, including those arising from process error, failed execution, fraud, systems failure, and failure of security and physical protection, are appropriately controlled. However, if our system of internal controls is ineffective in identifying and remedying such risks, we will be exposed to operational failures that might result in losses. A discussion of our approach to the management and control of operational risks is provided on page 83 of our Handbook 2005/2006.

Legal claims may arise in the
conduct of our business

Due to the nature of our business, we are involved in various claims, disputes and legal proceedings in Switzerland and in a number of jurisdictions outside Switzerland, including the United States, arising in the ordinary course of business. Such legal proceedings may expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil penalties.

Competitive forces may influence
business direction

We face intense competition in all aspects of our business. In our various lines of business we compete, both domestically and internationally, with asset managers, retail and commercial banks, and private banking, investment banking, brokerage and other invest-
ment services firms. We face intense competition not only from firms competing locally in particular lines of business, but also from global financial institutions that are comparable to UBS in size and breadth.
The trend towards consolidation in the global financial services industry is creating competitors with broad ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. We expect these trends to continue and competition to increase in the future. Our competitive strength will depend on the ability of our businesses to adapt quickly to significant market and industry trends.

Our global presence exposes us to
other risks

We operate in 50 countries, earn income and hold assets and liabilities in many different currencies and are subject to many different legal and regulatory regimes. Changes in local tax or legal regulations may affect our clients’ ability or willingness to do business with us. Country, regional and political risks may increase market and credit risk. Political, economic and social deterioration in a country or region, including local market disruptions, currency crises, the breakdown of monetary controls or terrorism, may adversely affect the ability of clients or counterparties located in that country or region to obtain foreign exchange or credit and, therefore, to satisfy their obligations towards us. As a truly global financial services company, we are also exposed to economic instability in emerging markets. We have a system of controls and procedures to mitigate this risk, and a discussion of our country risk controls is provided on page 65 of our Handbook 2005/2006. However, if our controls failed to fully identify and respond to country risk, we might suffer a negative impact on our results and financial condition.

UBS Performance Indicators

UBS Performance Indicators

Performance against targets
	For the year ended
	31.12.05	31.12.04	31.12.03

RoE (%) [1]

as reported	39.4	25.5	17.8

from continuing operations, before goodwill	27.6	26.3	18.8

Basic EPS (CHF) [2]

as reported	13.93	7.78	5.44

from continuing operations, before goodwill	9.78	8.02	5.72

Cost / income ratio of the financial businesses (%) [3,4]

as reported	70.1	73.2	76.8

before goodwill	70.1	71.4	74.8

Net new money, wealth management businesses (CHF billion) [5]

Wealth Management International & Switzerland	68.2	42.3	29.7

Wealth Management US	26.9	18.1	14.3

Total	95.1	60.4	44.0

RoE[1]

in %

2003
2004
2005
40
30
20
10
0
18.8
17.8
26.3
25.5
39.4
27.6
As reported
From continuing operations before goodwill

Cost / income ratio of the financial businesses[3,4]

in %

2003
2004
2005
80
70
60
50
40
76.8
74.8
73.2
71.4
70.1
As reported
Before goodwill

Basic EPS[2]

CHF

2003
2004
2005
16.00
12.00
8.00
4.00
0.00
5.72
5.44
8.02
7.78
13.93
9.78
As reported
From continuing operations before goodwill

Net new money, wealth management businesses[5]

CHF billion

2003
2004
2005
100
75
50
25
0
44.0
60.4
95.1

1 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less proposed distributions. 2 Details of the EPS calculation can be found in note 8 to the financial statements. 3 Excludes results from industrial holdings. 4 Operating expenses/operating income less credit loss expense or recovery. 5 Excludes interest and dividend income.

2005

For the last six years, we have consistently focused on four performance indicators designed to ensure we deliver continually improving returns to our shareholders. These measures are calculated before the effect of goodwill amortization in 2004 and 2003. We will modify some of them starting in 2006 to reflect the evolution of our business (see sidebar on page 12). They will continue to focus solely on continuing operations. Our cost / income ratio target will still be limited to our financial businesses. This avoids the distortion from industrial holdings, which operated at a 92.3% cost / income ratio in 2005.

Before the amortization of goodwill, our continuing operations showed:
–	Return on equity in full-year 2005 at 27.6%, up from 26.3% in 2004. The increase was driven by higher attributable profit, but was partially offset by an increase in average equity levels, reflecting the growth in retained earn-
ings. From 2006 onwards, we aim to exceed 20% over periods of fluctuating market conditions.
–	Basic earnings per share in 2005 at CHF 9.78, up 22% from CHF 8.02 a year ago, reflecting increased earnings and a slight reduction in the average number of shares outstanding (–2%) following share repurchases. Diluted earnings per share, our performance indicator from 2006 on, were at CHF 9.39 in 2005, up 23% from CHF 7.64 in 2004.
–	A cost / income ratio for our financial businesses of 70.1% in 2005, down 1.3 percentage points from 71.4% a year ago. This reflects the increase in net fee and commission income and net income from trading activities, partly offset by higher costs related to personnel – all related to the expansion of our business volumes.
Our wealth management businesses continue to gather assets rapidly in all regions. In 2005, net new money totaled CHF 95.1 billion, up 57% from CHF 60.4 billion in 2004, corresponding to an annual growth rate of 6.9% of the asset base at the end of 2004. Wealth Management Inter-

Net new money [1]
	For the year ended
CHF billion	31.12.05	31.12.04	31.12.03

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	68.2	42.3	29.7

Wealth Management US	26.9	18.1	14.3

Business Banking Switzerland	3.4	2.6	2.5

Global Asset Management

Institutional	21.3	23.7	12.7

Wholesale Intermediary	28.2	(4.5)	(5.0)

Investment Bank	0.0	0.0	0.9

UBS excluding Private Banks & GAM	148.0	82.2	55.1

Corporate Center

Private Banks & GAM [2]	0.5	7.7	7.2

UBS	148.5	89.9	62.3

1 Excludes interest and dividend income.  2 Private Banks & GAM was sold on 2 December 2005.

Invested assets
	As at			% change from
CHF billion	31.12.05	31.12.04	31.12.03	31.12.04

Global Wealth Management & Business Banking

Wealth Management International & Switzerland	982	778	701	26

Wealth Management US	752	606	599	24

Business Banking Switzerland	153	140	136	9

Global Asset Management

Institutional	441	344	313	28

Wholesale Intermediary	324	257	261	26

Investment Bank	0	0	4

UBS excluding Private Banks & GAM	2,652	2,125	2,014	25

Corporate Center

Private Banks & GAM [1]	0	92	84	(100)

UBS	2,652	2,217	2,098	20

1 Private Banks & GAM was sold on 2 December 2005.

UBS Performance Indicators

national & Switzerland recorded inflows of CHF 68.2 billion, driven by further growth in our five key European markets and Asia. Our US business contributed CHF 26.9 billion in net new money, CHF 8.8 billion above 2004 levels.
Starting in 2006, we will be reporting net new money for all financial businesses. For the whole of 2005, net new money was CHF 148.0 billion, an all-time high, and up 80% from CHF 82.2 billion a year earlier. This amounts to an annual growth rate of 7% of the asset base at the end of 2004. All the figures above exclude Private Banks & GAM.

2004

From our continuing operations and before goodwill amortization:
–	Our return on equity was 26.3%, up from 18.8% in 2003, well above our target range of 15% to 20%. The increase reflects the combined effects of our strong earnings, con-

tinued buyback programs and the dividend outpacing increased retained earnings.
–	Basic earnings per share (EPS) were CHF 8.02, up 40% or CHF 2.30 from CHF 5.72 in 2003. The high level reflected the increase in net profit as well as the 5% reduction in average number of shares outstanding due to our continuing buyback programs.
–	The cost / income ratio of our financial businesses was 71.4% in 2004, an improvement from 74.8% in 2003. Strong asset-based revenues drove fee and commission income higher, demonstrating the inherent operating leverage of our wealth and asset management businesses.
For full-year 2004, net new money inflows into our wealth management businesses totalled CHF 60.4 billion, up 37% from CHF 44.0 billion in 2003, corresponding to an annual growth rate of 4.6% of the asset base at the end of 2003. We saw gains in all geographical areas, especially from Asian clients, and a particularly strong CHF 13.7 billion inflow into our European wealth management business.

Financial Businesses

Financial Businesses
Results

Results

Income statement [1]
	For the year ended		% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Continuing operations

Interest income	59,286	39,228	40,045	51

Interest expense	(49,758)	(27,484)	(27,784)	81

Net interest income	9,528	11,744	12,261	(19)

Credit loss (expense) / recovery	375	241	(102)	56

Net interest income after credit loss expense	9,903	11,985	12,159	(17)

Net fee and commission income	21,436	18,506	16,673	16

Net trading income	7,996	4,902	3,670	63

Other income	561	578	455	(3)

Total operating income	39,896	35,971	32,957	11

Cash components	18,275	16,310	15,892	12

Share-based components [2]	1,628	1,396	1,464	17

Total personnel expenses	19,903	17,706	17,356	12

General and administrative expenses	6,448	6,387	5,882	1

Services to / from other business units	(14)	(20)	(23)	30

Depreciation of property and equipment	1,240	1,262	1,320	(2)

Amortization of goodwill	0	646	677	(100)

Amortization of other intangible assets	127	168	185	(24)

Total operating expenses	27,704	26,149	25,397	6

Operating profit from continuing operations before tax	12,192	9,822	7,560	24

Tax expense	2,296	2,104	1,409	9

Net profit from continuing operations	9,896	7,718	6,151	28

Discontinued operations

Profit from discontinued operations before tax	4,564	396 [3]	220 [3]

Tax expense	489	97	52	404

Net profit from discontinued operations	4,075	299	168

Net profit	13,971	8,017	6,319	74

Net profit attributable to minority interests	454	361	360	26

from continuing operations	454	361	360	26

from discontinued operations	0	0	0

Net profit attributable to UBS shareholders	13,517	7,656	5,959	77

from continuing operations	9,442	7,357	5,791	28

from discontinued operations	4,075	299	168

Additional information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Personnel (full-time equivalents)	69,569	67,407	65,879	3

1 Excludes results from industrial holdings.  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Includes goodwill amortization of CHF 68 million and CHF 79 million for the years ended 31 December 2004 and 31 December 2003 respectively.

2005

Results

Our 2005 result was the best ever, with all our financial businesses reporting a stronger performance than a year earlier. Attributable profit in 2005 was CHF 13,517 million, of which discontinued operations contributed CHF 4,075 million, reflecting the impact of the sale of Private Banks & GAM. Net profit from continuing operations was CHF 9,442 million, and there was no goodwill charge. This was up 28% from CHF 7,357 million after goodwill in 2004, or 18% from CHF 8,003 million before goodwill. Higher revenues in practically all businesses drove the increase, clearly outpacing growth in costs. Asset-based revenues showed particular strength, reflecting rising market levels as well as strong inflows into our wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance and underwriting fees. Overall, net fee and commission income now contributes 54% to total operating income. Income from trading activities reached a record high as well, fueled by improved market opportunities, particularly in second half 2005. Revenues from interest margin products increased, reflecting the success and growth of lending activities to wealthy private clients worldwide. We also reported record credit loss recoveries. Personnel expenses were up 12% from a year earlier; performance-related payments rose with revenues and there was a general increase in staff numbers (the number of employees across the financial businesses rose 3% in 2005, with the increase spread across all businesses). For 2005, 50% of personnel expenses took the form of bonus or other variable compensation, up from 49% a year earlier. Average variable compensation per head in 2005 was 10% higher than in 2004. Despite continued investments in expanding our business while improving services to clients and streamlining internal processes, we kept costs under control. General and administrative expenses were up just 1% in 2005 from a year earlier. Because of the strength of revenue growth, our cost / income ratio was 70.1% in 2005.

Operating income

Total operating income was CHF 39,896 million in 2005, up 11% from CHF 35,971 million in 2004. This was the highest level ever.
Net interest income was CHF 9,528 million in 2005, down from CHF 11,744 million in the same period a year earlier. Net trading income was CHF 7,996 million, up from CHF 4,902 million in 2004.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net interest income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.
Net income from trading activities increased by 4% or CHF 387 million from CHF 11,032 million in 2004 to CHF 11,419 million in 2005. At CHF 3,928 million, equities trading income in 2005 was up 27% or CHF 830 million from CHF 3,098 million in 2004. Last year saw a large increase in derivatives and prime brokerage revenues around the globe, with the derivatives business seeing significant growth in both Asia Pacific and Europe as we continued to develop in these regions. Americas showed the strongest growth in prime brokerage, reflecting the growth of our client base. These gains were partially offset by lower revenues in our equity cash business. Fixed income trading revenues, at CHF 5,741 million in 2005, were down 8% or CHF 523 million from CHF 6,264 million in 2004. The drop was driven by declines in credit fixed income and fixed income, partially offset by increased revenues in our rates, principal finance and commercial real estate busi-

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Net interest income	9,528	11,744	12,261	(19)

Net trading income	7,996	4,902	3,670	63

Total net interest and trading income	17,524	16,646	15,931	5

Breakdown by business activity

Equities	3,928	3,098	2,445	27

Fixed income	5,741	6,264	6,474	(8)

Foreign exchange	1,458	1,467	1,436	(1)

Other	292	203	258	44

Net income from trading activities	11,419	11,032	10,613	4

Net income from interest margin products	5,355	5,070	5,000	6

Net income from treasury and other activities	750	544	318	38

Total net interest and trading income	17,524	16,646	15,931	5

Financial Businesses
Results

ness. Credit fixed income saw large revenue decreases in structured credit, notably in the US and credit trading in the emerging markets business and the high yield sector. Revenues in our rates business were up, driven mainly by structured LIBOR derivatives, European interest rates and US energy trading. We recorded revenues of CHF 103 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against losses of CHF 62 million a year earlier. At CHF 1,458 million, revenues from our foreign exchange business were stable in 2005 compared to CHF 1,467 million recorded a year earlier. While derivatives trading was negatively impacted by historically low volatility levels, foreign exchange trading revenues rose due to higher volumes.

Net income from interest margin products increased by 6% to CHF 5,355 million in 2005 from CHF 5,070 million in 2004. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth management collateralized lending business also grew during the year. In addition, revenues rose due to a rise of interest rates for client liabilities (with variable rates denominated in US dollars and Swiss francs). It also rose because of the appreciation of the US dollar against the Swiss franc, which helped revenues from US dollar cash accounts. This increase was partially offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 1.1 billion compared to year-end 2004.
At CHF 750 million, net income from treasury and other activities in 2005 was CHF 206 million or 38% higher than CHF 544 million in 2004. The increase reflects the benefits of the diversification of our capital base into currencies other than the Swiss franc in a way that matches the currency mix of our risk weighted assets. The higher equity base had a positive impact on treasury income as well, as did a positive timing effect related to cash flow hedging.
In 2005, we experienced a net credit loss recovery of CHF 375 million, compared to a net credit loss recovery of CHF 241 million in 2004. Releases in country allowances and provisions of CHF 118 million reflected the generally positive macro-economic environment in key emerging markets. This favorable result was achieved in a period which saw a benign environment for credit markets globally. Economic expansion in the US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerging capital markets, as healthy expansion of cash flows allowed the corporate sector to deleverage and build liquidity.

The net credit loss recovery at Global Wealth Management & Business Banking was CHF 223 million in 2005 compared to a net credit loss recovery of CHF 94 million in 2004. The benign credit environment in Switzerland, where the corporate bankruptcy rate has receded in 2005 coupled with the measures taken in recent years to improve the quality of our credit portfolio has resulted in a continued low level of new defaults. The success we have had in managing our impaired portfolio has also resulted in a higher than anticipated level of recoveries.
The Investment Bank experienced a net credit loss recovery of CHF 152 million in 2005, compared to a net credit loss recovery of CHF 147 million in 2004. This continued strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions as we actively sold impaired assets at better than anticipated terms.
For further details on our risk management approach, how we measure credit risk and the development of our credit risk exposures, please see the “Financial Management” chapter of our Handbook 2005/2006.
In 2005, net fee and commission income was CHF 21,436 million, up 16% from CHF 18,506 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher investment fund fees and net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees. Underwriting fees, at their highest level ever, were CHF 2,857 million in 2005, up 13% from CHF 2,531 million in 2004. Fixed income underwriting fees increased due to significantly improved market conditions and our enhanced competitive position, but were slightly offset by lower equity underwriting fees. Fixed income underwriting was CHF 1,516 million in 2005, up 36% from CHF 1,114 million in 2004. Equity underwriting slightly decreased by 5% to CHF 1,341 million in the same period. At CHF 1,460 million, corporate finance fees in 2005 were up 35% from CHF 1,078 million a year earlier. Advisory gross revenues increased notably during 2005, signalling the continued strength of merger and acquisition markets, and our growing franchise in this area. Net brokerage fees were CHF 5,087 million in 2005, up 15% or CHF 680 million from CHF 4,407 million in 2004, reflecting the improved markets and the resulting higher confidence of institutional and individual clients – especially in the second half of 2005. Investment

Credit loss (expense) / recovery
	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Global Wealth Management & Business Banking	223	94	(70)

Investment Bank	152	147	(32)

UBS	375	241	(102)

Net fee and commission income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equity underwriting fees	1,341	1,417	1,267	(5)

Bond underwriting fees	1,516	1,114	1,084	36

Total underwriting fees	2,857	2,531	2,351	13

Corporate finance fees	1,460	1,078	761	35

Brokerage fees	6,718	5,794	5,477	16

Investment fund fees	4,750	3,948	3,500	20

Fiduciary fees	212	197	216	8

Custodian fees	1,176	1,143	1,097	3

Portfolio and other management and advisory fees	5,310	4,488	3,718	18

Insurance-related and other fees	372	343	356	8

Total securities trading and investment activity fees	22,855	19,522	17,476	17

Credit-related fees and commissions	306	264	244	16

Commission income from other services	1,027	977	1,082	5

Total fee and commission income	24,188	20,763	18,802	16

Brokerage fees paid	1,631	1,387	1,473	18

Other	1,121	870	656	29

Total fee and commission expense	2,752	2,257	2,129	22

Net fee and commission income	21,436	18,506	16,673	16

fund fees, at their highest level ever, were CHF 4,750 million in 2005, up 20% from CHF 3,948 million in 2004, mainly reflecting higher asset-based fees for our wealth and asset management businesses, driven by strong client money inflows and strong market conditions. Fiduciary fees were slightly higher in 2005 increasing from CHF 197 million in 2004 to CHF 212 million, reflecting an increased number of mandates. At CHF 1,176 million, custodian fees in 2005 were up 3% from CHF 1,143 million in 2004. This increase was entirely due to an enlarged asset base. Portfolio and other management and advisory fees increased by 18% to CHF 5,310 million in 2005 from CHF 4,488 million in 2004. The increase is again the result of rising invested asset levels driven by market valuations and strong net new money inflows. Insurance-related and other fees, at CHF 372 million in 2005, increased by 8% from a year earlier, due to higher commissions from insurance related products. Credit-related fees and commissions increased by 16% to CHF 306 million in 2005 from CHF 264 million in 2004, reflecting improved market conditions which brought higher volumes.

Commission income from other services increased by 5% from CHF 977 million in 2004 to CHF 1,027 million in 2005, mainly driven by equity derivative products distributed in Switzerland.
Other income decreased by 3% to CHF 561 million in 2005 from CHF 578 million in 2004, mainly due to both lower net gains from disposal of associates and subsidiaries and from investments in property. This was partially offset by higher net gains from disposal of investment in financial assets available-for-sale.

Operating expenses

We continue to tightly manage our cost base with a clear focus on improving the efficiency of our businesses. Total operating expenses increased by 6% to CHF 27,704 million in 2005 from CHF 26,149 million in 2004.
Personnel expenses increased by CHF 2,197 million or 12% to CHF 19,903 million in 2005 from CHF 17,706 million in 2004. The rise was driven by higher performance-related compensation reflecting the better performance in all our businesses. Personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter. Salary expenses rose due to the 6% increase in personnel over the year (excluding the staff of Private Banks & GAM), showing the continuous expansion of our business as well as annual pay rises. Share-based components increased by 17% or CHF 232 million to CHF 1,628 million from CHF 1,396 million. This was due to an increase in the UBS share price and the higher proportion of stock in bonuses granted in 2005, partially offset by lower option expenses. Contractors’ expenses increased to CHF 823 million in 2005, up 45% from CHF 567 million in 2004, mainly related to the integration of former Perot employees into our central ITI function. It also reflects higher usage, mainly in our Investment Bank in support of increased business flows. Insurance and social security contributions rose by 23% to CHF 1,256 million in 2005 compared with CHF 1,024 million in 2004, reflecting higher salary and bonus payments. Contributions to retirement benefit plans were up 9% or CHF 61 million from CHF 651 million in 2004 to CHF 712 million in 2005 because of the higher salaries paid. At CHF 1,390 mil-

Financial Businesses
Results

Indicative pre-goodwill tax rates for financial businesses
	For the year ended
in %	31.12.05	31.12.04	31.12.03

Global Wealth Management & Business Banking	19	18	18

Wealth Management International & Switzerland	18	18	16

Wealth Management US	40	37	38

Business Banking Switzerland	17	19	20

Global Asset Management	24	21	20

Investment Bank	29	30	32

lion in 2005, other personnel expenses increased CHF 25 million from CHF 1,365 million in 2004, mainly driven by increased headcount, partially offset by the end of retention payments in the Wealth Management US business and lower severance payments.

At CHF 6,448 million in 2005, general and administrative expenses increased CHF 61 million from CHF 6,387 million a year ago. The increase was driven by travel and entertainment expenses, and additional administration costs, reflecting higher employee levels and further increases in business activity. Marketing costs increased due to continued investment in our brand. This was partially offset by lower provisions (2004 included the civil penalty levied by the Federal Reserve Board relating to our banknote trading business) and reduced expenses for IT outsourcing and professional fees, as well as lower rent and maintenance of machines and equipment.
Depreciation was CHF 1,240 million in 2005, down 2% from CHF 1,262 million in 2004. This was the lowest level ever, reflecting falling IT-related charges, partially offset by higher depreciation on real estate.
There was no amortization of goodwill in 2005 as we were required to stop doing so at the start of the year. In 2004, amortization of goodwill was CHF 646 million.
At CHF 127 million, amortization of other intangible assets was down 24% from CHF 168 million a year earlier, due to the reclassification of the Wealth Management US work-force to goodwill.

Tax

Tax expense for 2005 was CHF 2,296 million, resulting in an effective tax rate of 18.8%, down from the full-year 2004 tax rate of 21.4% (20.1% pre-goodwill). The tax rate for full-year 2005 was positively influenced by the absence of goodwill amortization and the successful conclusion of tax audits in the third and fourth quarters. We believe that a tax rate of about 21% is a reasonable initial estimate for 2006.

Business Group tax rates

Indicative Business Group and Business Unit tax rates are calculated on an annual basis based on the results and statutory tax rates of the financial year. These rates are approximate calculations, based upon the application to the year’s adjust-

ed earnings of statutory tax rates for the locations in which the Business Groups operated. These tax rates, therefore, give guidance on the tax cost to each Business Group of doing business during 2005 on a stand-alone basis, without the benefit of tax losses brought forward from earlier years.

The indicative tax rates for 2004 and 2003 are presented pre-goodwill. They give an indication of what the tax rate would have been if goodwill had not been charged for accounting purposes. It is the sum of the tax expense payable on net profit before tax and goodwill in each location, calculated on the above basis, divided by the total net profit before tax and goodwill. Tax rates post-goodwill are higher than the pre-goodwill rates, because in some jurisdictions there are limitations on the tax deductibility of amortization costs.
Please note that these tax rates are not necessarily indicative of future tax rates for the businesses or UBS as a whole.

Fair value disclosure of shares and options

The fair value of shares granted in 2005 rose to CHF 1,376 million, 24% higher than CHF 1,113 million a year earlier. The increase compared to 2004 is primarily driven by an increased proportion of bonuses being delivered in restricted shares.

The fair value of options granted as of 31 December 2005 was CHF 362 million, down 29% from CHF 508 million in 2004. The decrease reflects a lower fair value per option, primarily due to a change in the valuation model, and a drop in the number of options granted.
Most share-based compensation is granted in the first quarter of the year, with any further grants mainly under the Equity Plus program, a continuing employee participation program under which voluntary investments in UBS shares each quarter are matched with option awards.
These amounts, net of forfeited awards, will be recognized as compensation expense over the service period, which is generally equal to the vesting period. Most UBS share and option awards vest incrementally over a three-year period.

Outlook

At this time last year, we said that it would be challenging to beat our then record 2004 result. Helped by continued favor-

able market conditions, especially in the second half of 2005, we did exceed last year’s record performance; but this makes the task for 2006 even greater. Early indications for 2006 show that business has started on a positive note. Deal pipelines are promising, investors are upbeat and macroeconomic indicators are encouraging. The fundamentals driving the growth of the financial industry remain intact for the time being.

We are therefore optimistic about the outlook for UBS – for 2006 and beyond. We now have a strong competitive position in the areas we have chosen to invest in – among them European wealth management, alternative investments, investment banking, prime brokerage and in Asia Pacific across business lines. These areas are becoming major revenue contributors, allowing us to invest in other opportunities that fit our strategy. This will help us sustain growth as well as our attractiveness to clients, employees and shareholders well into the future.

2004

Results

Net profit attributable to UBS shareholders in 2004 was CHF 7,656 million, with CHF 7,357 million coming from continuing operations and CHF 299 million from discontinued operations – the latter solely related to Private Banks & GAM. Overall, performance improved 28% compared to 2003, when attributable net profit was CHF 5,959 million. Before goodwill and excluding the sale of our Correspondent Services Corporation (CSC) clearing subsidiary, which was completed in second quarter 2003, net profit rose by 25%. The increase was driven by higher revenues in all categories, clearly outpacing cost growth. Our asset-based revenues showed particular strength, reflecting improved market valuations as well as strong inflows of net new money into our wealth and asset management businesses. We also saw a strong increase in brokerage, corporate finance, underwriting fees and trading income. We reported record credit loss recoveries as well. Performance-related compensation rose in line with revenues, with higher general and administrative expenses driven by higher legal provisions and operational risk costs.

Operating income

Total operating income was CHF 35,971 million in 2004, up 9% from CHF 32,957 million in 2003. The increase was driven by our ability to capture opportunities in increasingly active financial markets. The increase in market levels positively impacted the asset base of our wealth and asset management businesses, prompting fee-based revenues to rise. Trading and brokerage income also profited from the improved market environment that boosted institutional and private client transaction activity. We also recorded credit loss recoveries in 2004 compared to expenses in 2003. The over-

all rise in 2004’s revenues, however, was partially offset by the weakening of the US dollar against the Swiss franc.

Net interest income was CHF 11,744 million in 2004, down from CHF 12,261 million in the same period a year earlier. Net trading income was CHF 4,902 million, up from CHF 3,670 million in 2003.
At CHF 5,070 million, net income from interest margin products in 2004 was 1% higher than CHF 5,000 million a year earlier. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage and wealth management margin lending business also grew over the year. This increase was nearly offset by lower income from our shrinking Swiss recovery portfolio, which dropped by CHF 2.0 billion compared to year-end 2003, reduced interest margins on client cash and savings accounts, as well as declining revenues from US dollar-denominated accounts.
Net income from trading activities was CHF 11,032 million in 2004, up by 4% or CHF 419 million from CHF 10,613 million a year earlier. At CHF 3,098 million, equities trading income in 2004 was up 27% or CHF 653 million from CHF 2,445 million in 2003. The increase reflects expansion in market volumes and, hence, improved trading opportunities, especially during the particularly strong first quarter and after the US elections in November. Our proprietary trading strategies performed well. Equity finance revenues increased strongly, reflecting the successful integration of ABN Amro’s prime brokerage business. Fixed income trading revenues, at CHF 6,264 million in 2004, were down 3% from CHF 6,474 million in 2003. The drop was driven by declines in our principal finance, commercial real estate and fixed income businesses, partially offset by improved revenues in our rates business. Compared to 2003, the market environment in 2004 saw rising interest rates and lower volatility, which drove activity from the market. We recorded losses of CHF 62 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book, against losses of CHF 678 million a year earlier. Foreign exchange trading revenues increased by 2% to CHF 1,467 million in 2004 from CHF 1,436 million a year earlier, reflecting an outstanding performance in our derivative trading business as well as strong sales volumes.
At CHF 544 million, net income from treasury and other activities in 2004 was CHF 226 million or 71% higher than CHF 318 million in 2003. The impact of falling interest rates was partially offset by the diversification of our invested equity into currencies other than the Swiss franc. Other activities improved due to lower goodwill funding costs.
In 2004, we experienced a net credit loss recovery of CHF 241 million, compared to net credit loss expense of CHF 102 million in 2003. This favorable result was achieved in a period which saw a very sanguine environment for credit markets globally. Economic expansion in the US provided a strong stimulus for growth worldwide. Almost without exception, credit spreads contracted in all the major developed and emerg-

Financial Businesses
Results

ing capital markets, as healthy expansion of cash flows allowed the corporate sector to de-leverage and build liquidity.

Net credit loss recovery at Global Wealth Management & Business Banking amounted to CHF 94 million in 2004 compared to net credit loss expenses of CHF 70 million in 2003. Our domestic credit portfolio demonstrated strong resilience in a Swiss economic environment which saw a 9.2% increase in corporate bankruptcies compared to 2003. The measures taken in past years to improve the quality of our credit portfolio have resulted in lower levels of new defaults and our success in managing the impaired portfolio resulted in a higher than anticipated level of recoveries.
The Investment Bank experienced a net credit loss recovery of CHF 147 million in 2004, compared to a net credit loss expense of CHF 32 million in 2003. This strong performance was the result of minimal exposure to new defaults and strong recoveries of previously established allowances and provisions. Releases in country allowances and provisions were due partly to exposure reductions in the affected countries and partly to a more favorable outlook for emerging market economies. There was also a partial release of a sizeable allowance for a corporate counterparty which managed a turnaround during 2004.
In 2004, net fee and commission income was CHF 18,506 million, up 11% from CHF 16,673 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees. Underwriting fees were CHF 2,531 million in 2004, up 8% from CHF 2,351 million in 2003. Both equity and fixed income underwriting fees increased. Fixed income underwriting was CHF 1,114 million in 2004, up 3% from CHF 1,084 million in 2003. Equity underwriting increased 12% to CHF 1,417 million in the same period. At CHF 1,078 million, corporate finance fees in 2004 were up 42% from CHF 761 million a year earlier. We were able to benefit from the pick-up in merger and acquisition activity, and our strengthened advisory business, particularly in the US. Net brokerage fees were CHF 4,407 million in 2004, up 10% or CHF 403 million from CHF 4,004 million in 2003, reflecting the improved markets and the resulting higher institutional and individual client activity – especially in the first and fourth quarters of 2004. Investment fund fees were CHF 3,948 million in 2004, up 13% from CHF 3,500 million in 2003, mainly reflecting higher asset-based fees for our wealth and asset management businesses. At CHF 1,143 million, custodian fees in 2004 were up 4% from CHF 1,097 million in 2003. This increase was entirely due to an enlarged asset base. Insurance-related and other fees, at CHF 343 million in 2004, decreased by 4% from a year earlier. Excluding the effect of the weakening US dollar, insurance-related and other fees were actually slightly higher compared to 2003. Credit-related fees and commissions increased by 8% to CHF 264 million in 2004 from CHF 244 million in 2003, reflecting improved market conditions which brought higher volumes. Portfolio and other management and advisory fees increased by 21% to CHF 4,488 million in 2004 from CHF 3,718 million in 2003. The increase was again the result of rising invested asset levels driven by market valuations and strong net new money in-flows, as well as an increase in performance fees.
Other income increased by 27% to CHF 578 million in 2004 from CHF 455 million in 2003. The increase was driven by higher disposal gains from financial investments available-for-sale (up CHF 42 million) and lower impairment charges (down CHF 150 million). This was partially offset by lower gains from the divestment of associates and subsidiaries, which dropped by 51% to CHF 84 million in 2004 (the major disposal being the Noga Hilton hotel in Geneva) from CHF 170 million in 2003 (the major disposal being Correspondent Services Corporation (CSC)).

Operating expenses

We continued to tightly manage our cost base with a clear focus on improving the efficiency of our businesses. Total operating expenses increased by 3% to CHF 26,149 million in 2004 from CHF 25,397 million in 2003.
Personnel expenses increased by CHF 350 million or 2% to CHF 17,706 million in 2004 from CHF 17,356 million in 2003. The rise was driven by higher performance-related compensation reflecting the better performance in most of our businesses. Cash components rose by CHF 418 million due to the 2% increase in headcount over the year, whereas share-based components decreased by 5%. Contractors’ expenses increased to CHF 567 million in 2004, up 6% from CHF 536 million in 2003, reflecting higher usage, mainly in our Investment Bank in support of increased business flows. At CHF 1,365 million, other personnel expenses dropped CHF 263 million from CHF 1,628 million in 2003 due to the end of retention payments in the Wealth Management US business and lower severance payments. For 2004, 49% of personnel expenses took the form of bonus or variable compensation, up from 46% in 2003. Average variable compensation per head in 2004 was 9% higher than in 2003.
At CHF 6,387 million in 2004, general and administrative expenses increased CHF 505 million from CHF 5,882 million in the same period a year ago. The increase was driven by higher provisions (up CHF 257 million) which rose due to specific operational and legal provisions (including the civil penalty levied by the Federal Reserve Board relating to our banknote trading business), higher IT and other outsourcing expenses as well as professional fees, the latter due to higher legal and project costs. This was partially offset by savings in telecommunication, rent and maintenance expenses.
Depreciation was CHF 1,262 million in 2004, down 4% from CHF 1,320 million in 2003, reflecting falling IT-related charges as well as lower writedowns of equipment.
At CHF 646 million, amortization of goodwill was down 5% from CHF 677 million. Amortization of other intangible assets was down 9% from CHF 185 million in 2003, reflecting lower amortization charges and the weakening of the US dollar against the Swiss franc.

Tax

In 2004, we incurred a tax expense of CHF 2,104 million, reflecting an effective tax rate of 21.4% for full-year 2004, compared to the full-year rate of 16.9% in 2003 (excluding the gain on sale of CSC). The 2003 tax rate was positively influenced by a favorable regional profit mix. The higher rate for 2004 has been driven by an increase in profitability in higher tax jurisdictions, mainly the US.

Fair value disclosure of options

The fair value of options granted in 2004 was CHF 508 million (pre-tax: CHF 543 million) compared to CHF 439 million (pre-tax: CHF 576 million) in the same period a year ago. The after-tax increase was driven by a higher UBS share price, a lower pro-forma tax benefit, and adjusted assumptions for the valuation of options. In fact, significantly fewer option grants were made in 2004 (down nearly 40% from 2003), in line with our strategy of granting options more selectively.

Financial Businesses
Global Wealth Management & Business Banking

Global Wealth Management & Business Banking

Pre-tax profit for our international and Swiss wealth management businesses was CHF 4,161 million, up 20% from the pre-goodwill result achieved in 2004. In the US, pre-tax profit rose to CHF 312 million from CHF 29 million a year earlier. Business Banking Switzerland’s pre-tax profit was CHF 2,189 million, up 9% from 2004.

Business Group reporting
	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Income	19,131	17,506	16,792	9

Adjusted expected credit loss [1]	107	(38)	(139)

Total operating income	19,238	17,468	16,653	10

Cash components	8,252	7,630	7,711	8

Share-based components [2]	237	235	288	1

Total personnel expenses	8,489	7,865	7,999	8

General and administrative expenses	2,845	2,473	2,383	15

Services to / from other business units	960	1,137	1,285	(16)

Depreciation of property and equipment	226	202	236	12

Amortization of goodwill	0	238	246	(100)

Amortization of other intangible assets	56	115	137	(51)

Total operating expenses	12,576	12,030	12,286	5

Business Group performance before tax	6,662	5,438	4,367	23

Business Group performance before tax and amortization of goodwill	6,662	5,676	4,613	17

KPIs

Cost / income ratio (%) [3]	65.7	68.7	73.2

Cost / income ratio before goodwill (%) [3]	65.7	67.4	71.7

Capital return and BIS data

Return on adjusted regulatory capital (%) [4]	34.7	31.3	25.8

Return on adjusted regulatory capital before goodwill (%) [4]	34.7	32.7	27.3

BIS risk-weighted assets	147,348	134,004	132,106	10

Goodwill	5,407	3,648	3,713	48

Adjusted regulatory capital [5]	20,142	17,048	16,924	18

Additional Information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Client assets (CHF billion)	2,895	2,306	2,196	26

Personnel (full-time equivalents)	44,612	42,570	42,386	5

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Operating expenses / income.  4 Business Group performance before tax / average adjusted regulatory capital.   5 10% of BIS risk-weighted assets plus goodwill.

Wealth Management International & Switzerland

Business Unit reporting
	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Income	9,024	7,701	6,797	17

Adjusted expected credit loss [1]	(13)	(8)	(4)	(63)

Total operating income	9,011	7,693	6,793	17

Cash components	2,491	2,047	1,921	22

Share-based components [2]	88	72	75	22

Total personnel expenses	2,579	2,119	1,996	22

General and administrative expenses	804	642	604	25

Services to / from other business units	1,371	1,395	1,479	(2)

Depreciation of property and equipment	89	66	82	35

Amortization of goodwill	0	67	54	(100)

Amortization of other intangible assets	7	8	21	(13)

Total operating expenses	4,850	4,297	4,236	13

Business Unit performance before tax	4,161	3,396	2,557	23

Business Unit performance before tax and amortization of goodwill	4,161	3,463	2,611	20

KPIs

Invested assets (CHF billion)	982	778	701	26

Net new money (CHF billion) [3]	68.2	42.3	29.7

Gross margin on invested assets (bps) [4]	102	103	101	(1)

Cost / income ratio (%) [5]	53.7	55.8	62.3

Cost / income ratio before goodwill (%) [5]	53.7	54.9	61.5

Cost / income ratio before goodwill and excluding the European wealth management business (%) [5]	47.7	47.2	53.2

Client advisors (full-time equivalents)	4,154	3,744	3,300	11

International clients

Income	6,476	5,429	4,734	19

Invested assets (CHF billion)	729	562	491	30

Net new money (CHF billion) [3]	64.2	40.4	29.7

Gross margin on invested assets (bps) [4]	100	102	101	(2)

European wealth management (part of international clients)

Income	722	437	267	65

Invested assets (CHF billion)	114	82	46	39

Net new money (CHF billion) [3]	21.8	13.7	10.8

Client advisors (full-time equivalents)	803	838	672	(4)

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Income/average invested assets.  5 Operating expenses / income.

Financial Businesses
Global Wealth Management & Business Banking

Business Unit reporting (continued)	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Swiss clients

Income	2,548	2,272	2,063	12

Invested assets (CHF billion)	253	216	210	17

Net new money (CHF billion) [1]	4.0	1.9	0.0

Gross margin on invested assets (bps) [2]	109	106	102	3

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]	78.9	82.5	70.0

Return on adjusted regulatory capital before goodwill (%) [3]	78.9	84.1	71.5

BIS risk-weighted assets	43,369	31,903	28,130	36

Goodwill	1,566	1,176	838	33

Adjusted regulatory capital [4]	5,903	4,366	3,651	35

Additional information	As at or for the year ended			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Recurring income [5]	6,635	5,679	4,787	17

Client assets (CHF billion)	1,235	972	884	27

Personnel (full-time equivalents)	11,555	10,093	9,176	14

1 Excludes interest and dividend income.  2 Income / average invested assets.  3 Business Unit performance before tax / average adjusted regulatory capital.  4 10% of BIS risk-weighted assets plus goodwill.  5 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.

Components of operating income

Wealth Management International & Switzerland derives its operating income principally from:
–	fees for financial planning and wealth management services;
–	fees for investment management services;
–	transaction-related fees; and
–	net interest income.

Wealth Management International & Switzerland’s fees are based on the market value of invested assets and the level of transaction-related activity. As a result, operating income is affected by factors such as fluctuations in invested assets, changes in market conditions, investment performance and inflows and outflows of client funds.

2005

Key performance indicators

In 2005, net new money inflows totaled CHF 68.2 billion, up 61% from CHF 42.3 billion in 2004, representing an annual growth rate of 8.8% of the underlying invested asset base at end-2004. This excellent performance was driven by gains in all geographical areas, especially from Asian clients, and a par-

ticularly strong CHF 21.8 billion inflow into our European wealth management business.

Invested assets, at CHF 982 billion on 31 December 2005, were up 26% from CHF 778 billion a year earlier, mainly reflecting the strong inflow of net new money and the positive market performance during the second half of the year, with CHF 11.1 billion coming from new assets gained from acquisitions we integrated in 2005. The 15% rise of the US dollar against the Swiss franc contributed to the increase. Approxi-

mately 36% of invested assets were denominated in US dollars at the end of 2005.

The gross margin on invested assets was 102 basis points in 2005, down 1 basis point from 103 basis points a year earlier, as the asset base was boosted by the record inflows of net new money. Overall, recurring income made up 75 basis points of the margin in 2005, down from 76 basis points in 2004. Non-recurring income comprised 27 basis points of the margin in 2005, unchanged from 2004.

     The pre-goodwill cost / income ratio improved to 53.7% in 2005 from 54.9% a year earlier, reflecting the strong rise in income, which more than offset the increase in personnel expenses (mainly performance-related compensation) and higher general and administrative costs. Excluding the European wealth management business, the 2005 cost / income ratio rose to 47.7% from 47.2% a year earlier.

European wealth management

Our European wealth management business continued to make significant progress. With a particularly good performance in the UK and Germany, the inflow of net new money in 2005 was CHF 21.8 billion, up 59% from the previous year’s intake of CHF 13.7 billion. The result reflects an annual net new money inflow rate of 27% of the underlying asset base at year-end 2004.

     The level of invested assets was a record CHF 114 billion on 31 December 2005, a 39% increase compared to the CHF 82 billion a year earlier. As well as new inflows, this reflected rising equity market levels and a 15% appreciation of the US dollar against the Swiss franc.

     In 2005, income from our European wealth management business was CHF 722 million, up 65% from a year earlier, reflecting our growing asset and client base.

     In 2005, the number of client advisors decreased by 35. The decline was due to the reclassification of some former Sauer-born Trust employees initially accorded client advisor status, and the departure of less productive client advisors.

Results

In 2005, pre-tax profit, at CHF 4,161 million, was up 20% from the pre-goodwill result in 2004. This increase reflects favorable equity markets, which drove a 17% increase in revenues through higher asset-based fees, and strengthening client activity. Rising interest income, a reflection of the expansion of our margin lending activities, also bolstered revenues. At the same time, our expenses, up 15% in 2005 from 2004 (pre-goodwill), reflect our ongoing growth strategy. Personnel expenses, up 22%, rose due to the hiring of an additional 1,462 employees.

Financial Businesses
Global Wealth Management & Business Banking

Operating income

Total operating income in 2005 was CHF 9,011 million, up 17% from CHF 7,693 million a year earlier. This was the highest level ever, reflecting a rise in recurring as well as in non-recurring revenues. Recurring income increased 17% on rising asset-based fees, benefiting from gains in asset levels. This was accentuated by higher interest income due to the expansion of our margin lending activities. Non-recurring income rose due to higher brokerage fees and commissions for sales of investment funds, reflecting an increase in client activity levels, which were particularly strong in the first quarter and in the second half of the year. These positive effects were supported by the appreciation of the US dollar against the Swiss franc.

Operating expenses

At CHF 4,850 million, operating expenses in 2005 were up 15% from CHF 4,230 million (pre-goodwill) a year earlier, reflecting higher personnel expenses as well as the ongoing investment in our growth initiatives. Personnel expenses rose 22% to CHF 2,579 million in 2005 compared to CHF 2,119 million a year earlier, reflecting the increase in salaries from the expansion of our business as well as higher performance-related compensation. Expenses for share-based awards increased with more shares and options being granted and the rise of the share price during the year. General and administrative expenses, at CHF 804 million, were up 25% in 2005 from CHF 642 million a year earlier due to ongoing business expansion as well as investments in our physical and IT infrastructure. Expenses for services from other business units, at CHF 1,371 million in 2005, were down 2% from CHF 1,395 million the previous year, mainly due to lower charges for insurance. Depreciation was CHF 89 million in 2005, up 35% from CHF 66 million a year earlier because of higher charges for information technology equipment. Amortization of goodwill ceased in 2005, while the amorti-

zation of intangible assets was CHF 7 million, practically unchanged from CHF 8 million in 2004.

2004

Key performance indicators

In 2004, net new money inflows totaled CHF 42.3 billion, up 42% from CHF 29.7 billion in 2003. The excellent performance was due to strong inflows into our European wealth management business as well as significant inflows from clients in Asia and Eastern Europe.

Invested assets, at CHF 778 billion on 31 December 2004, were up 11% from CHF 701 billion a year earlier, mainly reflecting the strong inflow of net new money and CHF 22.4 billion in new assets gained from acquisitions integrated in 2004. Rising equity markets also had a positive impact on asset levels, helping to compensate for the negative effect of the US dollar’s weakening against the Swiss franc. 35% of invested assets were denominated in US dollars at the end of 2004.
The gross margin on invested assets was 103 basis points in 2004, up 2 basis points from 101 basis points a year earlier, as revenues increased more than the average asset base. Overall, recurring income made up 76 basis points of the margin in 2004, up from 71 basis points in 2003. Non-recurring income comprised 27 basis points of the margin in 2004, against 30 basis points in 2003.
The pre-goodwill cost / income ratio declined to 54.9% in 2004 from 61.5% a year earlier, reflecting the strong rise in income, which more than offset the gain in performance-related compensation. Excluding the European wealth management business, the cost / income ratio fell to 47.2% in 2004 from 53.2% a year earlier.

European wealth management

Our European wealth management business made significant progress. With a particularly good performance in the UK and Germany, the inflow of net new money in 2004 was CHF 13.7 billion, up 27% from the previous year’s intake of CHF 10.8 billion. The result reflected an annual net new money inflow rate of 30% of the underlying asset base at year-end 2003.

The level of invested assets was a record CHF 82 billion on 31 December 2004, almost double the CHF 46 billion a year earlier, with the gain reflecting healthy inflows of net new money, and the integration of acquisitions made during the year.
In 2004, income from our European wealth management business was CHF 437 million, up 64% from a year earlier, reflecting our growing asset and client base.
The number of client advisors increased by 166 in 2004, of which 144 were from businesses we acquired during the year.

Results

Wealth Management International and Switzerland’s 2004 pre-tax profit, at CHF 3,396 million, increased 33% from 2003, mainly due to a recovery in major financial markets that started in the middle of 2003, driving a 13% increase in revenues through higher asset-based fees. At the same time, our expenses only rose by 1% in 2004 from 2003, reflecting our tight cost management.

Operating income

Total operating income in 2004 was CHF 7,693 million, up 13% from CHF 6,793 million in 2003. Recurring income increased 19% on higher asset-based fees, the latter benefiting from gains in asset levels. Rising interest income, reflecting the expansion of our margin lending activities, also had a positive impact on revenues. Non-recurring income rose due to higher brokerage fees, tracing the increase in client activity levels, which were particularly strong in the first and fourth quarters of the year.

Operating expenses

At CHF 4,297 million, operating expenses in 2004 were up 1% from CHF 4,236 million a year earlier, reflecting higher personnel expenses as well as the ongoing investment in growth initiatives. Personnel expenses in 2004 rose 6% to CHF 2,119 million from CHF 1,996 million a year earlier, reflecting higher performance-related compensation as well as an increase in salaries related to the expansion of our business. General and administrative expenses, at CHF 642 million, were up 6% in 2004 from CHF 604 million a year earlier, due to higher legal and operational provisions, an increase in travel and entertainment expenses as well as a rise in marketing costs. Expenses for services from other business units, at CHF 1,395 million in 2004, were down 6% from CHF 1,479 million in the previous year, mainly due to lower charges for insurance and IT services. Depreciation was CHF 66 million in 2004, down 20% from CHF 82 million a year earlier because of lower charges for information technology equipment. Goodwill amortization was CHF 67 million in 2004, up 24% from a year earlier.

Financial Businesses
Global Wealth Management & Business Banking

Wealth Management US

Business Unit reporting
	For the year ended			% change from

CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Private client revenues	5,347	4,906	4,959 [1]	9

Net goodwill funding [2]	(189)	(165)	(211)	(15)

Income	5,158	4,741	4,748	9

Adjusted expected credit loss [3]	(2)	(5)	(8)	60

Total operating income	5,156	4,736	4,740	9

Cash components	3,353	3,206	3,394	5

Share-based components [4]	107	114	161	(6)

Total personnel expenses	3,460	3,320	3,555	4

General and administrative expenses	1,047	767	689	37

Services to / from other business units	223	275	415	(19)

Depreciation of property and equipment	65	67	66	(3)

Amortization of goodwill	0	171	192	(100)

Amortization of other intangible assets	49	107	116	(54)

Total operating expenses	4,844	4,707	5,033	3

Business Unit performance before tax	312	29	(293)	976

Business Unit reporting excluding acquisition costs
	For the year ended			% change from

CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Total operating income	5,156	4,736	4,740	9

Add back: Net goodwill funding [2]	189	165	211	15

Operating income excluding acquisition costs	5,345	4,901	4,951	9

Total operating expenses	4,844	4,707	5,033	3

Retention payments	0	(99)	(299)	100

Amortization of goodwill	0	(171)	(192)	100

Amortization of other intangible assets	(49)	(107)	(116)	54

Operating expenses excluding acquisition costs	4,795	4,330	4,426	11

Business Unit performance before tax and acquisition costs	550	571	525	(4)

1 Includes gain on disposal of Correspondent Services Corporation of CHF 161 million.  2 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding capital allocated.  3 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  4 Additionally includes related social security contributions and expenses related to alternative investment awards.

Business Unit reporting (continued)
	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

KPIs

Invested assets (CHF billion)	752	606	599	24

Net new money (CHF billion) [1]	26.9	18.1	14.3

Interest and dividend income (CHF billion) [2]	18.3	15.3	15.1	20

Gross margin on invested assets (bps) [3]	75	77	82	(3)

Gross margin on invested assets excluding acquisition costs (bps) [4]	78	80	86	(3)

Cost / income ratio (%) [5]	93.9	99.3	106.0

Cost / income ratio excluding acquisition costs (%) [6]	89.7	88.3	89.3

Recurring income [7]	2,834	2,343	2,124	21

Revenues per advisor (CHF thousand) [8]	715	655	597	9

Capital return and BIS data

Return on adjusted regulatory capital (%) [9]	5.8	0.6	(6.5)

Return on adjusted regulatory capital before acquisition costs (%) [10]	31.1	35.5	36.3

BIS risk-weighted assets	18,928	17,664	16,248	7

Goodwill	3,841	2,472	2,875	55

Adjusted regulatory capital [11]	5,734	4,238	4,500	35

Adjusted regulatory capital excluding goodwill and intangible assets [12]	1,818	1,610	1,444	13

Additional information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Client assets (CHF billion)	826	679	690	22

Personnel (full-time equivalents)	17,034	16,969	17,029	0

Financial advisors (full-time equivalents)	7,520	7,519	7,766	0

1 Excludes interest and dividend income.  2 For purposes of comparison with US peers.  3 Income / average invested assets.  4 Income, add back net goodwill funding / average invested assets.  5 Operating expenses / income.  6 Operating expenses less the amortization of goodwill (in 2004 and 2003), other intangible assets and retention payments / income, add back net goodwill funding.  7 Interest, asset-based fees for portfolio management and fund distribution, account-based and advisory fees.  8 Private client revenues / average number of financial advisors.  9 Business Unit performance before tax / average adjusted regulatory capital.  10 Business Unit performance before tax and acquisition costs / average adjusted regulatory capital excluding goodwill and intangible assets.  11 10% of BIS risk-weighted assets plus goodwill.  12 10% of BIS risk-weighted assets excluding intangible assets.

Components of operating income

Wealth Management US principally derives its operating income from:
–	fees for financial planning and wealth management services;
–	fees for investment management services;
–	transaction-related fees; and
–	interest income from client loans.

These fees are based on the market value of invested assets, the level of transaction-related activity and the size of the loan book. As a result, operating income is affected by such factors as fluctuations in invested assets, changes in market conditions, investment performance, inflows and outflows of client funds, and investor activity levels.

Financial Businesses
Global Wealth Management & Business Banking

2005

Key performance indicators

The inflow of net new money in 2005 was a strong CHF 26.9 billion, up 49% from CHF 18.1 billion in 2004. Including interest and dividends, net new money in 2005 was CHF 45.2 billion, up from CHF 33.4 billion a year earlier. The increase in net new money was mainly due to the hiring of highly efficient financial advisors and inflows from ultra high net worth clients.

     Wealth Management US had CHF 752 billion in invested assets on 31 December 2005, up 24% from CHF 606 billion on 31 December 2004. The increase was due to the strong appreciation of the year-end US dollar spot rate against the Swiss franc, the inflows of net new money as well as positive market movements. In US dollar terms, invested assets were 8% higher on 31 December 2005 than they were on the same date in 2004.

     The gross margin on invested assets was 75 basis points in 2005, down from 77 basis points in 2004. The gross margin on invested assets before acquisition costs (net goodwill funding costs) was 78 basis points, down from 80 basis points in 2004. The increase in average invested asset levels (up 11%) outpaced the gain in revenues (up 9%) following a decrease in transactional revenues over the year.

     The cost / income ratio before acquisition costs was 89.7% for 2005, compared to 88.3% in 2004. The increase in the cost / income ratio reflects higher expenses associated with litigation provisions and personnel expenses, partially offset by a rise in revenues due to higher recurring income.

     In 2005, recurring income was CHF 2,834 million, up 21% from CHF 2,343 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 20% in 2005 from 2004, mainly due to higher levels of managed account fees on a record level of invested assets in US dollar terms, and increased net interest income from the lending business. Flows into managed account products were USD

16.7 billion in full-year 2005, comparing favorably to the USD 12.7 billion flow for full-year 2004. Recurring income represented about 55% of income in 2005 compared with 49% in 2004.

Revenues per advisor increased in 2005 to CHF 715,000 from CHF 655,000 in 2004 as practically the same number of financial advisors were able to produce higher recurring income than a year earlier. The number of financial advisors was almost flat compared to 2004, increasing by 1 advisor to 7,520 at the end of 2005. Increases in highly efficient financial advisors and trainees were offset by attrition among less productive advisors.

Results

In 2005, we reported a pre-tax profit of CHF 312 million compared to CHF 29 million in 2004. Excluding acquisition costs, profit was CHF 550 million in 2005 and CHF 571 million in 2004. This decrease reflects mainly higher litigation provisions. In US dollar terms, operational performance (excluding acquisition costs) in 2005 was 4% lower than in 2004.

Operating income

In 2005, total operating income was CHF 5,156 million, up 9% compared to CHF 4,736 million in 2004. The same holds true for the operating income before acquisition costs. On the same basis and excluding currency effects, operating income increased by 8% from 2004. The increase in operating income is primarily due to higher recurring income based on higher levels of assets, rising net interest income in UBS Bank USA, slightly offset by lower transactional revenues.

Operating expenses

Total operating expenses rose 3% to CHF 4,844 million in 2005 from CHF 4,707 million in 2004. Excluding acquisition costs, the increase was 11%. Excluding currency effects and acquisition costs, operating expenses were 10% higher. This reflects the impact of increased litigation provisions in second half 2005 which accounted for almost all the increase in non-personnel expenses.
Personnel expenses increased by CHF 140 million due to higher variable compensation, reflecting the higher level of income partially offset by a credit related to a change in the estimated service period used for the amortization of certain long-term employee benefits. Share based components decreased, reflecting less share and options awards. Excluding the currency translation effect, the increase in personnel expenses amounted to 3%. General and administrative expenses increased 37% to CHF 1,047 million in 2005 from CHF 767 million in 2004. In US dollar terms, they actually rose 35%, reflecting higher litigation provisions, partially offset by lower professional fees. Services from other business units decreased mainly due to lower charges in from ITI. Depreciation was also lower due to a drop in infrastructure charges (down CHF 2 million). The amortization of other intangibles was CHF 49 million in 2005, down 54% from CHF 107 million due to the reclassification of certain intangible assets. Under the new accounting rules, these assets are classified as goodwill, which is no longer amortized.

Financial Businesses
Global Wealth Management & Business Banking

2004

Key performance indicators

In 2004, inflows of net new money were CHF 18.1 billion, CHF 3.8 billion higher than the CHF 14.3 billion reported in 2003. Including interest and dividends, net new money in 2004 was CHF 33.4 billion, higher than the CHF 29.4 billion reported in 2003.

Wealth Management US had CHF 606 billion in invested assets on 31 December 2004, up 1% from CHF 599 billion on 31 December 2003. The increase was due to inflows of net new money and the effects of market appreciation, partly offset by the weakening of the US dollar against the Swiss franc. In US dollar terms, invested assets were 10% higher on 31 December 2004 than they were on the same date in 2003.
The gross margin on invested assets was 77 basis points in 2004, down from 82 basis points in 2003. The gross margin on invested assets before acquisition costs (net goodwill funding costs) was 80 basis points, down from 86 basis points in 2003.
The cost / income ratio before acquisition costs was 88.3% for 2004, compared to 89.3% in 2003. The improvement in the cost / income ratio reflects our continuous cost control.
In 2004, recurring income was CHF 2,343 million, up 10% from CHF 2,124 million a year earlier. Excluding the impact of currency fluctuations, recurring income was up 19% in 2004 from 2003, mainly due to higher levels of managed account fees on a record level of invested assets in US dollar terms. Flows into managed account products were USD 12.7 billion in full-year 2004, comparing favorably to the USD 10.2 billion flow for full-year 2003.
Revenues per advisor increased in 2004 to CHF 655,000 from CHF 597,000 in 2003 as a lower number of financial advisors were able to produce roughly the same revenues as a year earlier. The number of financial advisors decreased to 7,519 in 2004 from 7,766 a year earlier due to attrition among less productive financial advisors.

Results

In 2004, we reported a pre-tax gain of CHF 29 million compared to a loss of CHF 293 million in 2003. The 2003 results include a pre-tax gain of CHF 161 million from the sale of Correspondent Services Corporation (CSC) in second quarter. After the exclusion of the CSC gain and before acquisition costs, operational performance showed profits of CHF 571 million in 2004 and CHF 364 million in 2003. In US dollar terms, operational performance (excluding the gain on sale of CSC) in 2004 was 69% higher than in 2003. This represents the best result since PaineWebber became part of UBS, reflecting record recurring income and increased net interest revenues benefiting from the first full-year impact of UBS Bank USA.

Operating income

In 2004, total operating income was CHF 4,736 million, almost unchanged compared to CHF 4,740 million in 2003. Before acquisition costs and excluding the sale of our CSC business, total operating income rose from a year earlier. On the same basis and excluding currency effects, operating income increased by 11% from 2003. The increase in operating income is primarily due to higher recurring income, rising net interest income due to UBS Bank USA, and higher transactional revenues.

Operating expenses

Total operating expenses decreased 6% to CHF 4,707 million in 2004 from CHF 5,033 million in 2003. Excluding acquisition costs, the drop was 2%, mainly due to the weakening of the US dollar against the Swiss franc. Excluding currency effects and acquisition costs, operating expenses were up 6%, primarily due to an increase in general and administrative expenses. Personnel expenses dropped to CHF 3,320 million in 2004, down 7% from CHF 3,555 million a year earlier. Excluding the effects of currency translation, personnel expenses were slightly higher than in 2003, reflecting higher bonus and broker compensation, which gained in line with performance, partially offset by lower retention payments, which ended in June. Non-personnel related expenses dropped 6% to CHF 1,387 million in 2004 from CHF 1,478 million in 2003. In US dollar terms, they actually rose 1%, reflecting higher legal fees and settlement charges and increased consulting fees related to key initiatives. This was partially offset by a declining goodwill amortization (down CHF 21 million) due to the sale of CSC.

Business Banking Switzerland

Business Unit reporting
	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Interest income	3,317	3,390	3,542	(2)

Non-interest income	1,632	1,674	1,705	(3)

Income	4,949	5,064	5,247	(2)

Adjusted expected credit loss [1]	122	(25)	(127)

Total operating income	5,071	5,039	5,120	1

Cash components	2,408	2,377	2,396	1

Share-based components [2]	42	49	52	(14)

Total personnel expenses	2,450	2,426	2,448	1

General and administrative expenses	994	1,064	1,090	(7)

Services to / from other business units	(634)	(533)	(609)	(19)

Depreciation of property and equipment	72	69	88	4

Amortization of goodwill	0	0	0

Amortization of other intangible assets	0	0	0

Total operating expenses	2,882	3,026	3,017	(5)

Business Unit performance before tax	2,189	2,013	2,103	9

Business Unit performance before tax and amortization of goodwill	2,189	2,013	2,103	9

KPIs

Invested assets (CHF billion)	153	140	136	9

Net new money (CHF billion) [3]	3.4	2.6	2.5

Cost / income ratio (%) [4]	58.2	59.8	57.5

Cost / income ratio before goodwill (%) [4]	58.2	59.8	57.5

Non-performing loans / gross loans (%)	1.6	2.3	3.2

Impaired loans / gross loans (%)	2.3	3.0	4.6

Capital return and BIS data

Return on adjusted regulatory capital (%) [5]	25.6	23.2	24.0

Return on adjusted regulatory capital before goodwill (%) [5]	25.6	23.2	24.0

BIS risk-weighted assets	85,051	84,437	87,728	1

Goodwill	0	0	0

Adjusted regulatory capital [6]	8,505	8,444	8,773	1

Additional information	As at or for the year ended			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Deferral (included in adjusted expected credit loss)	485	411	383	18

Client assets (CHF billion)	834	655	622	27

Personnel (full-time equivalents)	16,023	15,508	16,181	3

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Excludes interest and dividend income.  4 Operating expenses / income.  5 Business Unit performance before tax / average adjusted regulatory capital.  6 10% of BIS risk-weighted assets plus goodwill.

Components of operating income

Business Banking Switzerland derives its operating income principally from:
–	net interest income from its loan portfolio and customer deposits;
–	fees for investment management services; and
–	transaction fees.

As a result, operating income is affected by movements in interest rates, fluctuations in invested assets, client activity levels, investment performance, changes in market conditions and the credit environment.

Financial Businesses
Global Wealth Management & Business Banking

2005

Key performance indicators

Net new money was CHF 3.4 billion in 2005, CHF 0.8 billion higher than the inflow of CHF 2.6 billion in 2004.

Invested assets rose to CHF 153 billion in 2005 from CHF 140 billion a year earlier, driven by positive market developments, net new money inflows as well as favorable currency translation effects. This was partially offset by the transfer of assets to Wealth Management International & Switzerland. During the course of 2005, we transferred CHF 8.6 billion of assets from the Business Banking Switzerland unit to Wealth Management International & Switzerland, reflecting the systematic development of client relationships.
The cost / income ratio was 58.2%, 1.6 percentage points below the ratio of 59.8% in 2004, mainly because of tight cost control.

     Business Banking Switzerland’s loan portfolio was CHF 141.3 billion on 31 December 2005, up CHF 4.2 billion from the previous year. An increase in volumes of private client mortgages and higher credit demand from corporate clients was partially offset by a further reduction in the recovery portfolio, which fell to CHF 3.3 billion on 31 December 2005 from CHF 4.4 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 1.6% from 2.3%, while the ratio of impaired loans to gross loans was 2.3% compared to 3.0% in 2004.

The return on adjusted regulatory capital was 25.6% for 2005, up 2.4 percentage points from 23.2% a year earlier. This reflects the increased profitability of the business unit, outpacing the increase in risk-weighted assets.

Results

Pre-tax profit in 2005, at a record level of CHF 2,189 million, was CHF 176 million or 9% higher than the result achieved in 2004. It was achieved despite a CHF 115 million fall in income, driven mainly by lower interest income. The result shows the continued tight management of our cost base, with a credit loss recovery of CHF 122 million reflecting the structural improvement in our loan portfolio in recent years. While general and administrative costs were at their lowest levels, personnel expenses increased slightly, reflecting an increase in staff levels.

Operating income

Total operating income in 2005 was CHF 5,071 million, up slightly from 2004’s level of CHF 5,039 million. Interest income declined by 2% to CHF 3,317 million in 2005 from CHF 3,390 million in 2004. The decline reflects lower revenues from our reduced recovery portfolio, as well as lower interest margins in our mortgage business. This was partially offset by higher private client mortgage volumes. Non-interest income dropped by CHF 42 million to CHF 1,632 million in 2005 from CHF 1,674 million in 2004, reflecting the gain from the sale of a participation in the Noga Hilton hotel in 2004, partially offset by higher asset based fees and higher client activity levels. Adjusted expected credit loss recoveries, at CHF 122 million in 2005, increased from a credit loss expense of CHF 25 million in 2004. This positive result reflects the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses in 2005 were CHF 2,882 million, down 5% from CHF 3,026 million in 2004. Personnel expenses, at CHF 2,450 million, were up 1% from CHF 2,426 million in 2004, as higher salary costs reflected the 3% increase in personnel, partly offset by lower share based expenses as less share awards have been granted. General and administrative expenses, at CHF 994 million in 2005, continued to drop and were 7% lower than the CHF 1,064 million recorded in 2004, reflecting our continuing tight cost controls. Net charges to other business units rose to CHF 634 million in 2005 from CHF 533 million in 2004 because of lower charge-ins for IT services and insurance. Depreciation in 2005 slightly increased to CHF 72 million from CHF 69 million in 2004 due to higher expenses for information technology equipment.

2004

Key performance indicators

Net new money was CHF 2.6 billion in 2004, slightly higher than the inflow of CHF 2.5 billion in 2003.

Invested assets rose to CHF 140 billion in 2004 from CHF 136 billion a year earlier as positive market developments and net new money inflows were only partially offset by the weakening of the US dollar against the Swiss franc and the transfer of assets to the international and Swiss wealth management businesses. During the course of 2004, we transferred CHF 7.4 billion in assets to the international and Swiss wealth management businesses, reflecting the increasingly sophisticated needs of a portion of our clients.
The cost / income ratio was 59.8%, 2.3 percentage points above the ratio of 57.5% in 2003, reflecting falling interest income in the low interest rate environment.
Business Banking Switzerland’s loan portfolio was CHF 137.1 billion on 31 December 2004, down CHF 1.4 billion from the previous year. An increase in private client mortgage volumes was offset by lower credit demand from corporate clients and a further reduction in the recovery portfolio, which fell to CHF 4.4 billion on 31 December 2004 from CHF 6.4 billion a year earlier. This positive development was also reflected in the key credit quality ratios: the non-performing loan ratio improved to 2.3% from 3.2%, while the ratio of impaired loans to gross loans was 3.0% compared to 4.6% in 2003.

Results

Pre-tax profit in 2004 was CHF 2,013 million, only CHF 90 million or 4% lower than the record result achieved in 2003. It was achieved despite a CHF 183 million fall in income, driven mainly by lower interest income. The result showed the continued tight management of our cost base, with lower credit loss expenses reflecting the structural improvement in our loan portfolio in recent years. In 2004, personnel expenses and depreciation reached their lowest levels since the UBS-SBC merger in 1998.

Operating income

Total operating income in 2004 was CHF 5,039 million, down slightly from 2003’s level of CHF 5,120 million. Interest income declined by 4% to CHF 3,390 million in 2004 from CHF 3,542 million in 2003. The decline reflected lower revenues from our reduced recovery portfolio, as well as lower interest margins on savings and cash accounts. This was partially offset by higher private client mortgage volumes. Non-interest income dropped by CHF 31 million to CHF 1,674 million in 2004 from CHF 1,705 million in 2003, reflecting lower client activity levels, partially offset by the gain from the sale of a participation in the Noga Hilton hotel. Adjusted expected credit loss expenses, at CHF 25 million in 2004, decreased by 80% from CHF 127 million in 2003. This fall reflected the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses in 2004 were CHF 3,026 million, up slightly from CHF 3,017 million in 2003. Personnel expenses, at CHF 2,426 million, were down 1% from CHF 2,448 million in 2003, as falling salary costs reflected the 4% drop in personnel, partly offset by an increase in performance-related compensation. General and administrative expenses, at CHF 1,064 million in 2004, continued to drop and were 2% lower than the CHF 1,090 million recorded in 2003, reflecting our continuous tight cost controls. Drops were mainly seen in professional fees. Net charges to other business units fell to CHF 533 million in 2004 from CHF 609 million in 2003 because of lower charge-outs for IT services. Depreciation in 2004 dropped to CHF 69 million from CHF 88 million in 2003 due to lower expenses for information technology equipment.

Financial Businesses
Global Asset Management

Global Asset Management

Pre-tax profit was CHF 1,057 million, an increase of 55% from the 2004 pre-goodwill profit of CHF 681 million. The increase was driven by higher operating income, which rose 23%, reflecting strong net new money inflows, improved margins and consequently higher asset based revenues across all businesses. In addition, performance fees, particularly in alternative and quantitative investments, increased significantly.

Business Group reporting

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Institutional fees	1,330	1,085	922	23

Wholesale intermediary fees	1,157	937	815	23

Total operating income	2,487	2,022	1,737	23

Cash components	899	822	766	9

Share-based components [1]	89	71	69	25

Total personnel expenses	988	893	835	11

General and administrative expenses	304	299	265	2

Services to / from other business units	116	126	156	(8)

Depreciation of property and equipment	21	23	25	(9)

Amortization of goodwill	0	129	152	(100)

Amortization of other intangible assets	1	0	1

Total operating expenses	1,430	1,470	1,434	(3)

Business Group performance before tax	1,057	552	303	91

Business Group performance before tax and amortization of goodwill	1,057	681	455	55

KPIs

Cost / income ratio (%) [2]	57.5	72.7	82.6

Cost / income ratio before goodwill (%) [2]	57.5	66.3	73.8

Institutional

Invested assets (CHF billion)	441	344	313	28

of which: money market funds	16	17	14	(6)

Net new money (CHF billion) [3]	21.3	23.7	12.7

of which: money market funds	(3.0)	(1.2)	(5.0)

Gross margin on invested assets (bps) [4]	34	32	32	6

1 Additionally includes related social security contributions and expenses related to alternative investment awards.  2 Operating expenses / operating income.  3  Excludes interest and dividend income.  4 Operating income / average invested assets.

Business Group reporting (continued)

	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Wholesale intermediary

Invested assets (CHF billion)	324	257	261	26

of which: money market funds	62	64	87	(3)

Net new money (CHF billion) [1]	28.2	(4.5)	(5.0)

of which: money market funds	(9.7)	(20.6)	(23.0)

Gross margin on invested assets (bps) [2]	40	36	31	11

Capital return and BIS data

Return on adjusted regulatory capital (%) [3]	69.9	36.4	18.6

Return on adjusted regulatory capital before goodwill (%) [3]	69.9	44.8	27.9

BIS risk-weighted assets	1,570	1,702	2,325	(8)

Goodwill	1,438	1,189	1,400	21

Adjusted regulatory capital [4]	1,595	1,359	1,633	17

Additional information	As at			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Invested assets (CHF billion)	765	601	574	27

Personnel (full-time equivalents)	2,861	2,665	2,627	7

1 Excludes interest and dividend income.  2 Operating income / average invested assets.  3 Business Group performance before tax / average adjusted regulatory capital.  4 10% of BIS risk-weighted assets plus goodwill.

Components of operating income

Global Asset Management generates its revenue from the asset management and fund administration services it provides to financial intermediaries and institutional investors. Fees charged to institutional clients and wholesale intermediary clients are based on the market value of invested assets and on successful investment performance. As a result, revenues are affected by changes in market and currency valuation levels, as well as flows of client funds, and relative investment performance.

Financial Businesses
Global Asset Management

2005

Key performance indicators

For 2005, the pre-goodwill cost / income ratio was 57.5%, a decrease of 8.8 percentage points from 2004. This was a result of improving operating income across all businesses, mainly induced by higher asset based fees. This was partly offset by increased operating expenses, mainly the result of higher personnel expenses reflecting the positive course of business in 2005.

Institutional

Institutional invested assets were CHF 441 billion on 31 December 2005 – up 28% from CHF 344 billion on 31 December 2004, reflecting positive market performance, strong net new money and favorable currency translation effects.
For full-year 2005, net new money inflows were CHF 21.3 billion, down slightly from the CHF 23.7 billion recorded in

2004. Although inflows in traditional investments continued to grow, alternative and quantitative investments did not reach the same level as a year earlier.

The gross margin for full-year 2005 was 34 basis points, slightly above the 32 basis points of full-year 2004.

Wholesale intermediary

Invested assets were CHF 324 billion on 31 December 2005, up by CHF 67 billion from 31 December 2004. For full-year 2005, the net new money inflow was CHF 28.2 billion compared with a CHF 4.5 billion outflow in 2004.

The money market outflow in 2005 was CHF 9.7 billion, compared with CHF 20.6 billion a year earlier. In 2005, this outflow was offset by positive inflows of CHF 37.9 billion, recorded across all traditional asset classes (equities, fixed income, asset allocation).

The 2005 gross margin was 40 basis points, up by 4 basis points from a year earlier, reflecting shifts into higher margin asset classes.

Results

We had a very strong full-year result in 2005. Pre-tax profit was CHF 1,057 million, an increase of 55% from the 2004 pre-tax profit of CHF 681 million. The increase was driven by higher operating income, which rose 23%, reflecting strong net new money inflows and a positive market environment that resulted in higher asset valuations. In addition, performance fees, particularly in alternative and quantitative investments, increased. This was only partially offset by a slight rise in operating expenses (pre-goodwill), mainly due to higher personnel expenses, in line with business growth.

Operating income

In full-year 2005, operating income was CHF 2,487 million, up 23% from CHF 2,022 million a year earlier. The increase reflects strong net new money inflows and a positive market environment resulting in higher asset valuations and consequently higher asset-based income across all businesses. In addition, performance fees, particularly in alternative and quantitative investments, increased significantly. Institutional revenues increased by 23% to CHF 1,330 million in 2005 from CHF 1,085 million in 2004, reflecting higher management fees in all areas, and higher performance fees, mainly in alternative and quantitative investments. Wholesale intermediary revenues rose by 23% to CHF 1,157 million in 2005 from CHF 937 million in 2004, reflecting higher management fees in all areas due to net new money inflows and higher market valuations.

Operating expenses

In 2005, operating expenses decreased to CHF 1,430 million from CHF 1,470 million in 2004. Pre-goodwill, operating expenses increased by CHF 89 million, primarily due to higher personnel costs, which rose in line with business growth. Personnel expenses were CHF 988 million in 2005, 11% above 2004. General and administrative expenses increased by 2% to CHF 304 million in 2005 from CHF 299 million in 2004. Net charges from other business units decreased by CHF 10 million to CHF 116 million in 2005 from CHF 126 million in 2004, partly due to higher charge-outs to the wealth management businesses reflecting the higher demand for specialized investment research. Over the same period, depreciation remained virtually unchanged at CHF 21 million, down by only CHF 2 million. Amortization of goodwill ceased in 2005, and the amortization of intangible assets increased slightly to CHF 1 million due to the acquisition of Siemens’ real estate business.

Financial Businesses
Global Asset Management

2004

Key performance indicators

For 2004, the pre-goodwill cost / income ratio was 66.3%, a decrease of 7.5 percentage points from 2003. This was a result of improving operating income combined with modest cost growth. Higher market valuations coupled with strong net new money inflows resulted in increased invested asset levels and, subsequently, higher asset-based fees. The continuing change in asset mix towards higher-margin products increased operating income and overall profitability.

Institutional

Institutional invested assets were CHF 344 billion on 31 December 2004 – at their highest level since 2000, and up 10% from CHF 313 billion on 31 December 2003, reflecting both strong net new money and rising financial markets. This increase was partly offset by the weakening of the US dollar against the Swiss franc.
For full-year 2004, net new money inflows were CHF 23.7 billion, up significantly from the CHF 12.7 billion recorded in 2003. Alternative and quantitative investments, equity and fixed income mandates experienced strong inflows, partially offset by outflows from asset allocation mandates and money market funds.
The gross margin for full-year 2004 was 32 basis points, on par with full-year 2003.

Wholesale intermediary

Invested assets were CHF 257 billion on 31 December 2004, down by CHF 4 billion from 31 December 2003. For full-year 2004, the net new money outflow was CHF 4.5 billion compared with a CHF 5.0 billion outflow in 2003.
The money market outflow in 2004 was CHF 20.6 billion. This was partly offset by positive inflows of CHF 16.1 billion, recorded mainly in fixed income mandates (inflow of CHF 7.7 billion) and to a lesser extent in asset allocation and equity funds.
The 2004 gross margin was 36 basis points, up by 5 basis points from a year earlier, reflecting the significant improvement of wholesale intermediary fees as a result of the continuing shift to higher-margin products.

Money market sweep accounts

Some of the money market fund assets managed by our US wholesale intermediary business represent the cash portion of private client accounts. Before launching UBS Bank USA in 2003, the cash balances of private clients in the US were swept into our money market funds. Since the bank’s launch, those cash proceeds have been automatically redirected into its FDIC-insured deposit accounts. Although there was no onetime bulk transfer of client money market assets to the bank, the funds invested in our sweep accounts are being used to complete client transactions and will therefore gradually de-

plete over time. Such funds are a low-fee component of invested assets. In 2004, total money market outflows in the US were CHF 13.6 billion, with CHF 11 billion related to UBS Bank USA.

Results

Pre-tax profit was CHF 552 million in 2004, an increase of 82% from 2003. The significant improvement was driven by higher operating income, which rose 16%, reflecting strong net new money inflows, a continuing change in asset mix towards higher-margin products, and a rise in market valuations producing increased asset levels and revenues. This was only partially offset by a slight rise in operating expenses, mainly due to higher incentive-based compensation as a result of the higher revenues.

Operating income

In full-year 2004, operating income was CHF 2,022 million, up 16% from CHF 1,737 million a year earlier. The increase reflects higher financial market valuations and strong inflows into alternative and quantitative investments, and equities and fixed income mandates, resulting in higher invested asset levels and, consequently, higher asset-based revenues. Performance-related fees, especially in alternative and quantitative investments, remained at the strong levels seen in 2003. Institutional revenues increased to CHF 1,085 million in full-year 2004 from CHF 922 million in 2003, driven by both the improved market environment and strong asset inflows. Wholesale intermediary revenues rose to CHF 937 million in 2004 from CHF 815 million in 2003, reflecting higher market valuations and an improvement in the asset mix – as low-margin money market outflows were mostly offset by inflows into higher-margin products.

Operating expenses

In 2004, operating expenses increased to CHF 1,470 million from CHF 1,434 million in 2003, primarily due to higher incentive-based compensation as a result of increased profitability. Personnel expenses were CHF 893 million in 2004, 7% above 2003. General and administrative expenses increased by 13% to CHF 299 million in 2004 from CHF 265 million in 2003. This increase was mainly due to a restructuring provision in our business in the Americas booked in third quarter 2004 and the damage caused by Hurricane Ivan in the Cayman Islands. Travel and entertainment costs, IT expenses and professional fees increased year-on-year. Net charges from other business units decreased by CHF 30 million to CHF 126 million in 2004 from CHF 156 million in 2003, partly due to higher charge-outs to the wealth management businesses reflecting the increase in the distribution of alternative investment products. Over the same period, depreciation remained virtually unchanged at CHF 23 million, down by only CHF 2 million. Amortization of goodwill decreased to CHF 129 million in 2004 from CHF 152 million a year earlier, due to the full amortization of the goodwill of some businesses and the US dollar’s decline against the Swiss franc.

Financial Businesses
Investment Bank

Investment Bank

In 2005, the Investment Bank’s pre-tax profit was CHF 5,181 million, up 6% from a year earlier (pre-goodwill). Results were driven by increased revenues, mainly in equities and investment banking.

Business Group reporting

	For the year ended			% change from

CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equities	6,980	5,906	4,875	18

Fixed income, rates and currencies	7,962	8,269	7,932	(4)

Investment banking	2,506	1,915	1,703	31

Income	17,448	16,090	14,510	8

Adjusted expected credit loss [1]	36	(7)	(55)

Total operating income	17,484	16,083	14,455	9

Cash components	8,065	7,130	6,690	13

Share-based components [2]	1,194	1,022	1,047	17

Total personnel expenses	9,259	8,152	7,737	14

General and administrative expenses	2,215	2,538	2,068	(13)

Services to/from other business units	640	226	175	183

Depreciation of property and equipment	136	243	248	(44)

Amortization of goodwill	0	278	279	(100)

Amortization of other intangible assets	53	36	27	47

Total operating expenses	12,303	11,473	10,534	7

Business Group performance before tax	5,181	4,610	3,921	12

Business Group performance before tax and amortization of goodwill	5,181	4,888	4,200	6

Financial Businesses
Investment Bank

Investment Bank (continued)

	For the year ended			% change from

CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

KPIs

Compensation ratio (%) [3]	53	51	53

Cost / income ratio (%) [4]	70.5	71.3	72.6

Cost / income ratio before goodwill (%) [4]	70.5	69.6	70.7

Non-performing loans / gross loans (%)	0.2	0.4	0.6

Impaired loans / gross loans (%)	0.2	0.6	1.1

Average VaR (10-day 99%) [5]	346	358	295	(3)

Capital return and BIS data

Return on adjusted regulatory capital (%) [6]	28.6	30.5	27.9

Return on adjusted regulatory capital before goodwill (%) [6]	28.6	32.4	29.9

BIS risk-weighted assets	151,313	116,512	102,517	30

Goodwill	4,309	3,579	3,812	20

Adjusted regulatory capital [7]	19,440	15,230	14,064	28

Additional information	As at or for the year ended			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

Deferral (included in adjusted expected credit loss)	155	85	29	82

Client assets (CHF billion)	164	147	143	12

Personnel (full-time equivalents)	18,174	16,970	15,633	7

1 In management accounts, adjusted expected credit loss rather than credit loss expense is reported for the Business Groups (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Personnel expenses / income.  4 Operating expenses / income.  5 VaR for the Investment Bank includes the municipal securities business of Wealth Management US from 1 January 2005. The business was transferred to the Investment Bank on 1 July 2005.  6 Business Group performance before tax / average adjusted regulatory capital.  7 10% of BIS risk-weighted assets plus goodwill.

Components of operating income

The Investment Bank generates operating income from:
–	commissions on agency transactions and spreads or markups on principal transactions;
–	fees from debt and equity capital markets transactions, leveraged finance, and the structuring of derivatives and complex transactions;
–	mergers and acquisitions and other advisory fees;

–	interest income on principal transactions and from the loan port folio; and
–	gains and losses on market making, proprietary, and arbitrage positions.
As a result, operating income is affected by movements in market conditions, interest rate swings, the level of trading activity in primary and secondary markets and the extent of merger and acquisition activity. These and other factors have had, and may in the future have, a significant impact on results of operations from year to year.

2005

Key performance indicators

The pre-goodwill cost / income ratio rose to 70.5% in 2005 from 69.6% a year earlier. Revenue growth, driven by strong performances in investment banking and equities, was offset by higher personnel expenses.

The full-year compensation ratio, at 53%, rose two percentage points between 2004 and 2005. This reflects higher performance-related compensation and increased staff levels. In particular, client-facing business areas, which are more service intensive but use less capital, saw faster growth this year. Share-based compensation was also higher, since awards made in 2005 for the 2004 financial year contained an increased proportion of stock.

Market risk for the Investment Bank, as measured by the 10-day 99% Value at Risk (VaR), ended the year at CHF 355 million and averaged CHF 346 million for 2005, a slight increase on the 2004 year-end value of CHF 332 million but below the 2004 average of CHF 358 million.
Total loans were CHF 87 billion on 31 December 2005 compared with CHF 68 billion on 31 December 2004, reflecting our expanding prime brokerage and equity finance busi-

nesses as well as increased underwriting activity. The impaired loans to total loans ratio fell to 0.2% at the end of 2005 from 0.6% on 31 December 2004. The non-performing loans to total loans ratio fell to 0.2% from 0.4% in the same period.

The return on adjusted regulatory capital in 2005 was 28.6%, down 3.8 percentage points from the pre-goodwill return of 32.4% a year earlier, despite the growth in pre-tax profit. This reflects the 30% increase in risk-weighted assets which rose due to currency movements and in line with increased lending activity to the Investment Bank’s growing client base.

Financial Businesses
Investment Bank

Results

2005 was our most profitable year since 2000. Pre-tax profit was CHF 5,181 million, up 12% from 2004. Before goodwill, pre-tax profit was up 6%. The result was driven by strong revenues in investment banking (up 31%) and in equities (up 18%), reflecting our successful expansion in significant growth areas such as M&A, in particular in Asia Pacific, equity derivatives and prime brokerage. Results in the fixed income, rates and currencies business were slightly lower than last year’s all-time high. Lower revenues in structured credit – mainly driven by lower volumes and following the turmoil in the automotive sector in second quarter 2005 – were offset by an increase in the rates business. At the same time, costs increased as our business continued to expand.

Operating income

Total operating income in 2005 was CHF 17,484 million, up 9% from CHF 16,083 million a year earlier, as revenues rose strongly in the equities business and in investment banking.
Equities revenues, at CHF 6,980 million in 2005, were up 18% from CHF 5,906 million in 2004. Significant drivers of the increase were the derivatives business in the Asia Pacific region and Europe as well as prime brokerage where we saw an impressive revenue gain in the US, reflecting the growth of our client base in the last 12 months. Our proprietary and our equity-linked businesses contributed slightly lower returns than the previous year.
Fixed income, rates and currencies revenues were CHF 7,962 million, down 4% from CHF 8,269 million a year earlier. Revenues in the rates business were up against the prior year as a result of rising revenues in energy trading and derivatives. Credit fixed income saw lower revenues in structured credit, notably in the US and in credit trading as well as in the high-yield sector. Credit default swaps hedging loan exposures recorded gains of CHF 103 million compared with losses of CHF 62 million a year earlier.
The foreign exchange business decreased as derivatives trading was negatively impacted by historically low volatility levels. This was partially offset by rising cash and collateral trading revenues due to higher market share and volumes.
Investment banking revenues, at CHF 2,506 million in 2005, increased 31% from CHF 1,915 million a year earlier. This reflected growth in each region. Advisory revenues grew significantly, in line with the strong momentum in the M&A business and our increased presence in important transactions. During 2005, our Investment Bank advised on a total of 343 transactions with a deal volume of USD 496 billion, more than double from 2004. Its pace last year exceeded market growth and included some of the largest deals announced during the year – among them advising Gillette on its sale to Procter & Gamble. Revenues in the capital markets business rose as well, mainly in debt underwriting and in global syndicated finance, reflecting improved market conditions and our strengthened competitive position.

Operating expenses

Higher personnel costs and increased allocated costs prompted total operating expenses in 2005 to rise to CHF 12,303 million, a 7% increase from CHF 11,473 million a year earlier.
Personnel expenses, at CHF 9,259 million in 2005, increased 14% from a year earlier, reflecting an increase in the bonus accrual and additional increased salaries due to higher staff levels. Share-based compensation rose 17% from prior year due to an increase in share-based awards and the higher UBS share price in 2005 compared with 2004.
General and administrative expenses were CHF 2,215 million in 2005, down 13% from 2004’s CHF 2,538 million. Provisions were lower than in 2004, when we recorded a civil penalty levied by the Federal Reserve Board relating to our banknote trading business. This was partially offset by an increase in IT and other outsourcing costs. Services from other business units increased to CHF 640 million in 2005 from CHF 226 million in 2004. Depreciation eased 44% to CHF 136 million in 2005 from CHF 243 million in 2004 due to the transfer of further IT infrastructure functions into our central ITI unit in Corporate Center. Amortization of goodwill ceased in 2005, while the amortization of other intangible assets, at CHF 53 million in 2005, was up 47% from CHF 36 million a year earlier due to the inclusion of the rest of Brunswick and the capital markets division of Charles Schwab, acquired in third quarter 2004, and the purchase of our remaining stake in Prediction, which became part of UBS in 2005.

2004

Key performance indicators

The pre-goodwill cost / income ratio improved to 69.6% in 2004 from 70.7% a year earlier. It reflected a strong revenue performance in all businesses.

Our compensation ratio in 2004 was 51%, down from 53% in 2003, reflecting the completion of the aggressive investment banking hiring program. Payout levels were driven by the revenue mix across business areas and managed in line with market levels.

Total loans were CHF 68 billion on 31 December 2004, up 24% from CHF 55 billion a year earlier, reflecting the strengthened business franchise. Continued successful recovery efforts led the ratio of impaired loans to total loans to fall to 0.6% at the end of 2004 from 1.1% on 31 December 2003. The non-performing loans to total loans ratio fell to 0.4% from 0.6% in the same period.
From the beginning of 2005, private equity investments were reported as part of the Industrial Holding segment. Figures were restated for 2003 and 2004 to reflect the change.

Results

Pre-tax profit was CHF 4,610 million in 2004, up 18% from a year earlier and at its highest level since 2000. Our result was achieved despite the significant weakening of the US dollar against the Swiss franc and reflected revenue growth across all our businesses. In particular, our fixed income, rates and currencies business posted a record result, up 4% from 2003, while the equities business reported a 21% increase in revenues on the strong improvement in market conditions. Investment banking also contributed to our result, recording revenues of CHF 1,915 million, a 12% improvement compared to 2003. At the same time, costs increased as our businesses continued to expand, with specific operational provisions also a factor.

Operating income

Total operating income in 2004 was CHF 16,083 million, up 11% from CHF 14,455 million a year earlier, reflecting strong improvements in all businesses.
Equities revenues, at CHF 5,906 million in 2004, were up 21% from CHF 4,875 million in 2003. Growth in revenues occurred around the globe, but was particularly strong in the US and Europe. Significant increases were seen in secondary cash commissions and proprietary trading revenues. Prime brokerage saw an impressive revenue gain following the acquisition of ABN Amro’s prime brokerage business in the US.
Fixed income, rates and currencies revenues were CHF 8,269 million, up 4% from CHF 7,932 million a year earlier. Strong gains were seen in the rates business, mainly due to the structured LIBOR and mortgage businesses. Fixed income was driven by credit derivatives, emerging markets and global syndicated finance businesses, foreign exchange and cash and collateral trading. The positive result was slightly offset by lower revenues in our municipal securities business due to lower transaction and underwriting volumes and reduced de-

rivative activity. Losses of CHF 62 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book had a negative impact on the fixed income, rates and currencies result. But they were significantly lower than the losses of CHF 678 million in 2003.

Investment banking revenues, at CHF 1,915 million in 2004, increased 12% from CHF 1,703 million a year earlier. Excluding currency fluctuations and hedging costs, revenues were up 32%, reflecting improving corporate activity levels. It was a record year for our global advisory business, with double-digit growth seen in Europe, the US and Asia. According to a Dealogic survey1, we ranked fifth for investment banking fees in 2004 with a market share of 5.3%, up from sixth and a market share of 5.0% a year earlier.

Operating expenses

Higher personnel costs and general and administrative expenses prompted total operating expenses in 2004 to rise to CHF 11,473 million, a 9% increase from CHF 10,534 million a year earlier. Personnel expenses, at CHF 8,152 million in 2004, increased 5% from a year earlier, reflecting higher performance-related compensation, which rose due to higher revenues, as well as an increase in salaries reflecting the 9% rise in employees. General and administrative expenses were CHF 2,538 million in 2004, up 23% from 2003’s CHF 2,068 million. The increase reflected higher operational provisions, climbing professional fees and raised IT spending. This was partially offset by a drop in administration and occupancy expenses. Services from other business units increased to CHF 226 million in 2004 from CHF 175 million in 2003. Depreciation fell 2% to CHF 243 million in 2004 from CHF 248 million in 2003 on declining writeoffs. Amortization of goodwill, at CHF 278 million, was slighty down from a year earlier. Amortization of other intangible assets was CHF 36 million, up 33% from a year earlier, reflecting the ABN Amro acquisition.

1 Financial Times, 26 January 2005. Table: Global fee ranking 2004

Financial Businesses
Corporate Center

Corporate Center

With the sale of Private Banks & GAM at the end of the year, Corporate Center recorded a pre-tax gain of CHF 3,856 million in 2005. The continuing operations of Corporate Center reported a pre-tax loss of CHF 708 million, compared with a loss before goodwill of CHF 777 million in 2004.

Business Group reporting
	For the year ended			% change from
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.04

Income	455	112	20	306

Credit loss (expense) / recovery [1]	232	286	92	(19)

Total operating income	687	398	112	73

Cash components	1,059	728	725	45

Share-based components [2]	108	68	60	59

Total personnel expenses	1,167	796	785	47

General and administrative expenses	1,084	1,077	1,166	1

Services to / from other business units	(1,730)	(1,509)	(1,639)	(15)

Depreciation of property and equipment	857	794	811	8

Amortization of goodwill	0	1	0	(100)

Amortization of other intangible assets	17	17	20	0

Total operating expenses [3]	1,395	1,176	1,143	19

Business Group performance from continuing operations before tax	(708)	(778)	(1,031)	9

Business Group performance from discontinued operations before tax	4,564	396	220

Business Group performance before tax	3,856	(382)	(811)

Business Group performance from continuing operations before tax and amortization of goodwill	(708)	(777)	(1,031)	9

Additional information	As at			% change from

	31.12.05	31.12.04	31.12.03	31.12.04

BIS risk-weighted assets (CHF million)	8,143	9,841	13,406	(17)

Personnel (full-time equivalents)	3,922	5,202	5,233	(25)

Personnel excluding IT Infrastructure (ITI) (full-time equivalents)	1,370	2,848	2,878	(52)

Personnel for ITI (full-time equivalents)	2,552	2,354	2,355	8

1 In order to show the relevant Business Group performance over time, adjusted expected credit loss rather than credit loss expense is reported for all Business Groups. The difference between the adjusted expected credit loss and credit loss expense recorded at Group level is reported in Corporate Functions (see note 2 to the financial statements).  2 Additionally includes related social security contributions and expenses related to alternative investment awards.  3 Includes expenses for the Chairman’s Office (comprising the Company Secretary, Board of Directors, and Group Internal Audit).

2005

Results

Corporate Center’s result from continuing operations – formerly reported as the separate Business Unit Corporate Functions – was a loss of CHF 708 million in full-year 2005, compared to a loss of CHF 777 million (pre-goodwill) a year earlier. The improvement was driven by a CHF 343 million increase in income. This was partly offset by lower credit loss recoveries and a rise in performance-related personnel costs.

Private Banks & GAM (discontinued operations)

The sale of Private Banks & GAM to Julius Baer was successfully completed on 2 December 2005. The disposal gain and the operating result realized during the year before the deal closed are reported as discontinued operations, resulting in a pre-tax gain of CHF 4,564 million. This consists of the disposal gain of CHF 4,094 million before tax (CHF 3,705 million after tax) and CHF 470 million in operating pre-tax profit.

Operating income

Total operating income increased to CHF 687 million in 2005 from CHF 398 million in 2004. The result was driven by higher revenues, partially offset by lower credit loss recoveries.
The credit loss expense or recovery booked in Corporate Center represents the difference between the adjusted expected credit losses charged to the business units and the actual credit loss recognized in the UBS Financial Statements. In 2005, UBS recorded a credit loss recovery of CHF 375 million, compared to a recovery of CHF 241 million in 2004. In both years, credit loss expense was lower than the adjusted expected credit loss charged to the business units, resulting in a credit loss recovery in Corporate Center of CHF 232 million in 2005 and CHF 286 million a year earlier.
Income increased by CHF 343 million to CHF 455 million in 2005 mainly due to the diversification of capital into US dollars. The higher average equity base produced a positive impact on treasury income, as did a timing effect related to cash flow hedging.

Operating expenses

Total operating expenses were CHF 1,395 million in 2005, up CHF 219 million from CHF 1,176 million in 2004. At CHF 1,167 million in 2005, personnel expenses were up 47% from CHF 796 million in 2004, mainly reflecting the further integration of UBS’s IT infrastructure into ITI. It was also due to additional hiring and accruals for performance-related compensation. In the same period, general and administrative expenses increased 1% to CHF 1,084 million from CHF 1,077 million. Lower costs for rent and maintenance of IT equipment in ITI and a release of capital tax accruals were offset by costs incurred for the implementation of new accounting standards and regula-
tory requirements. Additionally, we saw higher expenses for our brand initiative and corporate real estate. Other businesses were charged CHF 1,730 million compared to CHF 1,509 million, reflecting the further integration of UBS’s IT infrastructure into ITI. Amortization of other intangible assets was CHF 17 million in 2005, at the same level as in 2004.

IT infrastructure

In 2005 the information technology infrastructure cost per average number of financial business employees was CHF 26,731, down CHF 1,600 from CHF 28,331 in 2004, showing the positive effects of managing our information technology infrastructure centrally.

2004

Results

The pre-tax loss was CHF 382 million in 2004, down from a loss of CHF 811 million a year earlier. Private Banks & GAM, which is shown under discontinued operations, contributed profit of CHF 396 million, whereas continuing operations – or our Corporate Functions – saw a loss of CHF 778 million.

Operating income

Total operating income increased to CHF 398 million in 2004 from CHF 112 million in 2003. The result was driven by higher credit loss recoveries as well as higher revenues. Income increased by CHF 92 million to CHF 112 million in 2004, mainly due to lower writedowns of financial investments (in 2003 we recorded a writedown in our stake in Swiss International Airlines Ltd.). This was partially offset by lower interest income from invested equity as we continued to repurchase shares.
In 2004, credit loss recovery recorded in Corporate Center was CHF 286 million compared to CHF 92 million in 2003. This represents the difference between the adjusted expected credit losses charged to the business units and the credit loss recognized in the UBS financial statements (recovery of CHF 241 million in 2004 and a loss of CHF 102 million in 2003). In both years, credit loss expense for UBS was lower than the adjusted expected credit loss charged to the business units, resulting in the above mentioned credit loss recoveries in Corporate Center.

Operating expenses

Total operating expenses were CHF 1,176 million in 2004, up CHF 33 million from CHF 1,143 million in 2003. At CHF 796 million in 2004, personnel expenses were up 1% from CHF 785 million in 2003, reflecting higher performance-related compensation. In the same period, general and administrative expenses dropped 8% to CHF 1,077 million from CHF 1,166 million. This was mainly due to falling IT costs re-

Financial Businesses
Corporate Center

lated to infrastructure cost savings as well as lower legal provisions. Other business units were charged CHF 1,509 million for services provided by Corporate Functions in 2004, compared with CHF 1,639 million in 2003. This drop was due to reduced charges reflecting cost savings at our ITI unit as well as lower project-related charges. Depreciation dropped to CHF 794 million in 2004 from CHF 811 million in 2003, reflecting lower IT-related charges, partially offset by higher costs for real estate. Amortization of other intangible assets was CHF 17 million in 2004, down CHF 3 million from 2003 due to the weakening of the US dollar against the Swiss franc.

Industrial Holdings

Industrial Holdings

Industrial Holdings

Income statement [1]
	For the year ended				% change from

CHF million, except where indicated	31.12.05	31.12.04		31.12.03	31.12.04

Continuing operations

Revenues from industrial holdings	10,515	6,086		2,900	73

Other income	564	354		(230)	59

Total operating income	11,079	6,440		2,670	72

Personnel expenses	1,146	906		862	26

General and administrative expenses	599	773		748	(23)

Services to / from other business units	14	20		23	(30)

Depreciation of property and equipment	253	215		178	18

Amortization of goodwill	0	7		26	(100)

Amortization of other intangible assets	207	169		8	22

Goods and materials purchased	8,003	3,885		1,113	106

Total operating expenses	10,222	5,975		2,958	71

Operating profit/ (loss) from continuing operations before tax	857	465		(288)	84

Tax expense	253	120		10	111

Net profit / (loss) from continuing operations	604	345		(298)	75

Discontinued operations

Profit from discontinued operations before tax	124	140	[2]	259 [2]	(11)

Tax expense	9	32		27	(72)

Net profit from discontinued operations	115	108		232	6

Net profit / (loss)	719	453		(66)	59

Net profit / (loss) attributable to minority interests	207	93		(11)	123

from continuing operations	202	93		(17)	117

from discontinued operations	5	0		6

Net profit / (loss) attributable to UBS shareholders	512	360		(55)	42

from continuing operations	402	252		(281)	60

from discontinued operations	110	108		226	2

Private equity [3]

	As at				% change from

CHF billion	31.12.05	31.12.04		31.12.03	31.12.04

Investment [4]	0.7	1.2		1.4	(42)

Portfolio fair value	1.0	1.7		1.6	(41)

Additional information	For the year ended or as at				% change from

	31.12.05	31.12.04		31.12.03	31.12.04

Cost / income ratio (%) [5]	92.3	92.8		110.8

BIS risk-weighted assets (CHF million)	2,035	2,773		2,044	(27)

Personnel (full-time equivalents)	21,636	29,453		29,121	(27)

1 Please refer to note 1 non-current assets held for sale and discontinued operations for further explanation.  2 Includes goodwill amortization of CHF 1 million and CHF 2 million for the year ended 31 December 2004 and the year ended 31 December 2003 respectively.  3 Only comprises financial investments available-for-sale.  4 Historical cost of investments made, less divestments and impairments.  5 Operating expenses / operating income.

Major participations

Our private equity investments were moved to our Industrial Holdings segment in first quarter 2005, matching our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities as they arise.

The segment also includes UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is an interest in the Atel Group (Aare-Tessin Ltd. for Electricity). In late September 2005, UBS announced that it would sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to French utility Electricité de France (EDF), after corresponding agreements to that effect were signed.
At the end of February the European Commission and the Swiss Competition Commission have cleared the acquisition of the participation held by UBS. At the date of the print order of this Annual Report (8 March 2006), the transaction is expected to be completed as soon as all contractual conditions have been met and the boards of the buyers have passed the appropriate revolutions.

2005

In 2005, the Industrial Holdings segment reported a net profit of CHF 719 million, of which CHF 512 million was attributable to UBS shareholders.

In 2005, it completed the sale of four fully consolidated investments. The operating profit or loss and gains on disposal are presented as discontinued operations for the industrial holdings. Previous income statements have also been restated to reflect these divestments.

In 2005, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 684 million. The level of financial investments available-for-sale fell to CHF 0.7 billion on 31 December 2005 from CHF 1.2 billion a year earlier due to a number of exits which were partially offset by the funding of existing commitments. The fair value of this part of the portfolio decreased to CHF 1.0 billion in 2005 from CHF 1.7 billion in 2004. Unfunded commitments on 31 December 2005 were CHF 367 million, down from CHF 769 million at the end of December 2004, primarily due to the exit from one investment.

2004

In 2004, industrial holdings reported a net profit of CHF 453 million, of which CHF 360 million was attributable to UBS shareholders. Of the investments fully consolidated in the period, we sold five in 2004.

In 2004, unconsolidated private equity investments, including those accounted for under the equity method, recorded total divestment gains of CHF 330 million and writedowns of CHF 57 million.
The level of financial investments available-for-sale fell to CHF 1.2 billion on 31 December 2004 from CHF 1.4 billion a year earlier. The fair value of this part of the private equity portfolio increased to CHF 1.7 billion at the end of 2004 from CHF 1.6 billion on 31 December 2003. Unfunded commitments on 31 December 2004 were CHF 769 million, down from CHF 1,493 million at the end of 2003.

Balance Sheet and Cash Flows

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

Balance sheet and off-balance sheet

UBS’s total assets stood at CHF 2,060.3 billion on 31 December 2005, up from CHF 1,737.1 billion on 31 December 2004. The increase in total assets was largely due to currency movements against the Swiss franc (mainly the 15% appreciation of the US dollar). Other factors contributing to the rise were the growth in collateral trading (up CHF 127 billion), the trading portfolio (up CHF 105 billion), positive replacement values (up CHF 49 billion) and the loan book (up CHF 38 billion). Total liabilities rose due to higher borrowing (up CHF 174 billion), collateral trading liabilities (up CHF 72 billion) and negative replacement values (up CHF 34 billion).

Lending and borrowing

Lending

Cash was CHF 5.4 billion on 31 December 2005, down slightly (CHF 0.7 billion) from a year earlier, mainly from lower sight deposit balances held with central banks. At CHF 33.6 billion on 31 December 2005, the due from banks line decreased by CHF 1.8 billion largely due to the sale of Private Banks & GAM. The decline was partially offset by increased balances in Global Wealth Management & Business Banking related to higher current account balances. Our loans to customers stood at CHF 270 billion on 31 December 2005, up by CHF 37.8 billion from a year earlier, reflecting higher mortgages in Switzerland and secured lending, mainly in our international wealth management businesses. This was further accentuated by an increase in the Investment Bank’s secured lending to US mortgage originators, as well as its global syndicated finance, prime brokerage and equity traded derivatives lending businesses.

Borrowing

The due to banks line rose by CHF 4.3 billion because of increased deposits on current accounts. Major movements in the Investment Bank’s cash and collateral trading activities were also behind the rise, although they were offset by a lower proportion of funding secured from European central banks.
Total debt issued (including financial liabilities designated at fair value) increased to CHF 278.1 billion on 31 December 2005, up CHF 94.5 billion from a year earlier. Money market paper issuance increased by CHF 23.3 billion, mainly due to higher volume and foreign exchange rate fluctuations. The long-term debt issued (including financial liabilities designated at fair value) grew by CHF 71.2 billion to CHF 175.4 billion. Equity Linked Notes, a class of hybrid instruments issued by UBS totalling approximately CHF 39 billion, had to be re-

classified in the balance sheet from negative replacement values to financial liabilities designated at fair value. Currency and fair value movements and increased securitization activities also increased during the same period. We believe the maturity profile of our long-term debt portfolio adequately matches the maturity profile of our assets. For further details, please refer to note 18 to the financial statements.

The due to customers line was up CHF 75.5 billion, mainly reflecting growing deposits from private clients in our wealth management and retail banking businesses as well as growth in our prime brokerage business.

Repo and securities borrowing/lending

In 2005, cash collateral on securities borrowed and reverse repurchase agreements increased by CHF 127 billion or 22% to CHF 705 billion, while the sum of securities lent and repos grew by CHF 72 billion or 15% to CHF 556 billion. The increase stems largely from the Investment Bank’s securities borrowing and equity financing activities, while the matched book (a repo portfolio comprised of assets and liabilities with equal maturities and equal value, so that substantially all the risks cancel each other out) decreased by realizing additional netting opportunities.

Trading portfolio

Trading assets increased by CHF 105 billion to CHF 654 billion on 31 December 2005 from CHF 549 billion on 31 December 2004. Money market paper inventories of our fixed income, rates and currencies business increased by CHF 13 billion. As spreads became more attractive, net assets within cash and collateral proprietary trading were increased and were pledged to central banks. A net increase was also registered in debt instruments (up CHF 33 billion), mainly in our principal finance and credit arbitrage and credit fixed income businesses where growth was driven by the expanding local presence of the emerging market business. Equity instruments were up by CHF 38 billion, largely driven by the derivatives business, and traded loans rose by CHF 20 billion, mainly in the securitization business. Over the same period, short trading positions increased by CHF 18 billion to CHF 189 billion.

Replacement values

In 2005 positive replacement values increased by CHF 49 billion to CHF 334 billion, while negative replacement values increased by CHF 34 billion up to CHF 338 billion over the same period. Three main factors contributed to this development: movements in interest rates (in particular in the first half of 2005), foreign exchange rate movements in major currencies, and higher trading volumes.

Other assets / liabilities

Investments in associates rose by 11%, to CHF 3.0 billion on 31 December 2005. The increase was related to private equity and corporate real estate investments as well as investments by Motor-Columbus. Property and equipment was down 1% to CHF 9.4 billion, mainly driven by disposals and write-offs. Goodwill and other intangible assets, at CHF 13.5 billion on 31 December 2005, rose 11% from a year earlier, mainly due to foreign exchange rate movements. Additionally, it reflects the acquisition of several businesses during 2005.

Equity

At CHF 44.3 billion on 31 December 2005, equity attributable to UBS shareholders increased by CHF 10.4 billion from 2004. The increase reflects the attributable profit of CHF 14.0 billion, which includes the gain on sale of Private Banks & GAM and the strengthening of the US dollar against the Swiss franc, partially offset by dividend payments and share repurchases.
Equity attributable to minority interests increased by 40% to CHF 7.6 billion on 31 December 2005 from CHF 5.4 billion on the same date a year ago, mainly reflecting the new issuance of preferred securities.

Contractual obligations

The table below summarizes our contractual obligations as of 31 December 2005. All contracts, with the exception of purchase obligations (those where we are committed to purchase determined volumes of goods and services), are either recognized as liabilities on our balance sheet or, in the case of operating leases, disclosed in note 25 to the Financial Statements.

The following liabilities recognized on the balance sheet are excluded from the table because we do not consider these obligations as contractual: provisions, current and deferred tax liabilities, liabilities to employees for equity participation plans, settlement and clearing accounts and amounts due to banks and customers.
Within purchase obligations, we have excluded our obligation to employees under the mandatory notice period, during which we are required to pay employees contractually agreed salaries.

Off-balance sheet arrangements

In the normal course of business, UBS enters into arrangements that, under IFRS, are not recognized on the balance sheet and do not affect the income statement. These types of arrangements are kept off-balance sheet as long as UBS does not incur an obligation from them or become entitled to a specific asset. As soon as an obligation is incurred, it is recognized on the balance sheet, with the resulting loss recorded in the income statement. It should be noted, however, that the amount recognized on the balance sheet does not, in many instances, represent the full loss potential inherent in such arrangements.

For the most part, the arrangements discussed below either meet the financial needs of customers or offer investment opportunities through entities that are not controlled by UBS. The importance of such arrangements to us, with respect to liquidity, capital resources or market and credit risk support, is minimal. We do not rely on such arrangements as a major source of revenue. They have also not incurred significant expenses and we do not expect them to result in any in the future. The following paragraphs discuss three distinct areas of off-balance sheet arrangements as of 31 December 2005 and any potential obligations that may arise from them.

Guarantees

In the normal course of business, we issue various forms of guarantees to support our customers. These guarantees, with the exception of related premiums, are kept off-balance sheet unless a provision is needed to cover probable losses. The contingent liabilities arising from these guarantees are disclosed in note 24 to the financial statements. In 2005, our contingent liabilities from guarantees are slightly above the level compared to a year earlier. Fee income earned from issuing guarantees is not material to our total revenues. Losses incurred under guarantees and income from the release of related provisions were insignificant for each of the last three years.

Retained interests

UBS sponsors the creation of Special Purpose Entities (SPEs) that facilitate the securitization of acquired residential and commercial mortgage loans and related securities. We also securitize customers’ debt obligations in transactions that involve SPEs

Contractual obligations
	Payment due by period
CHF million	Less than 1 year	1–3 years	3–5 years	More than 5 years

Long-term debt	53,720	25,071	29,512	59,469

Capital lease obligations	135	317	275

Operating leases	963	1,752	1,455	3,973

Purchase obligations	20,082	11,183	2,545	8,251

Other long-term liabilities	222	1,039

Total	75,122	39,362	33,787	71,693

Balance Sheet and Cash Flows
Balance sheet and off-balance sheet

which issue collateralized debt obligations. A typical securitization transaction of this kind would involve the transfer of assets into a trust or corporation in return for beneficial interests in the form of securities. Generally, the beneficial interests are sold to third parties shortly after securitization. We do not provide guarantees or other forms of credit support to these SPEs. Assets are no longer reported in our consolidated financial statements as soon as their risk or reward is transferred to a third party. For further discussion of our securitization activities, see note 33 to the financial statements.

Derivative instruments recorded in equity attributable to UBS shareholders

We have no derivative contracts linked to our own shares that are accounted for as equity instruments. With the exception of physically settled written put options (see note 1 to the financial statements), derivative contracts linked to our shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under positive replacement values or negative replacement values.

Balance Sheet and Cash Flows
Cash flows

Cash flows

2005

At end-2005, the level of cash and cash equivalents rose to CHF 91.0 billion, up CHF 3.9 billion from CHF 87.1 billion at end-2004.

Operating activities

Net cash flow used in operating activities was CHF 63.2 billion in 2005 compared to CHF 24.1 billion in 2004. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 14.6 billion in 2005, an increase of CHF 3.4 billion from 2004. Our net profit rose by CHF 6.2 billion compared to 2004. Discontinued operations contributed CHF 3.8 billion which had to be reclassified to cash flow from investing activities.
Cash of CHF 162.6 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 87.2 billion. The increase in cash was used to fund operating assets – in line with the expansion of our business. The comparative amounts in 2004 and 2003 were smaller, primarily due to the continuing recovery seen in the financial markets. Payments to tax authorities were CHF 2.4 billion in 2005, up CHF 1.1 billion from a year earlier, reflecting the increase in net profit between 2004 and 2003.

Investing activities

Investing activities generated a cash outflow of CHF 2.4 billion, due to our acquisition of new businesses totalling CHF 1.5 billion, increase of purchase of property and equipment of CHF 1.9 billion and net increase of financial investments of CHF 2.5 billion. Disposals of subsidiaries and associates in 2005 generated a cash inflow of CHF 3.2 billion, mainly due to the sale of Private Banks & GAM of CHF 1.9 billion. By contrast, in 2004 we saw a net cash outflow from investing activities of CHF 1.0 billion mainly due to the acquisitions of new businesses of CHF 2.5 billion at a net purchase of property and equipment of CHF 0.5 billion. This was only partially offset by disposals of subsidiaries and associates and net sales of financial investments.

Financing activities

In 2005, financing activities generated cash flows of CHF 64.5 billion, which was used to finance the expansion of our business activities. This reflected the net issuance of money market paper of CHF 23.2 billion and the issuance of CHF 76.3 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 30.5 billion.

That inflow was partly offset by outflows attributable to net movements in treasury shares and own equity derivative activity (CHF 2.4 billion), and dividend payments (CHF 3.1 billion). In contrast, in 2004, we had also a net cash inflow of CHF 39.8 billion from our financing activities. The difference between the two years was mainly due to the fact that long-term debt issuance increased by CHF 25.1 billion in 2005.

2004

At end-2004, the level of cash and cash equivalents rose to CHF 87.1 billion, up CHF 13.7 billion from CHF 73.4 billion at end-2003.

Operating activities

Net cash flow from operating activities was negative CHF 24.1 billion in 2004 compared to positive CHF 3.3 billion in 2003. Operating cash inflows (before changes in operating assets and liabilities and income taxes paid) totaled CHF 11.2 billion in 2004, an increase of CHF 2.3 billion from 2003. While our net profit rose by CHF 2.2 billion between 2004 and 2003, we had considerably higher non-cash expenses in 2003, which reduce net profit but do not affect cash flows. With our adoption of IAS 39 in 2004, we started to account for some of our debt issues at fair value, leading to the recognition of an additional non-cash expense item of CHF 1.2 billion, essentially comprising an add-back to operating cash flows.
Cash of CHF 70.9 billion was used to fund the net increase in operating assets, while a net increase in operating liabilities generated cash inflows of CHF 37.0 billion. The comparative amounts in 2003 were higher, primarily reflecting a pick-up in activities in 2003 related to the recovery seen in the financial markets. Payments to tax authorities were CHF 1.3 billion in 2004, up CHF 228 million from a year earlier, reflecting the increase in net profit between 2003 and 2002.

Investing activities

Investing activities generated a cash outflow of CHF 1.0 billion, mainly due to our acquisition of new businesses, which totaled CHF 1.2 billion net of disposals. By contrast, in 2003, we saw a cash inflow of CHF 1.9 billion, mainly from our divestments of financial investments and the sale of the Correspondent Services Corporation, which was partially offset by the purchase of property and equipment of CHF 1.4 billion.

Financing activities

The overall increase in cash inflows seen in 2004 is attributable to our financing activities, which generated positive

Balance Sheet and Cash Flows
Cash flows

cash flows of CHF 39.8 billion. This reflected the net issuance of money market paper of CHF 21.4 billion and the issuance of CHF 51.2 billion in long-term debt – the latter significantly outpacing long-term debt repayments, which totaled CHF 24.7 billion. That inflow was partly offset by out-flows attributable to net movements in treasury shares and own equity derivative activity (CHF 5.0 billion), and dividend payments (CHF 2.8 billion). In contrast, in 2003, we had experienced a negative cash flow of CHF 13.7 billion from our financing activities. The difference between the two years was mainly due to the fact that long-term debt issuance more than doubled from 2003, and because we issued CHF 21.4 billion in money market paper in 2004 after repaying CHF 14.7 billion a year earlier.

Accounting Standards and Policies

Accounting Standards and Policies
Accounting principles

Accounting principles

The UBS financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). As a US listed company, we also provide a description in note 41 to the financial statements of the significant differences which would arise were our accounts to be presented under the United States Generally Accepted Accounting Principles (US GAAP), and a detailed reconciliation of IFRS shareholders’ equity and net profit to US GAAP.

Except where clearly identified, all of UBS’s financial information presented in this document is presented on a consolidated basis under IFRS.
Pages 191 to 203 contain the financial statements for the UBS AG Parent Bank – the Swiss company, including branches worldwide, which owns all the UBS companies, directly or indirectly. The Parent Bank’s financial statements are prepared in order to meet Swiss regulatory requirements and in compliance with Swiss Banking Law. Except in those pages, or where otherwise explicitly stated, all references to “UBS” refer to the UBS Group and not to the Parent Bank.
All references to 2005, 2004 and 2003 refer to the UBS Group and the Parent Bank’s fiscal years ended 31 December 2005 and 2004. The financial statements for the UBS Group and the Parent Bank have been audited by Ernst & Young Ltd. An explanation of the critical accounting policies applied in the preparation of our financial statements is provided below. The basis of our accounting is given in note 1 to the financial statements.

Standards for management accounting

Our management reporting systems and policies determine the revenues and expenses directly attributable to each business unit. The presentation of the business segments reflects UBS’s organization structure and management responsibilities. Internal charges and transfer pricing adjustments are reflected in the performance of each business unit.

Inter-business unit revenues and expenses. Revenue-sharing agreements are used to allocate external customer revenues to business units on a reasonable basis. Transactions between business units are conducted at internally agreed transfer prices or at arm’s length. Inter-business unit charges are reported in the line “Services to / from other Business

Units” for both Business Units concerned (see page 11). The corporate functions within Corporate Center expenses are allocated to the operating business units to the extent that it is appropriate.

Net interest income is allocated to the business units based on their balance sheet positions. Assets and liabilities of the financial businesses are funded through and invested with the central treasury departments, with the net margin reflected in the results of each business unit. To complete the allocation, the financial businesses are credited with a risk-free return on the regulatory capital adjusted for goodwill (see below).
Commissions are credited to the business unit with the corresponding customer relationship, with revenue-sharing agreements for the allocation of customer revenues where several business units are involved in value creation.
For internal management reporting purposes and in the results discussion, we measure credit loss using an expected loss concept. Expected credit loss reflects the average annual costs that are expected to arise over time from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three-year period (shown as ‘deferral’ in the table). The difference between the sum of these adjusted expected credit loss figures, which are charged to the Business Groups or Units, and the credit loss expense recorded at Group level for financial reporting purposes is reported in Corporate Functions. The table on the next page shows the adjusted expected credit loss charged to the Business Groups.
Regulatory capital requirements for the Business Units are defined as 10% of BIS risk-weighted assets. To measure capital consumption of the business units, we adjust regulatory capital for the goodwill allocated. Return on adjusted regulatory capital is a key performance indicator for the Investment Bank and the Business Banking Switzerland unit.
The levels of personnel are expressed in terms of full-time equivalents (FTE) and measured as a percentage of the standard hours normally worked by permanent full-time staff. The FTE level cannot exceed 1.0 for any particular individual. Personnel includes all staff and trainees other than contractors.

Credit loss expense charged to the Business Groups
CHF million	Global Wealth Management & Business Banking			Investment Bank	UBS Total
	Wealth Management	Wealth	Business
For the year ended 31.12.05	International & Switzerland	Management US	Banking CH

Actuarial expected loss	(54)	(8)	(363)	(119)	(544)

Deferrals	41	6	485	155	687

Adjusted expected credit loss	(13)	(2)	122	36	143

Credit loss (expense) / recovery	(8)	0	231	152	375

Balancing item credited as credit loss recovery in Corporate Functions					232

Accounting Standards and Policies
Critical accounting policies

Critical accounting policies

Basis of preparation and selection of policies

We prepare our Financial Statements in accordance with IFRS, and provide a reconciliation to generally accepted accounting principles in the United States (US GAAP). The application of certain of these accounting principles requires a significant amount of judgment based upon estimates and assumptions that involve significant uncertainty at the time they are made. Changes in assumptions may have a significant impact on the Financial Statements in the periods where assumptions are changed. Accounting treatments, where significant assumptions and estimates are used, are discussed in this section, as a guide to understanding how their application affects our reported results. A broader and more detailed description of the accounting policies we employ is shown in Note 1 to the Financial Statements.

The application of assumptions and estimates means that any selection of different assumptions would cause our reported results to differ. We believe that the assumptions we have made are appropriate, and that our Financial Statements therefore present our financial position and results fairly, in all material respects. The alternative outcomes discussed below are presented solely to assist the reader in understanding our Financial Statements, and are not intended to suggest that other assumptions would be more appropriate.
Many of the judgements we make when applying accounting principles depend on an assumption, which we believe to be correct, that UBS maintains sufficient liquidity to hold positions or investments until a particular trading strategy matures – i.e. that we do not need to realize positions at unfavorable prices in order to fund immediate cash needs. Liquidity is discussed in more detail on pages 80 to 82 of the Handbook 2005/2006.

Fair value of financial instruments

Assets and liabilities in our trading portfolio, financial assets and liabilities designated as held at fair value and derivative instruments are recorded at fair value on the balance sheet, with changes in fair value recorded in net trading income in the income statement. Key judgments affecting this accounting policy relate to how we determine fair value for such assets and liabilities.

Where no active market exists, or where quoted prices are not otherwise available, we determine fair value using a variety of valuation techniques. These include present value methods, models based on observable input parameters, and models where some of the input parameters are unobservable.
Valuation models are used primarily to value derivatives transacted in the over-the-counter market, including credit derivatives and unlisted securities with embedded derivatives. All valuation models are validated before they are used as a basis for financial reporting, and periodically reviewed thereafter, by qualified personnel independent of the area that created the model. Wherever possible, we compare valuations derived from models with quoted prices of similar financial instruments, and with actual values when realized, in order to further validate and calibrate our models.
A variety of factors are incorporated into our models, including actual or estimated market prices and rates, such as time value and volatility, and market depth and liquidity. Where available, we use market observable prices and rates derived from market verifiable data. Where such factors are not market observable, changes in assumptions could affect the reported fair value of financial instruments. We apply our models consistently from one period to the next, ensuring comparability and continuity of valuations over time, but estimating fair value inherently involves a significant degree of judgment. Management therefore establishes valuation adjustments to cover the risks associated with the estimation of unobservable input parameters and the assumptions within the models themselves. Valuation adjustments are also made to reflect such elements as aged positions, deteriorating creditworthiness (including country specific risks), concentrations in specific types of instruments and market risk factors (interest rates, currencies etc), and market depth and liquidity. Although a significant degree of judgment is, in some cases, required in establishing fair values, management believes the fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are prudent and reflective of the underlying economics, based on the controls and procedural safeguards we employ. Nevertheless, for valuations derived from models we have estimated the effect that a change in assumptions to reasonably possible alternatives could have on fair values where inputs are not market observable. To estimate that effect on the Financial Statements, we recalculated the model valuation adjustments at higher and lower confidence levels than originally applied. A similar approach was used for valuations other than those based on models. For the comparative prior year this assessment was based on estimates. For all financial instruments carried at fair value which rely on assumptions for their valuation, we estimate that fair value could lie in a range from CHF 1,094 million lower to CHF 1,176 million higher than the fair values recognized in the Financial Statements. In 2004 the estimate of that range was CHF 579 million lower to CHF 927 million higher than the amounts recognized on the balance sheet.

Recognition of deferred Day 1 profit and loss

A closely related issue to determining fair value of financial instruments is the recognition of deferred Day 1 profit and loss. We have entered into transactions, some of which will mature after more than ten years, where we determine fair value using valuation models for which not all inputs are market observable prices or rates. We initially recognize a financial instrument at the transaction price, which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. Such a difference between the transaction price and the model value is commonly referred to as “Day 1 profit and loss”. In accordance with applicable accounting literature, we do not recognize that initial difference, usually a gain, immediately in profit and loss. While applicable accounting literature prohibits immediate recognition of Day 1 profit and loss, it does not address the recognition of Day 1 profit and loss in the income statement prior to the time when fair value can be determined using market observable inputs or by reference to prices for similar instruments in active markets. It also does not address subsequent measurement of these instruments and recognition of subsequent fair value changes indicated by the model.

Our decisions regarding recognizing deferred Day 1 profit and loss are made after careful consideration of facts and circumstances to ensure we do not prematurely release a portion of the deferred profit to income. For each transaction, we determine individually the appropriate method of recognizing the Day 1 profit and loss amount in the income statement. Deferred Day 1 profit and loss is either amortized over the life of the transaction, deferred until fair value can be determined using market observable inputs, or realized through settlement. In all instances, any unrecognized Day 1 profit and loss is immediately released to income if fair value of the financial instrument in question can be determined either by using market observable model inputs or by reference to a quoted price for the same product in an active market.
After entering into a transaction, we measure the financial instrument at fair value, adjusted for the deferred Day 1 profit and loss. Subsequent changes in fair value are recognized immediately in the income statement without reversal of deferred Day 1 profits and losses.

Special Purpose Entities and Securitizations

UBS sponsors the formation of Special Purpose Entities (SPEs) primarily to allow clients to hold investments in separate legal entities, to allow clients to jointly invest in alternative assets, for asset securitization transactions, and for buying or selling credit protection. In accordance with IFRS we do not consolidate SPEs that we do not control. As it can sometimes be difficult to determine whether we exercise control over an SPE, we have to make judgments about risks and rewards as well as our ability to make operational decisions for the SPE.

In many instances, elements are present that, considered in isolation, indicate control or lack of control over an SPE, but when considered together make it difficult to reach a clear conclusion. When assessing whether we have to consolidate an SPE we evaluate a range of factors, including whether (a) we will obtain the majority of the benefits of the activities of an SPE, (b) we retain the majority of the residual ownership risks related to the assets in order to obtain the benefits from its activities, (c) we have decision-making powers to obtain the majority of the benefits, or (d) the activities of the SPE are being conducted on our behalf according to our specific business needs so that we obtain the benefits from the SPE’s operations. We consolidate an SPE if our assessment of the relevant factors indicate that we obtain the majority of the benefits or risks of its activities.

SPEs used to allow clients to hold investments are structures that allow one or more clients to invest in an asset or set of assets, which are generally purchased by the SPE in the open market and not transferred from UBS. The risks and rewards of the assets held by the SPE reside with the clients. Typically, UBS will receive service and commission fees for creation of the SPE, or because it acts as investment manager, custodian or in some other function. Many of these SPEs are single-investor or family trusts while others allow a broad number of investors to invest in a diversified asset base through a single share or certificate. These latter SPEs range from mutual funds to trusts investing in real estate. As an example, UBS Alternative Portfolio AG provides a vehicle for investors to invest in a diversified range of alternative investments through a single share. The majority of our SPEs are created for client investment purposes and are not consolidated.
SPEs used to allow clients to jointly invest in alternative assets, e.g. feeder funds, for which generally no active markets exist, are often in the form of limited partnerships. Investors are the limited partners and contribute all or the majority of the capital, whereas UBS serves as the general partner. In that capacity, UBS is the investment manager and has sole discretion about investment and other administrative decisions, but has no or only a nominal amount of capital invested. UBS typically receives service and commission fees for its services as general partner, but does not, or only to a minor extent, participate in the risks and rewards of the vehicle, which reside with the limited partners. In most instances, limited partnerships are not consolidated because UBS neither controls them nor receives the majority of the benefits. In some instances however, limited partnerships are consolidated because UBS may have invested more than just a nominal amount and the limited partners have no right to liquidate the partnership or replace UBS as investment manager. Under US GAAP we consolidate some of the limited partnerships not consolidated under IFRS, because we are deemed to control the entity as general partner through majority of votes, although the majority of risks and benefits are with the limited partners.

Accounting Standards and Policies
Critical accounting policies

SPEs used for securitization. SPEs for securitization are created when UBS has assets (for example a portfolio of loans) which it sells to an SPE, and the SPE in turn sells interests in the assets as securities to investors. Consolidation of these SPEs depends mainly on whether UBS retains the majority of the benefits or risks of the assets in the SPE.

We do not consolidate SPEs for securitization if UBS has no control over the assets and no longer retains any significant exposure (for gain or loss) to the income or investment returns on the assets sold to the SPE or the proceeds of their liquidation. This type of SPE is a bankruptcy remote entity – if UBS were to go bankrupt the holders of the securities would clearly be owners of the asset, while if the SPE were to go bankrupt the securities holders would have no recourse to UBS.
SPEs for credit protection are set up to allow UBS to sell the credit risk on portfolios, which may or may not be held by UBS, to investors. They exist primarily to allow UBS to have a single counterparty (the SPE), which sells credit protection to UBS. The SPE in turn has investors who provide it with capital and participate in the risks and rewards of the credit events that it insures. SPEs used for credit protection are generally consolidated.

Allowances and provisions for credit losses

Assets accounted for at amortized cost are assessed for objective evidence of impairment and required allowances and provisions are estimated in accordance with IAS 39. Impairment exists if the book value of a claim or a portfolio of claims exceeds the present value of the cash flows actually expected in future periods. These cash flows include scheduled interest payments, principal repayments, or other payments due (for example on guarantees), including liquidation of collateral where available.

The total allowance and provision for credit losses consists of two components: specific counterparty allowances and provisions, and collectively assessed allowances. The specific counterparty component applies to claims evaluated individually for impairment and is based upon management’s best estimate of the present value of the cash flows which are expected to be received. In estimating these cash flows, management makes judgments about a counterparty’s financial situation and the net realizable value of any underlying collateral or guarantees in our favor. Each impaired asset is assessed on its merits, and the workout strategy and estimate of cash flows considered recoverable are independently approved by the Credit Risk Control function. Collectively assessed credit loss allowances and provisions cover credit losses inherent in portfolios of claims with similar economic characteristics where there is objective evidence to suggest that they contain impaired claims but the individual impaired items cannot yet be identified. In assessing the need for collective loan loss allowances and provisions, management con-

siders factors such as credit quality, portfolio size, concentrations, and economic factors. In order to estimate the required allowance or provision, we make assumptions both to define the way we model inherent losses and to determine the required input parameters, based on historical experience and current economic conditions.

The accuracy of the allowances and provisions we make depends on how well we estimate future cash flows for specific counterparty allowances and provisions and the model assumptions and parameters used in determining collective allowances and provisions. While this necessarily involves judgment, we believe that our allowances and provisions are reasonable and supportable.
Further details on this subject are given in Note 1q) to the Financial Statements and in the Credit Risk section of the Handbook 2005/2006, on pages 57 to 69.

Equity compensation

IFRS 2, Share-based Payment, addresses the accounting for share-based employee compensation and was adopted by UBS on 1 January 2005 on a fully retrospective basis. The effect of applying IFRS 2 is disclosed in Note 1 aa) to the financial statements, and further information on UBS equity compensation plans, including inputs used to determine fair value of options, is disclosed in Note 31.

IFRS 2 requires that share options awarded to employees are recognized as compensation expense based on their fair value at grant date. The share options we issue to our employees have features that make them incomparable to options on our shares traded in active markets. Accordingly, we cannot determine fair value by reference to a quoted market price, but we rather estimate it using an option valuation model. The model, a Monte Carlo simulation, requires inputs such as interest rates, expected dividends, volatility measures and specific employee exercise behavior patterns based on statistical data. Some of the inputs we use are not market-observable and have to be estimated or derived from available data. Use of different estimates would produce different option values, which in turn would result in higher or lower compensation expense recognized. We have not run the model with alternative inputs to quantify their effects on the fair value of the options.
To value options, several recognized valuation models exist. None of these models can be singled out as being the best or most correct one. The model we apply is able to handle some of the specific features included in the options granted to our employees, which is the reason for its use. If we were to use a different model, the option values would differ despite using the same inputs. Accordingly, using different assumptions coupled with using a different valuation model could have a significant impact on the fair value of employee stock options. Fair value could be either higher or lower than the ones produced by the model we apply and the inputs we used.

Financial Statements

Financial Statements

Financial Statements

Financial Statements
Report of the Group Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 2 March 2006

Report of the group auditors

As auditors of the group we have audited the consolidated balance sheets of UBS AG as of 31 December 2005 and 2004, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2005, and notes thereto on pages 74 to 190. These consolidated financial statements are the responsibility of the company's management and the board of directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements in Switzerland concerning professional qualification and independence.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America), as well as the auditing standards promulgated by the profession in Switzerland. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2005 and 2004, and the consolidated results of operations and cash flows for each of the three years in the period ended 31 December 2005, in conformity with International Financial Reporting Standards, and they comply with Swiss Law.

In accordance with Swiss Law, we recommend that the consolidated financial statements submitted to you be approved.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected shareholders' equity as of 31 December 2005 and 2004 and the results of operations for each of the three years in the period ended 31 December 2005 to the extent summarized in note 41 of the notes to the consolidated financial statements.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant
(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Financial Statements

Financial Statements

Income Statement
		For the year ended			% change from
CHF million, except per share data	Note	31.12.05	31.12.04	31.12.03	31.12.04

Continuing operations

Interest income	3	59,286	39,228	40,045	51

Interest expense	3	(49,758)	(27,484)	(27,784)	81

Net interest income	3	9,528	11,744	12,261	(19)

Credit loss (expense) / recovery		375	241	(102)	56

Net interest income after credit loss expense		9,903	11,985	12,159	(17)

Net fee and commission income	4	21,436	18,506	16,673	16

Net trading income	3	7,996	4,902	3,670	63

Other income	5	1,125	932	225	21

Revenues from industrial holdings		10,515	6,086	2,900	73

Total operating income		50,975	42,411	35,627	20

Personnel expenses	6	21,049	18,612	18,218	13

General and administrative expenses	7	7,047	7,160	6,630	(2)

Depreciation of property and equipment	14	1,493	1,477	1,498	1

Amortization of goodwill	15	0	653	703	(100)

Amortization of other intangible assets	15	334	337	193	(1)

Goods and materials purchased		8,003	3,885	1,113	106

Total operating expenses		37,926	32,124	28,355	18

Operating profit from continuing operations before tax		13,049	10,287	7,272	27

Tax expense	21	2,549	2,224	1,419	15

Net profit from continuing operations		10,500	8,063	5,853	30

Discontinued operations

Profit from discontinued operations before tax	38	4,688	536	479	775

Tax expense	21	498	129	79	286

Net profit from discontinued operations		4,190	407	400	929

Net profit		14,690	8,470	6,253	73

Net profit attributable to minority interests		661	454	349	46

from continuing operations		656	454	343	44

from discontinued operations		5	0	6

Net profit attributable to UBS shareholders		14,029	8,016	5,904	75

from continuing operations		9,844	7,609	5,510	29

from discontinued operations		4,185	407	394	928

Earnings per share

Basic earnings per share (CHF)	8	13.93	7.78	5.44	79

from continuing operations		9.78	7.39	5.07	32

from discontinued operations		4.15	0.39	0.37	964

Diluted earnings per share (CHF)	8	13.36	7.40	5.19	81

from continuing operations		9.39	7.04	4.84	33

from discontinued operations		3.97	0.36	0.35

Balance Sheet
				% change from
CHF million	Note	31.12.05	31.12.04	31.12.04

Assets

Cash and balances with central banks		5,359	6,036	(11)

Due from banks	9	33,644	35,419	(5)

Cash collateral on securities borrowed	10	300,331	220,242	36

Reverse repurchase agreements	10	404,432	357,164	13

Trading portfolio assets	11	499,297	389,487	28

Trading portfolio assets pledged as collateral	11	154,759	159,115	(3)

Positive replacement values	22	333,782	284,577	17

Financial assets designated at fair value		1,153	653	77

Loans	9	269,969	232,167	16

Financial investments	12	6,551	4,188	56

Accrued income and prepaid expenses		8,918	6,309	41

Investments in associates	13	2,956	2,675	11

Property and equipment	14	9,423	9,510	(1)

Goodwill and other intangible assets	15	13,486	12,201	11

Other assets	16,21	16,190	17,375	(7)

Total assets		2,060,250	1,737,118	19

Liabilities

Due to banks	17	124,328	120,026	4

Cash collateral on securities lent	10	77,267	61,545	26

Repurchase agreements	10	478,508	422,587	13

Trading portfolio liabilities	11	188,631	171,033	10

Negative replacement values	22	337,663	303,712	11

Financial liabilities designated at fair value	18	117,401	65,756	79

Due to customers	17	451,533	376,076	20

Accrued expenses and deferred income		18,392	15,040	22

Debt issued	18	160,710	117,856	36

Other liabilities	19,20,21	53,874	44,120	22

Total liabilities		2,008,307	1,697,751	18

Equity

Share capital		871	901	(3)

Share premium		9,992	9,231	8

Net gains / (losses) not recognized in the income statement, net of tax		(182)	(2,081)	91

Revaluation reserve from step acquisitions, net of tax		101	90	12

Retained earnings		44,414	37,001	20

Equity classified as obligation to purchase own shares		(133)	(96)	(39)

Treasury shares		(10,739)	(11,105)	3

Equity attributable to UBS shareholders		44,324	33,941	31

Equity attributable to minority interests		7,619	5,426	40

Total equity		51,943	39,367	32

Total liabilities and equity		2,060,250	1,737,118	19

Financial Statements

Statement of Changes in Equity
	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Share capital

Balance at the beginning of the year	901	946	1,005

Issue of share capital	2	2	2

Cancellation of second trading line treasury shares (2002 program)			(61)

Cancellation of second trading line treasury shares (2003 program)		(47)

Cancellation of second trading line treasury shares (2004 program)	(32)

Balance at the end of the year	871	901	946

Share premium

Balance at the beginning of the year	9,231	7,595	12,641

Change in accounting policy			660

Premium on shares issued and warrants exercised	295	325	103

Net premium / (discount) on treasury share and own equity derivative activity	(302)	(20)	(130)

Employee share and share option plans	768	1,331	(211)

Cancellation of second trading line treasury shares (2002 program) [1]			(5,468)

Balance at the end of the year	9,992	9,231	7,595

Net gains / (losses) not recognized in the income statement, net of tax

Foreign currency translation

Balance at the beginning of the year	(2,520)	(1,694)	(849)

Change in accounting policy			(50)

Movements during the year	2,088	(826)	(795)

Subtotal – balance at the end of the year [2]	(432)	(2,520)	(1,694)

Net unrealized gains / (losses) on available-for-sale investments, net of tax

Balance at the beginning of the year	761	399	946

Change in accounting policy			(406)

Net unrealized gains / (losses) on available-for-sale investments	463	501	(108)

Impairment charges reclassified to the income statement	96	192	285

Realized gains reclassified to the income statement	(396)	(353)	(340)

Realized losses reclassified to the income statement	7	22	22

Subtotal – balance at the end of the year	931	761	399

Change in fair value of derivative instruments designated as cash flow hedges, net of tax

Balance at the beginning of the year	(322)	(144)	(256)

Net unrealized gains / (losses) on the revaluation of cash flow hedges	(474)	(223)	116

Net realized (gains) / losses reclassified to the income statement	115	45	(4)

Subtotal – balance at the end of the year	(681)	(322)	(144)

Balance at the end of the year	(182)	(2,081)	(1,439)

Revaluation reserve from step acquisitions, net of taxes

Balance at the beginning of the year	90

Movements during the year	11	90

Balance at the end of the year	101	90

Retained earnings

Balance at the beginning of the year	37,001	36,260	32,700

Change in accounting policy			(46)

Net profit attributable to UBS shareholders for the year	14,029	8,016	5,904

Dividends paid [3]	(3,105)	(2,806)	(2,298)

Cancellation of second trading line treasury shares (2003 program) [1]		(4,469)

Cancellation of second trading line treasury shares (2004 program) [1]	(3,511)

Balance at the end of the year	44,414	37,001	36,260

1 In 2004 and 2005 the cancellation of second trading line treasury shares is made against retained earnings. In 2003 it was made against the share premium account.  2 Net of CHF (292) million, CHF 236 million and CHF 121 million of related taxes for the years ended 2005, 2004 and 2003, respectively.  3 Dividends of CHF 2.00 per share, CHF 2.60 per share and CHF 3.00 were paid on 23 April 2003, 20 April 2004 and 26 April 2005, respectively.

Statement of Changes in Equity (continued)

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Equity classified as obligation to purchase own shares

Balance at the beginning of the year	(96)	(49)	(104)

Movements during the year	(37)	(47)	55

Balance at the end of the year	(133)	(96)	(49)

Treasury shares

Balance at the beginning of the year	(11,105)	(9,654)	(7,131)

Change in accounting policy			(1,474)

Acquisitions	(8,375)	(9,368)	(8,424)

Disposals	5,198)	3,401	1,846

Cancellation of second trading line treasury shares (2002 program)			5,529

Cancellation of second trading line treasury shares (2003 program)		4,516

Cancellation of second trading line treasury shares (2004 program)	3,543

Balance at the end of the year	(10,739)	(11,105)	(9,654)

Equity attributable to UBS shareholders	44,324	33,941	33,659

Equity attributable to minority interests

Balance at the beginning of the year	5,426	3,879	3,529

Change in accounting policy			143

Issuance of preferred securities	1,539		372

Other increases	44	1,922	247

Decreases and dividend payments	(595)	(523)	(357)

Foreign currency translation	544	(306)	(404)

Minority interest in net profit	661	454	349

Balance at the end of the year	7,619	5,426	3,879

Total equity	51,943	39,367	37,538

Shares issued
	For the year ended			% change from
Number of shares	31.12.05	31.12.04	31.12.03	31.12.04

Balance at the beginning of the year	1,126,858,177	1,183,046,764	1,256,297,678	(5)

Issue of share capital	1,709,439	3,293,413	2,719,166	(48)

Cancellation of second trading line treasury shares (2002 program)			(75,970,080)

Cancellation of second trading line treasury shares (2003 program)		(59,482,000)

Cancellation of second trading line treasury shares (2004 program)	(39,935,094)

Balance at the end of the year	1,088,632,522	1,126,858,177	1,183,046,764	(3)

Treasury shares
	For the year ended			% change from
Number of shares	31.12.05	31.12.04	31.12.03	31.12.04

Balance at the beginning of the year	124,663,310	136,741,227	97,181,094	(9)

Change accounting policy			25,380,535

Acquisitions	78,218,035	96,139,004	116,080,976	(19)

Disposals	(58,686,377)	(48,734,921)	(25,931,298)	(20)

Cancellation of second trading line treasury shares (2002 program)			(75,970,080)

Cancellation of second trading line treasury shares (2003 program)		(59,482,000)

Cancellation of second trading line treasury shares (2004 program)	(39,935,094)

Balance at the end of the year	104,259,874	124,663,310	136,741,227	(16)

During the year a total of 39,935,094 shares acquired under the second trading line buyback program 2004 were cancelled. On 31 December 2005, a maximum of 1,823,501 shares can be issued against the future exercise of options from former PaineWebber employee option plans. These shares are shown as conditional share capital in the UBS AG (Parent Bank) disclosure. Out of the total number of 104,259,874 treasury shares, 33,885,000 shares (CHF 3,597 million) have been repurchased for cancellation. The Board of Directors will propose to the Annual General Meeting on 19 April 2006 to reduce the outstanding number of shares and the share capital by the number of shares purchased for cancellation. All issued shares are fully paid.

Financial Statements

Statement of Cash Flows
	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Cash flow from / (used in) operating activities

Net profit	14,690	8,470	6,253

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	1,556	1,576	1,570

Amortization of goodwill and other intangible assets	340	1,066	980

Credit loss expense / (recovery)	(374)	(241)	102

Equity in income of associates	(152)	(67)	(138)

Deferred tax expense / (benefit)	(382)	171	360

Net loss / (gain) from investing activities	(5,062)	(1,008)	(301)

Net loss / (gain) from financing activities	4,025	1,203	115

Net (increase) / decrease in operating assets:

Net due from / to banks	(1,690)	(7,471)	42,916

Reverse repurchase agreements and cash collateral on securities borrowed	(127,357)	(42,975)	(101,381)

Trading portfolio and net replacement values	(74,799)	(19,733)	(52,193)

Loans / due to customers	42,440	10,093	38,636

Accrued income, prepaid expenses and other assets	(1,227)	(10,809)	(20,296)

Net increase / (decrease) in operating liabilities:

Repurchase agreements and cash collateral on securities lent	71,643	14,991	65,413

Accrued expenses and other liabilities	15,536	22,019	22,420

Income taxes paid	(2,394)	(1,345)	(1,117)

Net cash flow from / (used in) operating activities	(63,207)	(24,060)	3,339

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	(2,511)	(428)

Disposal of subsidiaries and associates	3,240	1,277	1,234

Purchase of property and equipment	(1,892)	(1,149)	(1,376)

Disposal of property and equipment	270	704	123

Net (investment in) / divestment of financial investments	(2,487)	703	2,317

Net cash flow from / (used in) investing activities	(2,409)	(976)	1,870

Statement of Cash Flows (continued)
	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	23,221	21,379	(14,737)

Net movements in treasury shares and own equity derivative activity	(2,416)	(4,999)	(6,810)

Capital issuance	2	2	2

Dividends paid	(3,105)	(2,806)	(2,298)

Issuance of long-term debt, including financial liabilities designated at fair value	76,307	51,211	23,644

Repayment of long-term debt, including financial liabilities designated at fair value	(30,457)	(24,717)	(13,615)

Increase in minority interests [1]	1,572	85	419

Dividend payments to / purchase from minority interests	(575)	(332)	(278)

Net cash flow from / (used in) financing activities	64,549	39,823	(13,673)

Effects of exchange rate differences	5,018	(1,052)	(524)

Net increase / (decrease) in cash and cash equivalents	3,951	13,735	(8,988)

Cash and cash equivalents, beginning of the year	87,091	73,356	82,344

Cash and cash equivalents, end of the year	91,042	87,091	73,356

Cash and cash equivalents comprise:

Cash and balances with central banks	5,359	6,036	3,584

Money market paper [2]	57,826	45,523	40,599

Due from banks with original maturity of less than three months	27,857	35,532	29,173

Total	91,042	87,091	73,356

Significant non-cash investing and financing activities

Provisions for reinstatement costs

Property and equipment			137

Motor-Columbus, Baden, from valuation at equity to full consolidation

Financial investments		644

Investments in associates		261

Property and equipment		2,083

Goodwill and other intangible assets		1,194

Debt issued		727

Minority interests		1,742

Investment funds transferred to other liabilities according to IAS 32

Minority interests		336

Private Banks and GAM, deconsolidation

Financial investments	60

Property and equipment	180

Goodwill and other intangible assets	362

Debt issued	5

Private equity investments, deconsolidation

Property and equipment	248

Goodwill and other intangible assets	3

Minority interests	27

Acquisitions of businesses

Financial investments	35

Property and equipment	112

Goodwill and other intangible assets	377

Minority interests	6

1 Includes issuance of preferred securities of CHF 1,539 million for the year ended 31 December 2005 and CHF 372 million for the year ended 31 December 2003.  2 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments. CHF 4,744 million, CHF 5,289 million and CHF 6,430 million were pledged at 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

Cash paid for interest was CHF 44,392 million and CHF 24,192 million for 2005 and 2004 respectively.

Financial Statements
Notes to the Financial Statements

Notes to the Financial Statements

Note 1 Summary of Significant Accounting Policies

a) Basis of accounting

UBS AG and subsidiaries (“UBS” or the “Group”) provide a broad range of financial services including advisory services, underwriting, financing, market making, asset management and brokerage on a global level, and retail banking in Switzerland. The Group was formed on 29 June 1998 when Swiss Bank Corporation and Union Bank of Switzerland merged. The merger was accounted for using the uniting of interests method of accounting.
The consolidated financial statements of UBS (the “Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), and stated in Swiss francs (CHF), the currency of the country in which UBS AG is incorporated. On 2 March 2006, the Board of Directors approved them for issue.

b) Use of estimates in the preparation of Financial Statements

In preparing the Financial Statements, management is required to make estimates and assumptions that affect reported income, expenses, assets, liabilities and disclosure of contingent assets and liabilities. Use of available information and application of judgment are inherent in the formation of estimates. Actual results in the future could differ from such estimates, and the differences may be material to the Financial Statements.

c) Consolidation

The Financial Statements comprise those of the parent company (UBS AG), its subsidiaries and certain special purpose entities, presented as a single economic entity. The effects of intra-group transactions are eliminated in preparing the Financial Statements. Subsidiaries and special purpose entities that are directly or indirectly controlled by the Group are consolidated. Subsidiaries acquired are consolidated from the date control is transferred to the Group. Subsidiaries to be divested are consolidated up to the date of disposal.
Assets held in an agency or fiduciary capacity are not assets of the Group and are not reported in the Financial Statements.
Equity and net income attributable to minority interests are shown separately in the balance sheet and income statement.
Investments in associates in which UBS has a significant influence are accounted for under the equity method of accounting. Significant influence is normally evidenced when

UBS owns 20% or more of a company’s voting rights. Investments in associates are initially recorded at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the investee’s profits or losses after the date of acquisition.

Assets and liabilities of subsidiaries and investments in associates are classified as “held for sale” if UBS has entered into an agreement for their disposal within a period of 12 months. Major lines of business and subsidiaries that were acquired exclusively with the intent for resale are presented as discontinued operations in the income statement in the period where the sale occurred or it becomes clear that a sale will occur within 12 months. Discontinued operations are presented in the income statement as a single amount comprising the total of profit after tax from operations and net gain or loss on sale.
The Group sponsors the formation of entities, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and structured debt issuance, and to accomplish certain narrow and well defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of the Group or any of its subsidiaries. Such companies are consolidated in the Group’s Financial Statements when the substance of the relationship between the Group and the company indicates that the company is controlled by the Group. Certain transactions of consolidated entities meet the criteria for derecognition of financial assets, see section d) below. These transactions do not affect the consolidation status of an entity.

d) Derecognition

UBS enters into transactions where it transfers assets recognized on its balance sheet but retains either all risks and rewards of the transferred assets or a portion of them. If all or substantially all risks and rewards are retained, the transferred assets are not derecognized from the balance sheet. Transfers of assets with retention of all or substantially all risks and rewards include, for example, securities lending and repurchase transactions described under paragraphs f) and g) below. They further include transactions where assets are sold to a third party with a concurrent total rate of return swap on the transferred assets to retain all their risks and rewards. These types of transactions are accounted for as secured financing transactions similar to repurchase agreements.
In transactions where substantially all the risks and rewards of ownership of a financial asset are neither retained nor transferred, UBS derecognizes the asset if control over the asset is lost. The rights and obligations retained in the transfer are recognized separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the Group continues to recognize the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

In certain transactions, UBS retains rights to service a transferred financial asset for a fee. The transferred asset is derecognized in its entirety if it meets the derecognition criteria. An asset or liability is recognized for the servicing rights, depending on whether the servicing fee is more than adequate to cover servicing expenses (asset) or is less than adequate for performing the servicing (liability).

e) Securitizations

UBS securitizes various consumer and commercial financial assets, which generally results in the sale of these assets to special purpose entities, which in turn issue securities to investors. Interests in the securitized financial assets may be retained in the form of senior or subordinated tranches, interest-only strips or other residual interests (‘retained interests’). Retained interests are primarily recorded in Trading portfolio assets and carried at fair value. Gains or losses on securitization depend in part on the carrying amount of the transferred financial assets, allocated between the financial assets derecognized and the retained interests based on their relative fair values at the date of the transfer. Gains or losses on securitization are recorded in Net trading income.

f) Securities borrowing and lending

Securities borrowing and securities lending transactions are generally entered into on a collateralized basis, predominantly with securities delivered or received as collateral. Transfer of the securities themselves, whether in a borrowing / lending transaction or as collateral, is not reflected on the balance sheet unless the risks and rewards of ownership are also transferred. In such transactions where UBS transfers owned securities and where the borrower is granted the right to sell or re-pledge them, the securities are reclassified on the balance sheet to Trading portfolio assets pledged as collateral.
Cash collateral received is recognized with a corresponding obligation to return it (Cash collateral on securities lent). Cash collateral delivered is derecognized with a corresponding receivable reflecting UBS’s right to receive it back (Cash collateral on securities borrowed).
Securities received in a lending or borrowing transaction are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with securities that UBS has actually resold or re-pledged also disclosed separately.
UBS monitors the market value of securities borrowed and lent on a daily basis and provides or requests additional collateral or recalls or returns surplus collateral in accordance with the underlying agreements.

Fees and interest received or paid are recognized on an accrual basis and recorded as Interest income or Interest expense.

g) Repurchase and reverse repurchase transactions

Securities purchased under agreements to resell (Reverse repurchase agreements) and securities sold under agreements to repurchase (Repurchase agreements) are generally treated as collateralized financing transactions. In reverse repurchase agreements, the cash delivered is derecognized and a corresponding receivable, including accrued interest, is recorded, recognizing UBS’s right to receive it back (Reverse repurchase agreements). In repurchase agreements, the cash received, including accrued interest, is recognized on the balance sheet with a corresponding obligation to return it (Repurchase agreements).
Securities received under reverse repurchase agreements and securities delivered under repurchase agreements are not recognized on or derecognized from the balance sheet, unless the risks and rewards of ownership are obtained or relinquished.
UBS monitors the market value of the securities received or delivered on a daily basis and provides or requests additional collateral or recalls or returns surplus collateral in accordance with the underlying agreements.
In repurchase agreements where UBS transfers owned securities and where the recipient is granted the right to resell or re-pledge them, the securities are reclassified in the balance sheet to Trading portfolio assets pledged as collateral. Securities received in a reverse repurchase agreement are disclosed as off-balance sheet items if UBS has the right to resell or re-pledge them, with securities that UBS has actually resold or re-pledged also disclosed separately.
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is recognized as interest income or interest expense over the life of each agreement.
The Group offsets reverse repurchase agreements and repurchase agreements with the same counterparty for transactions covered by legally enforceable master netting agreements when net or simultaneous settlement is intended.

h) Segment reporting

UBS’s financial businesses are organized on a worldwide basis into four Business Groups and the Corporate Center. Global Wealth Management & Business Banking is segregated into three segments, Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center also consists of two segments, Private Banks & GAM and Corporate Functions. Private Banks & GAM was sold on 2 December 2005 and are presented as a discontinued operation in these Financial Statements. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Financial Statements
Notes to the Financial Statements

Segment income, segment expenses and segment performance include transfers between business segments and between geographical segments. Such transfers are conducted either at internally agreed transfer prices or, where possible, at arm’s length.

i) Foreign currency translation

Foreign currency transactions are recorded at the rate of exchange on the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are reported using the closing exchange rate. Exchange differences arising on the settlement of transactions at rates different from those at the date of the transaction, as well as unrealized foreign exchange differences on unsettled foreign currency monetary assets and liabilities, are recognized in the income statement.
Unrealized exchange differences on non-monetary financial assets (investments in equity instruments) are a component of the change in their entire fair value. For a non-monetary financial asset classified as held for trading, unrealized exchange differences are recognized in the income statement. For non-monetary financial investments, which are classified as available-for-sale, unrealized exchange differences are recorded directly in Equity until the asset is sold or becomes impaired.
When preparing consolidated financial statements, assets and liabilities of foreign entities are translated at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Differences resulting from the use of closing and weighted average exchange rates and from revaluing a foreign entity’s opening net asset balance at the closing rate are recognized directly in Foreign currency translation within Equity.

j) Cash and cash equivalents

Cash and cash equivalents consist of Cash and balances with central banks, balances included in Due from banks with original maturity of less than three months and Money market paper included in Trading portfolio assets and Financial investments.

k) Fee income

UBS earns fee income from a diverse range of services it provides to its customers. Fee income can be divided into two broad categories: income earned from services that are provided over a certain period of time, for which customers are generally billed on an annual or semi-annual basis, and income earned from providing transaction-type services. Fees earned from services that are provided over a certain period of time are recognized ratably over the service period. Fees earned from providing transaction-type services are recognized when the service has been completed. Performance linked fees or fee components are recognized when the performance criteria are fulfilled.

The following fee income is predominantly earned from services that are provided over a period of time: investment fund fees, fiduciary fees, custodian fees, portfolio and other management and advisory fees, insurance-related fees, credit-related fees and commission income. Fees predominantly earned from providing transaction-type services include underwriting fees, corporate finance fees and brokerage fees.

l) Determination of fair value

The determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations for financial instruments traded in active markets. For all other financial instruments fair value is determined using valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist and valuation models. UBS uses widely recognized valuation models for determining fair value of common and more simple financial instruments like options or interest rate and currency swaps. For these financial instruments, inputs into models are market-observable.
For more complex instruments, UBS uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry. Some of the inputs to these models may not be market-observable and are therefore estimated based on assumptions. When entering into a transaction where any model input is unobservable, the financial instrument is initially recognized at the transaction price, which is the best indicator of fair value. This may differ from the value obtained from the valuation model. The timing of the recognition in income of this initial difference in fair value depends on the individual facts and circumstances of each transaction but is never later than when the market data become observable.
The output of a model is always an estimate or approximation of a value that cannot be determined with certainty, and valuation techniques employed may not fully reflect all factors relevant to the positions UBS holds. Valuations are therefore adjusted, where appropriate, to allow for additional factors including model risks, liquidity risk and counterparty credit risk. Management believes that these valuation adjustments are necessary and appropriate to fairly state the values of financial instruments carried at fair value on the balance sheet.

m) Trading portfolio

Trading portfolio assets consist of money market paper, other debt instruments, including traded loans, equity instruments, precious metals and commodities owned by the Group (‘long’ positions). Trading portfolio liabilities consist of obligations to deliver trading securities such as money market paper, other debt instruments and equity instruments which the Group has sold to third parties but does not own (‘short’ positions).

The trading portfolio is carried at fair value. Gains and losses realized on disposal or redemption and unrealized gains and losses from changes in the fair value of trading portfolio assets or liabilities are reported as Net trading income. Interest and dividend income and expense on trading portfolio assets or liabilities are included in Interest and dividend income or Interest and dividend expense.

The Group uses settlement date accounting when recording trading portfolio transactions. It recognizes from the date the transaction is entered into (trade date) any unrealized profits and losses arising from revaluing that contract to fair value in the income statement. When the transaction is consummated (settlement date), a resulting financial asset or liability is recognized on the balance sheet at the fair value of the consideration given or received plus or minus the change in fair value of the contract since the trade date. When the Group becomes party to a sales contract of a financial asset classified in its trading portfolio, it derecognizes the asset on the day of its transfer.

n) Financial instruments designated as held at fair value through profit and loss

UBS has designated almost all of its issued compound debt instruments as financial liabilities held at fair value through profit and loss. These liabilities are presented in a separate line on the face of the balance sheet. In addition, a small amount of financial assets has been designated as financial assets held at fair value through profit and loss, and they are likewise presented in a separate line. A financial instrument may only be designated at inception as held at fair value through profit and loss and cannot subsequently be changed. When adopting revised IAS 39 on 1 January 2004, the Group designated approximately CHF 35.3 billion of existing issued compound debt instruments as held at fair value through profit and loss in accordance with the revised standard’s transition guidance. All fair value changes related to financial instruments held at fair value through profit and loss are recognized in Net trading income.

o) Derivative instruments and hedging

All derivative instruments are carried at fair value on the balance sheet and are reported as Positive replacement values or Negative replacement values. Where the Group enters into derivatives for trading purposes, realized and unrealized gains and losses are recognized in Net trading income.
The Group also uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rate, foreign currency and credit risks, including exposures arising from forecast transactions. The Group applies either fair value or cash flow hedge accounting when transactions meet the specified criteria to obtain hedge accounting treatment.
At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. Accordingly, the Group assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been “highly effective” in offsetting changes in the fair value or cash flows of the hedged items. A hedge is normally regarded as highly effective if, at inception and throughout its life, the Group can expect, and actual results indicate, that changes in the fair value or cash flows of the hedged item are effectively offset by the changes in the fair value or cash flows of the hedging instrument and that actual results are within a range of 80% to 125%. In the case of hedging a forecast transaction, the transaction must have a high probability of occurring and must present an exposure to variations in cash flows that could ultimately affect the reported Net profit or loss. The Group discontinues hedge accounting when it determines that a derivative is not, or has ceased to be, highly effective as a hedge; when the derivative expires or is sold, terminated or exercised; when the hedged item matures or is sold or repaid; or when a forecast transaction is no longer deemed highly probable.

Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item. Such gains and losses are recorded in current period earnings in Net trading income, as are gains and losses on components of a hedging derivative that are excluded from assessing hedge effectiveness.
For qualifying fair value hedges, the change in fair value of the hedging derivative is recognized in Net profit and loss. Those changes in fair value of the hedged item that are attributable to the risks hedged with the derivative instrument are reflected in an adjustment to the carrying value of the hedged item, which is also recognized in Net profit or loss. The fair value change of the hedged item in a portfolio hedge of interest rate risks is reported separately from the hedged portfolio in Other assets or Other liabilities as appropriate. If the hedge relationship is terminated for reasons other than the derecognition of the hedged item, the difference between the carrying value of the hedged item at that point and the value at which it would have been carried had the hedge never existed (the “unamortized fair value adjustment”), is, in the case of interest bearing instruments, amortized to Net profit and loss over the remaining term of the original hedge, while for non-interest bearing instruments that amount is immediately recognized in earnings. If the hedged item is derecognized, e.g. due to sale or repayment, the unamortized fair value adjustment is recognized immediately in Net profit and loss.
A fair value gain or loss associated with the effective portion of a derivative designated as a cash flow hedge is recog-

Financial Statements
Notes to the Financial Statements

nized initially in Equity attributable to UBS shareholders. When the cash flows that the derivative is hedging materialize, resulting in income or expense, then the associated gain or loss on the hedging derivative is simultaneously transferred from Equity attributable to UBS shareholders to the corresponding income or expense line item.

If a cash flow hedge for a forecast transaction is deemed to be no longer effective, or if the hedge relationship is terminated, the cumulative gain or loss on the hedging derivative previously reported in Equity attributable to UBS shareholders remains there until the committed or forecast transaction occurs or is no longer probable of occurring, at which point it is transferred to the income statement.
Derivative instruments transacted as economic hedges but not qualifying for hedge accounting are treated in the same way as derivative instruments used for trading purposes, i.e. realized and unrealized gains and losses are recognized in Net trading income. In particular, the Group has entered into economic hedges of credit risk within the loan portfolio using credit default swaps to which it cannot apply hedge accounting. In the event that the Group recognizes an impairment on a loan that is economically hedged in this way, the impairment is recognized in Credit loss expense, whereas any gain on the credit default swap is recorded in Net trading income, see Note 22 for additional information.
A derivative may be embedded in a ‘host contract’. Such combinations are known as compound instruments and arise predominantly from the issuance of certain structured debt instruments. If the host contract is not carried at fair value with changes in fair value reported in Net profit and loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract and the embedded derivative actually meets the definition of a derivative.

p) Loans

Loans include loans originated by the Group where money is provided directly to the borrower, participation in a loan from another lender and purchased loans that are not quoted in an active market and for which no intention of immediate or short-term resale exists. Originated and purchased loans that are intended to be sold in the short term are recorded as Trading portfolio assets.
Loans are recognized when cash is advanced to borrowers. They are initially recorded at fair value, which is the cash given to originate the loan, plus any transaction costs, and are subsequently measured at amortized cost using the effective interest rate method.
Interest on loans is included in Interest earned on loans and advances and is recognized on an accrual basis. Fees and direct costs relating to loan origination, refinancing or restructuring and to loan commitments are deferred and amortized to Interest earned on loans and advances over the life of the loan using the straight-line method which approximates the effective interest rate method. Fees received for commitments that are not expected to result in a loan are included in Credit-related fees and commissions over the commitment period. Loan syndication fees where UBS does not retain a portion of the syndicated loan are credited to commission income.

q) Allowance and provision for credit losses

An allowance or provision for credit losses is established if there is objective evidence that the Group will be unable to collect all amounts due on a claim according to the original contractual terms or the equivalent value. A ‘claim’ means a loan carried at amortized cost, a commitment such as a letter of credit, a guarantee, a commitment to extend credit or other credit product.
An allowance for credit losses is reported as a reduction of the carrying value of a claim on the balance sheet, whereas for an off-balance sheet item such as a commitment a provision for credit loss is reported in Other liabilities. Additions to the allowances and provisions for credit losses are made through Credit loss expense.
Allowances and provisions for credit losses are evaluated at a counterparty-specific level and collectively based on the following principles:
Counterparty-specific: a claim is considered impaired when management determines that it is probable that the Group will not be able to collect all amounts due according to the original contractual terms or the equivalent value.
Individual credit exposures are evaluated based on the borrower’s character, overall financial condition, resources and payment record; the prospects for support from any financially responsible guarantors; and, where applicable, the realizable value of any collateral.
The estimated recoverable amount is the present value, using the loan’s original effective interest rate, of expected future cash flows, that may result from restructuring or liquidation. Impairment is measured and allowances for credit losses are established for the difference between the carrying amount and the estimated recoverable amount.
Upon impairment, the accrual of interest income based on the original terms of the claim is discontinued, but the increase of the present value of impaired claims due to the passage of time is reported as Interest income.
All impaired claims are reviewed and analyzed at least annually. Any subsequent changes to the amounts and timing of the expected future cash flows compared with the prior estimates result in a change in the allowance for credit losses and are charged or credited to Credit loss expense.
An allowance for impairment is reversed only when the credit quality has improved to such an extent that there is reasonable assurance of timely collection of principal and interest in accordance with the original contractual terms of the claim agreement.

A write-off is made when all or part of a claim is deemed uncollectible or forgiven. Write-offs are charged against previously established allowances for credit losses or directly to Credit loss expense and reduce the principal amount of a claim. Recoveries in part or in full of amounts previously written off are credited to Credit loss expense.

A loan is classified as non-performing when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or when insolvency proceedings have commenced, or when obligations have been restructured on concessionary terms.
Collectively: all loans for which no impairment is identified on a counterparty-specific level are grouped into portfolios with similar credit risk characteristics to collectively assess whether impairment exists within a portfolio. Allowances from collective assessment of impairment are recognized as Credit loss expense and result in an offset to the loan position. As the allowance cannot be allocated to individual loans, interest is accrued on all loans according to contractual terms.
Where, in management’s opinion, it is probable that some claims or obligors in a country are affected by a systemic crisis, transfer restrictions or non-enforceability, country allowances and provisions for probable losses are established. They are based on country-specific scenarios, taking into consideration the nature of the individual exposures but excluding those amounts covered by counterparty-specific allowances and provisions. Such country allowances and provisions are part of the collectively assessed loan loss allowances and provisions.

r) Financial investments

Financial investments are classified as available-for-sale and recorded on a settlement date basis. Available-for-sale financial investments are instruments that, in management’s opinion, may be sold in response to or in anticipation of needs for liquidity or changes in interest rates, foreign exchange rates or equity prices. Financial investments consist of money market paper, other debt instruments and equity instruments, including certain private equity investments.
Available-for-sale financial investments are carried at fair value. Unrealized gains or losses on available-for-sale investments are reported in Equity attributable to UBS shareholders, net of applicable income taxes, until such investments are sold, collected or otherwise disposed of, or until such investment is determined to be impaired. On disposal of an available-for-sale investment, the accumulated unrealized gain or loss included in Equity attributable to UBS shareholders is transferred to Net profit and loss for the period and reported in Other income. Gains and losses on disposal are determined using the average cost method.
Interest and dividend income on available-for-sale financial investments is included in Interest and dividend income from financial investments.

If an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Equity attributable to UBS shareholders is included in Net profit and loss for the period and reported in Other income. A financial investment is considered impaired if its cost exceeds the recoverable amount. For non-quoted equity investments, the recoverable amount is determined by applying recognized valuation techniques. The standard method applied is based on the multiple of earnings observed in the market for comparable companies. Management may adjust valuations determined in this way based on its judgment. For quoted financial investments, the recoverable amount is determined by reference to the market price. They are considered impaired if objective evidence indicates that the decline in market price has reached such a level that recovery of the cost value, adjusted for impairments recognized in prior periods as applicable, cannot be reasonably expected within the foreseeable future.

s) Property and equipment

Property and equipment includes own-used properties, investment properties, leasehold improvements, IT, software and communication, plant and manufacturing equipment, and other machines and equipment.
Own-used property is defined as property held by the Group for use in the supply of services or for administrative purposes, whereas investment property is defined as property held to earn rental income and / or for capital appreciation. If a property of the Group includes a portion that is own-used and another portion that is held to earn rental income or for capital appreciation, the classification is based on whether or not these portions can be sold separately. If the portions of the property can be sold separately, they are accounted for as own-used property and investment property. If the portions cannot be sold separately, the whole property is classified as own-used property unless the portion used by the bank is minor. The classification of property is reviewed on a regular basis to account for major changes in its usage.
Leasehold improvements are investments made to customize buildings and offices occupied under operating lease contracts to make them suitable for the intended purpose. The present value of estimated reinstatement costs to bring a leased property into its original condition at the end of the lease, if required, is capitalized as part of the total leasehold improvements costs. At the same time, a corresponding liability is recognized to reflect the obligation incurred. Reinstatement costs are recognized in profit and loss through depreciation of the capitalized leasehold improvements over their estimated useful life.
Software development costs are capitalized when they meet certain criteria relating to identifiability, it is probable that future economic benefits will flow to the enterprise, and the cost can be measured reliably. Internally developed software meeting these criteria and purchased software is classified within IT, software and communication.

Financial Statements
Notes to the Financial Statements

Plant and manufacturing equipment include primarily thermal and hydroelectric power plants and power transmission grids and equipment. The useful life is estimated based on the economic utilization of the asset, or for power plants on the end of operating life.

With the exception of investment properties, Property and equipment is carried at cost less accumulated depreciation and accumulated impairment losses. Property and equipment is periodically reviewed for impairment.
Property and equipment is depreciated on a straight-line basis over its estimated useful life as follows:

Properties, excluding land	Not exceeding 50 years

Leasehold improvements	Residual lease term, but not exceeding 10 years

Other machines and equipment	Not exceeding 10 years

IT, software and communication	Not exceeding 5 years

Plant and manufacturing equipment:

– Power plants	25 to 80 years

– Transmission grids and equipment	15 to 40 years

Property formerly own-used or leased to third parties under an operating lease and equipment the Group has decided to sell are classified as assets held for sale and recorded in Other assets. Upon classification as held for sale, they are no longer depreciated and are carried at the lower of book value or fair value less costs to sell. Foreclosed property is defined as Properties held for resale and recorded in Other assets. They are carried at the lower of cost and recoverable value.

Investment property is carried at fair value with changes in fair value recognized in the income statement in the period of change. UBS employs internal real estate experts who determine the fair value of investment property by applying recognized valuation techniques. In cases where prices of recent market transactions of comparable properties are available, fair value is determined by reference to these transactions.

t) Goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but tested annually for impairment. Until 31 December 2004, goodwill acquired in business combinations entered into prior to 31 March 2004 was amortized over its estimated useful economic life, not exceeding 20 years, using the straight-line method. The impairment test is conducted at the segment level as reported in Note 2a. The segment has been determined as the cash generating unit for impairment testing purposes as this is the level at which the performance of investments is reviewed and assessed by management.
Other intangible assets comprise separately identifiable intangible items arising from acquisitions and certain purchased trademarks and similar items. Other intangible assets are recognized on the balance sheet at cost determined at the date of acquisition and are amortized using the straight-line method over their estimated useful economic life, generally not exceeding 20 years. At each balance sheet date, other intangible assets are reviewed for indications of impairment or changes in estimated future benefits. If such indications exist, the intangible assets are analyzed to assess whether their carrying amount is fully recoverable. A write-down is made if the carrying amount exceeds the recoverable amount.

Intangible assets are classified into two categories: Infrastructure, and Customer relationships, contractual rights and other. Infrastructure includes one intangible asset recognized in connection with the acquisition of PaineWebber Group, Inc. Customer relationships, contractual rights and other include customer relationship intangibles from the acquisition of financial services businesses as well as from the acquisition of Motor-Columbus, where other contractual rights from delivery and supply contracts were identified. These contractual rights are amortized over the remaining contract terms, which are up to 24 years at 31 December 2005. The most significant contract, however, is amortized over its remaining contract life of six years at 31 December 2005, which is the shortest useful life of all contractual rights recognized.

u) Income taxes

Income tax payable on profits is recognized as an expense based on the applicable tax laws in each jurisdiction in the period in which profits arise. The tax effects of income tax losses available for carry-forward are recognized as a deferred tax asset if it is probable that future taxable profit will be available against which those losses can be utilized.
Deferred tax liabilities are recognized for temporary differences between the carrying amounts of assets and liabilities in the balance sheet and their amounts as measured for tax purposes, which will result in taxable amounts in future periods. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future periods, but only to the extent it is probable that sufficient taxable profits will be available against which these differences can be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the asset will be realized or the liability will be settled based on enacted rates.
Current as well as deferred tax assets and liabilities are offset when they arise from the same tax reporting group, relate to the same tax authority, the legal right to offset exists, and they are intended to be settled net or realized simultaneously.
Current and deferred taxes are recognized as Income tax benefit or expense except for (i) deferred taxes recognized or disposed of upon the acquisition or disposal of a subsidiary, and (ii) unrealized gains or losses on available-for-sale investments and changes in fair value of derivative instruments designated as cash flow hedges, which are recorded net of taxes in Net gains or losses not recognized in the income statement within Equity attributable to UBS shareholders.

v) Debt issued

Debt issued is initially measured at fair value, which is the consideration received, net of transaction costs incurred. Subsequent measurement is at amortized cost, using the effective interest rate method to amortize cost at inception to the redemption value over the life of the debt.
Compound debt instruments that are related to non-UBS AG equity instruments, foreign exchange, credit instruments or indices are considered structured instruments. If such instruments have not been designated at fair value through profit and loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative if the criteria for separation are met. The host contract is subsequently measured at amortized cost. UBS has designated most of its structured debt instruments as held at fair value through profit and loss, see section n).
Debt instruments with embedded derivatives that are related to UBS AG shares or to a derivative instrument that has UBS AG shares as its underlying are separated into a liability and an equity component at issue date if they require physical settlement. Initially, a portion of the net proceeds from issuing the compound debt instrument is allocated to the debt component based on its fair value. The determination of fair value is generally based on quoted market prices for UBS debt instruments with comparable terms. The liability component is subsequently measured at amortized cost. The remaining amount is allocated to the equity component and reported in Share premium. Subsequent changes in fair value of the separated equity component are not recognized. However, if the compound instrument or the embedded derivative related to UBS AG shares is cash settled or if it contains a settlement alternative, then the separated derivative is accounted for as a trading instrument, with changes in fair value recorded in income or the entire compound instrument is designated as held at fair value through profit and loss.
It is the Group’s policy to hedge the fixed interest rate risk on debt issues (except for certain subordinated long-term note issues, see Note 29), and to apply fair value hedge accounting. When hedge accounting is applied to fixed-rate debt instruments, the carrying values of debt issues are adjusted for changes in fair value related to the hedged exposure rather than carried at amortized cost. See o) Derivative instruments and hedging for further discussion.
Own bonds held as a result of market making activities or deliberate purchases in the market are treated as a redemption of debt. A gain or loss on redemption is recorded depending on whether the repurchase price of the bond was lower or higher than its carrying value. A subsequent sale of own bonds in the market is treated as a reissuance of debt.
Interest expense on debt instruments is included in Interest on debt issued.

w) Treasury shares and contracts on UBS shares

UBS AG shares held by the Group are classified in Equity attributable to UBS shareholders as Treasury shares and accounted for at weighted average cost. The difference between the proceeds from sales of treasury shares and their cost (net of tax, if any) is classified as Share premium.
Contracts that require physical settlement in UBS AG shares are classified as Equity attributable to UBS shareholders and reported as Share premium. Upon settlement of such contracts, the proceeds received – less cost (net of tax, if any) – are reported as Share premium.
Contracts on UBS AG shares that require net cash settlement or provide for a choice of settlement are classified as trading instruments, with the changes in fair value reported in the income statement.
An exception to this treatment are physically settled written put options and forward share purchase contracts, including contracts where physical settlement is a settlement alternative. In both cases, the present value of the obligation to purchase own shares in exchange for cash is transferred out of Equity attributable to UBS shareholders and recognized as a liability at inception of a contract. The liability is subsequently accreted, using the effective interest rate method, over the life of the contract to the nominal purchase obligation by recognizing interest expense. Upon settlement of a contract, the liability is derecognized, and the amount of equity originally transferred to liability is re-classified within Equity attributable to UBS shareholders to Treasury shares. The premium received for writing put options is recognized directly in Share premium.

x) Retirement benefits

UBS sponsors a number of retirement benefit plans for its employees worldwide. These plans include both defined benefit and defined contribution plans and various other retirement benefits such as post-employment medical benefits. Contributions to defined contribution plans are expensed when employees have rendered services in exchange for such contributions, generally in the year of contribution.
The Group uses the projected unit credit actuarial method to determine the present value of its defined benefit plans and the related service cost and, where applicable, past service cost.
The principal actuarial assumptions used by the actuary are set out in Note 30.
The Group recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period are outside the corridor defined as the greater of:

a)	10% of present value of the defined benefit obligation at that date (before deducting plan assets); and

b)	10% of the fair value of any plan assets at that date.

Financial Statements
Notes to the Financial Statements

The unrecognized actuarial gains and losses exceeding the greater of these two values are recognized in the income statement over the expected average remaining working lives of the employees participating in the plans.

If an excess of the fair value of the plan assets over the present value of the defined benefit obligation cannot be recovered fully through refunds or reductions in future contributions, no gain is recognized solely as a result of deferral of an actuarial loss or past service cost in the current period, and no loss is recognized solely as a result of deferral of an actuarial gain in the current period.

y) Equity participation plans

UBS provides various equity participation plans in the form of stock plans and stock option plans. UBS recognizes the fair value of stock and stock option awards determined at the date of grant as compensation expense over the required service period, which generally is equal to the vesting period. The fair value of stock awards is equal to the market price at the date of grant. For stock options, fair value is determined using a proprietary option valuation model that reflects employees’ exercise behavior and the specific terms and conditions under which the options are granted. Equity-settled awards are classified as equity instruments and are not remeasured subsequent to the grant date, unless an award is modified such that its fair value immediately after modification exceeds its fair value immediately prior to modification. Any increase in fair value resulting from a modification is recognized as compensation expense, either over the remaining service period or immediately for vested awards.
Cash settled awards are classified as liabilities and re-measured to fair value at each balance sheet date as long as they are outstanding. Decreases in fair value reduce compensation expense, and no compensation expense, on a cumulative basis, is recognized for awards that expire worthless or remain unexercised. Plans where participants have the option to roll stock-based awards into alternative investments are treated as cash settled.

z) Earnings per share (EPS)

Basic earnings per share are calculated by dividing the Net profit and loss for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.
Diluted earnings per share are calculated using the same method as for basic EPS, but the determinants are adjusted to reflect the potential dilution that could occur if options, warrants, convertible debt securities or other contracts to issue ordinary shares were converted or exercised into ordinary shares.

aa) Changes in accounting policies and comparability

Private equity investments
On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements and revised IAS 28 Investments in Associates.

IAS 27 was amended to eliminate the exemption from consolidating a subsidiary where control is exercised temporarily. UBS has several private equity investments where it owns a controlling interest that used to be classified and accounted for as Financial investments available-for-sale. UBS adopted IAS 27 on 1 January 2005 retrospectively and restated comparative prior years 2004 and 2003. The effect of the adoption and consolidating these investments was as follows: at 1 January 2003, equity including minority interests was reduced by CHF 723 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on a consolidated basis. Consolidation led to recognition of total assets in the amount of CHF 1.7 billion and CHF 2.9 billion at 31 December 2004 and 2003 respectively. Significant balance sheets line items affected include Property and equipment, Intangible assets, Goodwill and Other assets. These investments generated additional operating income of CHF 2.5 billion and CHF 2.7 billion in 2004 and 2003 respectively and additional Net profit attributable to UBS shareholders of CHF 142 million and CHF 74 million in 2004 and 2003 respectively.

IAS 28 was likewise amended to eliminate the exemption from equity method accounting for investments that are held exclusively for disposal. Private equity investments where UBS has significant influence are now accounted for using the equity method whereas they were previously classified as Financial investments available-for-sale. The adoption was made retrospectively from 1 January 2003 and prior periods were restated. Application of the equity method of accounting for these investments had the following effects: on 1 January 2003, opening equity was debited by CHF 266 million, representing the difference between the carrying value as Financial investments available-for-sale and the book value on an equity method basis. The carrying value of these equity method investments was CHF 248 million and CHF 393 million at 31 December 2004 and 2003 respectively, which includes equity in losses of CHF 55 million and gains of CHF 10 million recognized in the income statement in 2004 and 2003 respectively. Gains on sale recognized in 2004 and 2003 were CHF 1 million and zero respectively. When accounted for as Financial investments available-for-sale, gains on sale recognized were CHF 70 million in 2004 and CHF 34 million in 2003.
These entities, along with all other investments made by the private equity business unit, were reclassified from the Investment Bank segment to the Industrial Holdings segment effective 1 January 2005. In addition, nine of the newly consolidated investments held at 1 January 2003 were sold after that date and are presented as Discontinued operations in the restated comparative prior periods in accordance with IFRS 5 which is discussed below. Gain on sale in the amount of CHF 90 million and CHF 194 million were reported in 2004 and 2003 in connection with private equity investments sold after 1 January 2003. On a restated basis, the Net profit from discontinued operations related to these entities was CHF 145 million and CHF 186 million in 2004 and 2003 respectively.

IFRS 2 Share-based Payment

In February 2004, the IASB issued IFRS 2 Share-based Payment, which requires share-based payments made to employees and non-employees to be recognized in the financial statements based on the fair value of these awards measured at the date of grant. UBS adopted the new standard on 1 January 2005 and fully restated the two comparative prior years. In accordance with IFRS 2, UBS applied the new requirements of the standard to all prior period awards that affect income statements commencing 1 January 2003. This includes all unvested equity settled awards and all outstanding cash settled awards on 1 January 2003. The effects of restatement were as follows: the opening balance of retained earnings at 1 January 2003 was credited by CHF 559 million. Additional compensation expense of zero and CHF 558 million was recognized in 2004 and 2003 respectively. The change in compensation expense is attributable to the first-time recognition of compensation expense for the fair value of share options, as well as the recognition of expense for share awards over the vesting period. Previously, share awards were recognized as compensation expense in the performance year, which is generally the year prior to grant. The reason for the zero impact in 2004 was that a significantly higher amount of bonus payments were made in the form of share awards rather than cash. The reversal of compensation expense attributable to these share payments offsets the effect from recognizing options at fair value and share awards made prior to 2004 over the vesting period.
UBS introduced a new valuation model to determine the fair value of share options granted in 2005 and later. Share options granted in 2004 and earlier were not affected by this change in valuation model. As part of the implementation of IFRS 2, UBS thoroughly reviewed the option valuation model employed in the past by comparing it with alternative models. As a result of this review, a valuation model was identified that better reflects the exercise behavior of employees and the specific terms and conditions under which the share options are granted. Concurrent with the introduction of the new model, UBS is using implied and historical volatility as inputs.
UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation schemes. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purpose of a share-based payment arrangement is required to consolidate that trust. Consolidating these trusts had the following effects: on 1 January 2003, no adjustment to opening retained earnings was made as assets and liabili-
ties of the trusts were equal. Consolidation led to recognition of total assets in the amount of CHF 1.1 billion and CHF 1.3 billion and liabilities of CHF 1.1 billion and CHF 1.3 billion at 31 December 2004 and 2003 respectively. The amount of treasury shares increased by CHF 2,029 million and CHF 1,474 million at 31 December 2004 and 2003 respectively. The weighted average number of treasury shares held by these trusts was 22,995,954 in 2004 and 30,792,147 in 2003, thus decreasing the denominator used to calculate basic earnings per share. The reduction in weighted average shares outstanding increased basic earnings per share, but had no impact on diluted earnings per share as the additional treasury shares will be fully added back for calculating diluted earnings per share.

Goodwill and Intangible Assets

On 31 March 2004, the IASB issued IFRS 3 Business Combinations, revised IAS 36 Impairment of Assets and revised IAS 38 Intangible Assets. UBS prospectively adopted the standards for goodwill and intangible assets existing at 31 March 2004 on 1 January 2005, whereas goodwill and intangible assets recognized from business combinations entered into after 31 March 2004 were accounted for immediately in accordance with IFRS 3. Goodwill is no longer amortized, but instead reviewed annually for impairment. UBS recorded goodwill amortization expense of CHF 722 million in 2004 and CHF 784 million in 2003.
Intangible assets acquired in a business combination must be recognized separately from goodwill if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria under the new standards have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to goodwill.

Insurance Contracts

On 31 March 2004, the IASB issued IFRS 4 Insurance Contracts. The standard applies to all insurance contracts written and to reinsurance contracts held. The majority of insurance products issued by UBS is considered to be investment contracts and is accounted for as financial liabilities and not as insurance contracts under IFRS 4. The related assets of CHF 19 billion were reclassified from Other assets to Trading portfolio assets in 2004. UBS adopted the new standard as of 1 January 2005 and applies it to its insurance contracts. The new standard did not have a material effect on the Financial Statements.

Non-current Assets Held for Sale and Discontinued Operations

On 31 March 2004, the IASB issued IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. The standard requires that non-current assets or disposal groups be classified

Financial Statements
Notes to the Financial Statements

as held for sale if their carrying amount is recovered principally through a sale transaction rather than through continuing use. Such assets are measured at the lower of carrying amount and fair value less costs to sell and are classified separately from other assets in the balance sheet. Netting of assets and liabilities is not permitted. Discontinued operations are presented on the face of the income statement as a single amount comprising the total of the Net profit and loss from discontinued operations and the gain or loss after tax recognized on the sale or the measurement to fair value less costs to sell of the net assets constituting the discontinued operations. In the period where an operation is presented for the first time as discontinued, the income statements for all comparative prior periods presented are restated to present that operation as discontinued.

IFRS 5 provides certain criteria to be met for a component of an entity to be defined as a discontinued operation. Certain private equity investments meet this definition and will be re-classified to Discontinued operations. UBS adopted the new standard on 1 January 2005 and restated comparative prior years 2004 and 2003. The income statement is now divided into two sections: Net profit from continuing operations and Net profit from discontinued operations.

Presentation of minority interests and earnings per share

With the adoption of revised IAS 1 Presentation of Financial Statements on 1 January 2005, Net profit and Equity are presented including minority interests. Net profit is split into Net profit attributable to UBS shareholders and Net profit attributable to minority interests. Earnings per share continue to be calculated based on Net profit attributable to UBS shareholders, but they are split into Earnings per share from continuing operations and from discontinued operations. Minority interests and Earnings per share are presented on the face of the income statement.

Financial Instruments

On 1 January 2004, UBS adopted revised IAS 32 Financial Instruments: Disclosure and Presentation and revised IAS 39 Financial Instruments: Recognition and Measurement, which were applied retrospectively to all financial instruments affected by the two standards, except the guidance relating to derecognition of financial assets and liabilities and, in part, recognition of Day 1 profit and loss, which were applied prospectively. As a result of adopting the revised standards, UBS restated prior period comparative information.
Revised IAS 32 amended the accounting for certain derivative contracts linked to an entity’s own shares. Physically settled written put options and forward purchase contracts with UBS shares as their underlying are recorded as liabilities, see section w). UBS currently has physically settled written put options linked to own shares. The present value of the contractual amount of these options is recorded as a liability, while the premium received is credited to Equity. Liabilities of CHF

96 million at 31 December 2004 and CHF 49 million at 31 December 2003 were debited to Equity attributable to UBS shareholders due to written options. The impact on the income statement of all periods presented is insignificant. All other existing derivative contracts linked to own shares are accounted for as derivative instruments and are carried at fair value on the balance sheet under Positive replacement values or Negative replacement values.

Revised IAS 39 permits any financial instrument to be designated at inception, or at adoption of revised IAS 39, as carried at fair value through profit and loss. Upon adoption of revised IAS 39, UBS made that designation for the majority of its compound instruments issued. Previously, UBS separated the embedded derivative from the host contract and accounted for the separated derivative as a trading instrument. The amounts are now included on the balance sheet within the line item Financial liabilities designated at fair value, with amounts of CHF 117,401 million and CHF 65,756 million at 31 December 2005 and 2004 being reported in that line. Also, at 31 December 2005 and 2004 assets in the amount of CHF 1,153 million and CHF 653 million are reported in the line Financial assets designated at fair value.
The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. See section d) for a discussion of the accounting policies regarding derecognition. As a result, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. The provisions of this guidance were applied prospectively from 1 January 2004.
The effect of restating the income statement due to the adoption of revised IAS 32 and 39 on the comparative prior periods is a reduction of Net profit by CHF 82 million for 2003.

Investment properties

Effective 1 January 2004, UBS changed its accounting policy for investment property from historical cost less accumulated depreciation to the fair value model. All changes in the fair value of investment property are now recognized in the income statement, and depreciation expense is no longer recorded. Investment property is defined as property held exclusively to earn rental income and / or benefit from appreciation in value. Fair value of investment property is determined by appropriate valuation techniques employed in the real estate industry, taking into account the specific circumstances for each item. Comparative prior periods were restated and resulted in a reduction of Net profit by CHF 64 million in 2003.

Credit losses incurred on OTC derivatives

Effective 1 January 2004, the method of accounting for credit losses incurred on over-the-counter (OTC) derivatives was changed. All such credit losses are now reported in Net trading income and are no longer reported in Credit loss expense. This change did not affect Net profit or Earnings per share. It did, however, affect segment reporting, since losses reported as Credit loss expense were previously deferred over a three-year period in the Business Group segment reporting, whereas, under the changed method of accounting, losses in trading income are not subject to such a deferral. In the segment report, therefore, losses on OTC derivatives are now reported as they are incurred. The changed method of accounting had the following impact on the performance before tax of the Business Groups: in 2003, it reduced Business Banking’s pre-tax performance by CHF 8 million, it raised the Investment Bank’s by CHF 37 million and it caused Corporate Functions’ result to fall by CHF 29 million.

Segment reporting

On July 1 2005, UBS integrated its two wealth management businesses into one Business Group, Global Wealth Management & Business Banking. As part of the integration, the municipal securities unit within the former Wealth Management US was transferred into the Investment Bank. The integration had no effect on the presentation of segments in Note 2a, and Wealth Management US continues to be reported as a separate segment. The comparative prior period information for the Wealth Management US and Investment Bank segments has been restated to reflect the transfer of the municipal securities unit. In the past two years, the municipal securities unit contributed between 7% and 9% to Wealth Management US revenues and a substantial portion to performance before tax.
On 1 July 2004, UBS purchased an additional 20% interest in Motor-Columbus AG, increasing its overall ownership stake to 55.6%. Motor-Columbus has been consolidated since 1 July 2004, when UBS gained control over the company. Due to its size and the nature of its business (production, distribution and trading of electricity) a new business segment, Industrial Holdings, was added in which Motor-Columbus is reported. Also included in that segment are also all private equity investments, which comprise businesses of a predominantly industrial nature.
As at 1 January 2003, the five private label banks (three of which were subsequently merged into one bank) owned by UBS were transferred out of Wealth Management & Business Banking into the Corporate Center. At the same time, GAM was transferred out of Global Asset Management into the Corporate Center. The two businesses formed the Private Banks & GAM segment, whereas the remainder of the Corporate Center is reported as the Corporate Functions segment. On 2 December 2005, PB & GAM was sold to Julius Baer.
Note 2 to these Group Financial Statements reflects the new segment reporting structure. In all applicable instances, prior period comparative amounts of the affected Business Groups have been restated to conform to the current year presentation.

Business combinations

On 1 April 2004, UBS adopted IFRS 3 Business Combinations for all business combinations entered into after 31 March 2004. Subsequent to the adoption of the new standard, UBS has entered into and completed a number of business combinations that were all accounted for under the new standard. The most significant change under the new standard is that goodwill is no longer amortized over its estimated useful life but instead tested annually for impairment. Accordingly, no amortization expense has been recognized for goodwill of CHF 631 million recognized on the balance sheet related to business combinations entered into after 31 March 2004. Intangible assets may be assigned an indefinite useful life if supportable based on facts and circumstances. These intangibles are not amortized but tested periodically for impairment.
In a step acquisition, where control over a subsidiary is achieved in stages, all assets and liabilities of that entity, excluding goodwill, are re-measured to fair value as of the acquisition date of the latest share transaction. The revaluation difference on the existing ownership interest from the carrying value to the newly established fair value is recorded directly in Equity attributable to UBS shareholders. As a consequence of re-measuring all assets and liabilities to fair value, minority interests are also carried at fair value of net assets excluding goodwill. Previously, only the percentage of assets and liabilities was increased to fair value by which the ownership interest was increased. Existing ownership interests were kept at their carryover basis. Other relevant changes in accounting for business combinations are that liabilities incurred for restructuring and integration of newly acquired businesses must be expensed as incurred, unless they were a pre-acquisition contingency of the acquired business. Previously, liabilities incurred for restructuring and integration could be recognized in purchase accounting if they met certain criteria, increasing goodwill recognized. Contingent liabilities of an acquired business have to be recognized on the balance sheet at their fair value in purchase accounting if fair value is determinable. Previously, contingent liabilities were not recognized.

ab) International Financial Reporting Standards to be adopted in 2006 and later

IAS 39 Amendment to the fair value option
In June 2005, The IASB issued amendments to IAS 39 Financial Instruments: Recognition and Measurement in relation to the fair value option. UBS will adopt the revised fair value option for financial instruments on a prospective basis at 1 January 2006. In the past, UBS applied the fair value option predominantly to hybrid debt instruments issued, and will continue to make use of the fair value option for this class of financial instruments. It is planned to apply the fair value option also to certain new loans and loan commitments within the Investment Bank’s Credit Exposure Management business starting in second quarter 2006. These loans and loan commitments will be hedged with credit derivatives and designated, at inception, as at fair value through profit and loss to achieve offset of the accounting mismatch with the credit derivatives that currently exist. UBS will not apply the fair value option to positions in the existing loan portfolio.

IFRS 7 Financial Instruments: Disclosures

In August 2005, the IASB issued IFRS 7. The new standard is a pure disclosure standard and does not change the recognition and measurement of financial instruments. Accordingly, it will have no effect on Net profit and Equity attributable to UBS shareholders. The new standard requires entities to make enhanced quantitative and qualitative risk disclosures for all major categories of financial instruments in their financial statements. UBS will adopt the new standard on 1 January 2007.

Amendments to existing standards

Minor amendments have been made to three existing International Accounting Standards, which will be effective and adopted by UBS at 1 January 2006.
IAS 19 Employee Benefits has been amended to allow a choice of whether to recognize actuarial gains and losses in a defined post-retirement benefit plan immediately in equity or to apply the corridor approach. UBS decided to continue to apply the corridor approach as described in section x) above. Other amendments made to IAS 19 have no impact on UBS.
IAS 39 Financial Instruments: Measurement and Recognition and IFRS 4 Insurance Contracts have been amended in relation to financial guarantee contracts to clarify when a financial guarantee is within the scope of IAS 39 and when it is considered an insurance contract within the scope of IFRS 4. This amendment will not have a significant impact on UBS’s Financial Statements.

IAS 21 The Effects of Changes in Foreign Exchange Rates has been amended to require that exchange differences arising in consolidation on loan financings that form part of a net investment in a foreign operation and are denominated in another currency than the functional currencies of both the reporting entity and the foreign operation, are reclassified to equity in the consolidated financial statements of the reporting entity. This amendment has no significant impact on UBS’s Financial Statements.

IFRIC 4 Leases: Determining Whether an Arrangement Contains a Lease

IFRIC 4 was issued in December 2004 and provides guidance on (a) how to determine whether an arrangement is, or contains, a lease as defined in IAS 17; (b) when the assessment or a reassessment of whether an arrangement is, or contains, a lease should be made; and (c) if an arrangement is, or contains, a lease, how the payments for the lease should be separated from payments for any other elements in the arrangement. If an arrangement contains a lease element, the interpretation requires that the payments for the lease element are accounted for in accordance with IAS 17 Leases. UBS will adopt the interpretation at 1 January 2006, its effective date. The interpretation will not have a significant effect on UBS’s Financial Statements.

IFRIC 5 Provisions: Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

IFRIC 5 was issued in December 2004 and provides guidance on the accounting for contributions into a decommissioning fund and rights to receive reimbursements from the fund. The interpretation is effective from 1 January 2006 and will be adopted by UBS’s subsidiary Motor-Columbus. It is not expected to have a significant impact on UBS’s Financial Statements.

Note 2a Segment Reporting by Business Group

UBS’s financial businesses are organized on a worldwide basis into three Business Groups and the Corporate Center. Global Wealth Management & Business Banking consists of three segments, Wealth Management International & Switzerland, Wealth Management US and Business Banking Switzerland. The Corporate Center consists of two segments, Corporate Functions and Private Banks & GAM, which was sold on 2 December 2005. The Industrial Holdings segment holds all industrial operations controlled by the Group. In total, UBS reports eight business segments.

Global Wealth Management & Business Banking

Global Wealth Management & Business Banking comprises three segments. Wealth Management International & Switzerland offers a comprehensive range of products and services individually tailored to affluent international and Swiss clients, operating from offices around the world. Wealth Management US is a US financial services firm providing sophisticated wealth management services to affluent US clients through a highly trained financial advisor network. Business Banking Switzerland provides individual and corporate clients in Switzerland with a complete portfolio of banking and securities services, focused on customer service excellence, profitability and growth, by using a multi-channel distribution. The segments share technological and physical infrastructure, and have joint departments supporting major functions such as e-commerce, financial planning and wealth management, investment policy and strategy.

Global Asset Management

Global Asset Management provides investment products and services to institutional investors and wholesale intermediaries around the globe. Clients include corporate and pub-

lic pension plans, financial institutions and advisors, central banks as well as charities, foundations and individual investors.

Investment Bank

The Investment Bank operates globally as a client-driven investment banking and securities firm providing innovative products, research, advice and complete access to the world’s capital markets for intermediaries, governments, corporate and institutional clients and other parts of UBS.

Corporate Center

Corporate Center comprises two segments. Corporate Functions ensures that the Business Groups operate as a coherent and effective whole with a common set of values and principles in such areas as risk management and control, financial reporting, marketing and communications, funding, capital and balance sheet management, management of foreign exchange earnings and information technology infrastructure. Private Banks & GAM, the second segment, was sold on 2 December 2005.

Industrial Holdings

The Industrial Holdings segment includes the non-financial businesses of UBS. The most significant business in this segment is Motor-Columbus, a financial holding company whose only significant asset is a 59.3% interest in the Atel Group. Atel is a European energy provider focused on domestic and international power generation, electricity transmission, energy services as well as electricity trading and marketing. The private equity business investing UBS and third-party funds, primarily in unlisted companies, is reported in Industrial Holdings.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2005

CHF million

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

Income [1]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information [3]

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income [1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth	Business Banking			Private	Corporate
International & Switzerland	Management US	Switzerland			Banks & GAM	Functions

9,024	5,158	4,949	2,487	17,448		455	11,079	50,600

(8)	0	231	0	152		0	0	375

9,016	5,158	5,180	2,487	17,600		455	11,079	50,975

2,579	3,460	2,450	988	9,259		1,167	1,146	21,049

804	1,047	994	304	2,215		1,084	599	7,047

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	253	1,493

7	49	0	1	53		17	207	334

							8,003	8,003

4,850	4,844	2,882	1,430	12,303		1,395	10,222	37,926

4,166	314	2,298	1,057	5,297		(940)	857	13,049

					4,556	8	124	4,688

4,166	314	2,298	1,057	5,297	4,556	(932)	981	17,737

								2,549

								498

								14,690

223,719	64,896	176,713	40,782	1,768,391		(225,800)	11,549	2,060,250

219,069	59,567	170,544	39,191	1,750,762		(242,640)	11,814	2,008,307

81	84	58	16	138	25	1,264	299	1,965

9,024	5,158	4,949	2,487	17,448		455	11,079	50,600

(13)	(2)	122	0	36		232	0	375

9,011	5,156	5,071	2,487	17,484		687	11,079	50,975

2,579	3,460	2,450	988	9,259		1,167	1,146	21,049

804	1,047	994	304	2,215		1,084	599	7,047

1,371	223	(634)	116	640		(1,730)	14	0

89	65	72	21	136		857	253	1,493

7	49	0	1	53		17	207	334

							8,003	8,003

4,850	4,844	2,882	1,430	12,303		1,395	10,222	37,926

4,161	312	2,189	1,057	5,181		(708)	857	13,049

					4,508	56	124	4,688

4,161	312	2,189	1,057	5,181	4,508	(652)	981	17,737

								2,549

								498

								14,690

1 Impairments of financial investments for the year ended 31 December 2005 were as follows: Global Wealth Management & Business Banking CHF10 million; Global Asset Management CHF 0 million; Investment Bank CHF 0 million; Corporate Center CHF 16 million and Industrial Holdings CHF 81 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2004

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

CHF million

Income [2]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [3]

Amortization of other intangible assets [3]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information [4]

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income [2]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [3]

Amortization of other intangible assets [3]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial[1]
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth	Business Banking			Private	Corporate
International & Switzerland	Management US	Switzerland			Banks & GAM	Functions

7,701	4,741	5,064	2,022	16,090		112	6,440	42,170

(1)	3	92	0	147		0	0	241

7,700	4,744	5,156	2,022	16,237		112	6,440	42,411

2,119	3,320	2,426	893	8,152		796	906	18,612

642	767	1,064	299	2,538		1,077	773	7,160

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	215	1,477

67	171	0	129	278		1	7	653

8	107	0	0	36		17	169	337

							3,885	3,885

4,297	4,707	3,026	1,470	11,473		1,176	5,975	32,124

3,403	37	2,130	552	4,764		(1,064)	465	10,287

					386	10	140	536

3,403	37	2,130	552	4,764	386	(1,054)	605	10,823

								2,224

								129

								8,470

164,716	48,026	210,133	29,698	1,477,275	8,043	(210,167)	9,394	1,737,118

161,042	43,847	204,479	28,311	1,463,469	7,480	(220,843)	9,966	1,697,751

304	48	212	8	415	19	599	1,484	3,089

7,701	4,741	5,064	2,022	16,090		112	6,440	42,170

(8)	(5)	(25)	0	(7)		286	0	241

7,693	4,736	5,039	2,022	16,083		398	6,440	42,411

2,119	3,320	2,426	893	8,152		796	906	18,612

642	767	1,064	299	2,538		1,077	773	7,160

1,395	275	(533)	126	226		(1,509)	20	0

66	67	69	23	243		794	215	1,477

67	171	0	129	278		1	7	653

8	107	0	0	36		17	169	337

							3,885	3,885

4,297	4,707	3,026	1,470	11,473		1,176	5,975	32,124

3,396	29	2,013	552	4,610		(778)	465	10,287

					438	(42}	140	536

3,396	29	2,013	552	4,610	438	(820)	605	10,823

								2,224

								129

								8,470

1 Results for Motor-Columbus include the six month period beginning on 1 July 2004.  2 Impairments of financial investments for the year ended 31 December 2004 were as follows: Global Wealth Management & Business Banking CHF 47 million; Global Asset Management CHF 4 million; Investment Bank CHF (17) million; Corporate Center CHF 0 million and Industrial Holdings CHF 57 million.  3 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  4 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2a Reporting by Business Group (continued)

For the year ended 31 December 2003

Internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue-sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at internally agreed transfer prices or at arm’s length.

CHF million

Income [1]

Credit loss (expense) / recovery

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [2]

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

Additional information [3]

Total assets

Total liabilities

Capital expenditure

Management reporting based on expected credit loss

For internal management reporting purposes, we measure credit loss using an expected loss concept. This table shows Business Group performance consistent with the way in which our businesses are managed and the way Business Group performance is measured. Expected credit loss reflects the average annual costs that are expected to arise from positions in the current portfolio that become impaired. The adjusted expected credit loss reported for each Business Group is the expected credit loss on its portfolio plus the difference between credit loss expense and expected credit loss, amortized over a three year period. The difference between these adjusted expected credit loss figures and the credit loss expense recorded at Group level for reporting purposes is reported in Corporate Functions.

Income [1]

Adjusted expected credit loss

Total operating income

Personnel expenses

General and administrative expenses

Services to / from other business units

Depreciation of property and equipment

Amortization of goodwill [2]

Amortization of other intangible assets [2]

Goods and materials purchased

Total operating expenses

Business Group performance from continuing operations before tax

Business Group performance from discontinued operations before tax

Business Group performance before tax

Tax expense on continuing operations

Tax expense on discontinued operations

Net profit

							Industrial
Financial Businesses							Holdings	UBS
Global Wealth Management &			Global Asset	Investment
Business Banking			Management	Bank	Corporate Center
Wealth Management	Wealth	Business Banking			Private	Corporate
International & Switzerland	Management US	Switzerland			Banks & GAM	Functions

6,797	4,748	5,247	1,737	14,510		20	2,670	35,729

4	(3)	(71)	0	(32)		0	0	(102)

6,801	4,745	5,176	1,737	14,478		20	2,670	35,627

1,996	3,555	2,448	835	7,737		785	862	18,218

604	689	1,090	265	2,068		1,166	748	6,630

1,479	415	(609)	156	175		(1,639)	23	0

82	66	88	25	248		811	178	1,498

54	192	0	152	279		0	26	703

21	116	0	1	27		20	8	193

							1,113	1,113

4,236	5,033	3,017	1,434	10,534		1,143	2,958	28,355

2,565	(288)	2,159	303	3,944		(1,123)	(288)	7,272

					209	11	259	479

2,565	(288)	2,159	303	3,944	209	(1,112)	(29)	7,751

								1,419

								79

								6,253

150,282	44,972	192,517	22,584	1,318,752	9,084	(186,867)	2,655	1,553,979

147,476	40,346	186,185	20,912	1,305,025	8,406	(197,442)	5,533	1,516,441

173	68	261	18	500	17	420	371	1,828

6,797	4,748	5,247	1,737	14,510		20	2,670	35,729

(4)	(8)	(127)	0	(55)		92	0	(102)

6,793	4,740	5,120	1,737	14,455		112	2,670	35,627

1,996	3,555	2,448	835	7,737		785	862	18,218

604	689	1,090	265	2,068		1,166	748	6,630

1,479	415	(609)	156	175		(1,639)	23	0

82	66	88	25	248		811	178	1,498

54	192	0	152	279		0	26	703

21	116	0	1	27		20	8	193

							1,113	1,113

4,236	5,033	3,017	1,434	10,534		1,143	2,958	28,355

2,557	(293)	2,103	303	3,921		(1,031)	(288)	7,272

					205	15	259	479

2,557	(293)	2,103	303	3,921	205	(1,016)	(29)	7,751

								1,419

								79

								6,253

1 Impairments of financial investments for the year ended 31 December 2003 were as follows: Global Wealth Management & Business Banking CHF 19 million; Global Asset Management CHF 2 million; Investment Bank CHF 14 million; Corporate Center CHF 149 million and Industrial Holdings CHF 178 million.  2 For further information regarding goodwill and other intangible assets by Business Group, please see Note 15: Goodwill and Other Intangible Assets.  3 The funding surplus or requirement is reflected in each Business Group and adjusted in Corporate Center.

Financial Statements
Notes to the Financial Statements

Note 2b Segment Reporting by Geographic Location

The geographic analysis of total assets is based on customer domicile, whereas operating income and capital expenditure are based on the location of the office in which the transactions and assets are recorded. Because of the global nature of financial markets, the Group’s business is managed on an integrated basis worldwide, with a view to profitability by product line. The geographical analysis of operating income, total assets and capital expenditure is provided in order to comply with IFRS and does not reflect the way the Group is managed. Management believes that analysis by Business Group, as shown in Note 2a to these Financial Statements, is a more meaningful representation of the way in which the Group is managed.

For the year ended 31 December 2005
	Total operating income		Total assets		Capital expenditure
	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	15,042	29	203,854	10	973	49

Rest of Europe / Middle East / Africa	17,680	35	687,963	33	467	24

Americas	15,293	30	1,006,185	49	386	20

Asia Pacific	2,960	6	162,248	8	139	7

Total	50,975	100	2,060,250	100	1,965	100

For the year ended 31 December 2004

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	13,863	33	193,411	11	1,993	65

Rest of Europe / Middle East / Africa	12,240	29	561,390	32	556	18

Americas	14,048	33	830,350	48	376	12

Asia Pacific	2,260	5	151,967	9	164	5

Total	42,411	100	1,737,118	100	3,089	100

For the year ended 31 December 2003

	Total operating income		Total assets		Capital expenditure

	CHF million	Share %	CHF million	Share %	CHF million	Share %

Switzerland	12,294	35	182,225	12	683	37

Rest of Europe / Middle East / Africa	8,373	23	538,305	35	562	31

Americas	13,160	37	739,021	47	530	29

Asia Pacific	1,800	5	94,428	6	53	3

Total	35,627	100	1,553,979	100	1,828	100

Income Statement

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income (see the second and the third table). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading in-

come according to the business activity generating it. The table below (labeled Breakdown by business activity) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the table on the next page (Net trading income).

Net interest and trading income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Net interest income	9,528	11,744	12,261	(19)

Net trading income	7,996	4,902	3,670	63

Total net interest and trading income	17,524	16,646	15,931	5

Breakdown by business activity

	For the year ended			% change from

CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equities	3,928	3,098	2,445	27

Fixed income	5,741	6,264	6,474	(8)

Foreign exchange	1,458	1,467	1,436	(1)

Other	292	203	258	44

Net income from trading activities	11,419	11,032	10,613	4

Net income from interest margin products	5,355	5,070	5,000	6

Net income from treasury and other activities	750	544	318	38

Total net interest and trading income	17,524	16,646	15,931	5

Net interest income

	For the year ended			% change from

CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Interest income

Interest earned on loans and advances	11,414	8,907	10,449	28

Interest earned on securities borrowed and reverse repurchase agreements	23,641	11,006	11,148	115

Interest and dividend income from financial investments	86	38	57	126

Interest and dividend income from trading portfolio	24,145	19,277	18,391	25

Total	59,286	39,228	40,045	51

Interest expense

Interest on amounts due to banks and customers	11,080	5,475	4,996	102

Interest on securities lent and repurchase agreements	20,626	10,014	9,623	106

Interest and dividend expense from trading portfolio	10,736	7,993	9,925	34

Interest on financial liabilities designated at fair value	2,390	1,168	751	105

Interest on debt issued	4,926	2,834	2,489	74

Total	49,758	27,484	27,784	81

Net interest income	9,528	11,744	12,261	(19)

Financial Statements
Notes to the Financial Statements

Note 3 Net Interest and Trading Income (continued)

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Net trading income [1]
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equities	3,900	2,254	1,660	73

Fixed income [2]	1,256	131	369	859

Foreign exchange and other	2,840	2,517	1,614	13

Net trading income	7,996	4,902	3,670	63

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).  2 Includes commodities trading income.

Included in the Net trading income table are fair value changes of CHF (4,024) million for the year ended 31 December 2005, CHF (1,203) million for the year ended 31 December 2004, and CHF (115) million for the year ended 31 December 2003 related to financial liabilities designated as held at fair value through profit and loss. For 2005, CHF (4,277) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF 253 million was attributable to changes in LIBOR. For 2004, CHF (801) million of the total fair value change was attributable to changes in fair value of embedded derivatives, while CHF (402) million was attributable to changes in LIBOR. The exposure from embedded derivatives is economically hedged with derivatives whose change in fair value is also reported in Net trading income, offsetting the fair value changes related to financial liabilities designated as held at fair value.

Note 4 Net Fee and Commission Income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Equity underwriting fees	1,341	1,417	1,267	(5)

Bond underwriting fees	1,516	1,114	1,084	36

Total underwriting fees	2,857	2,531	2,351	13

Corporate finance fees	1,460	1,078	761	35

Brokerage fees	6,718	5,794	5,477	16

Investment fund fees	4,750	3,948	3,500	20

Fiduciary fees	212	197	216	8

Custodian fees	1,176	1,143	1,097	3

Portfolio and other management and advisory fees	5,310	4,488	3,718	18

Insurance-related and other fees	372	343	356	8

Total securities trading and investment activity fees	22,855	19,522	17,476	17

Credit-related fees and commissions	306	264	244	16

Commission income from other services	1,027	977	1,082	5

Total fee and commission income	24,188	20,763	18,802	16

Brokerage fees paid	1,631	1,387	1,473	18

Other	1,121	870	656	29

Total fee and commission expense	2,752	2,257	2,129	22

Net fee and commission income	21,436	18,506	16,673	16

Note 5 Other Income
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries	1	83	168	(99)

Net gains from disposals of investments in associates	26	1	2

Total	27	84	170	(68)

Financial investments available-for-sale

Net gains from disposals	231	132	90	75

Impairment charges	(26)	(34)	(184)	24

Total	205	98	(94)	109

Net income from investments in property [1]	42	65	75	(35)

Equity in income of associates	57	43	123	33

Net gains / (losses) from investment properties [2]	12	11	(42)	9

Other	218	277	223	(21)

Total other income from Financial Businesses	561	578	455	(3)

Other income from Industrial Holdings	564	354	(230)	59

Total other income	1,125	932	225	21

1 Includes net rent received from third parties and net operating expenses.  2 Includes unrealized and realized gains / (losses) from investment properties at fair value.

Note 6 Personnel Expenses
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Salaries and bonuses	16,646	14,807	14,206	12

Contractors	834	580	539	44

Insurance and social security contributions	1,351	1,069	960	26

Contribution to retirement plans	736	670	685	10

Other personnel expenses	1,482	1,486	1,828	0

Total personnel expenses	21,049	18,612	18,218	13

Note 7 General and Administrative Expenses
	For the year ended			% change from
CHF million	31.12.05	31.12.04	31.12.03	31.12.04

Occupancy	1,276	1,259	1,300	1

Rent and maintenance of IT and other equipment	675	722	748	(7)

Telecommunications and postage	853	822	847	4

Administration	998	1,036	1,048	(4)

Marketing and public relations	609	527	459	16

Travel and entertainment	777	639	522	22

Professional fees	689	718	599	(4)

Outsourcing of IT and other services	872	924	826	(6)

Other	298	513	281	(42)

Total general and administrative expenses	7,047	7,160	6,630	(2)

Financial Statements
Notes to the Financial Statements

Note 8 Earnings per Share (EPS) and Shares Outstanding
	For the year ended			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

from continuing operations	9,844	7,609	5,510	29

from discontinued operations	4,185	407	394	928

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	14,029	8,016	5,904	75

Less: (Profit) / loss on equity derivative contracts	(22)	(5)	1	(340)

Net profit attributable to UBS shareholders for diluted EPS	14,007	8,011	5,905	75

from continuing operations	9,845	7,612	5,511	29

from discontinued operations	4,162	399	394	943

Weighted average shares outstanding

Weighted average shares outstanding	1,006,993,877	1,029,918,463	1,086,161,476	(2)

Potentially dilutive ordinary shares resulting from options and warrants outstanding [1]	41,601,893	52,042,897	52,639,149	(20)

Weighted average shares outstanding for diluted EPS	1,048,595,770	1,081,961,360	1,138,800,625	(3)

Earnings per share (CHF)

Basic	13.93	7.78	5.44	79

from continuing operations	9.78	7.39	5.07	32

from discontinued operations	4.15	0.39	0.37	964

Diluted	13.36	7.40	5.19	81

from continuing operations	9.39	7.04	4.84	33

from discontinued operations	3.97	0.36	0.35

1 Total equivalent shares outstanding on options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 14,558,875, 18,978,199 and 37,234,538 for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

	As at			% change from
	31.12.05	31.12.04	31.12.03	31.12.04

Shares outstanding

Total ordinary shares issued	1,088,632,522	1,126,858,177	1,183,046,764	(3)

Second trading line treasury shares

2003 program			56,707,000

2004 program		39,935,094

2005 program	33,885,000

Other treasury shares	70,374,874	84,728,216	80,034,227	(17)

Total treasury shares	104,259,874	124,663,310	136,741,227	(16)

Shares outstanding	984,372,648	1,002,194,867	1,046,305,537	(2)

Balance Sheet: Assets

Note 9a Due from Banks and Loans

By type of exposure
CHF million	31.12.05	31.12.04

Banks [1]	33,689	35,675

Allowance for credit losses	(45)	(256)

Net due from banks	33,644	35,419

Loans [1]

Residential mortgages	127,990	117,731

Commercial mortgages	18,509	18,950

Other loans	125,081	97,777

Subtotal	271,580	234,458

Allowance for credit losses	(1,611)	(2,291)

Net loans	269,969	232,167

Net due from banks and loans	303,613	267,586

1 Includes Due from banks and loans from Industrial Holdings in the amount of CHF 728 million and 909 million for 2005 and 2004, respectively.

By geographical region (based on the location of the borrower)
CHF million	31.12.05	31.12.04

Switzerland	158,465	152,130

Rest of Europe / Middle East / Africa	50,669	45,840

Americas	83,514	61,751

Asia Pacific	12,621	10,412

Subtotal	305,269	270,133

Allowance for credit losses	(1,656)	(2,547)

Net due from banks and loans	303,613	267,586

By type of collateral

CHF million	31.12.05	31.12.04

Secured by real estate	148,412	138,692

Collateralized by securities	45,393	38,872

Guarantees and other collateral	24,338	18,973

Unsecured	87,126	73,596

Subtotal	305,269	270,133

Allowance for credit losses	(1,656)	(2,547)

Net due from banks and loans	303,613	267,586

Financial Statements
Notes to the Financial Statements

Note 9b Allowances and Provisions for Credit Losses
	Specific allowances	Collective loan	Total	Total
CHF million	and provisions	loss provision	31.12.05	31.12.04

Balance at the beginning of the year	2,641	161	2,802	3,775

Write-offs	(647)	(4)	(651)	(856)

Recoveries	63	0	63	59

Increase / (decrease) in credit loss allowance and provision	(298)	(76)	(374)[2]	(241)

Disposal of subsidiaries	(61)	0	(61)	0

Foreign currency translation and other adjustments	(8)	5	(3)	65

Balance at the end of the year [1]	1,690	86	1,776	2,802

CHF million			31.12.05	31.12.04

As a reduction of Due from banks			45	256

As a reduction of Loans			1,611	2,291

As a reduction of other balance sheet positions			11	41

Subtotal			1,667	2,588

Included in Other liabilities related to provisions for contingent claims			109	214

Total allowances and provisions for credit losses			1,776	2,802

1 Includes country provisions of CHF 65 million and CHF183 million at 31 December 2005 and 31 December 2004, respectively.  2 Credit loss expense of CHF1 million relates to discontinued operations.

Note 9c Impaired Due from Banks and Loans
CHF million	31.12.05	31.12.04

Total gross impaired due from banks and loans [1,2]	3,434	4,699

Allowance for impaired due from banks	32	239

Allowance for impaired loans	1,561	2,185

Total allowances for credit losses related to impaired due from banks and loans	1,593	2,424

Average total gross impaired due from banks and loans [3]	4,089	5,858

1 All impaired due from banks and loans have a specific allowance for credit losses.  2 Interest income on impaired due from banks and loans was CHF 123 million for 2005, CHF 172 million for 2004 and CHF 279 million for 2003.  3 Average balances were calculated from quarterly data.

CHF million	31.12.05	31.12.04

Total gross impaired due from banks and loans	3,434	4,699

Estimated liquidation proceeds of collateral	(1,366)	(1,758)

Net impaired due from banks and loans	2,068	2,941

Total allowances for credit losses related to impaired due from banks and loans	1,593	2,424

Note 9d Non-Performing Due from Banks and Loans

A loan (included in Due from banks or Loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral; 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.

Note 9d Non-Performing Due from Banks and Loans (continued)
CHF million	31.12.05	31.12.04

Total gross non-performing due from banks and loans	2,363	3,555

Total allowances for credit losses related to non-performing due from banks and loans	1,393	2,183

Average total gross non-performing due from banks and loans [1]	3,082	4,197

1 Average balances are calculated from quarterly data.

CHF million	31.12.05	31.12.04

Non-performing due from banks and loans at the beginning of the year	3,555	4,758

Net additions / (reductions)	(515)	(496)

Write-offs and disposals	(677)	(707)

Non-performing due from banks and loans at the end of the year	2,363	3,555

By type of exposure

CHF million	31.12.05	31.12.04

Banks	27	242

Loans

Mortgages	621	1,011

Other	1,715	2,302

Total loans	2,336	3,313

Total non-performing due from banks and loans	2,363	3,555

By geographical region (based on the location of borrower)

CHF million	31.12.05	31.12.04

Switzerland	2,106	2,772

Rest of Europe / Middle East / Africa	155	466

Americas	94	220

Asia Pacific	8	97

Total non-performing due from banks and loans	2,363	3,555

Note 10 Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements

The Group enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and securities lending transactions that may result in credit exposure in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The Group controls credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Group when deemed necessary.

Balance sheet assets
	Cash collateral on	Reverse repurchase	Cash collateral on	Reverse repurchase
	securities borrowed	agreements	securities borrowed	agreements
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

By counterparty

Banks	236,286	259,608	167,567	243,890

Customers	64,045	144,824	52,675	113,274

Total	300,331	404,432	220,242	357,164

Balance sheet liabilities

	Cash collateral on	Repurchase	Cash collateral on	Repurchase
	securities lent	agreements	securities lent	agreements
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

By counterparty

Banks	46,766	278,287	40,580	252,151

Customers	30,501	200,221	20,965	170,436

Total	77,267	478,508	61,545	422,587

Financial Statements
Notes to the Financial Statements

Note 11 Trading Portfolio

The Group trades in debt instruments (including money market paper and tradeable loans), equity instruments, precious metals, commodities and derivatives to meet the financial needs of its customers and to generate revenue. Note 22 provides a description of the various classes of derivatives together with the related notional amounts.

CHF million	31.12.05	31.12.04

Trading portfolio assets

Money market paper	57,685	44,956

thereof pledged as collateral with central banks	11,717	4,706

thereof pledged as collateral (excluding central banks)	16,307	17,869

thereof pledged as collateral and can be repledged or resold by counterparty	11,563	12,580

Debt instruments

Swiss government and government agencies	589	776

US Treasury and government agencies	77,569	92,330

Other government agencies	64,823	80,539

Corporate listed	169,841	144,684

Other unlisted	74,253	35,650

Total	387,075	353,979

thereof pledged as collateral	146,035	147,525

thereof can be repledged or resold by counterparty	110,857	120,317

Equity instruments

Listed	139,101	103,924

Unlisted	20,958	18,516

Total	160,059	122,440

thereof pledged as collateral	33,559	27,140

thereof can be repledged or resold by counterparty	32,339	26,218

Traded loans	36,212	16,077

Precious metals, commodities [1]	13,025	11,150

Total trading portfolio assets	654,056	548,602

Trading portfolio liabilities

Debt instruments

Swiss government and government agencies	407	511

US Treasury and government agencies	74,758	54,848

Other government agencies	52,833	49,512

Corporate listed	19,885	27,413

Other unlisted	1,224	2,600

Total	149,107	134,884

Equity instruments	39,524	36,149

Total trading portfolio liabilities	188,631	171,033

1 Commodities predominantly consist of energy.

Note 12 Financial Investments (available-for-sale)
CHF million	31.12.05	31.12.04

Money market paper	141	567

Other debt instruments

Listed	587	261

Unlisted	91	28

Total	678	289

Equity instruments

Listed	2,548	504

Unlisted	1,738	689

Total	4,286	1,193

Private equity investments	1,446	2,139

Total financial investments	6,551	4,188

thereof eligible for discount at central banks	40	86

The following tables show the unrealized gains and losses not recognized in the income statement for the years ended 2005 and 2004:

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2005

Money market paper	141	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	3	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	64	0	(1)	(1)	0	(1)

Debt securities issued by foreign governments and official institutions	47	0	0	0	0	0

Corporate debt securities	421	7	(11)	(4)	0	(4)

Mortgage-backed securities	143	0	(3)	(3)	0	(3)

Other debt securities	0	0	0	0	0	0

Equity investments	4,286	738	(16)	722	(133)	589

Private equity investments	1,446	405	(15)	390	(31)	359

Total	6,551	1,150	(46)	1,104	(164)	940

		Unrealized gains / losses not recognized in the income statement
CHF million	Fair value	Gross gains	Gross losses	Net, before tax	Tax effect	Net, after tax

31 December 2004

Money market paper	567	0	0	0	0	0

Debt securities issued by Swiss national government and agencies	10	1	0	1	0	1

Debt securities issued by Swiss local governments	20	1	0	1	0	1

Debt securities issued by US Treasury and agencies	0	0	0	0	0	0

Debt securities issued by foreign governments and official institutions	40	0	0	0	0	0

Corporate debt securities	147	7	(4)	3	0	3

Mortgage-backed securities	72	0	0	0	0	0

Other debt securities	0	0	0	0	0	0

Equity investments	1,193	455	(5)	450	(83)	367

Private equity investments	2,139	577	(22)	555	(88)	467

Total	4,188	1,041	(31)	1,010	(171)	839

Financial Statements
Notes to the Financial Statements

Note 12 Financial Investments (available-for-sale) (continued)

The unrealized losses not recognized in the income statement are considered to be temporary on the basis that the investments are intended to be held for a period of time sufficient to recover their cost, and UBS believes that the evidence indicating that the cost of the investments should be recoverable within a reasonable period of time outweighs the evidence to the contrary. This includes the nature of the invest-

ments, valuations and research undertaken by UBS, the current outlook for each investment, offers under negotiation at favourable prices and the duration of the unrealized losses.

The following table shows the duration of unrealized losses not recognized in the income statement for the year ended 2005:

	Fair value			Unrealized losses
	Investments	Investments		Investments	Investments
	with unrealized	with unrealized		with unrealized	with unrealized
	loss less than	loss more than		loss less than	loss more than
CHF million	12 months	12 months	Total	12 months	12 months	Total

31 December 2005

Money market paper	0	0	0	0	0	0

Debt securities issued by the Swiss national government and agencies	0	0	0	0	0	0

Debt securities issued by Swiss local governments	0	0	0	0	0	0

Debt securities issued by US Treasury and agencies	55	0	55	(1)	0	(1)

Debt securities issued by foreign governments and official institutions	0	0	0	0	0	0

Corporate debt securities	272	0	272	(11)	0	(11)

Mortgage-backed securities	0	143	143	0	(3)	(3)

Other debt securities	0	0	0	0	0	0

Equity investments	2,032	16	2,048	(13)	(3)	(16)

Private equity investments	117	34	151	(10)	(5)	(15)

Total	2,476	193	2,669	(35)	(11)	(46)

Contractual maturities of the investments in debt instruments [1]
	Within 1 year		1–5 years		5–10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2005

Swiss national government and agencies	0	0.00	2	4.36	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	42	5.51	10	5.77	12	6.03

Foreign governments and official institutions	38	1.91	2	1.90	5	5.64	2	6.17

Corporate debt securities	13	3.20	239	4.25	66	5.38	103	5.66

Mortgage-backed securities	0	0.00	0	0.00	14	3.92	129	4.80

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	51		285		95		247

1 Money market paper has a contractual maturity of less than one year.

Proceeds from sales and maturities of investment securities available-for-sale, excluding private equity, were as follows:

CHF million	31.12.05	31.12.04

Proceeds	298	277

Gross realized gains	60	58

Gross realized losses	1	45

Note 13 Investments in Associates
CHF million	31.12.05	31.12.04

Carrying amount at the beginning of the year	2,675	2,009

Additions	938	1,919 [1]

Disposals	(935)	(823)

Transfers	(13)	(378)

Income [2]	152	67

Dividend paid	(59)	(42)

Foreign currency translation	198	(77)

Carrying amount at the end of the year	2,956	2,675

1 Additions of CHF 1,022 million due to the consolidation of Motor-Columbus.  2 Income of CHF 95 million and CHF 24 million is related to Industrial Holdings for 2005 and 2004, respectively.

Note 14 Property and Equipment

At historical cost less accumulated depreciation
				Other	Plant and
		Leasehold	IT, software	machines	manu-
	Own-used	improve-	and com-	and	facturing	Projects in
CHF million	properties	ments	munication	equipment	equipment	progress	31.12.05	31.12.04

Historical cost

Balance at the beginning of the year	9,752	2,592	3,979	1,835	3,031	239	21,428	20,346

Additions	178	132	841	194	127	393	1,865	1,462

Additions from acquired companies	3	1	2	0	110	0	116	2,093

Disposals / write-offs [1]	(490)	(98)	(880)	(393)	(494)	(8)	(2,363)	(2,020)

Reclassifications	(26)	232	108	(118)	71	(217)	50	(186)

Foreign currency translation	29	191	211	78	59	6	574	(267)

Balance at the end of the year	9,446	3,050	4,261	1,596	2,904	413	21,670	21,428

Accumulated depreciation

Balance at the beginning of the year	4,701	1,659	3,375	1,503	760	0	11,998	11,867

Depreciation [2]	276	216	716	115	233	0	1,556	1,576

Disposals / write-offs [1]	(158)	(61)	(811)	(318)	(354)	0	(1,702)	(1,182)

Reclassifications	(42)	71	0	3	0	0	32	(43)

Foreign currency translation	4	114	194	46	33	0	391	(220)

Balance at the end of the year	4,781	1,999	3,474	1,349	672	0	12,275	11,998

Net book value at the end of the year [3]	4,665	1,051	787	247	2,232	413	9,395	9,430

1 Includes write-offs of fully depreciated assets.  2 Depreciation expense of CHF 63 million and CHF 99 million is related to Discontinued operations for 2005 and 2004 respectively.  3 Fire insurance value of property and equipment is CHF 16,050 million (2004: CHF 16,031 million).

At fair value
	Investment	Projects
CHF million	properties	in progress	31.12.05	31.12.04

Balance at the beginning of the year	41	39	80	236

Additions	26	0	26	91

Additions from acquired companies	0	0	0	1

Sales	(25)	0	(25)	(241)

Reclassifications	(16)	(39)	(55)	0

Foreign currency translation	2	0	2	(7)

Balance at the end of the year	28	0	28	80

Financial Statements
Notes to the Financial Statements

Note 15 Goodwill and Other Intangible Assets

Six out of eight segments carry goodwill, of which Industrial Holdings and Private Banks & GAM (at 31 December 2004 only) each have less than 5% of the total balance. Business Banking Switzerland and Corporate Functions carry no goodwill. For the purpose of testing goodwill for impairment, UBS determines the recoverable amount of its segments on the basis of value in use. The recoverable amount is determined using a proprietary model based on the discounted cash flow method, which has been adapted to give effect to the special features of the banking business and its regulatory environment. The recoverable amount is determined by estimating streams of earnings available to shareholders in the next four quarters based on a rolling forecast process, discounted to their presented values. The terminal value reflecting the second and subsequent years is calculated using the first-year profit multiplied by the individual price-earnings multiple per segment, and discounted to present value. The recoverable amount of the segments is the sum of earnings available to shareholders in the first year and the terminal value.

The model is most sensitive to changes in the estimated earnings available to shareholders in year one and to the price-earnings multiple. Earnings available to shareholders are estimated based on forecast results, business initiatives and planned capital investments and returns to shareholders. Price-earnings multiples are determined internally, taking into account the forecast return on equity, the cost of equity and the long-term growth rate. Applied values are also validated against UBS’s most recent share price development to ensure that the applied values are reasonably in line with market development. Discount rates applied range from 8.5% for Wealth Management International & Switzerland and Wealth Management US to 10.5% for Investment Bank.
Management believes that reasonable changes in key assumptions used to determine the recoverable amounts of segments will not result in an impairment situation.

	Goodwill	Other intangible assets
			Customer
			relationships,
			contractual
CHF million	Total	Infrastructure	rights and other	Total	31.12.05	31.12.04

Historical cost

Balance at the beginning of the year	8,865	880	3,351	4,231	13,096	15,741

Additions and reallocations	1,518	0	(1,426)	(1,426)	92	2,503

Disposals	(354)	0	(41)	(41)	(395)	(407)

Write-offs [1]	0	0	(112)	(112)	(112)	(524)

Foreign currency translation	1,284	136	284	420	1,704	(1,203)

Balance at the end of the year	11,313	1,016	2,056	3,072	14,385	16,110

Accumulated amortization [2]

Balance at the beginning of the year		184	711	895	895	3,872

Amortization [3]		49	291	340	340	1,066

Reallocations		0	(307)	(307)	(307)	0

Disposals		0	(30)	(30)	(30)	(188)

Write-offs [1]		0	(112)	(112)	(112)	(524)

Foreign currency translation		30	83	113	113	(317)

Balance at the end of the year		263	636	899	899	3,909

Net book value at the end of the year	11,313	753	1,420	2,173	13,486	12,201

1 Represents write-offs of fully amortized other intangible assets.  2 Goodwill amortization ceased to be recorded on 1 January 2005 due to the adoption of IFRS 3, Business Combinations. The standard requires that accumulated goodwill amortization be netted against the historical cost.  3 In 2005, amortization expense of CHF 6 million for other intangible assets relates to discontinued operations, in 2004, amortization expense of CHF 69 million for goodwill and CHF 7 million for other intangible assets is related to discontinued operations.

Note 15 Goodwill and Other Intangible Assets (continued)

The following table presents the disclosure of goodwill and other intangible assets by business segment for the year ended 31 December 2005.

	Balance at					Balance at
	the beginning	Additions and			Foreign currency	the end
CHF million	of the year	reallocations	Disposals	Amortization	translation	of the year

Goodwill

Wealth Management International & Switzerland	1,176	263	0	0	127	1,566

Wealth Management US	2,472	996	0	0	373	3,841

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	1,189	57	0	0	192	1,438

Investment Bank	3,579	184	0	0	546	4,309

Private Banks & GAM	311	0	(353)	0	42	0

Corporate Functions	0	0	0	0	0	0

Industrial Holdings	138	18	(1)	0	4	159

UBS	8,865	1,518	(354)	0	1,284	11,313

Other intangible assets

Wealth Management International & Switzerland	159	(15)	0	(7)	4	141

Wealth Management US	1,560	(996)	0	(49)	238	753

Business Banking Switzerland	0	0	0	0	0	0

Global Asset Management	0	10	0	(1)	(1)	8

Investment Bank	418	(132)	0	(53)	63	296

Private Banks & GAM	14	0	(9)	(5)	0	0

Corporate Functions	24	0	0	(18)	3	9

Industrial Holdings	1,161	14	(2)	(207)	0	966

UBS	3,336	(1,119)	(11)	(340)	307	2,173

For further information about disclosure by Business Group, including the amortization of goodwill and other intangible assets of previous years, please see Note 2a: Segment Reporting by Business Group.

The estimated, aggregated amortization expenses for other intangible assets are as follows:

Other intangible
CHF million	assets

Estimated, aggregated amortization expenses for:

2006	297

2007	283

2008	269

2009	238

2010	219

2011 and thereafter	867

Total	2,173

Due to the issuance of IFRS 3 Business Combinations, goodwill amortization ceased from 1 January 2005. In addition, certain intangible assets were reclassified to Goodwill at 1 January 2005 and have been excluded for the purpose of calculating estimated (aggregated) amortization expenses for Other intangible assets. See Note 1aa) for further details.

Financial Statements
Notes to the Financial Statements

Note 16 Other Assets
CHF million	Note	31.12.05	31.12.04

Deferred tax assets	21	2,758	2,554

Settlement and clearing accounts		3,528	4,747

VAT and other tax receivables		312	358

Prepaid pension costs		832	804

Properties held for resale		578	535

Accounts receivable trade		364	387

Inventory – Industrial Holdings		2,007	2,045

Other receivables		5,811	5,945

Total other assets		16,190	17,375

Balance Sheet: Liabilities

Note 17 Due to Banks and Customers

CHF million	31.12.05	31.12.04

Due to banks	124,328	120,026

Due to customers in savings and investment accounts	113,889	101,081

Other amounts due to customers	337,644	274,995

Total due to customers	451,533	376,076

Total due to banks and customers	575,861	496,102

Note 18 Financial Liabilities Designated at Fair Value and Debt Issued

The Group issues both CHF and non-CHF denominated fixed-rate and floating-rate debt. Floating-rate debt generally pays interest based on the three-month or six-month London Interbank Offered Rate (LIBOR).

Subordinated debt securities are unsecured obligations of the Group and are subordinated in right of payment to all present and future senior indebtedness and certain other obligations of the Group. At 31 December 2005 and 31 December 2004, the Group had CHF 10,001 million and CHF 8,605 million, respectively, in subordinated debt. Subordinated debt usually pays interest annually and provides for single principal payments upon maturity.
At 31 December 2005 and 31 December 2004, the Group had CHF 157,771 million and CHF 91,455 million, respectively, in unsubordinated debt (excluding money market paper). Equity Linked Notes, a class of compound instruments issued by UBS totalling approximately CHF 39 billion, had to be re-classified in the balance sheet from negative replacement values to financial liabilities designated at fair value during 2005.
The Group issues debt with returns linked to equity, interest rates, foreign exchange and credit instruments or indices.

As described in Note 1n), most of these debt instruments have been designated as held at fair value through profit and loss and are presented in a separate line in the balance sheet. At 31 December 2005 and 31 December 2004, the Group had CHF 0 million and CHF 148 million, respectively, in bonds with attached warrants on UBS shares outstanding. All warrants related to those bonds issued in prior years have expired.

In addition, the Group uses interest rate and foreign exchange derivatives to manage the risks inherent in certain debt issues (held at amortized cost). In the case of interest rate risk management, the Group applies hedge accounting as discussed in Note 1o) and Note 22 – Derivative Instruments. As a result of applying hedge accounting, at 31 December 2005 and 31 December 2004, the carrying value of debt issued was CHF 294 million higher and CHF 349 million higher, respectively, reflecting changes in fair value due to interest rate movements.
The contractual redemption amount at maturity of financial liabilities designated at fair value approximates the carrying value at 31 December 2005 and 31 December 2004.

Financial Statements
Notes to the Financial Statements

Note 18 Financial Liabilities Designated at Fair Value and Debt Issued (continued)

Financial liabilities designated at fair value

CHF million	31.12.05	31.12.04

Bonds and compound debt instruments issued	109,724	61,646

Compound debt instruments – OTC	7,677	4,110

Total	117,401	65,756

Debt issued (held at amortized cost)

CHF million	31.12.05	31.12.04

Short-term debt: Money market paper issued	102,662	79,442

Long-term debt:

Bonds

Senior	46,545	28,063

Subordinated	10,001	8,605

Shares in bond issues of the Swiss regional or cantonal banks’ central bond institutions	38	60

Medium-term notes	1,464	1,686

Subtotal long-term debt	58,048	38,414

Total	160,710	117,856

The following table shows the split between fixed-rate and floating-rate debt issues based on the contractual terms. However, it should be noted that the Group uses interest rate swaps to hedge many of the fixed-rate debt issues, which changes their re-pricing characteristics into those of floating-rate debt.

Contractual maturity dates
								Total	Total
CHF million, except where indicated	2006	2007	2008	2009	2010	2011–2015	Thereafter	31.12.05	31.12.04

UBS AG (Parent Bank)

Senior debt

Fixed rate	90,714	8,597	5,982	7,988	6,754	7,687	782	128,504	69,413

Interest rates (range in %)	0–16.5	0–12.25	0–20	0–13.5	0–19.4	0–12	0–10

Floating rate	9,296	560	32	226	386	1,176	13,624	25,300	22,585

Subordinated debt

Fixed rate	1,637	1,385	0	518	0	3,112	1,006	7,658	8,247

Interest rates (range in %)	4.25–7.25	5.75–8	0	5.875	0	2.375–7.375	7.247–8.75

Floating rate	0	0	0	0	0	1,931	395	2,326	342

Subtotal	101,647	10,542	6,014	8,732	7,140	13,906	15,807	163,788	100,587

Subsidiaries

Senior debt

Fixed rate	53,878	960	5,955	7,688	3,420	4,180	17,251	93,332	71,018

Interest rates (range in %)	0–10	0–10	0–10	0–18.5	0–10	0–35	0–35

Floating rate	263	678	1,499	1,367	1,182	3,804	4,504	13,297	7,881

Subordinated debt

Fixed rate	0	0	0	0	0	0	17	17	16

Interest rates (range in %)							9

Floating rate	0	0	0	0	0	0	0	0	0

Subtotal	54,141	1,638	7,454	9,055	4,602	7,984	21,772	106,646	78,915

Total	155,788	12,180	13,468	17,787	11,742	21,890	37,579	270,434	179,502

The table above indicates fixed interest rate coupons ranging from 0 up to 35% on the Group’s bonds. These high or low coupons generally relate to structured debt issues prior to the separation of embedded derivatives. As a result, the stated in-

terest rate on such debt issues generally does not reflect the effective interest rate the Group is paying to service its debt after the embedded derivative has been separated and, where applicable, the application of hedge accounting.

Note 19 Other Liabilities

CHF million	Note	31.12.05	31.12.04

Provisions	20	2,072	2,020

Provisions for contingent claims	9b	109	214

Current tax liabilities		3,592	2,318

Deferred tax liabilities	21	2,633	3,146

VAT and other tax payables		712	520

Settlement and clearing accounts		2,707	2,185

Amounts due under unit-linked investment contracts		30,224	22,057

Accounts payable		1,425	1,597

Other payables		10,400	10,063

Total other liabilities		53,874	44,120

Note 20 Provisions

				Total	Total
CHF million	Operational	Litigation	Other [1]	31.12.05	31.12.04

Balance at the beginning of the year	299	485	1,236	2,020	1,490

Additions from acquired companies	0	0	1	1	700

New provisions charged to income	117	317	86	520	587

Capitalized reinstatement costs	0	0	3	3	66

Recoveries	3	17	5	25	34

Provisions applied	(102)	(269)	(217)	(588)	(772)

Disposal of subsidiaries	(4)	(7)	0	(11)	(11)

Foreign currency translation	21	49	32	102	(74)

Balance at the end of the year	334	592	1,146	2,072	2,020

1 Comprises provisions for: contract risk related to international electricity trading business; annual cost liabilities related to power purchases from joint venture companies where production costs exceed market prices; reinstatement costs; subleases.

Note 21 Income Taxes

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Tax expense from continuing operations

Domestic

Current	1,490	1,225	795

Deferred	64	13	99

Foreign

Current	1,441	828	264

Deferred	(446)	158	261

Total income tax expense from continuing operations	2,549	2,224	1,419

Tax expense from discontinued operations

Domestic	489	108	66

Foreign	9	21	13

Total income tax expense from discontinued operations	498	129	79

Total income tax expense	3,047	2,353	1,498

The Group made net tax payments, including domestic and foreign taxes, of CHF 2,394 million, CHF 1,345 million and CHF 1,117 million for the full years of 2005, 2004 and 2003 respectively.

Financial Statements
Notes to the Financial Statements

Note 21 Income Taxes (continued)

The components of operating profit before tax, as well as the differences between income tax expense reflected in the Financial Statements and the amounts calculated at the Swiss statutory rate, are as follows:

	For the year ended

CHF million	31.12.05	31.12.04	31.12.03

Operating profit from continuing operations before tax	13,049	10,287	7,272

Domestic	6,241	5,882	4,996

Foreign	6,808	4,405	2,276

Income taxes at Swiss statutory rate of 22% for 2005 and 24% for 2004 and 2003	2,871	2,469	1,745

Increase / (decrease) resulting from:

Applicable tax rates differing from Swiss statutory rate	436	137	(233)

Tax losses not recognized	75	103	85

Previously unrecorded tax losses now recognized	(100)	(249)	(291)

Lower taxed income	(603)	(660)	(366)

Non-deductible goodwill and other intangible asset amortization	22	262	386

Other non-deductible expenses	223	219	186

Adjustments related to prior years and other	(219)	(296)	(191)

Change in deferred tax valuation allowance	(156)	239	98

Income tax expense from continuing operations	2,549	2,224	1,419

Significant components of the Group’s gross deferred income tax assets and liabilities are as follows:

CHF million	31.12.05	31.12.04

Deferred tax assets

Compensation and benefits	1,851	1,582

Net operating loss carry-forwards	2,235	2,251

Trading assets	586	483

Other	804	906

Total	5,476	5,222

Valuation allowance	(2,718)	(2,668)

Net deferred tax assets	2,758	2,554

Deferred tax liabilities

Compensation and benefits	55	119

Property and equipment	515	542

Investments	468	343

Provisions	0	313

Trading assets	448	408

Intangible assets	264	272

Other	883	1,149

Total deferred tax liabilities	2,633	3,146

The change in the balance of net deferred tax assets and deferred tax liabilities does not equal the deferred tax expense in those years. This is mainly due to the impact of the effects of foreign currency rate changes on tax assets and liabilities denominated in currencies other than CHF, as well as the booking of some of the tax benefits related to deferred compensation through Equity. In 2004, the acquisition of Motor-Columbus also had a significant impact.

Note 21 Income Taxes (continued)

Certain foreign branches and subsidiaries of the Group have deferred tax assets related to net operating loss carry-forwards and other items. Because realization of these assets is uncertain, the Group has established valuation allowances of CHF 2,718 million (CHF 2,668 million at 31 December 2004). For companies that suffered tax losses in either the current or preceding year, an amount of CHF 442 million (CHF 436 million at 31 December 2004) has been recognized as deferred tax assets based on expectations that sufficient taxable income will be generated in future years to utilize the tax loss carry-forwards.

The Group provides deferred income taxes on undistributed earnings of non-Swiss subsidiaries except to the extent that such earnings are indefinitely invested. In the event these earnings were distributed, additional taxes of approximately CHF 20 million would be due.

At 31 December 2005 net operating loss carry-forwards totaling CHF 5,553 million (not recognized as a deferred tax asset) are available to reduce taxable income of certain branches and subsidiaries.

The carry forwards expire as follows:	31.12.05

Within 1 year	8

From 2 to 4 years	211

After 4 years	5,334

Total	5,553

Note 22 Derivative Instruments

A derivative is a financial instrument, the value of which is derived from the value of another (“underlying”) financial instrument, an index or some other variable. Typically, the underlying is a share, commodity or bond price, an index value or an exchange or interest rate.
The majority of derivative contracts are negotiated as to amount (“notional”), tenor and price between UBS and its counterparties, whether other professionals or customers (over-the-counter or OTC contracts). The rest are standardized in terms of their amounts and settlement dates and are bought and sold on organized markets (exchange-traded contracts).
The notional amount of a derivative is generally the quantity of the underlying instrument on which the derivative contract is based and is the basis upon which changes in the value of the contract are measured. It provides an indication of the underlying volume of business transacted by the Group but does not provide any measure of risk.
Derivative instruments are carried at fair value, shown in the balance sheet as separate totals of Positive replacement values (assets) and Negative replacement values (liabilities). Positive replacement values represent the cost to the Group of replacing all transactions with a fair value in the Group’s favor if all the relevant counterparties of the Group were to default at the same time, assuming transactions could be replaced instantaneously. Negative replacement values represent the cost to the Group’s counterparties of replacing all their transactions with the Group with a fair value in their favor if the Group were to default. Positive and negative replacement values on different transactions are only netted if the transactions are with the same counterparty and the cash flows will be settled on a net basis. Changes in replacement values of derivative instruments are recognized in trading income unless they qualify as hedges for accounting purposes, as explained in Note 1 Summary of Significant Accounting Policies, section o) Derivative instruments and hedging.

Types of derivative instruments

The Group uses the following derivative financial instruments for both trading and hedging purposes:
Forwards and futures are contractual obligations to buy or sell financial instruments or commodities on a future date at a specified price. Forward contracts are tailor-made agreements that are transacted between counterparties on the OTC market, whereas futures are standardized contracts transacted on regulated exchanges.
Swaps are transactions in which two parties exchange cash flows on a specified notional amount for a predetermined period. Most swaps are traded OTC. The major types of swap transactions undertaken by the Group are as follows:
–	Interest rate swap contracts generally entail the contractual exchange of fixed-rate and floating-rate interest payments in a single currency, based on a notional amount and a reference interest rate, e.g. LIBOR.
–	Cross currency swaps involve the exchange of interest payments based on two different currency principal balances and reference interest rates and generally also entail exchange of principal amounts at the start and/or end of the contract.
–	Credit default swaps (CDSs) are the most common form of credit derivative, under which the party buying protection makes one or more payments to the party selling pro-

Financial Statements
Notes to the Financial Statements

Note 22 Derivative Instruments (continued)

tection in exchange for an undertaking by the seller to make a payment to the buyer following a credit event (as defined in the contract) with respect to a third-party credit entity (as defined in the contract). Settlement following a credit event may be a net cash amount or cash in return for physical delivery of one or more obligations of the credit entity and is made regardless of whether the protection buyer has actually suffered a loss. After a credit event and settlement, the contract is terminated.
–	Total rate of return swaps give the total return receiver exposure to all of the cash flows and economic benefits and risks of an underlying asset, without having to own the asset, in exchange for a series of payments, often based on a reference interest rate, e.g. LIBOR. The total return payer has an equal and opposite position.
Options are contractual agreements under which, typically, the seller (writer) grants the purchaser the right, but not the obligation, either to buy (call option) or to sell (put option) by or at a set date, a specified quantity of a financial instrument or commodity at a predetermined price. The purchaser pays a premium to the seller for this right. Options involving more complex payment structures are also transacted. Options may be traded OTC or on a regulated exchange and may be traded in the form of a security (warrant).

Derivatives transacted for trading purposes

Most of the Group’s derivative transactions relate to sales and trading activities. Sales activities include the structuring and marketing of derivative products to customers to enable them to take, transfer, modify or reduce current or expected risks. Trading includes market making, positioning and arbitrage activities. Market making involves quoting bid and offer prices to other market participants with the intention of generating revenues based on spread and volume. Positioning means managing market risk positions with the expectation of profiting from favorable movements in prices, rates or indices. Arbitrage activities involve identifying and profiting from price differentials between the same product in different markets or the same economic factor in different products.

Derivatives transacted for hedging purposes

The Group enters into derivative transactions for the purposes of hedging assets, liabilities, forecast transactions, cash flows and credit exposures. The accounting treatment of hedge transactions varies according to the nature of the instrument hedged and whether the hedge qualifies as such for accounting purposes.
Derivative transactions may qualify as hedges for accounting purposes if they are fair value hedges or cash flow hedges. These are described under the corresponding headings below. The Group’s accounting policies for derivatives designated and accounted for as hedging instruments are ex-

plained in Note 1o), Derivative instruments and hedging, where terms used in the following sections are explained.

The Group also enters into CDSs that provide economic hedges for credit risk exposures in the loan and traded product portfolios but do not meet the requirements for hedge accounting treatment.
Starting in fourth quarter 2005, the Group also entered into interest rate swaps for day-to-day economic interest rate risk management purposes, but without applying hedge accounting. The fair value changes of such swaps are booked to Net trading income. The Group is limiting the resultant income volatility by selecting short-term to medium term swaps only. Longer term swaps continue to be supported by the cash flow hedging model explained below.

Fair value hedges

The Group’s fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate instruments due to movements in market interest rates. For the year ended 31 December 2005, the Group recognized a net loss of CHF 22 million and in 2004 a net gain of CHF 22 million, representing the ineffective portions, as defined in Note 1o), of fair value hedges. The fair values of outstanding derivatives designated as fair value hedges were a CHF 380 million net positive replacement value at 31 December 2005 and a CHF 438 million net positive replacement value at 31 December 2004.

Fair value hedge of portfolio of interest rate risk

The Group has decided to apply the new hedge method introduced by IFRS to a specific portfolio of mortgage loans from the end of September 2005. In the months of November and December, the hedge relations were ineffective, and the hedges have therefore been de-designated. The Group recognized a net loss of CHF 1 million as hedge ineffectiveness on the hedges in fourth quarter 2005. The change in fair value of the hedged items up to the point of de-designation of the hedges is recorded separately from the hedged item on the balance sheet and is amortized to Interest income or expense as applicable over the remaining life of the de-designated hedge contracts. A CHF 0.4 million gain was recorded in Interest income as a result of such amortization in fourth quarter 2005. There were no derivative contracts designated as hedges under this hedge method at 31 December 2005.

Cash flow hedges of forecast transactions

The Group is exposed to variability in future interest cash flows on non-trading assets and liabilities that bear interest at variable rates or are expected to be refunded or reinvested in the future. The amounts and timing of future cash flows, representing both principal and interest flows, are projected

Note 22 Derivative Instruments (continued)

for each portfolio of financial assets and liabilities, based on contractual terms and other relevant factors including estimates of prepayments and defaults. The aggregate principal balances and interest cash flows across all portfolios over time form the basis for identifying the non-trading interest rate risk of the Group, which is hedged with interest rate swaps, the maximum maturity of which is 22 years.

The schedule of forecast principal balances on which the expected interest cash flows arise as at 31 December 2005 is shown below.

CHF billion	< 1 year	1–3 years	3–5 years	5–10 years	over 10 years

Cash inflows (assets)	212	391	270	263	8

Cash outflows (liabilities)	93	117	28	182	60

Net cash flows	119	274	242	81	(52)

Gains and losses on the effective portions of derivatives designated as cash flow hedges of forecast transactions are initially recorded in Shareholders’ equity as gains/losses not recognized in the income statement and are transferred to current period earnings when the forecast cash flows affect net profit or loss. The gains and losses on ineffective portions of such derivatives are recognized immediately in the income statement. A CHF 35 million gain and a CHF 13 million gain were recognized in 2005 and 2004, respectively, due to hedge ineffectiveness.
As at 31 December 2005 and 2004, the fair values of outstanding derivatives designated as cash flow hedges of forecast transactions were a CHF 1,124 million net negative replacement value and a CHF 818 million net negative replacement value, respectively. Swiss franc hedging interest rate swaps terminated during 2005 had a positive replacement value of CHF 80 million, but no interest rate swaps designated as cash flow hedges were terminated during 2004. At the end of 2005, unrecognized income of CHF 346 million associated with these swaps has remained deferred in Equity. It will be removed from equity when the hedged cash flows have an impact on net profit or loss. Amounts reclassified from Realized gains/losses not recognized in the income statement to current period earnings due to discontinuation of hedge accounting were a CHF 243 million net gain in 2005 and a CHF 304 million net gain in 2004. These amounts were recorded in Net interest income.

Risks of derivative instruments

Derivative instruments are transacted in many trading portfolios, which generally include several types of instruments, not just derivatives. The market risk of derivatives is managed and controlled as an integral part of the market risk of these port-

folios. The Group’s approach to market risk is described in Note 28, Financial Instruments Risk Position, part a) Market risk.

Derivative instruments are transacted with many different counterparties, most of whom are also counterparties for other types of business. The credit risk of derivatives is managed and controlled in the context of the Group’s overall credit exposure to each counterparty. The Group’s approach to credit risk is described in Note 28, Financial Instruments Risk Position, part b) Credit risk. It should be noted that, although the positive replacement values shown on the balance sheet can be an important component of the Group’s credit exposure, the positive replacement values for any one counterparty are rarely an adequate reflection of the Group’s credit exposure on its derivatives business with that counterparty. This is because, on the one hand, replacement values can increase over time (“potential future exposure”), while on the other hand, exposure may be mitigated by entering into master netting agreements and bilateral collateral arrangements with counterparties. Both the exposure measures used by the Group internally to control credit risk and the capital requirements imposed by regulators reflect these additional factors. In Note 28, part b) Credit risk, the Derivatives positive replacement values shown under Traded products, and in Note 28 part d) Capital adequacy, the Positive replacement values shown under Balance sheet assets are lower than those shown in the balance sheet and in the tables on the next two pages because they reflect legally enforceable close-out netting arrangements. Conversely, there are additional capital requirements shown in Note 28 part d) Capital adequacy under Off-balance sheet and other positions as Forward and swap contracts and Purchased options, which reflect the additional potential future exposure.

Financial Statements
Notes to the Financial Statements

Note 22 Derivative Instruments (continued)

As at 31 December 2005	Term to maturity										Total
	Within 3 months		3–12 months		1–5 years		Over 5 years				notional
									Total	Total	amount
CHF million	PRV[1]	NRV[2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	652	607	154	96	97	32	86	179	989	914	1,345.7

Swaps	5,953	4,701	12,630	13,156	77,445	75,523	105,029	101,256	201,057	194,636	15,680.4

Options	832	690	1,750	2,163	9,600	10,701	6,738	9,247	18,920	22,801	1,273.1

Exchange-traded contracts [3]

Futures											2,418.3

Options	59	55	118	123	6	6			183	184	26.6

Total	7,496	6,053	14,652	15,538	87,148	86,262	111,853	110,682	221,149	218,535	20,744.1

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	13	21	290	195	7,911	10,691	4,247	2,472	12,461	13,379	1,481.0

Total rate of return swaps	50	74	30	143	757	778	713	820	1,550	1,815	44.4

Total	63	95	320	338	8,668	11,469	4,960	3,292	14,011	15,194	1,525.4

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	2,905	2,470	962	806	643	499	54	96	4,564	3,871	502.9

Interest and currency swaps	20,162	22,092	10,239	9,256	12,102	12,252	5,875	6,242	48,378	49,842	3,592.6

Options	1,910	1,800	1,855	1,600	386	637	5	2	4,156	4,039	659.6

Exchange-traded contracts [3]

Futures											4.7

Options	6	6	1	1					7	7	0.1

Total	24,983	26,368	13,057	11,663	13,131	13,388	5,934	6,340	57,105	57,759	4,759.9

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	444	365	407	366	558	284	85	91	1,494	1,106	17.4

Options	276	431	607	521	1,128	1,050	99	55	2,110	2,057	56.9

Exchange-traded contracts [3]

Futures											1.6

Options	1,179	1,143	1,498	1,512	1,288	1,312			3,965	3,967	4.4

Total	1,899	1,939	2,512	2,399	2,974	2,646	184	146	7,569	7,130	80.3

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	859	627	747	769	1,410	499	2	13	3,018	1,908	101.8

Options	270	1,058	3,017	4,621	7,154	8,635	2,237	4,487	12,678	18,801	204.7

Exchange-traded contracts [3]

Futures											59.5

Options	1,997	1,827	2,396	2,473	3,787	4,277	178	206	8,358	8,783	345.3

Total	3,126	3,512	6,160	7,863	12,351	13,411	2,417	4,706	24,054	29,492	711.3

Commodity contracts

Over-the-counter (OTC) contracts

Forward contracts	2,146	2,099	4,208	3,908	2,301	2,488	3		8,658	8,495	70.7

Options	164	185	354	300	599	457	1	4	1,118	946	6.8

Exchange-traded contracts [3]

Futures											105.4

Options	28	42	64	47	26	23			118	112	12.2

Total	2,338	2,326	4,626	4,255	2,926	2,968	4	4	9,894	9,553	195.1

Total derivative instruments	39,905	40,293	41,327	42,056	127,198	130,144	125,352	125,170	333,782	337,663

1 PRV: positive replacement value.  2 NRV: negative replacement value.  3 Exchange-traded products include own account trades only.

Note 22 Derivative Instruments (continued)

As at 31 December 2004	Term to maturity										Total
											notional
	Within 3 months		3–12 months		1–5 years		Over 5 years		Total	Total	amount
CHF million	PRV [1]	NRV [2]	PRV	NRV	PRV	NRV	PRV	NRV	PRV	NRV	CHF bn

Interest rate contracts

Over-the-counter (OTC) contracts

Forward contracts	440	495	112	144	58	34	90	166	700	839	843.6

Swaps	4,305	4,002	11,015	11,921	65,419	64,487	76,470	75,287	157,209	155,697	9,871.0

Options	806	722	1,845	2,239	6,553	8,292	5,942	6,479	15,146	17,732	1,181.4

Exchange-traded contracts [3]

Futures											2,073.0

Options	86	87	133	103	5	5			224	195	817.9

Total	5,637	5,306	13,105	14,407	72,035	72,818	82,502	81,932	173,279	174,463	14,786.9

Credit derivative contracts

Over-the-counter (OTC) contracts

Credit default swaps	7	10	51	99	3,819	5,409	2,401	1,501	6,278	7,019	639.2

Total rate of return swaps	31	15	57	69	433	1,076	376	272	897	1,432	27.1

Total	38	25	108	168	4,252	6,485	2,777	1,773	7,175	8,451	666.3

Foreign exchange contracts

Over-the-counter (OTC) contracts

Forward contracts	3,496	4,585	807	1,316	186	449	68	240	4,557	6,590	355.6

Interest and currency swaps	27,587	28,094	15,101	14,907	20,897	15,484	7,189	7,240	70,774	65,725	2,811.4

Options	2,224	2,202	2,809	2,553	508	503	4	4	5,545	5,262	559.2

Exchange-traded contracts [3]

Futures											2.9

Options	9	9	81	79	11	10			101	98	5.9

Total	33,316	34,890	18,798	18,855	21,602	16,446	7,261	7,484	80,977	77,675	3,735.0

Precious metals contracts

Over-the-counter (OTC) contracts

Forward contracts	130	113	150	201	447	192	9	24	736	530	13.5

Options	156	115	281	251	683	615	34	28	1,154	1,009	43.4

Exchange-traded contracts [3]

Futures											0.8

Options	215	237	195	259	18	33			428	529	2.5

Total	501	465	626	711	1,148	840	43	52	2,318	2,068	60.2

Equity / index contracts

Over-the-counter (OTC) contracts

Forward contracts	795	506	572	419	1,912	928	129	24	3,408	1,877	103.6

Options	2,017	7,807	2,057	7,245	7,367	16,290	455	2,144	11,896	33,486	223.6

Exchange-traded contracts [3]

Futures											8.1

Options	1,212	1,040	947	1,142	1,711	1,979	98	109	3,968	4,270	401.6

Total	4,024	9,353	3,576	8,806	10,990	19,197	682	2,277	19,272	39,633	736.9

Commodity contracts

Over-the-counter (OTC) contracts

Forward contracts	338	343	519	491	420	379			1,277	1,213	35.4

Options	74	67	85	77	118	57			277	201	3.6

Exchange-traded contracts [3]

Futures											1.0

Options	2	6		2					2	8	1.2

Total	414	416	604	570	538	436	0	0	1,556	1,422	41.2

Total derivative instruments	43,930	50,455	36,817	43,517	110,565	116,222	93,265	93,518	284,577	303,712

1 PRV: positive replacement value.  2 NRV: negative replacement value.  3 Exchange-traded products include own account trades only.

Financial Statements
Notes to the Financial Statements

Off-Balance Sheet Information

Note 23 Fiduciary Transactions

Fiduciary placement represents funds customers have instructed the Group to place in foreign banks. The Group is not liable to the customer for any default by the foreign bank, nor do creditors of the Group have a claim on the assets placed.

CHF million	31.12.05	31.12.04

Placements with third parties	40,603	39,588

Fiduciary credits and other fiduciary financial transactions	0	57

Total fiduciary transactions	40,603	39,645

The Group also acts in its own name as trustee or in fiduciary capacities for the account of third parties. The assets managed in such capacities are not reported on the balance sheet unless they are invested with UBS. UBS earns commission and fee income from such transactions and assets. These activi-

ties potentially expose UBS to liability risks in cases of gross negligence with regard to non-compliance with its fiduciary and contractual duties. UBS has policies and processes in place to control these risks.

Note 24 Commitments and Contingent Liabilities

The Group utilizes various lending-related financial instruments in order to meet the financial needs of its customers. The Group issues commitments to extend credit, standby and other letters of credit, guarantees, commitments to enter into repurchase agreements, note issuance facilities and revolving underwriting facilities. Guarantees represent irrevocable assurances, subject to the satisfaction of certain conditions, that the Group will make payment in the event that the customer fails to fulfill its obligation to third parties. The Group also enters into commitments to extend credit in the form of credit lines that are available to secure the liquidity needs of customers but have not yet been drawn on by them, the majority of which range in maturity from one month to five years.

The contractual amount of these instruments is the maximum amount at risk for the Group if the customer fails to meet its obligations. The risk is similar to the risk involved in extending loan facilities and is subject to the same risk management and control framework. For the years ended 31 December 2005, 2004 and 2003 the Group recognized credit loss recoveries of CHF 39 million, CHF 31 million and CHF 23 million respectively, related to obligations incurred for contingencies and commitments.

The Group generally enters into sub-participations to mitigate the risks from commitments and contingencies. A sub-participation is an agreement by another party to take a share of the loss in the event that the borrower fails to fulfill its obligations and, where applicable, to fund a part of the credit facility. The Group retains the contractual relationship with the borrower, and the sub-participant has only an indirect relationship with the borrower. The Group will only enter into sub-participation agreements with banks whose rating is equal to or better than that of the borrower.

Note 24 Commitments and Contingent Liabilities (continued)

CHF million	31.12.05	31.12.04

Contingent liabilities

Credit guarantees and similar instruments [1]	11,526	10,252

Sub-participations	(719)	(621)

Total	10,807	9,631

Performance guarantees and similar instruments [2]	2,805	2,536

Sub-participations	(335)	(415)

Total	2,470	2,121

Documentary credits	2,235	2,106

Sub-participations	(207)	(272)

Total	2,028	1,834

Gross contingent liabilities	16,566	14,894

Sub-participations	(1,261)	(1,308)

Net contingent liabilities	15,305	13,586

Irrevocable commitments

Undrawn irrevocable credit facilities	72,905	53,168

Sub-participations	(2)	(7)

Total	72,903	53,161

Liabilities for calls on shares and other equities	20	19

Gross irrevocable commitments	72,925	53,187

Sub-participations	(2)	(7)

Net irrevocable commitments	72,923	53,180

Gross commitments and contingent liabilities	89,491	68,081

Sub-participations	(1,263)	(1,315)

Net commitments and contingent liabilities	88,228	66,766

Market value guarantees in form of written put options	317,973	352,509

1 Credit guarantees in the form of bills of exchange and other guarantees, including guarantees in the form of irrevocable letters of credit, endorsement liabilities from bills rediscounted, advance payment guarantees and similar facilities.  2 Bid bonds, performance bonds, builders’ guarantees, letters of indemnity, other performance guarantees in the form of irrevocable letters of credit and similar facilities.

As part of its trading and market making activities, UBS writes put options on a broad range of underlyings. For writing put options, UBS receives a premium, which is recognized as negative replacement value on the balance sheet. The contract volume of a written put option, which is the number of units of the underlying multiplied by the exercise price per unit, is considered a market price guarantee issued, because the option holder is entitled to make UBS purchase the underlying at the stated exercise price. The fair value of all written put options is recognized on the balance sheet as negative replacement value, which is significantly lower than the underlying total contract volume that represents the maximum potential payment UBS could be required to make upon exercise of the puts. The exposure from writing put options is subject to UBS’s risk management and control framework. Accordingly, neither the underlying total contract volume nor the negative replacement value are indicative of the actual risk exposure arising from written put options.

Financial Statements
Notes to the Financial Statements

Note 24 Commitments and Contingent Liabilities (continued)

CHF million	Mortgage collateral	Other collateral	Unsecured	Total

Overview of collateral

Gross contingent liabilities	355	9,558	6,653	16,566

Gross irrevocable commitments	3,333	33,722	35,850	72,905

Liabilities for calls on shares and other equities			20	20

Total 31.12.05	3,688	43,280	42,523	89,491

Total 31.12.04	3,599	30,045	34,437	68,081

Other commitments

The Group enters into commitments to fund external private equity funds and investments, which typically expire within five years. The commitments themselves do not involve credit or market risk as the funds purchase investments at market value at the time the commitments are drawn. The maximum amount available to fund these investments at 31 December 2005 and 31 December 2004 was CHF 933 million and CHF 1,019 million respectively.

Note 25 Operating Lease Commitments

At 31 December 2005, UBS was obligated under a number of non-cancellable operating leases for premises and equipment used primarily for banking purposes. The significant premises leases usually include renewal options and escalation clauses in line with general office rental market conditions as well as rent adjustments based on price indices. However, the lease agreements do not contain contingent rent payment clauses and purchase options. The leases also do not impose any restrictions on UBS’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

The minimum commitments for non-cancellable leases of premises and equipment are presented as follows:

CHF million	31.12.05

Operating leases due

2006	963

2007	908

2008	844

2009	783

2010	672

2011 and thereafter	3,973

Subtotal commitments for minimum payments under operating leases	8,143

Less: Sublease rentals under non-cancellable leases	821

Net commitments for minimum payments under operating leases	7,322

CHF million	31.12.05	31.12.04	31.12.03

Gross operating lease expense	1,232	1,309	1,354

from continuing operations	1,157	1,236	1,263

from discontinued operations	75	73	91

Sublease rental income from continuing operations	51	43	43

Net operating lease expense	1,181	1,266	1,311

from continuing operations	1,106	1,193	1,220

from discontinued operations	75	73	91

Additional Information

Note 26 Pledged Assets and Pledgeable Off-Balance Sheet Securities

Assets are pledged from the Group’s balance sheet as collateral or for other purposes. Additionally, the Group receives pledgeable securities in various types of transactions. These securities are not recognized on the balance sheet.

Pledged Assets

Assets are pledged as collateral for collateralized credit lines with central banks, loans from central mortgage institutions, deposit guarantees for savings banks, security deposits relating to stock exchange membership and mortgages on the Group’s property. No financial assets are pledged for contingent liabilities. The following table shows additional information about assets pledged or assigned as security for liabilities and assets subject to reservation of title for the years ended 31 December 2005 and 31 December 2004.

	Carrying amount	Related liability	Carrying amount	Related liability
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

Mortgage loans	64	38	175	60

Securities	115,580	88,596	92,440	87,113

Property and equipment	520	683	320	0

Other	474	0	0	0

Total pledged assets	116,638	89,317	92,935	87,173

Pledgeable Off-Balance Sheet Securities

The Group also obtains off-balance sheet securities with the right to sell or repledge them as shown in the table below.

CHF million	31.12.05	31.12.04

Fair value of securities received which can be sold or repledged	1,255,176	968,737

as collateral under reverse repurchase, securities borrowing and lending arrangements, derivative transactions and other transactions	1,183,238	921,067

in unsecured borrowings which can be sold or repledged	71,938	47,670

thereof sold or repledged	1,002,423	818,151

in connection with financing activities	918,802	737,805

to satisfy commitments under short sale transactions	70,174	57,903

in connection with derivative transactions	9,205	6,714

in connection with other transactions	4,242	15,729

Note 27 Litigation

Due to the nature of their business, the bank and other companies within the UBS Group are involved in various claims, disputes and legal proceedings, arising in the ordinary course of business. The Group makes provisions for such matters when, in the opinion of management and its professional advisors, it is probable that a payment will be made by the Group, and the amount can be reasonably estimated (see Note 20).

In respect of the further claims asserted against the Group of which management is aware (and which, according to the principles outlined above, have not been provided for), it is the opinion of management that such claims are either without merit, can be successfully defended or will not have a material adverse effect on the Group’s financial condition, results of operations or liquidity.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position

This section presents information about UBS’s exposure to and its management and control of risks, in particular the primary risks associated with its use of financial instruments:
–	market risk (part a) is exposure to market variables such as interest rates, exchange rates and equity markets
–	credit risk (part b) is the risk of loss resulting from client or counterparty default and arises on credit exposure in all forms, including settlement risk
–	liquidity risk (part c) is the risk that UBS is unable to meet its payment obligations when due.

Part d) presents and explains the Group’s regulatory capital position.
Part e) covers the financial instruments risk position of the industrial holding Motor-Columbus through its operating subsidiary Atel.
Sections a) to d) generally refer only to UBS’s financial businesses, and the tables in this note which are based on risk information include only the financial businesses of the Group. Those which present an analysis of the whole balance sheet include the positions of the Industrial Holdings segment, including Motor-Columbus.
Any representation of risk at a specific date offers only a snapshot of the risks taken, since both trading and non-trading positions can vary significantly on a daily basis, because they are actively managed. As such, it may not be representative of the level of risk at other times.

a) Market Risk

(i) Overview

Market risk is the risk of loss arising from movements in market variables including observable variables such as interest rates, exchange rates and equity indices, and others which may be only indirectly observable such as volatilities and correlations. The risk of price movements on securities and other obligations in tradable form resulting from general credit and country risk factors and events specific to individual issuers is also considered market risk.
Market risk is incurred in UBS primarily through trading activities, but also arises in some non-trading businesses.
Trading activities are centered in the Investment Bank and include market making, facilitation of client business and proprietary position taking. UBS is active in the cash and derivative markets for equities, fixed income and interest and rate products, foreign exchange and, to a lesser extent, precious metals and energy. In 2005, trading in derivatives on commodities (base metals and soft commodities) commenced, but the market risk from this business is not currently material.
Non-trading market risk arises primarily in Treasury (part of the Corporate Center) as a result of its balance sheet and capital management responsibilities. Interest rate risk arises from the funding of non-business items such as property and investments, from the investment of equity, and from long-term interest rate risk transferred from other Business Groups.
Other market risks from non-trading activities, predominantly interest rate risk, arise in all Business Groups but they are not significant.
There is a Chief Risk Officer (CRO) in each Business Group and a designated CRO for Treasury. The CROs report functionally to the Group CRO and are responsible for the independent control of market risk. The CROs and their teams ensure that all market risks are identified, establish the necessary controls and limits, monitor positions and exposures, and en-

sure the complete capture of market risk in risk measurement and reporting systems. An important element of the CRO’s role is the assessment of market risk in new businesses and products and in structured transactions.

Market risk authority is vested in the Chairman’s Office and the GEB and is delegated ad personam to the Group CRO and market risk officers in the Business Groups.
Market risk measures and controls are applied at the portfolio level, and concentration limits and other controls are applied where necessary to individual risk types, to particular books and to specific exposures. Portfolio risk measures are common to all market risks, but concentration limits and other controls are tailored to the nature of the activities and the risks they create.
The principal portfolio risk measures and limits on market risk are Value at Risk (VaR) and stress loss.
VaR is a statistically based estimate of the potential loss on the current portfolio from adverse market movements. It expresses maximum potential loss, but only to a certain level of confidence (99%), and there is therefore a specified statistical probability (1%) that actual loss could be greater than the VaR estimate. UBS’s VaR model assumes a certain holding period until positions can be closed (10 days) and it assumes that market moves occurring over this holding period will follow a similar pattern to those that have occurred over 10-day periods in the past. The assessment of past movements is based on data for the past five years, and these are applied directly to current positions, a method known as historical simulation.
The VaR measure captures both ‘general’ and ‘residual’ market risk. General market risk includes movements in interest rates, changes in credit spreads by rating class, directional movements in equity market indices, exchange rates, and precious metal and energy prices and associated option volatilities. Residual risks are risks that cannot be explained by general market moves – broadly

Note 28 Financial Instruments Risk Position (continued)

a) Market Risk (continued)

changes in the prices of individual debt and equity securities resulting from factors specific to individual issuers.

Stress loss measures quantify exposure to more extreme market movements than are normally reflected in VaR, under a variety of scenarios, and are an essential complement to VaR.
Controls are also applied to prevent any undue risk concentrations in trading books, taking into account variations in price volatility and market depth and liquidity. They include controls on exposure to individual market risk variables, such as individual interest or exchange rates (‘risk factors’), and on positions in the securities of individual issuers (‘issuer risk’) – see (a)(v) below.

(ii) Interest Rate Risk

Interest rate risk is the risk of loss resulting from changes in interest rates, including changes in the shape of yield curves. It is controlled primarily through the limit structure described in (a)(i). Exposure to interest rate movements can be expressed for all interest rate sensitive positions, whether marked to market or subject to amortized cost accounting, as the impact on their fair values of a one basis point (0.01%) change in interest rates. This sensitivity, analyzed by time band, is set out below. Interest rate sensitivity is one of the inputs to the VaR model.

The table sets out the extent to which UBS was exposed to interest rate risk at 31 December 2005 and 2004. It shows the net impact of a one basis point (0.01%) increase in market interest rates across all time bands on the fair values of interest rate sensitive positions, both on- and off-balance sheet. The impact of such an increase in interest rates depends on UBS’s net asset or net liability position in each category, currency and time band in the table. A negative amount in the table reflects a potential reduction in fair value, while a positive amount reflects a potential increase in fair value.
Positions shown as ‘trading’ are those which contribute to market risk regulatory capital, i.e. those considered ‘trading book’ for regulatory capital purposes (see section d). ‘Non-

Interest rate sensitivity position 1

		Interest rate sensitivity by time bands at 31.12.05
		Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand gain / (loss) per basis point increase		month	months	months	years	years	Total

CHF	Trading	167	(526)	120	213	(322)	(349)

	Non-trading	(258)	(57)	(883)	(6,514)	(287)	(7,998)

USD	Trading	(306)	(103)	122	(3,238)	3,329	(196)

	Non-trading	70	(159)	(546)	(7,847)	35	(8,447)

EUR	Trading	536	(344)	(302)	(2,792)	2,725	(178)

	Non-trading	(2)	(33)	(18)	(271)	1,174	850

GBP	Trading	169	(652)	131	(310)	(9)	(672)

	Non-trading	(1)	(8)	(78)	(437)	536	12

JPY	Trading	194	367	(435)	406	(704)	(172)

	Non-trading	(0)	(0)	(3)	(4)	0	(7)

Other	Trading	2	(48)	69	(125)	(371)	(473)

	Non-trading	(3)	(1)	(0)	(1)	(3)	(8)

		Interest rate sensitivity by time bands at 31.12.04
		Within 1	1 to 3	3 to 12	1 to 5	Over 5
CHF thousand gain /(loss) per basis point increase		month	months	months	years	years	Total

CHF	Trading	65	69	(83)	24	120	195

	Non-trading	(203)	(13)	(313)	(3,575)	(2,641)	(6,745)

USD	Trading	49	(236)	(1,184)	886	127	(358)

	Non-trading	30	(158)	(121)	(2,010)	(2,472)	(4,731)

EUR	Trading	192	(276)	342	(366)	(814)	(922)

	Non-trading	(8)	1	(22)	(180)	(200)	(409)

GBP	Trading	(19)	52	60	(380)	(32)	(319)

	Non-trading	(1)	(7)	(34)	(290)	270	(62)

JPY	Trading	(17)	630	(562)	(1,804)	781	(972)

	Non-trading	(1)	1	(1)	(4)	(1)	(6)

Other	Trading	75	(121)	(8)	5	145	96

	Non-trading	(1)	1	1	(1)	(2)	(2)

1 Positions in Industrial Holdings are excluded.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

trading’ includes all other interest rate sensitive assets and liabilities including derivatives designated as hedges for accounting purposes (as explained in Note 22) and off-balance sheet commitments on which an interest rate has been fixed. This distinction differs somewhat from the accounting classification of trading and non-trading assets and liabilities.

Details of money market paper and debt instruments defined as trading portfolio for accounting purposes are included in Note 11 and of debt instruments defined as financial investments for accounting purposes in Note 12. Details of derivatives are shown in Note 22. It should be noted that interest rate risk arises not only on interest rate contracts but also on other forwards, swaps and options, in particular on forward foreign exchange contracts. Off-balance sheet commitments on which an interest rate has been fixed are primarily forward starting fixed-term loans.

Trading

The major part of this risk arises in the Investment Bank business area Fixed Income, Rates and Currencies, which includes the Cash and Collateral Trading unit.

Non-trading

Interest rate risk is inherent in many of UBS’s businesses and arises from factors such as differences in timing between contractual maturity or re-pricing of assets, liabilities and derivative instruments. Most material non-trading interest rate risks, the largest items being those arising in the Global Wealth Management & Business Banking Business Group, are transferred from the originating business units to one of the two centralized interest rate risk management units, Treasury, which is part of Corporate Center, and the Investment Bank’s Cash and Collateral Trading unit. The risks are then managed within the market risk limits and controls described in (a)(i). The margin risks embedded in retail products remain with, and are subject to additional analysis and control by, the originating business units.
Many client products have no contractual maturity date or directly market-linked rate. Their interest rate risk is transferred on a pooled basis through ‘replication’ portfolios – portfolios of revolving transactions between the originating business unit and Treasury at market rates designed to approximate their average cash flow and re-pricing behavior. The structure and parameters of the replication portfolios are based on long-term market observations and client behavior, and are reviewed periodically.
Interest rate risk also arises from non-business related balance sheet items such as the financing of bank property and equity investments in associated companies. The risk on these items is also transferred to Treasury, through replicating portfolios designed to approximate the mandated funding profile.

The Group’s equity is represented in the Treasury book in the form of equity replicating portfolios which reflect the strategic investment targets set by senior management. Based on these portfolios, the Group’s equity is invested at longer-term fixed interest rates in CHF, USD, EUR and GBP with an average duration of between three and four years. These investments account for CHF 16.9 million of the non-trading interest rate sensitivity shown in the table on the previous page, with CHF 7.5 million arising in CHF, CHF 8.3 million in USD and the remainder in EUR and GBP. The interest rate sensitivity of these investments is directly related to the chosen investment duration, and although investing in significantly shorter maturities would lead to a reduction in apparent interest rate sensitivity, it would lead to higher volatility in interest earnings.

(iii) Currency Risk

Currency risk is the risk of loss resulting from changes in exchange rates.

Trading

UBS is an active participant in currency markets and carries currency risk from these trading activities, conducted primarily in the Investment Bank. These trading exposures are subject to the VaR, stress and concentration limits described in (a)(i). Details of foreign exchange contracts, most of which arise from trading activities and contribute to currency risk, are shown in Note 22.

Non-Trading

UBS’s reporting currency is the Swiss franc, but its assets, liabilities, income and expense are denominated in many currencies, with significant amounts in USD, EUR and GBP, as well as CHF.
Reported profits or losses are exchanged monthly into CHF, reducing volatility in the Group’s earnings from subsequent changes in exchange rates. Treasury also, from time to time, proactively hedges significant expected foreign currency earnings/costs (mainly USD, EUR and GBP) within a time horizon up to one year, in accordance with the instructions of the GEB and subject to its VaR limit. Economic hedging strategies employed include a cost-efficient options purchase program, which provides a safety net against unfavorable currency fluctuations while preserving some upside potential. Within clearly defined tolerances, a certain volatility in financial results due to currency fluctuations is accepted. The hedge program has a time horizon of up to twelve months and is not restricted to the current financial year. Although intended to economically hedge future earnings, these transactions are considered open currency positions and are included in VaR for internal and regulatory capital purposes.

Note 28 Financial Instruments Risk Position (continued)
a) Market Risk (continued)

The Group’s equity is invested in a diversified portfolio broadly reflecting the currency distribution of its risk-weighted assets in CHF, USD, EUR and GBP. This creates structural foreign currency exposures, the gains or losses on which are recorded through equity, leading to fluctuations in UBS’s capital base in line with the fluctuations in risk-weighted assets, thereby protecting the BIS Tier 1 capital ratio.

At 31 December 2005, the largest combined trading and non-trading currency exposures against the Swiss franc were in USD (short USD 695 million), EUR (short EUR 36 million) and GBP (long GBP 6 million). At 31 December 2004, the largest exposures were in USD (short USD 224 million), EUR (short EUR 664 million) and GBP (long GBP 221 million).

(iv) Equity Risk

Equity risk is the risk of loss resulting from changes in the levels of equity indices and values of individual stocks.
The Investment Bank is a significant player in major equity markets and carries equity risk from these activities. These exposures are subject to the VaR, stress and concentration limits described in (a)(i) and, in the case of individual stocks, to the issuer risk controls described in (a)(v).
Details of equities defined as trading portfolio for accounting purposes are given in Note 11. Details of equity derivatives contracts (on indices and individual equities), which arise primarily from the Investment Bank’s trading activities, are shown in Note 22.

(v) Issuer Risk

Issuer risk is the risk of loss on securities and other obligations in tradable form (including traded loans), arising from credit-

related and other events and, ultimately, default and insolvency of the issuer or obligor.

As an active trader and market maker in equities, bonds and other securities, the Investment Bank holds positions in these instruments, which are included in VaR and are also subject to concentration limits on exposure to individual issuers. This includes not only exposures arising from physical holdings, but also exposures from derivatives based on such assets.
Exposures arising from security underwriting commitments are, additionally, subject to control processes and specific approvals prior to commitment, generally including review by both origination and sales units within the business, and by risk control and other relevant functions.

(vi) Financial Investments

UBS holds financial investments for a variety of purposes. Some are held for revenue generation, while others are held in support of other businesses (for example exchange seats and clearing house memberships). The majority of holdings are unlisted and fair values tend to be driven predominantly by factors specific to the individual companies rather than movements in equity markets, which have only a limited impact. For this reason and because they are not generally liquid, they are controlled outside the market risk measures and controls described in (a)(i) to (v). Private equity positions make up the largest portfolio, which is subject to a comprehensive control and reporting process, but is being run down.
Debt financial investments, including money market paper, are included in the measures of interest rate risk described in (a)(ii).

b) Credit Risk

Credit risk is the risk of loss to UBS as a result of failure by a client or counterparty to meet its contractual obligations. It is inherent in traditional banking products – loans, commitments to lend and contingent liabilities, such as letters of credit – and in traded products – derivative contracts such as forwards, swaps and options, repurchase agreements (repos and reverse repos) and securities borrowing and lending transactions. Some of these products are accounted for on an amortized cost basis, while others are recorded in the financial statements at fair value. Banking products are generally carried at amortized cost, but loans which have been originated by the Group for subsequent syndication or distribution through the cash markets are carried at fair value. Within traded products, OTC derivatives are carried at fair value, while repos and securities borrowing and lending transactions are accounted for on an amortized cost basis. Regardless of the accounting treatment, all banking and traded products are governed by the same credit risk management and control framework.

Global Wealth Management & Business Banking and the Investment Bank, which take material credit risk, have independent credit risk control units, headed by Chief Credit Officers (CCOs) reporting functionally to the Group CCO. They are responsible for counterparty ratings, credit risk assessment and the continuous monitoring of counterparty and portfolio credit exposures. Credit risk authority, including authority to establish allowances, provisions and credit valuation adjustments for impaired claims, is vested in the Chairman’s Office and the GEB and is delegated ad personam to the Group CCO and to credit officers within the Business Groups.

Note 28 Financial Instruments Risk Position
b) Credit Risk (continued)

For credit control purposes, credit exposure is measured for banking products as the face value amount. For traded products, credit exposure is measured as the current replacement value of contracts plus potential future changes in replacement value, taking account of master netting agreements with individual counterparties where they are considered enforceable in insolvency. UBS is an active user of credit derivatives to hedge credit risk on individual names and on a portfolio basis in banking and traded products. In line with general market trends, UBS has also entered into bilateral collateral agreements with market participants to mitigate credit risk on OTC derivatives. Individual hedges and collateral arrangements are reflected in our internal credit risk measurement, and credit limits are applied on this basis. Loans to private individuals are typically secured by portfolios of marketable securities, and property financing to individuals or for income producing real estate is secured by a mortgage over the relevant property.

In the table, the amounts shown as credit exposure differ somewhat from the internal credit view. For banking products, they are based on the accounting view, which, for example, does not reflect risk reduction resulting from credit hedges and collateral received, but does include cash collateral posted by UBS against negative replacement values on derivatives. For traded products, positive and negative replacement values are shown net where permitted for regulatory capital purposes (consistent with the table in part d) Capital Adequacy), and potential future exposure is not included. This in turn differs from the accounting treatment of traded products in several respects. OTC derivatives are represented on the balance sheet by positive and negative replacement values, which are netted only if the cash flows will actually be settled net, which is not generally the case – for details see Note 22. Securities borrowing and lending transactions are represented on the balance sheet by the gross values of cash collateral placed with or received from counterparties while repos / reverse repos are represented by the gross amounts of the forward commitments – for details see Note 10 – but the credit exposure is generally only a small percentage of these balance sheet amounts.

UBS manages, limits and controls concentrations of credit risk wherever they are identified, in particular to individual counterparties and groups, and to industries and countries where appropriate. Concentrations of credit risk exist if clients are engaged in similar activities, or are located in the same geographic region or have comparable economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic, political or other conditions. UBS sets limits on its credit exposure to both individual counterparties and counterparty groups. Limits are also applied in a variety of forms to portfolios or sectors where UBS considers it appropriate to restrict credit risk concentrations or areas of higher risk, or to control the rate of portfolio growth.
Stress measures are applied to assess the impact of variations in default rates and asset values, taking into account risk concentrations in each portfolio. Stress loss limits are applied where considered necessary, including limits on credit exposure to all but the best-rated countries. With the exceptions of Private households (CHF 149,829 million), Banks and financial institutions (CHF 90,267 million) and Real estate and rentals in Switzerland (CHF 11,792 million), there are no material concentrations of loans at 31 December 2005, and the vast majority of those to Private households and to Real estate and rentals are secured. Derivatives exposure is predom-

Breakdown of credit exposure 1

Amounts for each product type are shown gross before allowances and provisions.

CHF million	31.12.05	31.12.04

Banking products

Due from banks and loans [2]	304,541	269,224

Contingent liabilities (gross – before participations) [3]	16,566	14,894

Undrawn irrevocable credit facilities (gross – before participations) [3]	72,905	53,168

Traded products [4]

Derivatives positive replacement values (before collateral but after netting) [5]	86,950	78,317

Securities borrowing and lending, repos and reverse repos [6,7]	40,765	24,768

Allowances and provisions [8]	(1,776)	(2,802)

Total credit exposure net of allowances and provisions	519,951	437,569

1 Positions in Industrial Holdings are excluded. 2 See Note 9a – Due from Banks and Loans for further information. 3 See Note 24 – Commitments and Contingent Liabilities for further information. 4 Does not include potential future credit exposure arising from changes in value of products with variable value. Potential future credit exposure is, however, included in internal measures of credit exposure for risk management and control purposes. 5 Replacement values are shown net where netting is permitted for regulatory capital purposes. See also Note 28 d) – Capital Adequacy. 6 This figure represents the difference in value between the cash or securities lent or given as collateral to counterparties, and the value of cash or securities borrowed or taken as collateral from the same counterparties under stock borrow/lend and repo/reverse repo transactions. 7 See Note 10 – Securities Borrowing, Securities Lending, Repurchase and Reverse Repurchase Agreements for further information about these types of transactions. 8 See Note 9b – Allowances and Provisions for Credit Losses for further information.

Note 28 Financial Instruments Risk Position (continued)
b) Credit Risk (continued)

inantly to investment grade banks and financial institutions, and much of it is collateralized.

Impaired claims

UBS classifies a claim as impaired if it considers it likely that it will suffer a loss on that claim as a result of the obligor’s inability to meet its commitments (including interest payments, principal repayments or other payments due, for example on a derivative product or under a guarantee) according to the contractual terms, and after realization of any available collateral. Loans carried at amortized cost are classified as non-performing where payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral, or where insolvency proceedings have commenced or obligations have been restructured on concessionary terms.
The recognition of impairment in the financial statements depends on the accounting treatment of the claim. For products accounted for on an amortized cost basis, impairment is recognized through the creation of a provision or allowance, which is charged to the income statement as credit loss expense. Allowances or provisions are determined such that the carrying values of impaired claims are consistent with the principles of IAS 39. For products recorded at fair value, impairment is recognized through a credit valuation adjustment, which is charged to the income statement through the net trading income line.
UBS also assesses portfolios of claims with similar credit risk characteristics for collective impairment in accordance with IAS 39 (amortized cost products only). A portfolio is considered impaired on a collective basis if there is objective evidence to suggest that it contains impaired obligations but the individual impaired items cannot yet be identified.

For further information about accounting policy for allowances and provisions for credit losses, see Note 1q). For the amounts of allowance and provision for credit losses and amounts of impaired and non-performing loans, see Note 9 b), c) and d). It should be noted that allowances and provisions for collective impairment are included in the total of allowances and provisions in the table on the previous page, and in Notes 9 a) and 9 b), but that portfolios against which collective loan loss provisions have been established are not included in the totals of impaired loans in Note 9 c).

The occurrence of credit losses is erratic in both timing and amount and those that arise usually relate to transactions entered into in previous accounting periods. In order to reflect the fact that future credit losses are implicit in the current portfolio, and to encourage risk-adjusted pricing for products carried at amortized cost, UBS uses the concept of ‘expected credit loss’ for management purposes. Expected credit loss is a forward-looking, statistically based concept which is used to estimate the annual costs that will arise, on average over time, from positions in the current portfolio that become impaired. It is derived from the probability of default (given by the counterparty rating), current and likely future exposure to the counterparty and the likely severity of the loss should default occur. Note 2 a) includes two tables: the first shows Credit loss expense, as recorded in the Financial Statements, for each Business Group; the second reflects an ‘Adjusted expected credit loss’ for each Business Group, which is the expected credit loss on its portfolio, plus the difference between Credit loss expense and expected credit loss, amortized over a three-year period. The difference between the total of these Adjusted expected credit loss figures and the Credit loss expense recorded at Group level for financial reporting is reported in Corporate Center.

c) Liquidity Risk

UBS’s approach to liquidity management is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking sustained damage to business franchises. A centralized approach is adopted, based on an integrated framework incorporating an assessment of all material known and expected cash flows and the availability of high-grade collateral which could be used to secure additional funding if required. The framework entails careful monitoring and control of the daily liquidity position, and regular liquidity stress testing under a variety of scenarios. Scenarios encompass both normal and stressed market conditions, including general market crises and the possibility that access to markets could be impacted by a stress event affecting some part of UBS’s business or, in the extreme case, if UBS suffered a severe rating downgrade.

The breakdown by contractual maturity of assets and liabilities at 31 December 2005, which is the starting point for the liquidity analyses, is shown in the table on the next page.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position (continued)
c) Liquidity Risk (continued)

Maturity analysis of assets and liabilities

					Due	Due
				Due	between	between
	On	Subject		within	3 and	1 and	Due after
CHF billion	demand	to notice	[1]	3 months	12 months	5 years	5 years	Total

Assets

Cash and balances with central banks	5.4							5.4

Due from banks	21.9	0.1		6.0	2.1	1.8	1.7	33.6

Cash collateral on securities borrowed	0.0	202.6		90.4	7.3	0.0	0.0	300.3

Reverse repurchase agreements	0.0	59.3		281.0	57.3	5.7	1.1	404.4

Trading portfolio assets [2]	499.3	0.0		0.0	0.0	0.0	0.0	499.3

Trading portfolio assets pledged as collateral [2]	154.7	0.0		0.0	0.0	0.0	0.0	154.7

Positive replacement values [2]	333.8	0.0		0.0	0.0	0.0	0.0	333.8

Financial assets designated at fair value	1.2	0.0		0.0	0.0	0.0	0.0	1.2

Loans	27.1	39.7		73.6	31.5	80.1	18.0	270.0

Financial investments	5.7	0.0		0.1	0.1	0.3	0.4	6.6

Accrued income and prepaid expenses	8.9	0.0		0.0	0.0	0.0	0.0	8.9

Investments in associates	0.0	0.0		0.0	0.0	0.0	3.0	3.0

Property and equipment	0.0	0.0		0.0	0.0	0.0	9.4	9.4

Goodwill and other intangible assets	0.0	0.0		0.0	0.0	0.0	13.5	13.5

Other assets	16.2	0.0		0.0	0.0	0.0	0.0	16.2

Total 31.12.05	1,074.2	301.7		451.1	98.3	87.9	47.1	2,060.3

Total 31.12.04	910.0	271.8		345.2	79.4	87.3	43.4	1,737.1

Liabilities

Due to banks	32.0	5.6		83.5	2.7	0.1	0.4	124.3

Cash collateral on securities lent	0.0	66.2		10.5	0.6	0.0	0.0	77.3

Repurchase agreements	0.0	21.5		406.2	50.8	0.0	0.0	478.5

Trading portfolio liabilities [2]	188.6	0.0		0.0	0.0	0.0	0.0	188.6

Negative replacement values [2]	337.7	0.0		0.0	0.0	0.0	0.0	337.7

Financial liabilities designated at fair value	0.0	0.0		6.7	18.2	66.3	26.2	117.4

Due to customers	132.0	123.1		189.1	6.8	0.4	0.1	451.5

Accrued expenses and deferred income	18.4	0.0		0.0	0.0	0.0	0.0	18.4

Debt issued	0.0	0.0		95.5	11.0	8.0	46.2	160.7

Other liabilities	23.7	30.2		0.0	0.0	0.0	0.0	53.9

Total 31.12.05	732.4	246.6		791.5	90.1	74.8	72.9	2,008.3

Total 31.12.04	662.8	212.5		663.4	65.6	56.1	37.4	1,697.8

1 Deposits without a fixed term, on which notice of withdrawal or termination has not been given (such funds may be withdrawn by the depositor or repaid by the borrower subject to an agreed period of notice). 2 Trading and derivative positions are shown within ‘on demand’ which management believes most accurately reflects the short-term nature of trading activities. The contractual maturity of the instruments may, however, extend over significantly longer periods.

Note 28 Financial Instruments Risk Position (continued)
d) Capital Adequacy

The adequacy of UBS’s capital is monitored using, among other measures, the rules and ratios established by the Basel Committee on Banking Supervision (‘BIS rules / ratios’). The BIS ratios compare the amount of eligible capital (in total and Tier 1) with the total of risk-weighted assets (RWAs).
While UBS monitors and reports its capital ratios under BIS rules, it is the rules established by the Swiss regulator, the Swiss Federal Banking Commission (SFBC), which ultimately determine the regulatory capital required to underpin its business, and these rules, on balance, result in higher RWAs than the BIS rules. As a result, UBS’s ratios are lower when calculated under the SFBC regulations than under the BIS rules.

BIS eligible capital

BIS eligible capital consists of two parts. Tier 1 capital comprises share capital, share premium, retained earnings including current-year profit, foreign currency translation and minority interests less accrued dividends, net long positions in own shares and goodwill. Certain adjustments are made to IFRS-based profit and reserves, in line with BIS recommendations, as prescribed by the SFBC. Tier 2 capital includes subordinated long-term debt. Tier 1 capital is required to be at least 4% and Total eligible capital at least 8% of RWAs.

BIS risk-weighted assets (RWAs)

Total RWAs are made up of three elements – credit risk, other assets and market risk, each of which is described below.
The credit risk component consists of on- and off-balance sheet claims, measured according to regulatory formulas outlined below, and weighted according to type of counterparty and collateral at 0%, 20%, 50% or 100%. The least risky claims, such as claims on OECD governments and claims collateralized by cash, are weighted at 0%, meaning that no capital support is required, while the claims deemed most risky, including unsecured claims on corporates and private customers, are weighted at 100%, meaning that 8% capital support is required.
Securities not held for trading are included as claims, based on the net long position in the securities of each issuer, including both physical holdings and positions derived from other transactions such as options. UBS’s investments in Motor-
Columbus and other consolidated industrial holdings are treated for regulatory capital purposes as a position in a security not held for trading.
Claims arising from derivatives transactions include two components: the current positive replacement values and ‘add-ons’ to reflect their potential future exposure. Where UBS has entered into a master netting agreement which is accepted by the SFBC as being legally enforceable in insolvency, positive and negative replacement values with individual counterparties can be netted and therefore the on-balance sheet component of RWAs for derivatives transactions shown in the table on the next page (Positive replacement values) is less than the balance sheet value of Positive replacement values. The add-ons component of the RWAs is shown in the table on the next page under Off-balance sheet exposures and other positions – Forward and swap contracts, and Purchased options.
Claims arising from contingent commitments and irrevocable facilities granted are converted to credit equivalent amounts based on specified percentages of nominal value.
There are other types of asset, most notably property and equipment and intangibles, which, while not subject to credit risk, represent a risk to the Group in respect of their potential for write-down and impairment and which therefore require capital underpinning.
Capital is required to support market risk arising in all foreign exchange, precious metals and commodity (including energy) positions, and all positions held for trading in interest rate instruments and equities, including risks on individual equities and traded debt obligations such as bonds. UBS computes this risk using a Value at Risk (VaR) model approved by the SFBC, from which the market risk capital requirement is derived for most of its market risk positions and under the standardized method for its base metals and soft commodities derivative trading positions. Unlike the calculations for credit risk and other assets, this produces the capital requirement itself rather than the RWA amount. In order to compute a total capital ratio, the market risk capital requirement is converted to an ‘RWA equivalent’ (shown in the table as Market risk positions) such that the capital requirement is 8% of this RWA equivalent, i.e. the market risk capital requirement derived from VaR is multiplied by 12.5.

Financial Statements
Notes to the Financial Statements

Note 28 Financial Instruments Risk Position (continued)
d) Capital Adequacy (continued)

Risk-weighted assets (BIS)

		Risk-weighted		Risk-weighted
	Exposure	amount	Exposure	amount
CHF million	31.12.05	31.12.05	31.12.04	31.12.04

Balance sheet exposures

Due from banks and other collateralized lendings [1]	665,932	6,991	556,947	7,820

Net positions in securities [2,3]	8,079	6,849	8,227	6,914

Positive replacement values [4]	86,950	20,546	78,317	17,121

Loans, net of allowances for credit losses and other collateralized lendings [1]	540,051	196,091	429,186	164,620

Accrued income and prepaid expenses	9,081	4,815	5,790	3,573

Property and equipment	7,957	7,957	8,772	8,772

Other assets	13,292	9,115	33,432	9,656

Off-balance sheet exposures

Contingent liabilities	16,595	7,474	14,894	7,569

Irrevocable commitments	73,220	18,487	53,187	11,764

Forward and swap contracts [5]	22,365,432	10,738	14,419,106	8,486

Purchased options [5]	1,629,260	311	2,306,605	386

Market risk positions [6]		21,035		18,151

Total risk-weighted assets		310,409		264,832

1 Includes gross securities borrowing and reverse repo exposures, and those traded loans in trading portfolio assets originated by the Group for syndication or distribution. These financial instruments are excluded from Market risk positions. 2 Security positions which are not in the trading book, including Motor-Colombus and other industrial holdings, which are not consolidated for capital adequacy. 3 Excluding positions in the trading book, which are included in Market risk positions. 4 Represents the mark to market values of Forward and swap contracts and Purchased options, where positive but after netting, where applicable. 5 Represents the add-ons for these contracts. 6 Regulatory capital adequacy requirements for market risk, calculated using the approved Value at Risk model, or the standardized method, multiplied by 12.5. This results in the risk-weighted asset equivalent.

BIS capital ratios

	Capital	Ratio	Capital	Ratio
	CHF million	%	CHF million	%
	31.12.05	31.12.05	31.12.04	31.12.04

Tier 1	39,943	12.9	31,629	11.9

of which hybrid Tier 1	4,975	1.6	2,963	1.1

Tier 2	3,974	1.3	4,815	1.8

Total BIS	43,917	14.1	36,444	13.8

The Tier 1 capital includes preferred securities of CHF 4,975 million (USD 2,600 million and EUR 1,000 million) at 31 December 2005 and CHF 2,963 million (USD 2,600 million) at 31 December 2004.

Note 28 Financial Instruments Risk Position (continued)
e) Financial Instruments Risk Position in Motor-Columbus

The Atel Group, the operating arm of Motor-Columbus, is exposed to electricity price risk, interest rate risk, currency risk, credit risk, and other business risks.
Risk limits are allocated to individual risk categories, and compliance with these limits is continuously monitored, the limits being periodically adjusted in the broad context of the company’s overall risk capacity.
A risk policy has been established and is monitored by a risk committee composed of executive management. It was approved by the Board of Directors of Atel and is reviewed and ratified by them annually. The policy sets out the principles for Atel’s business. It specifies requirements for entering into, measuring, managing and limiting risk in its business and the organization and responsibilities of risk management. The objective of the policy is to provide a reasonable balance between the business risks entered into and Atel’s earnings and risk-bearing shareholders’ equity.
A financial risk policy sets out the context of financial risk management in terms of content, organization and systems, with the objective of reducing financial risk, balancing the costs of hedging and the risks assumed. The responsible units manage their financial risks within the framework of this policy and limits defined for their area.

Energy price risk

Price risks in the energy business arise from, among others, price volatility, changing market prices and changing correlations between markets and products. Derivative financial instruments are used to hedge underlying physical transactions, subject to the risk policy.

Interest rate risk

Interest rate swaps are permitted to hedge capital markets interest rate exposure, with changes in fair value being reported in the income statement.

Currency risks

To minimize currency risk, Atel tries to offset operating income and expenses in foreign currencies. Any surplus is hedged through currency forwards and options within the framework of the financial risk policy. Net investment in foreign subsidiaries is also subject to exchange rate movements, but differences in inflation rates tend to cancel out these changes over the longer term, and for this reason Atel does not hedge investment in foreign subsidiaries.

Credit risk

Credit risk management is based on assessment of the cred-itworthiness of new contracting parties before entering into any transaction giving rise to credit exposure, and continuous monitoring of creditworthiness and exposures thereafter. In the energy business, Atel only enters into transactions leading to credit exposure with counterparties that fulfill the criteria laid out in the risk policy. Concentration risk is minimized by the number of customers and their geographical distribution.
Financial assets reported in the balance sheet represent the maximum loss to Atel in the event of counterparty default at the balance sheet date.

Financial Statements
Notes to the Financial Statements

Note 29 Fair Value of Financial Instruments

29a Fair Value of Financial Instruments

The following table presents the fair value of financial instruments, including those not reflected in the financial statements at fair value. It is accompanied by a discussion of the methods used to determine fair value for financial instruments.

	Carrying	Fair	Unrealized	Carrying	Fair	Unrealized
	value	value	gain / (loss)	value	value	gain / (loss)
CHF billion	31.12.05	31.12.05	31.12.05	31.12.04	31.12.04	31.12.04

Assets

Cash and balances with central banks	5.4	5.4	0.0	6.0	6.0	0.0

Due from banks	33.6	33.6	0.0	35.4	35.4	0.0

Cash collateral on securities borrowed	300.3	300.2	(0.1)	220.2	220.2	0.0

Reverse repurchase agreements	404.4	404.5	0.1	357.1	357.1	0.0

Trading portfolio assets	499.3	499.3	0.0	389.5	389.5	0.0

Trading portfolio assets pledged as collateral	154.8	154.8	0.0	159.1	159.1	0.0

Positive replacement values	333.8	333.8	0.0	284.6	284.6	0.0

Financial assets designated at fair value	1.2	1.2	0.0	0.7	0.7	0.0

Loans	270.0	270.6	0.6	232.2	233.6	1.4

Financial investments	6.6	6.6	0.0	4.2	4.2	0.0

Liabilities

Due to banks	124.3	124.3	0.0	120.0	120.0	0.0

Cash collateral on securities lent	77.3	77.3	0.0	61.5	61.5	0.0

Repurchase agreements	478.5	478.5	0.0	422.6	422.6	0.0

Trading portfolio liabilities	188.6	188.6	0.0	171.0	171.0	0.0

Negative replacement values	337.7	337.7	0.0	303.7	303.7	0.0

Financial liabilities designated at fair value	117.4	117.4	0.0	65.8	65.8	0.0

Due to customers	451.5	451.5	0.0	376.1	376.1	0.0

Debt issued	160.7	162.0	(1.3)	117.8	118.9	(1.1)

Subtotal			(0.7)			0.3

Unrealized gains and losses recorded in equity before tax on:

Financial investments			1.1			1.0

Derivative instruments designated as cash flow hedges			(0.9)			(0.4)

Net unrealized gains and losses not recognized in the income statement			(0.5)			0.9

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. For financial instruments carried at fair value, market prices or rates are used to determine fair value where an active market exists (such as a recognized stock exchange), as it is the best evidence of the fair value of a financial instrument.

Market prices and rates are not, however, available for certain financial assets and liabilities held and issued by UBS. In these cases, fair values are estimated using present value or other valuation techniques, using inputs based on market conditions existing at the balance sheet dates.
Valuation techniques are generally applied to OTC derivatives, unlisted trading portfolio assets and liabilities, and unlisted financial investments. The most frequently applied pricing models and valuation techniques include forward pricing and swap models using present value calculations, option models such as the Black-Scholes model or generalizations of it, and credit models such as default rate models or credit spread models.

The values derived from applying these techniques are sig-nificantly affected by the choice of valuation model used and the underlying assumptions made concerning factors such as the amounts and timing of future cash flows, discount rates, volatility, and credit risk.
The following methods and significant assumptions have been applied in determining the fair values of financial instruments presented in the above table for both financial instruments carried at fair value and those carried at cost (for which fair values are provided as a comparison):
(a)	trading portfolio assets and liabilities, trading portfolio assets pledged as collateral, financial assets and liabilities designated at fair value, derivatives, and other transactions undertaken for trading purposes are measured at fair value

Note 29 Fair Value of Financial Instruments (continued)
29a Fair Value of Financial Instruments (continued)

by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, or other recognized valuation techniques. Fair value is equal to the carrying amount for these items;
(b)	financial investments classified as available-for-sale are measured at fair value by reference to quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models or other recognized valuation techniques.
Fair value is equal to the carrying amount for these items, and unrealized gains and losses, excluding impairment writedowns, are recorded in Equity until an asset is sold, collected or otherwise disposed of;
(c)	the fair value of demand deposits and savings accounts with no specific maturity is assumed to be the amount payable on demand at the balance sheet date;
(d)	the fair value of variable rate financial instruments is assumed to be approximated by their carrying amounts and, in the case of loans, does not, therefore, reflect changes in their credit quality, as the impact of impairment is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values;
(e)	the fair value of fixed rate loans and mortgages carried at amortized cost is estimated by comparing market interest rates when the loans were granted with current market rates offered on similar loans. Changes in the credit quality of loans within the portfolio are not taken into account in determining gross fair values, as the impact of impairment is recognized separately by deducting the amount of the allowance for credit losses from both carrying and fair values.
Where applicable, for the purposes of the fair value disclosure on the previous page, the interest accrued to date on financial instruments is included in the carrying value of the financial instruments.
These valuation techniques and assumptions provide a consistent measurement of fair value for UBS’s assets and liabilities as shown in the table. However, because other institutions may use different methods and assumptions when estimating fair value using a valuation technique, and when estimating the fair value of financial instruments not carried at fair value, such fair value disclosures cannot necessarily be compared from one financial institution to another.
The table does not reflect the fair values of non-financial assets and liabilities such as property, equipment, goodwill, prepayments and non-interest accruals.
Substantially all of UBS’s commitments to extend credit are at variable rates. Accordingly, UBS has no significant exposure to fair value fluctuations resulting from interest rate movements related to these commitments.
The fair values of UBS’s fixed-rate loans, long- and medium-term notes and bonds issued are predominantly hedged by derivative instruments, mainly interest rate swaps, as explained in Note 22. The interest rate risk inherent in balance sheet positions with no specific maturity is also hedged with derivative instruments based on management’s view on their average cash flow and re-pricing behavior.
Derivative instruments used for hedging are carried on the balance sheet at fair values, which are included in the Positive or Negative replacement values in the table. When the interest rate risk on a fixed rate financial instrument is hedged with a derivative in a fair value hedge, the fixed rate financial instrument (or hedged portion thereof) is reflected in the table at fair value only in relation to the interest rate risk, not the credit risk, as explained in (e). Fair value changes are recorded in net profit. The treatment of derivatives designated as cash flow hedges is explained in Note 1 o). The amount shown in the table as ‘Derivative instruments designated as cash flow hedges’ is the net change in fair values on such derivatives that is recorded in Equity and not yet transferred to income or expense.

Financial Statements
Notes to the Financial Statements

Note 29 Fair Value of Financial Instruments (continued)
29b Determination of Fair Values from Quoted Market Prices or Valuation Techniques

For trading portfolio securities and financial investments which are listed or otherwise traded in an active market, for exchange traded derivatives, and for other financial instruments for which quoted prices in an active market are available, fair value is determined directly from those quoted market prices.
For financial instruments which do not have directly available quoted market prices, fair values are estimated using valuation techniques or models, based wherever possible on assumptions supported by observable market prices or rates existing at the balance sheet date. This is the case for the majority of OTC derivatives, and for many unlisted instruments and other items which are not traded in active markets.
For a small portion of financial instruments, fair values cannot be obtained directly from quoted market prices, or indirectly using valuation techniques or models supported by observable market prices or rates. This is generally the case for private equity investments in unlisted securities, and for certain complex or structured financial instruments. In these cases fair value is estimated indirectly using valuation techniques or models for which the inputs are reasonable assumptions, based on market conditions.
The following table presents the valuation methods used to determine fair values of financial instruments carried at fair value:

	31.12.05				31.12.04
		Valuation	Valuation			Valuation	Valuation
		technique –	technique –			technique –	technique –
	Quoted	market	non-market		Quoted	market	non-market
	market	observable	observable		market	observable	observable
CHF billion	price	inputs	inputs	Total	price	inputs	inputs	Total

Trading portfolio assets	273.2	225.2	0.9	499.3	228.4	160.1	1.0	389.5

Trading portfolio assets pledged as collateral	147.6	7.2	0.0	154.8	156.0	3.1	0.0	159.1

Positive replacement values	13.6	313.4	6.8	333.8	6.2	265.2	13.2	284.6

Financial assets designated at fair value	0.2	1.0	0.0	1.2	0.7	0.0	0.0	0.7

Financial investments	3.0	1.1	2.5	6.6	1.1	0.4	2.7	4.2

Total assets	437.6	547.9	10.2	995.7	392.4	428.8	16.9	838.1

Trading portfolio liabilities	171.2	17.4	0.0	188.6	161.3	9.7	0.0	171.0

Negative replacement values	15.9	311.1	10.7	337.7	9.8	270.1	23.8	303.7

Financial liabilities designated at fair value	0.0	92.5	24.9	117.4	0.0	65.8	0.0	65.8

Total liabilities	187.1	421.0	35.6	643.7	171.1	345.6	23.8	540.5

Note 29 Fair Value of Financial Instruments (continued)
29c Sensitivity of Fair Values to Changing Significant Assumptions to Reasonably Possible Alternatives

Included in the fair value of financial instruments carried at fair value on the balance sheet are those estimated in full or in part using valuation techniques based on assumptions that are not supported by market observable prices or rates. Models used in these situations undergo an internal validation process before they are certified for use.
There may be uncertainty about a valuation, resulting from the choice of model used, the deep in the model parameters it employs, and the extent to which inputs are not market observable, or as a result of other elements affecting the valuation, for example liquidity. Valuation adjustments are made to reflect such uncertainty and deducted from the fair values produced by the models or other valuation techniques.
Based on the controls and procedural safeguards the Group employs, management believes the resulting estimated fair values recorded in the balance sheet and the changes in fair values recorded in the income statement are reasonable and are the most appropriate at the balance sheet date.
The potential effect of using reasonably possible alternative assumptions as inputs to valuation techniques from which the fair values of these financial instruments are determined has been quantified as a reduction of approximately CHF 1,094 million using less favorable assumptions and an increase of approximately CHF 1,176 million using more favorable assumptions at 31 December 2005; and approximately CHF 579 million using less favorable assumptions and an increase of approximately CHF 927 million using more favorable assumptions at 31 December 2004.
The determination of reasonably possible alternative assumptions is itself subject to considerable judgment. For valuations based on models, reasonably possible alternatives have been estimated using the same techniques as are used to determine model valuation adjustments, by increasing (for less favorable assumptions) and decreasing (for more favorable assumptions) the confidence level applied. In changing the assumptions it was assumed that the impact of correlation between different financial instruments and models is minimal. A similar approach was used for valuation techniques other than those based on models at 31 December 2005, but the assessment applied at 31 December 2004 was based on estimates.

29d Changes in Fair Value Recognized in Profit or Loss during the Period which were Estimated using
Valuation Techniques

Total Net trading income for the years ended 31 December 2005 and 31 December 2004 was CHF 7,996 million and CHF 4,902 million, respectively, which represents the net result from a range of products traded across different business activities, including the effect of foreign currency translation and including both realized and unrealized income. Unrealized income is determined from changes in fair values, using quoted prices in active markets when available, and is otherwise estimated using valuation techniques.
Included in the unrealized portion of Net trading income are net losses from changes in fair values of CHF 2,286 million for the year ended 31 December 2005 on financial instruments for which fair values were estimated using valuation techniques. These valuation techniques included models such as those described in the previous section, which range from relatively simple models with market observable inputs, to those which are more complex and require the use of assumptions or estimates based on market conditions.
Net losses from changes in fair values on financial instruments for which fair values were estimated using valuation techniques were CHF 7,123 million for the year ended 31 December 2004. This amount was determined using methods which have been subsequently refined for the year ended 31 December 2005. The amount for the year ended
31 December 2004 has not been restated to conform to presentation in the current year.
Net trading income is often generated in transactions involving several financial instruments or subject to hedging or other risk management techniques, which may result in different portions of the transaction being priced using different methods.
Consequently, the changes in fair value recognized in profit or loss during the period which were estimated using valuation techniques represent only a portion of Net trading income. In many cases these amounts were offset by changes in fair value of other financial instruments or transactions, which were priced in active markets using quoted market prices or rates, or which have been realized. The amount of such income, including the effect of foreign currency translation on unrealized transactions, was a gain of CHF 10,282 million for the year ended 31 December 2005 and CHF 12,025 million for the year ended 31 December 2004.
Changes in fair value estimated using valuation techniques are also recognized in net profit in situations of unrealized impairments on financial investments available-for-sale. The total of such impairment amounts recognized in Net profit was CHF 3 million for the year ended 31 December 2005 and CHF 218 million for the year ended 31 December 2004.

Financial Statements
Notes to the Financial Statements

Note 29 Fair Value of Financial Instruments (continued)
29e Continuing Involvement with Transferred Assets

The following table presents details of assets which have been sold or otherwise transferred, but which continue to be recognized, either in full or to the extent of UBS’s continuing involvement:

	31.12.05		31.12.04
	Continued asset		Continued asset
	recognition in full		recognition in full
CHF billion	Total	Associated	Total		Associated
	assets	liability	assets		liability

Nature of transaction

Securities lending agreements	50.5	10.0	37.3		13.8

Repurchase agreements	100.0	78.6	121.8		117.6

Property and equipment	0.5	0.7	0.4	[1]	0.0

Other collateralized securities trading	60.6	3.0	35.6	[1]	2.1

Total	211.6	92.3	195.1		133.5

1 Comparatives have been restated to conform to presentation in the current year.

The assets in the above table continue to be recognized to the extent shown, because the transactions by which they have been transferred do not meet the qualifying criteria for derecognition of the assets from the balance sheet. Derecognition criteria are discussed in more detail in Note 1d).
In each situation of continued recognition, whether in full or to the extent of continuing involvement, UBS retains the risks of the relevant portions of the retained assets. These include credit risk, settlement risk, country risk, and market risk. In addition, the nature of an associated transaction which gives rise to the continued involvement may modify existing risks, or introduce risks such as credit exposure to the counterparty to the associated transaction.
The majority of retained assets relate to repurchase agreements and securities lending agreements. Nearly all repurchase agreements relate to debt instruments, such as bonds, notes or money market paper; the majority of securities lending agreements involve shares, and the remainder typically relate to bonds and notes. Both types of transactions are conducted under standard agreements employed by financial market participants and are undertaken with counterparties subject to UBS’s normal credit risk control processes. The resulting credit exposures are controlled by daily monitoring and collateralization of the positions. The amounts for repurchase agreements and securities lending agreements are shown in the above table.
A portion of retained assets relate to transactions in which UBS has transferred assets, but continues to have involvement in the transferred assets, for example through providing a guarantee, writing put options, acquiring call options, or entering into a total return swap or other type of swap linked to the performance of the asset. If control is retained through these types of associated transactions, UBS continues to recognize the transferred asset in its entirety, otherwise to the extent of its continuing involvement.
In particular, transactions involving the transfer of assets in conjunction with entering into a total rate of return swap are accounted for as secured financing transactions, instead of sales of trading portfolio assets with an accompanying swap derivative. The securities underlying these transactions are included in the above table within Other collateralized securities trading.

Note 30 Pension and Other Post-Retirement Benefit Plans

a) Defined benefit plans

The Group has established various pension plans inside and outside of Switzerland. The major plans are located in Switzerland, the UK, the US and Germany. Independent actuarial valuations are performed for the plans in these locations. The measurement date of these plans is 31 December for each year presented.
The pension funds of Atel Ltd. and some of its group companies in Switzerland and Germany are included in the disclosure as at 31 December 2005 and 31 December 2004. The pension plans of the three private banks, Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin are no longer included in the disclosure as at 31 December 2005.
The overall investment policy and strategy for the Group’s defined benefit pension plans is guided by the objective of achieving an investment return which, together with the contributions paid, is sufficient to maintain reasonable control over the various funding risks of the plans. The investment advisors appointed by plan trustees are responsible for determining the mix of asset types and target allocations which are reviewed by the plan trustees on an ongoing basis. Actual asset allocation is determined by a variety of current economic and market conditions and in consideration of specific asset class risk.
The expected long-term rates of return on plan assets are based on long-term expected inflation, interest rates, risk premiums and targeted asset class allocations. These estimates take into consideration historical asset class returns and are determined together with the plans’ investment and actuarial advisors.

Swiss pension plans

The pension fund of UBS covers practically all UBS employees in Switzerland and exceeds the minimum benefit requirements under Swiss law. Contributions to the pension fund of UBS are paid for by employees and the employer. For the main plan, the employee contributions are calculated as a percentage of insured annual salary and are deducted monthly. The percentages deducted from salary for full benefit coverage (including risk benefits) depend on age and vary between 7% and 10%. The employer pays a variable contribution that ranges between 150% and 220% of the sum of employees’ contributions. The computation of the benefits is based on the final covered salary. The benefits covered include retirement benefits, disability, death and survivor pensions, and employment termination benefits.
Additional employee and employer contributions are made to the other plans of the pension fund of UBS. These plans provide benefits which are based on annual contributions as a percentage of salary and accrue at a minimum interest rate annually.
The employer contributions expected to be made in 2006 to the Swiss pension plans are CHF 416 million. The accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases) for these pension plans was CHF 18,863 million as at 31 December 2005 (2004: CHF 18,566 million, 2003: CHF 16,817 million).

Foreign pension plans

The foreign locations of UBS operate various pension plans in accordance with local regulations and practices. Among these plans are defined contribution plans as well as defined benefit plans. The locations with defined benefit plans of a material nature are in the UK, the US and Germany. The UK and the US defined benefit plans are closed to new entrants who are covered by defined contribution plans. The amounts shown for foreign plans reflect the net funded positions of the major foreign plans.
The retirement plans provide benefits in the event of retirement, death, disability or employment termination. The plans’ retirement benefits depend on age, contributions and level of compensation. The principal plans are financed in full by the Group. The employer contributions expected to be made in 2006 to these pension plans are CHF 75 million. The funding policy for these plans is consistent with local government and tax requirements.
The assumptions used in foreign plans take into account local economic conditions.
The accumulated benefit obligation for these pension plans was CHF 4,992 million as at 31 December 2005 (2004: CHF 4,118 million, 2003: CHF 3,609 million). For pension plans with an accumulated benefit obligation in excess of plan assets, the aggregate projected benefit obligation and accumulated benefit obligation was CHF 4,521 million and CHF 4,497 million as at 31 December 2005 (2004: CHF 3,755 million and CHF 3,735 million, 2003: CHF 944 million and CHF 930 million). The fair value of plan assets for these plans was CHF 3,789 million as at 31 December 2005 (2004: CHF 3,166 million, 2003: CHF 677 million).

Financial Statements
Notes to the Financial Statements

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans
	Swiss			Foreign
CHF million	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Defined benefit obligation at the beginning of the year	(20,225)	(18,216)	(19,204)	(4,142)	(3,663)	(3,436)

Service cost	(353)	(345)	(362)	(82)	(83)	(91)

Interest cost	(660)	(672)	(703)	(236)	(212)	(197)

Plan participant contributions	(219)	(203)	(202)

Actuarial gain / (loss)	(713)	(1,392)	1,395	(416)	(296)	(201)

Foreign currency translation				(280)	146	138

Benefits paid	866	910	930	144	125	124

Special termination benefits	(37)	(35)	(70)	(2)

Acquisitions		(272)		(6)	(159)

Settlements	369

Defined benefit obligation at the end of the year	(20,972)	(20,225)	(18,216)	(5,020)	(4,142)	(3,663)

Fair value of plan assets at the beginning of the year	18,575	17,619	16,566	3,580	3,402	2,382

Expected return on plan assets	925	878	818	263	248	178

Actuarial gain / (loss)	1,284	102	593	247	122	251

Foreign currency translation				253	(132)	(116)

Employer contributions	468	411	370	89	65	831

Plan participant contributions	219	203	202

Benefits paid	(866)	(910)	(930)	(144)	(125)	(124)

Acquisitions		272

Settlements	(376)

Fair value of plan assets at the end of the year	20,229	18,575	17,619	4,288	3,580	3,402

Funded status	(743)	(1,650)	(597)	(732)	(562)	(261)

Unrecognized net actuarial (gains) / losses	2,334	3,006	1,716	1,222	1,046	970

Unrecognized prior service cost				1	1	1

Unrecognized asset	(1,591)	(1,356)	(1,119)

(Accrued) / prepaid pension cost	0	0	0	491	485	710

Movement in the net (liability or) asset

(Accrued) / prepaid pension cost at the beginning of the year			33	485	710	73

Net periodic pension cost	(468)	(411)	(403)	(125)	(105)	(168)

Employer contributions	468	411	370	89	65	831

Acquisitions				(6)	(159)

Foreign currency translation				48	(26)	(26)

(Accrued) / prepaid pension cost	0	0	0	491	485	710

Amounts recognized in the Balance Sheet

Prepaid pension cost				832	805	862

Accrued pension liability				(341)	(320)	(152)

(Accrued) / prepaid pension cost	0	0	0	491	485	710

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
CHF million	Swiss			Foreign
For the year ended	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Components of net periodic pension cost

Service cost	353	345	362	82	83	91

Interest cost	660	672	703	236	212	197

Expected return on plan assets	(925)	(878)	(818)	(263)	(248)	(178)

Amortization of unrecognized past service cost	(3)

Amortization of unrecognized net (gains) / losses	101		188	68	58	58

Special termination benefits	37	35	70	2

Settlements	10

Increase / (decrease) of unrecognized asset	235	237	(102)

Net periodic pension cost	468	411	403	125	105	168

Funded and unfunded plans	Swiss
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Defined benefit obligation from funded plans	(20,972)	(20,225)	(18,216)	(19,204)	(17,879)

Plan assets	20,229	18,575	17,619	16,566	18,289

Surplus / (deficit)	(743)	(1,650)	(597)	(2,638)	410

Experience gains / (losses) on plan liabilities	(77)

Experience gains / (losses) on plan assets	1,284

	Foreign
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Defined benefit obligation from funded plans	(4,635)	(3,815)	(3,509)	(3,295)	(3,402)

Defined benefit obligation from unfunded plans	(385)	(327)	(154)	(141)	(151)

Plan assets	4,288	3,580	3,402	2,382	2,887

Surplus / (deficit)	(732)	(562)	(261)	(1,054)	(666)

Experience gains / (losses) on plan liabilities	7

Experience gains / (losses) on plan assets	247

	Swiss			Foreign
	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Principal weighted average actuarial assumptions used (%)

Assumptions used to determine defined benefit obligations at the end of the year

Discount rate	3.0	3.3	3.8	5.0	5.5	5.7

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.4	4.6

Rate of pension increase	0.8	1.0	1.0	1.9	1.9	1.9

Assumptions used to determine net periodic pension cost for the year ended

Discount rate	3.3	3.8	3.8	5.5	5.7	5.8

Expected rate of return on plan assets	5.0	5.0	5.0	7.0	7.2	7.1

Expected rate of salary increase	2.5	2.5	2.5	4.4	4.6	4.4

Rate of pension increase	1.0	1.0	1.5	1.9	1.9	1.5

Financial Statements
Notes to the Financial Statements

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

a) Defined benefit plans (continued)
	Swiss			Foreign
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Expected future benefit payments

2006	922			150

2007	931			147

2008	949			158

2009	965			168

2010	968			180

2011–2015	5,063			1,272

Plan assets (weighted average)

Actual plan asset allocation (%)

Equity instruments	43	43	39	52	54	52

Debt instruments	43	41	43	39	41	30

Real estate	12	12	12	4	2	1

Other	2	4	6	5	3	17

Total	100	100	100	100	100	100

Long-term target plan asset allocation (%)

Equity instruments	34–46	34–49		52–55	49–55

Debt instruments	30–53	30–53		44–45	44–47

Real estate	11–19	12–19		0–3	1–2

Other	0	0		1–2	0–6

Actual return on plan assets (%)	12.0	5.5	8.6	13.6	10.8	17.8

Additional details to fair value of plan assets

UBS financial instruments and UBS bank accounts	613	1,239	1,005

UBS AG shares [1]	225	238	246

Securities lent to UBS included in plan assets	2,222	3,778	2,930

Other assets used by UBS included in plan assets	69	73	84

1 The number of UBS AG shares was 1,794,576, 2,493,173 and 2,908,699 as at 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

b) Post-retirement medical and life plans

In the US and the UK, the Group offers retiree medical benefits that contribute to the health care coverage of employees and beneficiaries after retirement. In addition to retiree medical benefits, the Group in the US also provides retiree life insurance benefits.
The benefit obligation in excess of fair value of plan assets for those plans amounts to CHF 216 million as at 31 December 2005 (2004: CHF 166 million, 2003: CHF 179 million) and the total accrued post-retirement cost amounts to CHF 168 million as at 31 December 2005 (2004: CHF 136 mil-
lion, 2003: CHF 137 million). The net periodic post-retirement costs for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 were CHF 21 million, CHF 16 million and CHF 22 million, respectively.
The employer contributions expected to be made in 2006 to the post-retirement medical and life plans are CHF 8 million. The expected future benefit payments are CHF 8 million for the year 2006, CHF 9 million for each of the years 2007 and 2008, CHF 10 million for the year 2009, CHF 11 million for the year 2010 and CHF 63 million in total for the years 2011–2015.

b) Post-retirement medical and life plans
CHF million	31.12.05	31.12.04	31.12.03

Post-retirement benefit obligation at the beginning of the year	(166)	(179)	(166)

Service cost	(8)	(6)	(11)

Interest cost	(11)	(9)	(10)

Actuarial gain / (loss)	(17)	8	(14)

Foreign currency translation	(22)	12	16

Benefits paid	8	8	6

Post-retirement benefit obligation at the end of the year	(216)	(166)	(179)

Fair value of plan assets at the beginning of the year	0	0	2

Employer contributions	8	8	4

Benefits paid	(8)	(8)	(6)

Fair value of plan assets at the end of the year	0	0	0

	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Defined benefit obligation	(216)	(166)	(179)	(166)	(145)

Plan asset	0	0	0	2	3

Surplus / (deficit)	(216)	(166)	(179)	(164)	(142)

Experience gains / (losses) on plan liabilities	(3)

The assumed average health care cost trend rate used in determining post-retirement benefit expense is assumed to be 11% for 2005 and to decrease to an ultimate trend rate of 5% in 2012. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

CHF million	1% increase	1% decrease

Effect on total service and interest cost	4	(3)

Effect on the post-retirement benefit obligation	28	(23)

Financial Statements
Notes to the Financial Statements

Note 30 Pension and Other Post-Retirement Benefit Plans (continued)

c) Defined contribution plans

The Group also sponsors a number of defined contribution plans primarily in the UK and the US. Certain plans permit employees to make contributions and earn matching or other contributions from the Group. The contributions to these plans recognized as expense for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 were CHF 184 million, CHF 187 million and CHF 141 million, respectively.

d) Related party disclosure

UBS is the principal bank for the pension fund of UBS in Switzerland. In this function, UBS is engaged to execute most of the pension fund’s banking activities. These activities also include, but are not limited to, trading and securities lending and borrowing. All transactions have been executed at arm’s length conditions.
The following fees and interest have been received or paid by UBS related to these banking activities:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Received by UBS

Fees	48	42	33

Paid by UBS

Interest	4	4	3

Dividends and capital repayments	7	7	7

The foreign UBS pension funds do not have a similar banking relationship with UBS, but they may hold and trade UBS shares and / or securities.

The transaction volumes in UBS shares and other UBS securities are as follows (all pension funds):

	For the year ended
	31.12.05	31.12.04	31.12.03

Financial instruments bought by pension funds

UBS AG shares (in thousands of shares)	1,387	2,822	4,987

UBS financial instruments (nominal values in CHF million)	0	47	34

Financial instruments sold by pension funds or matured

UBS AG shares (in thousands of shares)	2,263	3,713	5,760

UBS financial instruments (nominal values in CHF million)	45	18	36

UBS has also leased buildings from the Swiss pension fund. The rent paid by UBS under these leases amounted to CHF 4 million in 2005, CHF 5 million in 2004 and CHF 5 million in 2003.

There were financial instruments in the amount of CHF 163 million due from UBS pension plans outstanding as at 31 December 2005 (2004: CHF 0 million, 2003: CHF 0 million). The amounts due to UBS defined benefit pension plans are contained in the additional details to the fair value of plan assets. Furthermore, UBS defined contribution plans hold 7,064,279 UBS shares with a market value of CHF 885 million as at 31 December 2005 (2004: 7,230,314 shares with a market value of CHF 691 million, 2003: 7,733,881 shares with a market value of CHF 652 million).

Note 31 Equity Participation and Other Compensation Plans
a) Plans Offered

UBS has established several equity participation plans to further align the long-term interests of executives, managers, staff and shareholders. The plans are offered to eligible employees in approximately 50 countries and are designed to meet the complex legal, tax and regulatory requirements of each country in which they are offered. The explanations below describe the most significant plans in general, but specific plan rules and investment offerings may vary by country.

Equity Plus (EP): This voluntary plan gives eligible employees the opportunity to purchase UBS shares at fair market value on the purchase date and receive at no additional cost two UBS options for each share purchased, up to a maximum annual limit. The options have a strike price equal to the fair market value of the stock on the date the option is granted. Share purchases can be made annually from bonus compensation or quarterly based on regular deductions from salary. Shares purchased under Equity Plus are restricted from sale for two years from the time of purchase, and the options granted have a two-year vesting requirement and generally expire from ten years to ten and one-half years after the date of grant.
Discounted purchase plans: Up to and including 2005, selected employees in Switzerland were entitled to purchase a specified number of UBS shares at a predetermined discounted price each year. The number of shares that could be purchased depended on rank. Any such shares purchased must be held for a specified period of time. The discount is recorded as compensation expense. No new awards will be made under this plan.
Equity Ownership Plan (EOP): Selected personnel receive between 10% and 45% of their performance-related compensation in UBS shares or notional UBS shares instead of cash, on a mandatory basis. Up to and including 2004, participants in certain countries were eligible to receive a portion of their award in UBS shares (with a matching contribution in

UBS options) or in Alternative Investment Vehicles (AIVs) (generally money market funds, UBS and non-UBS mutual funds and other UBS sponsored funds). In 2002 and 2003, certain employees received UBS options instead of UBS shares for a portion of their EOP award. In 2005, options were not granted as part of EOP and awards were generally made in UBS shares. EOP awards vest in one-third increments over a three-year vesting period. Under certain conditions, these awards are fully forfeitable by the employee.

Key employee option plans: Under these plans, key and high potential employees are granted UBS options with a strike price not less than the fair market value of the shares on the date the option is granted. Option grants generally vest in one-third increments over a three-year vesting period and generally expire from ten years to ten and one-half years after the grant date. One option gives the right to purchase one registered UBS share at the option’s strike price.
Other plans: UBS sponsors a deferred compensation plan for selected eligible employees. Generally, contributions are made on a voluntary and tax deferred basis, and participants are allowed to notionally invest in AIVs. No additional company match is granted, and the plan is generally not forfeitable. In addition, UBS also grants other compensation awards to new recruits and key employees, generally in the form of UBS shares or options.
UBS satisfies share delivery obligations under its option based participation plans either by purchasing UBS shares in the market on grant date or shortly thereafter or through the issuance of new shares. At exercise, shares held in treasury are delivered, or alternatively newly issued, to the employee against receipt of the strike price. As at 31 December 2005, UBS was holding approximately 56 million shares in treasury which is expected to be sufficient for anticipated employee exercises in the next year.

Financial Statements
Notes to the Financial Statements

Note 31 Equity Participation and Other Compensation Plans (continued)
b) UBS share awards

Movements in shares granted under various equity participation plans described in Note 31a) are as follows:

UBS share awards
		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	grant date	Number of	grant date	Number of	grant date
	shares	fair value	shares	fair value	shares	fair value
Share compensation plans	31.12.05	(CHF)	31.12.04	(CHF)	31.12.03	(CHF)

Unvested, at the beginning of the year	24,636,819	79	31,383,890	75	48,136,561	78

Shares awarded during the year	13,626,050	101	11,713,406	95	11,023,553	61

Vested during the year	(10,995,880)	78	(17,996,498)	79	(26,915,860)	75

Forfeited during the year	(404,396)	89	(463,979)	77	(860,364)	79

Unvested, at the end of the year	26,862,593	92	24,636,819	79	31,383,890	75

UBS estimates the grant date fair value of shares awarded during the year by using the average UBS share price on the grant date as quoted on the virtX.

The market value of shares vested was CHF 1,083 million, CHF 1,922 million and CHF 1,677 million for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

c) UBS option awards

Movements in options granted under various equity participation plans described in Note 31a) are as follows:

UBS option awards
		Weighted-		Weighted-		Weighted-
		average		average		average
	Number of	grant date	Number of	grant date	Number of	grant date
	options	fair value [1]	options	fair value [1]	options	fair value [1]
	31.12.05	(CHF)	31.12.04	(CHF)	31.12.03	(CHF)

Outstanding, at the beginning of the year	100,907,354	69	109,040,026	63	88,164,227	67

Granted during the year	22,601,427	109	24,113,252	91	38,969,319	59

Exercised during the year	(30,651,709)	68	(29,396,959)	58	(14,782,471)	54

Forfeited during the year	(1,905,053)	90	(2,692,824)	66	(2,721,970)	64

Expired unexercised	(69,474)	68	(156,141)	76	(589,079)	76

Outstanding, at the end of the year	90,882,545	84	100,907,354	69	109,040,026	63

Exercisable, at the end of the year	37,394,419	70	37,941,280	65	34,726,720	59

1 Some of the options in this table have exercise prices denominated in USD which have been converted into CHF at the year-end spot exchange rates for the purposes of this table.

The weighted average share price of options exercised during the year was CHF 106, CHF 93 and CHF 77 for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

The following table provides additional information about option awards:

	31.12.05	31.12.04	31.12.03

Intrinsic value of options exercised during the year (CHF million)	1,224	960	326

Weighted-average grant date fair value of options granted (CHF)	16	25	15

In addition, UBS received cash of CHF 2,018 million and an income tax benefit of CHF 217 million from the exercise of share options for the year ended 31 December 2005.

The intrinsic value of share-based liabilities (shares and options) paid for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 was CHF 87 million, CHF 669 million and CHF 1,092 million, respectively.

Note 31 Equity Participation and Other Compensation Plans (continued)
c) UBS option awards (continued)

The following tables summarize additional information about options outstanding and options exercisable at 31 December 2005:

as at 31.12.05
	Options outstanding				Options exercisable
		Weighted-		Weighted-		Weighted-		Weighted-
		average	Aggregate	average		average	Aggregate	average
	Number of	exercise	intrinsic	remaining	Number of	exercise	intrinsic	remaining
	options	price	value	contractual	options	price	value	contractual
Range of exercise price per share	outstanding	(CHF / USD)	(CHF million)	term (years)	exercisable	(CHF / USD)	(CHF million)	term (years)

CHF

53.37–70.00	11,419,873	60.44	738	6.8	5,374,311	59.77	351	6.4

70.01–85.00	9,663,720	77.90	456	6.3	9,110,432	77.82	431	6.3

85.01–100.00	12,146,701	95.31	362	7.2	4,179,263	96.83	118	5.6

100.01–126.45	14,458,375	104.08	304	9.1	9,459	102.93	0	9.3

53.37–126.45	47,688,669	86.09	1,860	7.5	18,673,465	76.89	900	6.2

USD

9.48–35.00	1,610,614	25.23	113	1.0	1,610,614	25.23	113	1.0

35.01–45.00	7,739,569	43.15	402	7.1	3,967,147	42.92	207	7.1

45.01–55.00	12,192,501	47.81	577	5.0	10,336,354	47.75	490	4.6

55.01–80.00	10,127,640	71.02	244	7.8	2,745,506	66.61	78	6.3

80.01–96.52	11,523,552	87.38	91	9.1	61,333	83.58	1	9.0

9.48–96.52	43,193,876	62.13	1,427	7.0	18,720,954	47.67	889	5.1

d) Valuation

Upon adoption of IFRS 2 and SFAS 123-R, both titled Share-based Payment, on 1 January 2005, UBS conducted a review of its option valuation inputs to ensure they were in line with the guidance included in the two standards. As a result of that review, UBS now uses a mix of implied and historic volatility instead of solely historic volatility and specific employee exercise behavior patterns based on statistical data instead of a single expected life input to determine the fair value of the options. A more sophisticated option valuation model was concurrently introduced to better model the UBS-specific employee exercise behavior patterns. The overall change in fair value of the options in 2005 versus 2004 is primarily attributable to using implied instead of historic volatility. The use of market-implied volatility decreased the fair value of the option by approximately CHF 7 or 29% compared to using historic volatility. The remaining reduction in fair value of approximately CHF 2 is attributable to the introduction of the new valuation model which uses UBS-specific employee exercise behavior patterns rather than an expected life input, as well as all other input changes based on observable market factors.

The fair value of options granted during 2005 was determined using the following assumptions:

	31.12.05
	CHF awards	range low	range high	USD awards	range low	range high

Expected volatility (%)	23.20	12.39	27.03	23.36	15.21	27.21

Risk-free interest rate (%)	2.00	0.62	2.34	4.11	1.91	4.63

Expected dividend (CHF/USD)	4.59	3.00	7.78	3.77	2.43	8.24

Strike price (CHF/USD)	104.16	96.45	126.45	88.21	78.49	96.52

Share price (CHF/USD)	102.65	96.45	126.45	86.79	78.49	96.52

Financial Statements
Notes to the Financial Statements

Note 31 Equity Participation and Other Compensation Plans (continued)
d) Valuation (continued)

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercises during the lifetime, and gain- and time-dependent exercise behavior. The expected term of each option is calculated, by means of Monte Carlo simulation, as the probability-weighted average of the time of exercise.

The term structure of volatility is derived from the implied volatilities of traded UBS options in combination with the observed long-term historic share price volatility. Dividends are assumed to grow at a 10% yearly rate over the term of the option.
The fair value of options granted during 2004 and 2003 was determined using a proprietary option pricing model, similar to an American-style binomial model, with the following assumptions:

	31.12.04		31.12.03
	CHF awards	USD awards	CHF awards	USD awards

Expected volatility (%)	33.66	33.45	35.20	34.74

Risk-free interest rate (%)	2.03	3.70	1.70	3.17

Expected dividend rate (%)	3.86	3.88	4.58	4.35

Strike price (CHF/USD)	95.59	75.12	60.84	46.44

Share price (CHF/USD)	94.17	74.06	59.32	46.25

Expected life (years)	5.6	5.6	4.5	4.5

The expected life was estimated on the basis of observed employee option exercise patterns. Volatility was derived from the observed long-term historic share price volatility aligned to the expected life of the option. Dividends were assumed to grow at a 10% yearly rate over the expected life of the option.

e) Compensation expense

Generally, under IFRS, for all employee share and option awards for which the underlying is UBS shares, UBS recognizes compensation expense over the requisite service period which is generally equal to the vesting period. Share and option awards typically have a three-year tiered vesting structure which means awards vest in one-third increments over that period. The total share-based compensation expense recognized for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 was CHF 1,662 million, CHF 1,406 million and CHF 1,474 million, respectively. The total income taxes recognized in the Income statement in relation to these expenses were a benefit of CHF 431 million, CHF 64 million and CHF 197 million for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

For the years ended 31 December 2005 and 31 December 2004, virtually all of the expense recorded for share-based payments was related to equity settled plans. For the year ended 31 December 2003, the expense recorded for equity-settled plans was CHF 1,247 million. At 31 December 2005 and 31 December 2004, the total liability related to vested and unvested cash-settled share-based plans was insignificant.
At 31 December 2005, total compensation cost related to non-vested awards not yet recognized in the Income statement is CHF 1,252 million, which is expected to be recognized in Personnel expenses over a weighted average period of 1.87 years.

Note 32 Related Parties

The Group defines related parties as associated companies, post-employment benefit plans for the benefit of UBS employees, key management personnel, close family members of key management personnel and enterprises which are, directly or indirectly, controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. Key management personnel is defined as members of the Board of Directors (BoD) and Group Executive Board (GEB). This definition is based on the requirements of revised IAS 24 Related Party Disclosures adopted by UBS on 1 January 2005 and the “Directive on Information Relating to Corporate Governance” issued by the SWX Swiss Exchange and effective from 1 July 2002 for all listed companies in Switzerland.

Where applicable, prior comparative periods have been restated.

a) Remuneration of key management personnel

The executive members of the BoD have top management employment contracts and receive pension benefits upon retirement. Total remuneration of the executive members of the BoD and GEB is as follows:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Base salaries and other cash payments	15	15	14

Incentive awards – cash	90	70	65

Employer’s contributions to retirement benefit plans	1	1	1

Benefits in kind, fringe benefits (at market value)	3	2	1

Equity compensation benefits [1]	114	103	77

Total	223	191	158

1 Expense for shares and options granted is measured at grant date and allocated over the vesting period, generally 3 years for options and 5 years for shares.

Total compensation numbers exclude merger-related retention payments for two ex-PaineWebber executives of CHF 21.1 million (USD 17.0 million) in 2003. These retention payments were committed to at the time of the merger in 2000 and fully disclosed at the time.

The external members of the BoD do not have employment or service contracts with UBS, and thus are not entitled to benefits upon termination of their service on the BoD. Payments to these individuals for their services as external board members amounted to CHF 6.1 million in 2005, CHF 5.7 million in 2004 and CHF 5.4 million in 2003.

b) Equity holdings
	As at
	31.12.05	31.12.04	31.12.03

Number of stock options from equity participation plans held by executive members of the BoD and the GEB	5,431,125	6,004,997	6,218,011

Number of shares held by members of the BoD, GEB and parties closely linked to them	4,356,992	3,506,610	3,150,217

Of the share totals above, at 31 December 2005, 3,269 shares were held by close family members of key management personnel and 1,243,030 shares were held by enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members.

In addition, at 31 December 2003, executive members of the BoD and GEB held 120,264 warrants (equal to 7,214 shares) from equity participation plans. Further information about UBS’s equity participation plans can be found in Note 31. No member of the BoD or GEB is the beneficial owner of more than 1% of the Group’s shares at 31 December 2005.

Financial Statements
Notes to the Financial Statements

Note 32 Related Parties (continued)

c) Loans, advances and mortgages to key management personnel

Executive members of the BoD and GEB members have been granted loans, fixed advances and mortgages on the same terms and conditions that are available to other employees, based on terms and conditions granted to third parties adjusted for reduced credit risk. Non-executive BoD members are granted loans and mortgages at general market conditions.

Movements in the loan, advances and mortgage balances are as follows:

CHF million	31.12.05	31.12.04

Balance at the beginning of the year	16	25

Additions	7	2

Reductions	(2)	(11)

Balance at the end of the year	21	16

No unsecured loans were granted to key management personnel as at 31 December 2005 and 31 December 2004.

d) Associated companies

Movements in loans to associated companies are as follows:

CHF million	31.12.05	31.12.04

Balance at the beginning of the year	83	81

Additions	267	38

Reductions	(26)	(36)

Credit loss (expense) / recovery	(3)	0

Balance at the end of the year	321	83

All loans to associated companies are transacted at arm’s length. Of the balances above, the amount of unsecured loans amounted to CHF 82 million and CHF 61 million at 31 December 2005 and 31 December 2004, respectively.

Other transactions with associated companies transacted at arm’s length are as follows:

	For the year ended or as at
CHF million	31.12.05	31.12.04	31.12.03

Payments to associates for goods and services received	397	248	120

Fees received for services provided to associates	258	180	122

Commitments and contingent liabilities to associates	39	83

During 2003, UBS sold its VISA acquiring business to Telekurs Holding AG, an associated company. UBS realized a CHF 90 million gain from this divestment. Note 35 provides a list of significant associates.

Note 32 Related Parties (continued)

e) Other related party transactions

During 2005 and 2004, UBS entered into transactions at arm’s length with enterprises which are directly or indirectly controlled by, jointly controlled by or significantly influenced by or in which significant voting power resides with key management personnel or their close family members. In 2005 and 2004 these companies included Bertarelli Biotech SA (Switzerland, previously Bertarelli & Cie.), BMW Group (Germany), Kedge Capital Funds Ltd. (Jersey), Serono Group (Switzerland), Stadler Rail Group (Switzerland), Team Alinghi (Switzerland), and Unisys Corporation (USA). Related parties in 2005 also included Löwenfeld AG (Switzerland) and Royal Dutch Shell plc (UK). In 2004, related parties also included J. Sainsbury plc. (UK).

Movements in loans to other related parties are as follows:

CHF million	31.12.05	31.12.04

Balance at the beginning of the year	294	79

Additions	628	275

Reductions	3	60

Loans at the end of the year [1]	919	294

1 In 2005 includes loans, guarantees and contingent liabilities of CHF 116 million and unused committed facilities of CHF 804 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 52 million. In 2004 includes loans, guarantees and contingent liabilities of CHF 32 million and unused committed facilities of CHF 262 million but excludes unused uncommitted working capital facilities and unused guarantees of CHF 110 million.

No unsecured loans were entered into as at 31 December 2005 and 31 December 2004.

Other transactions with these related parties include:

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03

Goods sold and services provided to UBS	15	34	43

Fees received for services provided by UBS	1	10	7

     As part of its sponsorship of Team Alinghi, defender for the “America’s Cup 2007”, UBS paid CHF 8.4 million (EUR 5.4 million) as sponsoring fee for 2005. Team Alinghi’s controlling shareholder is UBS board member Ernesto Bertarelli.

f) Additional information

UBS also engages in trading and risk management activities (e.g. swaps, options, forwards) with various related parties mentioned in previous sections. These transactions may give rise to credit risk either for UBS or for a related party towards UBS. As part of its normal course of business, UBS is also a market maker in equity and debt instruments and at times may hold positions in instruments of related parties.

Note 33 Securitizations

During the years ended 31 December 2005, 2004 and 2003, UBS securitized (i.e. transformed owned financial assets into securities) residential mortgage loans and securities, commercial mortgage loans and other financial assets, acting as lead or co-manager. UBS’s continuing involvement in these transactions was primarily limited to the temporary retention of various security interests.

     Proceeds received at the time of securitization were as follows:

	Proceeds received
CHF billion	31.12.05	31.12.04	31.12.03

Residential mortgage securitizations	66	91	131

Commercial mortgage securitizations	5	3	4

Other financial asset securitizations	9	9	2

     Related pre-tax gains (losses) recognized, including unrealized gains (losses) on retained interests, at the time of securitization were as follows:

	Pre-tax gains / (losses) recognized
CHF million	31.12.05	31.12.04	31.12.03

Residential mortgage securitizations	107	197	338

Commercial mortgage securitizations	125	141	214

Other financial asset securitizations	17	21	2

At 31 December 2005 and 2004, UBS retained CHF 1.7 billion and CHF 2.4 billion, respectively, in agency residential mortgage securities, backed by the Government National Mortgage Association (GNMA), the Federal National Mortgage Association (FNMA) and the Federal Home Loan Mortgage Corporation (FHLMC). The fair value of retained interests in residential mortgage securities is generally determined using observable market prices. Retained non-investment grade interests in other residential mortgage, commercial mortgage and other securities were not material at 31 December 2005 and 2004.

Note 34 Post-Balance Sheet Events

There have been no material post-balance sheet events which would require disclosure or adjustment to the 31 December 2005 Financial Statements.

     On 2 March 2006, the Board of Directors reviewed the Financial Statements and authorized them for issue. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on 19 April 2006 for approval.

Note 35 Significant Subsidiaries and Associates

The legal entity group structure of UBS is designed to support the Group’s businesses within an efficient legal, tax, regulatory and funding framework. Neither the Business Groups of UBS (namely Investment Bank, Global Wealth Management & Business Banking and Global Asset Management) nor Corporate Center are replicated in their own individual legal entities, but rather they generally operate out of UBS AG (Parent Bank) through its Swiss and foreign branches.

     The parent bank structure allows UBS to capitalize on the advantages offered by the use of one legal platform by all the Business Groups. It provides for the most cost efficient and flexible structure and facilitates efficient allocation and use of capital, comprehensive risk management and control and straightforward funding processes.
     Where, usually due to local legal, tax or regulatory rules or due to additional legal entities joining the UBS Group via acquisition, it is either not possible or not efficient to operate out of the parent bank, then local subsidiary companies host the businesses. The significant operating subsidiary companies in the Group are listed below:

Significant subsidiaries
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

Banco UBS SA	Rio de Janeiro, Brazil	IB	BRL	52.9		100.0

Crédit Industriel SA	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

Etra SIM SpA	Milan, Italy	Global WM&BB	EUR	7.6		100.0

Factors AG	Zurich, Switzerland	Global WM&BB	CHF	5.0		100.0

Noriba Bank BSC	Manama, Bahrain	Global WM&BB	USD	10.0		100.0

PaineWebber Capital Inc	Delaware, USA	IB	USD	25.8		100.0

PT UBS Securities Indonesia	Jakarta, Indonesia	IB	IDR	100,000.0		98.4

Thesaurus Continentale Effekten-Gesellschaft in Zürich	Zurich, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	4.0		100.0

UBS (France) SA	Paris, France	Global WM&BB	EUR	10.7		100.0

UBS (Grand Cayman) Limited	George Town, Cayman Islands	IB	USD	25.0		100.0

UBS (Italia) SpA	Milan, Italy	Global WM&BB	EUR	60.0		100.0

UBS (Luxembourg) SA	Luxembourg, Luxembourg	Global WM&BB	CHF	150.0		100.0

UBS (Monaco) SA	Monte Carlo, Monaco	Global WM&BB	EUR	9.2		100.0

UBS (Trust and Banking) Limited	Tokyo, Japan	Global AM	JPY	11,150.0		100.0

UBS Advisory and Capital Markets Australia Ltd	Sydney, Australia	IB	AUD	580.8	[2]	100.0

UBS Alternative and Quantitative Investments LLC	Delaware, USA	Global AM	USD	0.0		100.0

UBS Americas Inc	Delaware, USA	IB	USD	4,550.8		100.0

UBS Asesores SA	Panama, Panama	Global WM&BB	USD	0.0		100.0

UBS Australia Limited	Sydney, Australia	IB	AUD	50.0		100.0

UBS Bank (Canada)	Toronto, Canada	Global WM&BB	CAD	8.5		100.0

UBS Bank USA	Utah, USA	Global WM&BB	USD	1,700.0		100.0

UBS Belgium SA/NV	Brussels, Belgium	Global WM&BB	EUR	17.0		100.0

UBS Capital (Jersey) Ltd	St. Helier, Jersey	IB	GBP	226.0		100.0

UBS Capital AG	Zurich, Switzerland	IB	CHF	5.0		100.0

UBS Capital Americas Investments II LLC	Delaware, USA	IB	USD	130.0	[2]	100.0

UBS Capital Americas Investments III Ltd	George Town, Cayman Islands	IB	USD	61.1	[2]	100.0

UBS Capital Asia Pacific Limited	George Town, Cayman Islands	IB	USD	5.0		100.0

UBS Capital BV	Amsterdam, the Netherlands	IB	EUR	118.8	[2]	100.0

UBS Capital II LLC	Delaware, USA	IB	USD	2.6	[2]	100.0

UBS Capital Latin America LDC	George Town, Cayman Islands	IB	USD	113.0	[2]	100.0

UBS Capital LLC	Delaware, USA	IB	USD	378.5	[2]	100.0

UBS Card Center AG	Glattbrugg, Switzerland	Global WM&BB	CHF	0.1		100.0

UBS Commodities Canada Ltd.	Toronto, Canada	IB	USD	11.3		100.0

UBS Corporate Finance Italia SpA	Milan, Italy	IB	EUR	1.9		100.0

UBS Derivatives Hong Kong Limited	Hong Kong, China	IB	HKD	60.0		100.0

UBS Deutschland AG	Frankfurt am Main, Germany	Global WM&BB	EUR	176.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

UBS Employee Benefits Trust Limited	St. Helier, Jersey	CC	CHF	0.0		100.0

UBS Energy LLC	Delaware, USA	IB	USD	0.0		100.0

UBS España SA	Madrid, Spain	Global WM&BB	EUR	62.2		100.0

UBS Fiduciaria SpA	Milan, Italy	Global WM&BB	EUR	0.2		100.0

UBS Fiduciary Trust Company	New Jersey, USA	Global WM&BB	USD	4.4	[2]	99.6

UBS Finance (Cayman Islands) Ltd	George Town, Cayman Islands	CC	USD	0.5		100.0

UBS Finance (Curação) NV	Willemstad, Netherlands Antilles	CC	USD	0.1		100.0

UBS Finance (Delaware) LLC	Delaware, USA	IB	USD	37.3	[2]	100.0

UBS Financial Services Inc	Delaware, USA	Global WM&BB	USD	1,672.3	[2]	100.0

UBS Financial Services Incorporated of Puerto Rico	Hato Rey, Puerto Rico	Global WM&BB	USD	31.0	[2]	100.0

UBS Fund Advisor LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS Fund Holding (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	42.0		100.0

UBS Fund Holding (Switzerland) AG	Basel, Switzerland	Global AM	CHF	18.0		100.0

UBS Fund Management (Switzerland) AG	Basel, Switzerland	Global AM	CHF	1.0		100.0

UBS Fund Services (Cayman) Ltd	George Town, Cayman Islands	Global AM	USD	5.6		100.0

UBS Fund Services (Ireland) Limited	Dublin, Ireland	Global AM	EUR	1.3		100.0

UBS Fund Services (Luxembourg) SA	Luxembourg, Luxembourg	Global AM	CHF	2.5		100.0

UBS Global Asset Management (Americas) Inc	Delaware, USA	Global AM	USD	0.0		100.0

UBS Global Asset Management (Australia) Ltd	Sydney, Australia	Global AM	AUD	8.0		100.0

UBS Global Asset Management (Canada) Co	Toronto, Canada	Global AM	CAD	117.0		100.0

UBS Global Asset Management (Deutschland) GmbH	Frankfurt am Main, Germany	Global AM	EUR	7.7		100.0

UBS Global Asset Management (France) SA	Paris, France	Global WM&BB	EUR	2.1		100.0

UBS Global Asset Management (Hong Kong) Limited	Hong Kong, China	Global AM	HKD	25.0		100.0

UBS Global Asset Management (Italia) SIM SpA	Milan, Italy	Global AM	EUR	2.0		100.0

UBS Global Asset Management (Japan) Ltd	Tokyo, Japan	Global AM	JPY	2,200.0		100.0

UBS Global Asset Management (Singapore) Ltd	Singapore, Singapore	Global AM	SGD	4.0		100.0

UBS Global Asset Management (Taiwan) Ltd	Taipei, Taiwan	Global AM	TWD	340.0		100.0

UBS Global Asset Management (US) Inc	Delaware, USA	Global AM	USD	35.2	[2]	100.0

UBS Global Asset Management Holding Ltd	London, Great Britain	Global AM	GBP	33.0		100.0

UBS Global Life AG	Vaduz, Liechtenstein	Global WM&BB	CHF	5.0		100.0

UBS Global Trust Corporation	St. John, Canada	Global WM&BB	CAD	0.1		100.0

UBS International Holdings BV	Amsterdam, the Netherlands	CC	EUR	6.8		100.0

UBS International Inc	New York, USA	Global WM&BB	USD	34.3	[2]	100.0

UBS International Life Limited	Dublin, Ireland	Global WM&BB	EUR	1.0		100.0

UBS Investment Bank Nederland BV	Amsterdam, the Netherlands	IB	EUR	10.8		100.0

UBS Investment Management Canada Inc	Toronto, Canada	Global WM&BB	CAD	0.0		100.0

UBS Italia SIM SpA	Milan, Italy	IB	EUR	15.1		100.0

UBS Leasing AG	Zurich, Switzerland	Global WM&BB	CHF	10.0		100.0

UBS Life AG	Zurich, Switzerland	Global WM&BB	CHF	25.0		100.0

UBS Life Insurance Company (USA)	California, USA	Global WM&BB	USD	39.3	[2]	100.0

UBS Limited	London, Great Britain	IB	GBP	29.4		100.0

UBS Loan Finance LLC	Delaware, USA	IB	USD	16.7		100.0

UBS Mortgage Holdings LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS New Zealand Limited	Auckland, New Zealand	IB	NZD	7.5		100.0

UBS O’Connor LLC	Delaware, USA	Global AM	USD	1.0		100.0

UBS Portfolio LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Preferred Funding Company LLC I	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC II	Delaware, USA	CC	USD	0.0		100.0

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.

Note 35 Significant Subsidiaries and Associates (continued)

Significant subsidiaries (continued)
				Share		Equity
	Jurisdiction	Business		capital		interest
Company	of incorporation	Group [1]		in millions		accumulated in %

UBS Preferred Funding Company LLC III	Delaware, USA	CC	USD	0.0		100.0

UBS Preferred Funding Company LLC IV	Delaware, USA	CC	USD	0.0		100.0

UBS Principal Finance LLC	Delaware, USA	IB	USD	0.1		100.0

UBS Private Clients Australia Ltd	Melbourne, Australia	Global WM&BB	AUD	53.9		100.0

UBS Real Estate Investments Inc	Delaware, USA	IB	USD	0.3		100.0

UBS Real Estate Kapitalanlagegesellschaft mbH	Munich, Germany	Global AM	EUR	7.5		51.0

UBS Real Estate Securities Inc	Delaware, USA	IB	USD	0.4		100.0

UBS Realty Investors LLC	Massachusetts, USA	Global AM	USD	9.3		100.0

UBS Securities (Thailand) Ltd	Bangkok, Thailand	IB	THB	400.0		100.0

UBS Securities Asia Limited	Hong Kong, China	IB	HKD	20.0		100.0

UBS Securities Australia Ltd	Sydney, Australia	IB	AUD	209.8	[2]	100.0

UBS Securities Canada Inc	Toronto, Canada	IB	CAD	10.0		50.0

UBS Securities España Sociedad de Valores SA	Madrid, Spain	IB	EUR	15.0		100.0

UBS Securities France SA	Paris, France	IB	EUR	22.9		100.0

UBS Securities Hong Kong Limited	Hong Kong, China	IB	HKD	230.0		100.0

UBS Securities India Private Limited	Mumbai, India	IB	INR	237.8		75.0

UBS Securities International Limited	London, Great Britain	IB	GBP	18.0		100.0

UBS Securities Japan Ltd	George Town, Cayman Islands	IB	JPY	60,000.0		100.0

UBS Securities Limited	London, Great Britain	IB	GBP	140.0		100.0

UBS Securities Limited Seoul Branch	Seoul, South Korea	IB	KRW	0.0		100.0

UBS Securities LLC	Delaware, USA	IB	USD	2,141.4	[2]	100.0

UBS Securities Malaysia Sdn Bdn	Kuala Lumpur, Malaysia	IB	MYR	75.0		100.0

UBS Securities Philippines Inc	Makati City, Philippines	IB	PHP	150.0		100.0

UBS Securities Pte. Ltd.	Singapore, Singapore	IB	SGD	90.0		100.0

UBS Services USA LLC	Delaware, USA	Global WM&BB	USD	0.0		100.0

UBS South Africa (Proprietary) Limited	Sandton, South Africa	IB	ZAR	87.1	[2]	100.0

UBS Swiss Financial Advisers AG	Zurich, Switzerland	Global WM&BB	CHF	1.5		100.0

UBS Trust Company National Association	New York, USA	Global WM&BB	USD	5.0	[2]	100.0

UBS Trustees (Bahamas) Ltd	Nassau, Bahamas	Global WM&BB	USD	2.0		100.0

UBS Trustees (Cayman) Ltd	George Town, Cayman Islands	Global WM&BB	USD	2.0		100.0

UBS Trustees (Jersey) Ltd	St. Helier, Jersey	Global WM&BB	GBP	0.0		100.0

UBS Trustees (Singapore) Ltd	Singapore, Singapore	Global WM&BB	SGD	3.3		100.0

UBS UK Holding Limited	London, Great Britain	IB	GBP	5.0		100.0

UBS UK Properties Limited	London, Great Britain	IB	GBP	100.0		100.0

UBS Wealth Management (UK) Ltd	London, Great Britain	Global WM&BB	GBP	2.5		100.0

Motor-Columbus AG	Baden, Switzerland	CC	CHF	253.0		55.6

Aare-Tessin AG für Elektrizität [3]	Olten, Switzerland	CC	CHF	303.6		33.0

Atel Energia S.r.l. [3]	Milan, Italy	CC	EUR	20.0		32.3

Atel Installationstechnik AG [3]	Olten, Switzerland	CC	CHF	30.0		33.0

Entrade GmbH [3]	Schaffhausen, Switzerland	CC	CHF	0.4		24.7

GAH Beteiligungs AG [3]	Heidelberg, Germany	CC	EUR	25.0		33.0

Società Elettrica Sopracenerina SA [3]	Locarno, Switzerland	CC	CHF	27.5		19.6

1 Global WM&BB: Global Wealth Management & Business Banking, Global AM: Global Asset Management, IB: Investment Bank, CC: Corporate Center.  2 Share capital and share premium.  3 Not wholly owned subsidiary controlled by Motor-Columbus which itself is only 55.6% owned by UBS.

Financial Statements
Notes to the Financial Statements

Note 35 Significant Subsidiaries and Associates (continued)

Consolidated companies: changes in 2005

Significant new companies

Etra SIM SpA – Milan, Italy

UBS Real Estate Kapitalanlagegesellschaft mbH – Munich, Germany

UBS Swiss Financial Advisers AG – Zurich, Switzerland

Deconsolidated companies

Significant deconsolidated companies	Reason for deconsolidation

Ehinger & Armand von Ernst AG – Zurich, Switzerland	Sold

Ferrier Lullin & Cie SA – Geneva, Switzerland	Sold

BDL Banco di Lugano – Lugano, Switzerland	Sold

GAM Holding AG – Zurich, Switzerland	Sold

UBS Investment Bank AG – Frankfurt am Main, Germany	Merged

UBS Capital SpA – Milan, Italy	Sold

Cantrade Private Bank Switzerland (CI) Limited – St. Helier, Jersey	Sold

GAM Limited – Hamilton, Bermuda	Sold

BDL Banco di Lugano (Singapore) Ltd – Singapore, Singapore	Sold

SBC Wealth Management AG – Zug, Switzerland	Merged

Significant associates
		Equity interest	Share capital
Company	Industry	in %	in millions

Electricité d’Emosson SA – Martigny, Switzerland	Electricity	16	CHF	140

Engadiner Kraftwerke AG – Zernez, Switzerland	Electricity	7	CHF	140

Kernkraftwerk Gösgen-Däniken AG – Däniken, Switzerland	Electricity	13	CHF	350	[1]

Kernkraftwerk Leibstadt AG – Leibstadt, Switzerland	Electricity	9	CHF	450

SIS Swiss Financial Services Group AG – Zurich, Switzerland	Financial	33	CHF	26

Telekurs Holding AG – Zurich, Switzerland	Financial	33	CHF	45

UBS Alpha Select – George Town, Cayman Islands	Private Investment Company	32	USD	295	[2]

UBS Alpha Hedge Fund – George Town, Cayman Islands	Private Investment Company	23	USD	345	[2]

UBS Currency Portfolio Ltd – George Town, Cayman Islands	Private Investment Company	25	USD	957	[2]

UBS Global Equity Arbitrage Ltd – George Town, Cayman Islands	Private Investment Company	21	USD	613	[2]

Azienda Energetica Municipale S.p.A. – Milan, Italy	Electricity	2	EUR	930

Chou Mitsui Private Equity Partners Investment Limited Partnership V – Tokyo, Japan	Private Investment Company	47	JPY	10,490

ATR Acquisition LLC – Texas, USA	Manufacturing	28	USD	273

Waterside Plaza Holdings LLC – Delaware, USA	Real Estate	50	USD	119

1 Thereof paid in CHF 290 million.  2 For hedge funds net asset value instead of share capital.

None of the above investments carries voting rights that are significantly different from the proportion of shares held.

Note 36 Invested Assets and Net New Money

Invested assets include all client assets managed by or deposited with UBS for investment purposes only. Assets included are, for example, managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts and wealth management securities or brokerage accounts. All assets held for purely transactional purposes and custody-only including corporate client assets held for cash management and transactional purposes are excluded, as the bank only administers the assets and does not offer advice on how the assets should be invested. Also excluded are non-bankable assets (e. g. art collections) and deposits from third-party banks for funding or trading purposes.

Discretionary assets are defined as those where the bank decides on how a client’s assets are invested. Other invested assets are those where the client decides on how the assets are invested. When a single product is created in one Business Group and sold in another, it is counted in both the Business Group that does the investment management and the one that distributes it. This results in double counting within UBS total invested assets, as both Business Groups are providing a service independently to their respective clients, and both add value and generate revenue.

     Net new money is the net amount of invested assets that are acquired by the bank from new clients, invested assets that are lost when clients terminate their relationship with UBS and the inflows and outflows of invested assets from existing UBS clients. Net new money is calculated with the direct method, which is based on transaction level in- and out-flows to/from invested assets at client level. Interest and dividend income from invested assets is not included in the net new money result. Market and currency movements as well as fees and commissions are also excluded, as are the effects resulting from any acquisition or divestment of a UBS subsidiary or business. Interest expense on loans to clients results in net new money outflows. Reclassifications between invested assets and client assets as a result of a change in the service level delivered are treated as net new money flow.
     Private Banks & GAM was sold on 2 December 2005.

CHF billion	31.12.05	31.12.04

Fund assets managed by UBS	390	354

Discretionary assets	716	570

Other invested assets	1,546	1,293

Total invested assets	2,652	2,217

thereof double count	332	294

Net new money	148.5	89.9

Note 37 Business Combinations

During 2005, UBS completed several acquisitions that were accounted for as business combinations. None of the acquisitions was individually significant to the financial statements, and therefore they are presented in aggregate for each of Financial Businesses and Industrial Holdings.

Financial Businesses

In 2005, Wealth Management completed the acquisitions of Julius Baer North America, Etra SIM S.p.A. (Etra) and Dresdner Bank Lateinamerika (DBLA).

Julius Baer North America
On 1 April 2005, UBS acquired the assets of Julius Baer’s wealth management operations in North America, which also include certain related assets in Switzerland, for an aggregate consideration of approximately CHF 76 million. The business manages over USD 4 billion of client assets, including custodial assets, and employs approximately 50 staff in four locations. These operations have been integrated to further strengthen UBS’s wealth management operations.

Etra
Effective 31 May 2005, UBS acquired Etra, an independent Italian financial intermediary firm, for an aggregate consideration of approximately CHF 26 million. Etra serves wealthy private and institutional clients in Italy and manages approximately EUR 400 million of client assets with 20 staff. The operations have subsequently been integrated into UBS’s Italian wealth management unit.

Dresdner Bank Lateinamerika
On 29 April 2005, UBS acquired wealth management operations from Dresdner Bank Lateinamerika (DBLA) located in Hamburg, New York, Miami, Zurich and the Bahamas. The Hamburg activities represent approximately two thirds of DBLA’s acquired business, while the remainder is spread over the other four locations. The cost of the acquisition was approximately CHF 136 million, and resulted in the recognition of goodwill of approximately CHF 133 million. The acquired business managed invested assets from private clients of approximately EUR 3.7 billion. The acquired business covers all important Latin American markets and strengthens UBS’s position as a provider of wealth management services for clients in that region.

Global Asset Management – Siemens Real Estate Funds
Effective 1 April 2005, UBS expanded its asset management activities in Germany by acquiring a 51% stake in the real estate investment management business of Siemens Kapitalanlagegesellschaft mbH (SKAG), a subsidiary of Siemens AG, the German engineering conglomerate. The purchase price was CHF 67 million, allocated to identified net assets at fair value of approximately CHF 10 million and goodwill of approximately CHF 57 million. The business comprises three open-end real estate funds with a total fund volume of approximately EUR 2 billion (as at 31 December 2004) and has been integrated into the global real estate business, giving it access to Global Asset Management’s established distribution network. The business was renamed UBS Real Estate Kapitalanlagegesellschaft mbH.

Investment Bank – Prediction
On 11 November 2005, UBS acquired the remaining 68.3% of Prediction LLC (Prediction), a financial engineering and trading software company located in Santa Fe, New Mexico, USA. UBS has owned a 31.7% minority stake in the company since 2000. The purchase is in line with UBS’s focus on technology and allows continuous operation and development of Prediction’s automated trading systems. Furthermore, UBS secures the know-how available at Prediction and the opportunity to leverage it across UBS. The purchase price of approximately CHF 84 million was primarily allocated to intangible assets valued at approximately CHF 26 million and goodwill of approximately CHF 51 million.

     Details of assets and liabilities recognized from the acquisitions above are as follows:

Note 37 Business Combinations (continued)

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	2	43	45

Property and equipment	2	0	2

Financial investments	35	0	35

Goodwill	0	327	327

All other assets	1,092	0	1,092

Total assets	1,131	370	1,501

Liabilities

Provisions	18	0	18

Deferred tax liabilities	0	6	6

All other liabilities	1,022	2	1,024

Total liabilities	1,040	8	1,048

Net assets	91	362	453

Total liabilities and equity	1,131	370	1,501

Industrial Holdings

On 1 July 2005, Motor-Columbus acquired Elektroline a.s., a service company active in the electricity business in the Czech Republic. The operations are small and are an entry base in the energy service market in that country.
On 20 December 2005, Motor-Columbus acquired Moravske Teplarny a.s., a power generator in the Czech Republic, for a consideration of approximately CHF 108 million. The purchase price was predominantly allocated to the power station and fair value of net assets acquired was equal to the purchase price. No goodwill was recognized in this acquisition. The acquisition is a further step in expanding Motor-Columbus’s operations in Eastern Europe.

Details of assets and liabilities recognized from the two acquisitions above are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Property and equipment	97	14	111

Deferred tax assets	0	2	2

Goodwill	0	4	4

All other assets	15	0	15

Total assets	112	20	132

Liabilities

Provisions	1	0	1

Deferred tax liabilities	6	5	11

All other liabilities	6	(4)	2

Total liabilities	13	1	14

Net assets	99	19	118

Total liabilities and equity	112	20	132

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

Business combinations completed in 2004
During 2004, UBS completed several acquisitions that were accounted for as business combinations. Except Motor-Columbus, which is discussed separately, none of the acquisitions was individually significant to the financial statements, and therefore, they are presented in aggregate per business group.

Wealth Management

In the first quarter of 2004, UBS acquired the private banking operations of Lloyds Bank S.A., France, and the private client business of Merrill Lynch in Germany and Austria. The two businesses together had invested assets of approximately CHF 3.3 billion at the date of acquisition. Both businesses have been integrated into the local UBS Wealth Management operations and have helped to significantly increase the client base in France and Germany.
     In the second quarter of 2004, UBS acquired Laing & Cruickshank and Scott Goodman Harris, both British firms. Laing & Cruickshank, acquired for a consideration of approximately CHF 363 million, provides comprehensive wealth management services to high net worth investors and charities. 75 client advisors looked after invested assets of approximately CHF 11.4 billion, which doubled the size of UBS’s wealth management operations in the United Kingdom. Scott Goodman Harris, with 28 employees, provides advice on pension and retirement benefit products, serving primarily executives and company directors. Subsequent to the acquisition both firms have been integrated into the UBS wealth management operations in the UK.
     In fourth quarter 2004, UBS acquired Sauerborn Trust AG (Sauerborn), an independent German firm providing financial advisory services to individuals in the ultra-high net worth segment. Sauerborn has approximately CHF 9.4 billion of assets under management. UBS has merged its ultra-high net worth segment within the German wealth management business with the operations of Sauerborn to provide an expanded range of services and products to its clients and reap the benefits of synergies. UBS paid a cash consideration of approximately CHF 140 million (EUR 91 million) at closing, and will pay a further CHF 65 million (EUR 42 million) in three equal installments over two years.
     The aggregate purchase price for the five acquisitions is approximately CHF 696 million and has been allocated to acquired net assets at fair value of CHF 175 million. The difference of CHF 521 million from the purchase price has been recognized as goodwill.
     Details of assets and liabilities recognized are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	0	162	162

Property and equipment	3	(1)	2

Financial investments	5	0	5

Goodwill	0	521	521

All other assets	260	2	262

Total assets	268	684	952

Liabilities

Provisions	5	19	24

Deferred tax liabilities	0	54	54

All other liabilities	178	0	178

Total liabilities	183	73	256

Net assets	85	611	696

Total liabilities and equity	268	684	952

Intangible assets recognized relate to the existing customer relationships of the businesses and have been assigned useful lives of twenty years, over which they will be amortized.

Note 37 Business Combinations (continued)

Investment Bank

In fourth quarter 2004, UBS acquired Charles Schwab SoundView Capital Markets, the Capital Markets Division of Charles Schwab Corp. (Schwab), for an aggregate cash consideration of approximately CHF 304 million. The business comprises equities trading and sales, including a third-party execution business, along with Schwab’s NASDAQ trading system. This business handles over 200 million shares a day in trade volume and makes a market in over 11,000 stocks. As part of the acquisition, UBS and Schwab have entered into multi-year execution service agreements for the handling of Schwab’s equities and listed options orders. The business was integrated in the Equities business of the Investment Bank.
     Also in fourth quarter 2004, UBS acquired from Brunswick Capital their 50% stake in the equal partnership joint venture Brunswick UBS, an equity brokerage and trading, investment banking and custody joint venture in Russia. The total purchase price has been estimated at approximately CHF 203 mil-
lion, of which UBS paid at closing a cash consideration to the sellers of CHF 113 million (USD 99 million), while the balance, which includes 20% of Brunswick UBS’s net profits for 2005, is payable in 2005 and 2006. Formed in 1997, Brunswick UBS has developed a significant franchise in the Russian securities market, employing 120 people in Moscow. UBS already consolidated Brunswick, so that the effects of this acquisition on the financial statements are minor.
     The aggregate purchase price for the two businesses is approximately CHF 507 million, a portion of which includes a deferred component linked to future results of operations. Accordingly, a revision of the current purchase price estimate will be made, if necessary, once final payments have been determined. The purchase price has been allocated to net assets acquired of CHF 198 million, which includes a revaluation of CHF 27 million related to UBS’s existing interest in Brunswick. The difference of CHF 336 million from the purchase price has been recognized as goodwill.
     Details of assets and liabilities recognized are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	21	133	154

Property and equipment	20	(13)	7

Financial investments	99	(2)	97

Deferred tax assets	37	(37)	0

Goodwill	0	336	336

All other assets	361	(1)	360

Total assets	538	416	954

Liabilities

Deferred tax liabilities	0	23	23

All other liabilities	364	32	396

Total liabilities	364	55	419

Equity attributable to minority interests	40	(39)	1

Equity attributable to shareholders	134	400	534

Total liabilities and equity	538	416	954

     Intangible assets recognized relate to the businesses’ existing customer relationships and have been assigned useful lives of five years, in the case of Brunswick, and eight years, in the case of Schwab, over which they will be amortized.

Financial Statements
Notes to the Financial Statements

Note 37 Business Combinations (continued)

Notz Stucki

In first quarter 2004, Ferrier Lullin, one of UBS’s private label banks, acquired Notz Stucki & Co., a small private bank in Geneva. The activities have been integrated into the operations of Ferrier Lullin. The purchase price of CHF 42 million was allocated to net tangible assets of CHF 22 million, and Notz Stucki’s customer base of CHF 21 million, less deferred taxes of CHF 5 million. The difference of CHF 4 million from the purchase price was recognized as goodwill. On 2 December 2005, the business was sold as part of Private Banks & GAM to Julius Baer.

Motor-Columbus

On 1 July 2004, UBS acquired from RWE, a German utilities company, its 20% ownership interest in Motor-Columbus AG (Motor-Columbus) for a cash consideration, including incidental acquisition costs, of approximately CHF 379 million. UBS now holds a 55.6% majority interest in Motor-Columbus, a Swiss holding company whose most significant asset is an approximate 59.3% ownership interest in Aare-Tessin AG für Elektrizität (Atel), a Swiss group engaged in the production, distribution and trading of electricity.
UBS now consolidates Motor-Columbus and treated the acquisition of the 20% ownership interest as a business combination. The purchase price was allocated to acquired net assets of approximately CHF 260 million and the difference of CHF 119 million from the purchase price was recognized as goodwill. In accordance with IFRS 3, the existing 35.6% interest in Motor-Columbus was revalued to the valuation basis established at 1 July 2004, resulting in a revaluation amount of approximately CHF 81 million (CHF 63 million net of deferred tax liabilities), which was recorded directly in equity. The minority interests were also revalued to the new valuation basis, so that assets acquired and liabilities assumed are carried at full fair value. Details of assets, liabilities and minority interests, for which a step-up to fair value was recognized in purchase accounting, and all other assets and liabilities recognized at carryover basis are as follows:

		Step-up to
CHF million	Book value	fair value	Fair value

Assets

Intangible assets	444	750	1,194

Property and equipment	1,939	144	2,083

Investments in associates	655	367	1,022

Financial investments	621	19	640

Deferred tax assets	113	67	180

All other assets	2,629	0	2,629

Total assets	6,401	1,347	7,748

Liabilities

Provisions	835	75	910

Debt issued	700	27	727

Deferred tax liabilities	293	308	601

All other liabilities	3,045	0	3,045

Total liabilities	4,873	410	5,283

Equity attributable to minority interests	784	382	1,166

Equity attributable to shareholders	744	555	1,299

Total liabilities and equity	6,401	1,347	7,748

     The CHF 75 million step-up to fair value of provision relates to contingent liabilities arising from guarantees and certain contractual obligations. UBS’s share in the equity at fair value of CHF 1,299 million is CHF 723 million, while the remaining CHF 576 million is additional minority interests, bringing the total minority interest as of the acquisition date to CHF 1,742 million.
     Useful economic lives of between 4 and 25 years have been assigned to amortizable and depreciable assets based on contractual lives, where applicable, or estimates of the period during which the assets will benefit the operations.

Note 37 Business Combinations (continued)

Pro-forma information (unaudited)

The following pro-forma information shows UBS’s total operating income, net profit and basic earnings per share as if all of the acquisitions completed in 2005 had been made as at 1 January 2005 and 2004, and all acquisitions completed in 2004 had been made as at 1 January 2004 and 2003. Adjustments have been made to reflect additional amortization and depreciation of assets and liabilities, which have been assigned fair values different from their carryover basis in purchase accounting.

	For the year ended
CHF million, except where indicated	31.12.05	31.12.04	31.12.03

Total operating income	51,069	46,336	39,536

Net profit	14,043	8,044	6,277

Basic earnings per share (CHF)	13.95	7.81	5.62

Acquisitions announced in 2006

UBS Bunting Limited
On 19 January 2006, UBS announced the proposed acquisition of the 50% minority interest in its Canadian institutional securities subsidiary, UBS Bunting Limited. The purchase price will consist of a combination of cash and UBS stock totaling CAD 144 million (approximately CHF 157 million) plus up to an additional CAD 29 million (approximately CHF 32 million) depending on the performance of the acquired business post-closing in 2006 and 2007. The transaction is expected to close during the first quarter of 2006 and is subject to shareholder and regulatory approvals. UBS currently owns a controlling stake of 50% in UBS Bunting Limited, with the remaining shares held by employees of its wholly owned operating subsidiary.

Note 38 Discontinued Operations

Private Banks & GAM

On 2 December 2005, UBS sold its Private Banks & GAM unit to Julius Baer for an aggregate consideration of CHF 5,683 million, of which CHF 3,375 million was received in cash, CHF 225 million in the form of hybrid Tier 1 instruments, and the remaining CHF 2,083 million representing a 21.5% stake in the enlarged Julius Baer. As part of the sales agreement, CHF 200 million of cash was retained within UBS. The gain on sale after taxes from this transaction amounts to CHF 3,705 million.
     As part of the agreement, UBS agreed to a lock-up period of 18 months for 19.9% of the stake and of three months for the remaining 1.6%. The value of the Julius Baer stake is based on a price of CHF 86.20 per share at the date of closing, which is a discount of 8.4% to the market price to take into account the 18-month lock-up period to which 19.9% of the stake is subject. Shortly after closing, UBS reduced its 21.5% stake to approximately 20.7% by settling call options that were outstanding on the shares of the former holding company of the Private Banks & GAM businesses.
     UBS has agreed not to take a seat on Julius Baer’s board of directors or exercise any control or influence on its strategy or on its operational business decisions, and has no right to register its shares with voting rights for a period of 3 years, unless specifically defined events occur that could materially dilute or otherwise affect UBS’s position as an investor in Julius
Baer. In such an event, UBS has the option to register its shares with voting rights and thus obtain the possibility to vote them at shareholders’ meetings. Given the fact that the shares are not entered into Julius Baer’s share register with voting rights, UBS classified the stake as a financial investment available-for-sale.
     Private Banks & GAM is presented as a discontinued operation in these financial statements. Private Banks & GAM comprised the three private banks Banco di Lugano, Ehinger & Armand von Ernst and Ferrier Lullin as well as specialist asset manager GAM and was presented as a separate business segment.

Industrial Holdings

In 2005, UBS sold four of its consolidated private equity investments for an aggregate cash consideration of CHF 179 million. In 2004, UBS sold five of its consolidated private equity investments for an aggregate cash consideration of CHF 141 million, while in 2003 one consolidated private equity investment was sold for an aggregate cash consideration of CHF 456 million. These private equity investments were all held within the Industrial Holdings segment and were sold in line with UBS’s strategy to exit the private equity business. These investments are presented as discontinued operations in these Financial Statements.

Note 38 Discontinued Operations (continued)

CHF million	For the year ended 31.12.05
	Private Banks & GAM	Industrial Holdings

Operating income	1,102	975

Operating expenses	633	967

Profit from operations before tax	469	8

Pre-tax gain on sale	4,095	116

Profit from discontinued operations before tax	4,564	124

Tax expense on profit from operations	99	9

Tax expense on gain on sale	390	0

Tax expense from discontinued operations	489	9

Net profit from discontinued operations	4,075	115

Net cash flows from

operating activities	(143)	41

investing activities	(22)	(14)

financing activities	0	1

CHF million	For the year ended 31.12.04
	Private Banks & GAM	Industrial Holdings

Operating income	1,086	1,890

Operating expenses	690	1,818

Profit from operations before tax	396	72

Pre-tax gain on sale	0	68

Profit from discontinued operations before tax	396	140

Tax expense on profit from operations	97	32

Tax expense on gain on sale	0	0

Tax expense from discontinued operations	97	32

Net profit from discontinued operations	299	108

Net cash flows from

operating activities	(725)	5

investing activities	30	(34)

financing activities	3	44

CHF million	For the year ended 31.12.03
	Private Banks & GAM	Industrial Holdings

Operating income	882	2,136

Operating expenses	662	2,071

Profit from operations before tax	220	65

Pre-tax gain on sale	0	194

Profit from discontinued operations before tax	220	259

Tax expense on profit from operations	52	27

Tax expense on gain on sale	0	0

Tax expense from discontinued operations	52	27

Net profit from discontinued operations	168	232

Net cash flows from

operating activities	2,348	103

investing activities	135	(118)

financing activities	(1)	(3)

Note 38 Discontinued Operations (continued)

Motor-Columbus

On 30 September 2005, UBS announced that it had signed agreements to sell its 55.6% stake in Motor-Columbus to a consortium of Atel’s Swiss minority shareholders, EOS Holding and Atel, as well as to the French utility Electricité de France (EDF). The sale price has been set at CHF 1.3 billion, resulting in an estimated pre-tax gain for UBS of around CHF
350 million. The transaction must be approved by various national and international authorities.
Motor-Columbus continues to be presented as a continuing operation until it is highly probable that the conditions precedent, to which the sale is subject, will be met. At that time, Motor-Columbus will be presented as a discontinued operation in the Financial Statements.

Note 39 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate		Average rate
	As at		Year ended
	31.12.05	31.12.04	31.12.05	31.12.04	31.12.03

1 USD	1.31	1.14	1.25	1.24	1.34

1 EUR	1.56	1.55	1.55	1.54	1.54

1 GBP	2.26	2.19	2.27	2.27	2.20

100 JPY	1.11	1.11	1.13	1.15	1.16

Financial Statements
Notes to the Financial Statements

Note 40 Swiss Banking Law Requirements

The consolidated Financial Statements of UBS are prepared in accordance with International Financial Reporting Standards. Set out below are the significant differences regarding recognition and measurement between IFRS and the provisions of the Banking Ordinance and the Guidelines of the Swiss Banking Commission governing financial statement reporting pursuant to Article 23 through Article 27 of the Banking Ordinance.

1. Consolidation

Under IFRS, all entities which are directly or indirectly controlled by the Group are consolidated.
     Under Swiss law, only entities that are active in the field of banking and finance as well as real estate entities are subject to consolidation. Entities which are held temporarily are recorded as Financial investments.

2. Financial investments

Under IFRS, available-for-sale financial investments are carried at fair value. Changes in fair value are recorded directly in Equity until an investment is sold, collected or otherwise disposed of, or until an investment is determined to be impaired. At the time an available-for-sale investment is determined to be impaired, the cumulative unrealized loss previously recognized in Equity is included in net profit or loss for the period. On disposal of a financial investment, the difference between the net disposal proceeds and the carrying amount plus any attributable unrealized gain or loss balance recognized in Equity, is included in net profit or loss for the period.
     Under Swiss law, financial investments are carried at the lower of cost or market value. Reductions to market value below cost and reversals of such reductions as well as gains and losses on disposal are included in Other income.

3. Cash flow hedges

The Group uses derivative instruments to hedge against the exposure from varying cash flows receivable and payable. Under IFRS, when hedge accounting is applied for these instruments, the unrealized gain or loss on the effective portion of the derivatives is recorded in Equity until the hedged cash flows occur, at which time the accumulated gain or loss is realized and released to income.
     Under Swiss law, the unrealized gains or losses on the effective portion of the derivative instruments used to hedge cash flow exposures are deferred on the balance sheet as assets or liabilities. The deferred amounts are released to income when the hedged cash flows occur.

4. Investment property

Under IFRS, investment properties are carried at fair value.
     Under Swiss law, investment properties are carried at the lower of cost less accumulated depreciation or market value. Depreciation on investment properties is continued until a sale is executed.

5. Fair value option

Under IFRS, the Group applies the fair value option to compound instruments issued. As a result the embedded derivative as well as the host contract related to the compound instrument are marked to market.
     Under Swiss law, the fair value option is not available. Compound instruments are bifurcated: while the embedded derivative is marked to market, the host contract is accounted for on an accrued cost basis.

6. Goodwill and intangible assets

Under IFRS, goodwill acquired in business combinations entered into after 31 March 2004 is not amortized, but tested annually for impairment. Intangible assets acquired in business combinations entered into after 31 March 2004 to which an indefinite useful life has been assigned, are not amortized but tested annually for impairment.
     Under Swiss law, goodwill and intangible assets with indefinite useful lives must be amortized over a period not exceeding five years, unless a longer useful life, which may not exceed twenty years, can be justified.

7. Discontinued operations

Under certain conditions, IFRS requires that non-current assets or disposal groups are classified as held for sale. Disposal groups that meet the criteria of discontinued operations are presented in the income statement in a single line as net income from discontinued operations.
     Under Swiss law, no such reclassifications take place.

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP

The consolidated financial statements of UBS have been prepared in accordance with IFRS. The principles of IFRS differ in certain respects from United States Generally Accepted Accounting Principles (“US GAAP”). The following is a summary of the relevant significant accounting and valuation differences between IFRS and US GAAP.

a. Purchase accounting (merger of Union Bank of Switzerland and Swiss Bank Corporation)

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for under the uniting of interests method. The balance sheets and income statements of the banks were combined, and no adjustments were made to the carrying values of the assets and liabilities. Under US GAAP, the business combination creating UBS AG is accounted for under the purchase method with Union Bank of Switzerland being considered the acquirer. Under the purchase method, the cost of acquisition is measured at fair value and the acquirer’s interests in identifiable tangible assets and liabilities of the acquiree are restated to fair values at the date of acquisition. Any excess consideration paid over the fair value of net tangible assets acquired is allocated, first to iden-tifiable intangible assets based on their fair values, if determinable, with the remainder allocated to goodwill.

Goodwill and intangible assets

For US GAAP purposes, the excess of the consideration paid for Swiss Bank Corporation over the fair value of the net tangible assets received has been recorded as goodwill and was amortized on a straight-line basis using a weighted average life of 13 years from 29 June 1998 to 31 December 2001.
     Under US GAAP until 31 December 2001, goodwill acquired before 30 June 2001 was capitalized and amortized over its estimated useful life with adjustments for any impairment.
     On 1 January 2002, UBS adopted SFAS 141, Business Combinations and SFAS 142, Goodwill and Other Intangible Assets. SFAS 141 requires reclassification of intangible assets to goodwill which no longer meet the recognition criteria under the new standard. SFAS 142 requires that goodwill and intangible assets with indefinite lives no longer be amortized but be tested annually for impairment. Identifiable intangible assets with finite lives will continue to be amortized. Upon adoption, the amortization charges related to the 1998 business combination of Union Bank of Switzerland and Swiss Bank Corporation ceased to be recorded under US GAAP.
     In 2005 and 2004, goodwill recorded under US GAAP was reduced by CHF 67 million and CHF 78 million respectively, due to recognition of deferred tax assets of Swiss Bank
Corporation which had previously been subject to valuation reserves.

Other purchase accounting adjustments

The restatement of Swiss Bank Corporation’s net assets to fair value in 1998 resulted in decreasing net tangible assets by CHF 1,077 million for US GAAP. This amount is being amortized over periods ranging from two years to 20 years.

b. Goodwill

With the adoption of IFRS 3 Business Combinations on 31 March 2004, UBS ceased amortizing goodwill on 1 January 2005 for all goodwill existing before 31 March 2004. Goodwill is now subject to an annual impairment test as it is under US GAAP and is no longer amortized under both sets of standards. Goodwill from business combinations entered into on or after 31 March 2004 was already accounted for under the provisions of IFRS 3, and no goodwill amortization was recorded for these transactions under IFRS or US GAAP. An IFRS to US GAAP difference remains on the balance sheet due to the fact that US GAAP goodwill amortization ceased on 1 January 2002 and IFRS goodwill amortization ceased on 31 December 2004. This difference was reduced during 2005 due to the sale of GAM on 2 December 2005.

     In addition on 31 March 2004, UBS adopted revised IAS 38 Intangible Assets. Under the revised standard, intangible assets acquired in a business combination must be recognized separately from goodwill if they meet defined recognition criteria. Existing intangible assets that do not meet the recognition criteria have to be reclassified to goodwill. On 1 January 2005, UBS reclassified the trained workforce intangible asset recognized in connection with the acquisition of PaineWebber with a book value of CHF 1.0 billion to Goodwill. Under US GAAP, this asset was reclassified from Intangible assets to Goodwill on 1 January 2002 with the adoption of SFAS 142 Goodwill and Other Intangible Assets.

c. Purchase accounting under IFRS 3 and FAS 141

With the adoption of IFRS 3 on 31 March 2004, the accounting for business combinations generally converged with US GAAP with the exception of the measurement of minority interests and the recognition of a revaluation reserve in the case of a step acquisition.

     Under IFRS, minority interests are recognized at the percentage of fair value of identifiable net assets acquired at the acquisition date whereas under US GAAP they are recognized at the percentage of book value of identifiable net assets acquired at the acquisition date. In most cases, minority in-

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

terests would tend to have a higher measurement value under IFRS than under US GAAP.
     Furthermore, IFRS requires that in a step acquisition the existing ownership interest in an entity be revalued to the new valuation basis established at the time of acquisition. The increase in value is recorded directly in equity as a revaluation reserve. Under US GAAP, the existing ownership interest remains at its original valuation.

d. Derivative instruments

Under IAS 39, UBS hedges interest rate risk based on forecast cash inflows and outflows on a Group basis. For this purpose, UBS accumulates information about non-trading financial assets and financial liabilities, which is then used to estimate and aggregate cash flows and to schedule the future periods in which these cash flows are expected to occur. Appropriate derivative instruments are then used to hedge the estimated future cash flows against repricing risk. SFAS 133 does not permit hedge accounting for hedges of future cash flows determined by this methodology. Accordingly, for US GAAP such hedging instruments continue to be carried at fair value with changes in fair value recognized in Net trading income.

     In addition to the above, a new hedge methodology, fair value hedge of portfolio interest rate risk, has been implemented for a specific portfolio of mortgage loans. This new hedging method is not recognized under US GAAP and therefore, the fair value change of hedged items recorded separately from the hedged items on the balance sheet under IFRS is reversed to Net trading income under US GAAP.
     Amounts deferred under hedging relationships prior to the adoption of IAS 39 on 1 January 2001 that do not qualify as hedges under current requirements under IFRS are amortized to income over the remaining life of the hedging relationship. Such amounts have been reversed for US GAAP as they have never been treated as hedges.

e. Financial investments and private equity

Financial investments available-for-sale

Three exceptions exist between IFRS and US GAAP in accounting for financial investments available-for-sale: 1) Non-marketable equity financial investments (excluding private equity investments discussed in the next section), which are classified as available-for-sale and carried at fair value under IFRS, continue to be carried at cost less “other than temporary” impairments under US GAAP. The opening adjustment and subsequent changes in fair value recorded directly in Equity on non-marketable equity financial instruments due to the implementation of IAS 39 have been reversed under US GAAP to reflect the difference between the two standards in measuring such investments. 2) Writedowns on impaired debt instruments can be fully or partially reversed through profit under IFRS if the value of the impaired assets increases. Such reversals of impairment writedowns are not allowed under US GAAP. Reversals under IFRS were not significant in 2005, 2004 or 2003. 3) Private equity investments, as described in the next section.

Private equity investments

On 1 January 2005, UBS adopted revised IAS 27 Consolidated and Separate Financial Statements and revised IAS 28 Investments in Associates. The comparative periods for 2004 and 2003 were restated. The adoption of these standards had an impact on the accounting for private equity investments. Previously under IFRS, such investments were classified as Financial investments available-for-sale with changes in fair value recorded directly in Equity. The effect of adopting these standards is that private equity investments in which UBS owns a controlling interest are now consolidated and those where UBS has significant influence are accounted for as associated companies using the equity method of accounting. The remaining private equity investments continue to be accounted for as Financial investments available-for-sale.
     Under US GAAP, private equity investments held within separate investment subsidiaries are accounted for in accordance with the AICPA Audit and Accounting Guide, Audits of Investment Companies. They are recorded on a separate line on the US GAAP Balance sheet and are accounted for at fair value with changes in fair value recorded in Net profit. The remaining private equity investments held by UBS are accounted for at cost less “other than temporary” impairment.
     The effects on the IFRS to US GAAP reconciliation are as follows: 1) Private equity investments consolidated under IFRS are de-consolidated under US GAAP and are either recorded at fair value or at cost less “other than temporary” impairment as described in the previous paragraph. 2) The equity method accounting adjustment for those private equity investments accounted for as associated companies under IFRS is reversed for US GAAP. The asset on the US GAAP Balance sheet is reclassified from Investments in associates accounted for under the equity method to Private equity investments accounted for at fair value through net profit or at cost less “other than temporary” impairment as described in the previous paragraph. 3) Those remaining private equity invest-

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

ments still accounted for as Financial investments available-for-sale with changes in fair value recorded directly in Equity are reclassified to the line Private equity investments on the US GAAP balance sheet and are recorded either at fair value through net profit or cost less “other than temporary” impairment as described in the previous paragraph.
     See Note 2 for information regarding impairment charges recorded for financial investments.

f. Pension plans

Under IFRS, UBS recognizes pension expense based on a specific method of actuarial valuation used to determine the projected plan liabilities for accrued service, including future expected salary increases, and expected return on plan assets. Plan assets are recorded at fair value and are held in a separate trust to satisfy plan liabilities. Under IFRS the recognition of a prepaid asset is subject to certain limitations, and any unrecognized prepaid asset is recorded as pension expense. US GAAP does not allow a limitation on the recognition of prepaid assets recorded in the balance sheet.

     Under US GAAP, pension expense is based on the same actuarial method of valuation of liabilities and assets as under IFRS. Differences in the amounts of expense and liabilities (or prepaid assets) exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.
     In addition, under US GAAP, if the fair value of plan assets falls below the accumulated benefit obligation (which is the current value of accrued benefits without allowance for future salary increases), an additional minimum liability must be shown in the balance sheet. If an additional minimum liability is recognized, an equal amount will be recognized as an intangible asset up to the amount of any unrecognized prior service cost. Any amount not recognized as an intangible asset is reported in Other comprehensive income. The additional minimum liability required under US GAAP amounts to CHF 1,252 million, CHF 1,125 million and CHF 306 million as at 31 December 2005, 2004 and 2003, respectively. The amount recognized in Other comprehensive income before tax was CHF 1,252 million, CHF 1,125 million and CHF 306 million as at 31 December 2005, 2004 and 2003, respectively.

g. Other post-retirement benefit plans

Under IFRS, UBS has recorded expenses and liabilities for post-retirement medical and life insurance benefits, determined under a methodology similar to that described above under pension plans.

     Under US GAAP, expenses and liabilities for post-retirement medical and life insurance benefits are determined under the same methodology as under IFRS. Differences in the levels of expenses and liabilities have occurred due to different transition date rules and the treatment of the merger of Union Bank of Switzerland and Swiss Bank Corporation under the purchase method.

h. Equity participation plans

On 1 January 2005, UBS adopted IFRS 2 Share-based payment which requires that the fair value of all share-based payments made to employees be recognized as compensation expense from the date of grant over the service period, which is generally equal to the vesting period. UBS applied IFRS 2 on a retrospective application basis and restated its 2003 and 2004 comparative prior periods for all awards that impact income statements commencing 2003. UBS recorded an opening retained earnings adjustment on 1 January 2003 to reflect the cumulative income statement effects of prior periods. See Note 1aa) for details. Previously under IFRS, option awards were expensed at their intrinsic value which is generally zero as options are normally granted at or out of the money. Shares were recognized as compensation expense in full in the performance year, which is generally the year prior to grant.

     On 1 January 2005, UBS also adopted SFAS 123 (revised 2004), Share-Based Payment, (SFAS 123-R). SFAS 123-R, like IFRS 2, also requires that share-based payments to employees be recognized in the income statement over the requisite service period based on their fair values at the date of grant. The requisite service period is defined as the period that the employee is required to provide active employment in order to earn their award. This may be different from the service period under IFRS, which is generally equal to the vesting period.
     UBS adopted SFAS 123-R using the modified prospective method. Prior periods were not restated. Under this method, compensation cost for the portion of awards for which the service period has not been rendered and that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. As such, to the extent that the grant date fair value of shares or options has been previously recognized in the income statement or disclosed in the notes to the financial statements, it should not be re-recognized upon adoption of SFAS 123-R. Prior to the adoption of SFAS 123-R, UBS recognized the fair value of share awards granted as part of annual bonuses in the year of corresponding performance, in alignment with the revenue produced. For disclosure purposes, UBS recognized the fair value of option awards on the date of grant. Thus, for recog-

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

nition and disclosure purposes, expense for share and option awards issued prior to but outstanding at the date of adoption of SFAS 123-R has been fully attributed to prior periods.
     Prior to 1 January 2005, UBS applied the intrinsic value method under APB 25 which was similar to the previous IFRS treatment except that certain share and option plans were deemed variable under US GAAP. Changes in intrinsic value for these variable plans were recorded in US GAAP Net profit. Due to the fact that IFRS 2 was applied on a retrospective basis and SFAS 123-R was applied on a modified prospective basis, for the IFRS to US GAAP reconciliation, the opening IFRS retained earnings adjustment on 1 January 2003 and subsequent IFRS 2 restatement adjustments were reversed and only the awards required to be expensed were recorded in the 2005 US GAAP Financial Statements. Future awards will be recognized over the requisite service periods, which are determined by the terms of the award.
     In addition, under the transition provisions of SFAS 123-R, a cumulative adjustment of CHF 38 million expense reversal, net of tax, was recorded in US GAAP Net profit on 1 January 2005. The adjustment mainly relates to the required recognition of estimated forfeitures of share-based compensation awards under SFAS 123-R. The standard requires that expense be recognized only for those instruments where the requisite service is performed. During the service period, compensation cost recognized is based on the estimated number of instruments for which the requisite service is expected to be rendered. That estimate is revised if subsequent information indicates that the actual number is likely to differ from previous estimates.
     Under SFAS 123-R, entities are required to continue to provide pro-forma disclosures for the periods in which the fair value method of accounting for share-based compensation was not applied. See Note 42.5 for further information.
     Certain UBS awards contain provisions that permit the employee to leave the bank and continue to vest in the award provided they do not perform certain harmful acts against the bank. These are generally referred to as non-compete provisions. Under SFAS 123R, awards with non-compete provisions generally do not impose a requisite service period, and therefore expense should be recognized upon grant. UBS has determined that the appropriate expense recognition period for such awards is the performance year, which is generally the period prior to grant. This is consistent with the approach applied under APB 25. Compensation expense for awards with non-compete provisions is generally recognized over the vesting period under IFRS.
     Certain UBS awards contain provisions that permit the employee to retire, provided they meet certain eligibility conditions and continue to vest in their award. Under US GAAP, compensation expense for such awards must be recognized over the period from grant until the employee reaches retirement eligibility. Under IFRS 2 such awards are generally recognized over the vesting period, with an acceleration of expense at the actual retirement date.
     UBS also has employee benefit trusts that are used in connection with share-based payment arrangements and deferred compensation plans. In connection with the issuance of IFRS 2, the IFRIC amended SIC 12 Consolidation – Special Purpose Entities, an interpretation of IAS 27, to eliminate the scope exclusion for equity compensation plans. Therefore, pursuant to the criteria set out in SIC 12, an entity that controls an employee benefit trust (or similar entity) set up for the purposes of share-based payment arrangements will be required to consolidate that trust. UBS consolidated such employee benefit trusts retrospectively to 1 January 2003. For further details on the restatement, see Note 1aa). Under US GAAP prior to 1 January 2004, certain equity compensation trusts were already consolidated under US GAAP under the provisions of EITF-97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned Are Held in a Rabbi Trust and Invested. With the adoption of FASB Interpretation No. 46 Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R), on 1 January 2004, the remaining unconsolidated employee equity compensation trusts formed before 1 February 2003 were consolidated for US GAAP purposes for the first time. Thus, from 1 January 2004 onwards, there is no difference between IFRS and US GAAP in regard to these trust consolidations. For 2003, the trust consolidations under IFRS only are shown in Note 41.3 in line i – Consolidation of Variable Interest Entities (VIEs) and deconsolidation of entities issuing preferred securities.
     With the consolidation of the additional trusts under FIN 46-R from 1 January 2004, UBS re-evaluated its accounting for share-based compensation plans under APB 25 by taking into consideration the settlement methods and activities of the trusts. Based on this review, most share plans issued prior to 2001 were treated as variable awards under APB 25. There were no changes to the accounting for option plans. On 1 January 2004, a CHF 6 million expense reduction was recorded as a cumulative adjustment due to a change in accounting.
     Under IFRS, UBS recognizes an obligation and related expense for payroll taxes related to share-based payment transactions over the period that the related compensation expense is recognized. This is generally the vesting period. US GAAP requires recognition of the liability on the date that the measurement of any payment of the tax to the taxing authority is triggered. This is generally the distribution date for share awards and the exercise date of options.

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)
Note 41.1 Valuation and Income Recognition Differences between IFRS and US GAAP (continued)

i. Consolidation of Variable Interest Entities (VIEs) and deconsolidation of entities issuing preferred securities

IFRS and US GAAP generally require consolidation of entities on the basis of controlling a majority of voting rights. However, in certain situations, there are no voting rights, or control of a majority of voting rights is not a reliable indicator of the need to consolidate, such as when voting rights are significantly disproportionate to risks and rewards. There are differences in the approach of IFRS and US GAAP to those situations.

     Under IFRS, when control is exercised through means other than controlling a majority of voting rights, the consolidation assessment is based on the substance of the relationship. Indicators of control in these situations include: predetermination of the entity’s activities; the entity’s activities being conducted on behalf of the enterprise; decision-making powers being held by the enterprise; the right to obtain the majority of the benefits or be exposed to the risks inherent in the activities of the entity; or retaining the majority of the residual or ownership risks related to the entity’s assets in order to obtain benefits from its activities.
     Under US GAAP, consolidation considerations are subject to FASB interpretation No. 46 Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). FIN 46-R requires that when voting interests do not exist, or differ significantly from economic interests, an entity is considered to be a “Variable Interest Entity” (“VIE”). An enterprise holding variable interests that will absorb a majority of a VIE’s “expected losses”, receive a majority of a VIE’s “expected residual returns”, or both, is known as the “primary beneficiary”, and must consolidate the VIE.
     Since 1 January 2004 UBS has fully applied FIN 46-R consolidation requirements to its US GAAP Financial Statements. Until 31 December 2003, the consolidation requirements of the predecessor standard, FIN 46, only applied to VIEs created after 31 January 2003.
     In many cases the assessment of consolidation under IFRS and US GAAP is the same; however, there are certain differences.
     The entities consolidated for US GAAP purposes at 31 December 2005, which were not otherwise consolidated in UBS’s primary consolidated Financial Statements under IFRS, are mostly investment fund products and securitization VIEs. These are discussed in more detail in Note 42.1.
     The entities not consolidated for US GAAP purposes at 31 December 2005, which UBS consolidates under IFRS, are certain entities which have issued preferred securities. Under IFRS these are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in Equity attributable to minority interests; the UBS-issued debt held by these entities and the respective interest amounts are eliminated in the UBS Group Financial Statements. Under US GAAP, these entities are not consolidated, and the UBS-issued debt is recognized as a liability in the UBS Group Financial Statements, with interest paid reported in interest expense.

     A discussion of FIN 46-R measurement requirements and disclosures is set out in Note 42.1.

j. Financial assets and liabilities designated at fair value through profit and loss

Revised IAS 39 provides the election to designate at initial recognition any financial asset or liability as held at fair value through profit and loss. UBS applies this fair value designation election to a significant portion of its issued debt. Many debt issues are in the form of compound instruments, consisting of a debt host with an embedded derivative. Regular debt instruments as well as compound instruments are carried in their entirety at fair value with all changes in fair value recorded in profit and loss. Under US GAAP, debt instruments have to be carried at amortized cost. Derivatives embedded in compound instruments are separated from the debt hosts and accounted for as if they were freestanding derivatives.

k. Physically settled written puts

With the adoption of revised IAS 32 and IAS 39 at 1 January 2004, the accounting for physically settled written put options on UBS shares changed. Previously, such put options were accounted for as derivatives whereas now the present value of the contractual amount is recorded as a liability, while the premium received is credited to equity. Subsequently, the liability is accreted over the life of the put option to its contractual amount recognizing interest expense in accordance with the effective interest method. Under US GAAP, physically settled written put options on UBS shares continue to be accounted for as derivative instruments. All other outstanding derivative contracts, except written put options with the UBS share as underlying, are treated as derivative instruments under both sets of accounting standards.

l. Investment properties

From 1 January 2004, UBS changed its accounting for investment properties from the cost less depreciation method to the fair value method. Under the fair value method, changes in fair value are recognized in the income statement, and depreciation is no longer recognized. Under US GAAP, investment properties continue to be carried at cost less accumulated depreciation.

Financial Statements
Notes to the Financial Statements

Note 41 Reconciliation of International Financial Reporting Standards (IFRS) to United States Generally
Accepted Accounting Principles (US GAAP) (continued)
Note 41.2 Recently Issued US Accounting Standards

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123-R), which is a revision of SFAS 123, Accounting for Stock-Based Compensation (SFAS 123), and supersedes APB Opinion 25, Accounting for Stock Issued to Employees (APB Opinion 25). Further information on the impact of the adoption of SFAS 123-R can be found in Note 41.1.h.
     In March 2005, the SEC Staff issued Staff Accounting Bulletin No. 107, Share-Based Payment (SAB 107). SAB 107 expresses the SEC Staff’s views on certain aspects of SFAS 123-R and certain SEC rules and regulations including the types of valuation methods and associated inputs. SAB 107 outlines that a valuation technique should be applied in a manner consistent with the fair value measurement objectives and other requirements of SFAS 123-R, based on established principles of financial economic theory, and reflect all substantive characteristics of the instrument. SAB 107 did not have a material impact on UBS’s Financial Statements. Further information on the impact of the adoption of SFAS 123-R can be found in Note 41.1.h.
     In June 2005, the FASB ratified the consensus on EITF Issue No. 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights (EITF 04-5), which provides guidance in determining whether a general partner controls a limited partnership. EITF 04-5 provides that the general partner in a limited partnership is presumed to control that limited partnership unless the limited partners have either substantive kick-out rights or substantive participating rights. EITF 04-5 is effective after 29 June 2005 for new limited partnership agreements and for pre-existing limited partnership agreements that are modified; otherwise, effective no later than the beginning of the first reporting period in fiscal years beginning after 15 December 2005. The adoption of EITF 04-05 is not expected to have a material impact on UBS’s Financial Statements.

Recently issued US accounting standards not yet adopted

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections – a Replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement 154), which changes the requirements for the accounting and reporting of a change in accounting principle. Statement 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable, whereas Opinion 20 previously required that the cumulative effect of most voluntary changes in accounting principle be recognized in the net income of the period of the change. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. Statement 154 is not expected to have a material impact on UBS’s Financial Statements.
     In February 2006, the FASB issued Statement of Financial Accounting Standard No. 155, Accounting for Certain Hybrid Instruments (Statement 155), an amendment of FASB Statements No. 133 and 140. Statement 155 permits UBS to elect to measure any hybrid financial instrument at fair value, with changes in fair value recognized in Net profit, if the hybrid instrument contains an embedded derivative that would otherwise require bifurcation under Statement 133. The election to measure the hybrid instrument at fair value is made on an instrument by instrument basis and is irreversible.
     Statement 155 is effective after the beginning of an entity’s first fiscal year that begins after 15 September 2006, unless it is applied as at the beginning of an entity’s fiscal year a year earlier. UBS has not yet decided whether it will early adopt Statement 155 as at 1 January 2006 nor whether it will make use of the fair value option for hybrid financial instruments where it currently applies the fair value option provided in IAS 39. UBS is still assessing the impact of Statement 155.

Note 41.3 Reconciliation of IFRS Equity Attributable to UBS Shareholders to US GAAP Shareholders’ Equity and
IFRS Net Profit Attributable to UBS Shareholders to US GAAP Net Profit

		Equity attributable to
		UBS shareholders (IFRS)/		Net profit attributable to
		Shareholders’ equity		UBS shareholders (IFRS)/
		(US GAAP)		Net profit (US GAAP)
	Note 41.1	as at		for the year ended
CHF million	Reference	31.12.05	31.12.04	31.12.05	31.12.04	31.12.03

Amounts determined in accordance with IFRS		44,324	33,941	14,029	8,016	5,904

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,116	15,152	(36)	(44)	(89)

Goodwill	b	2,373	2,603	0	778	808

Purchase accounting under IFRS 3 and FAS 141	c	(86)	(88)	35	3	0

Derivative instruments	d	(40)	(75)	(455)	(217)	188

Financial investments and private equity	e	325	605	(486)	217	(243)

Pension plans	f	230	372	(18)	(110)	(235)

Other post-retirement benefit plans	g	(1)	(1)	0	0	0

Equity participation plans	h	(792)	86	358	62	267

Consolidation of variable interest entities (VIEs) and deconsolidation of entities issuing preferred securities	i	(98)	47	0	18	(10)

Financial assets and liabilities designated at fair value through profit and loss	j	(197)	197	(436)	100	78

Physically settled written puts	k	131	93	8	9	5

Investment properties	l	(8)	(8)	0	14	88

Other adjustments		74	(50)	(118)	(50)	0

Tax adjustments		(876)	(206)	(529)	22	(248)

Total adjustments		16,151	18,727	(1,677)	802	609

Amounts determined in accordance with US GAAP		60,475	52,668	12,352	8,818	6,513

Note 41.4 Earnings per Share

Under both IFRS and US GAAP, basic earnings per share (“EPS”) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares that were outstanding during the period.

The computations of basic and diluted EPS for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 are presented in the following table.

For the year ended	31.12.05		31.12.04		31.12.03
	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS) – available for ordinary shares (CHF million)	12,352	14,029	8,818	8,016	6,513	5,904

from continuing operations	8,499	9,844	8,446	7,609	6,263	5,510

from discontinued operations	3,853	4,185	372	407	250	394

Net profit (US GAAP) / Net profit attributable to UBS shareholders – for diluted EPS (CHF million)	12,330	14,007	8,813	8,011	6,514	5,905

from continuing operations	8,500	9,845	8,449	7,612	6,264	5,511

from discontinued operations	3,830	4,162	364	399	250	394

Weighted-average shares outstanding	1,006,929,991	1,006,993,877	1,029,895,610	1,029,918,463	1,116,602,289	1,086,161,476

Diluted weighted-average shares outstanding	1,048,595,770	1,048,595,770	1,081,961,360	1,081,961,360	1,138,800,625	1,138,800,625

Basic earnings per share (CHF)	12.27	13.93	8.56	7.78	5.83	5.44

from continuing operations	8.44	9.78	8.20	7.39	5.61	5.07

from discontinued operations	3.83	4.15	0.36	0.39	0.22	0.37

Diluted earnings per share (CHF)	11.76	13.36	8.15	7.40	5.72	5.19

from continuing operations	8.11	9.39	7.81	7.04	5.50	4.84

from discontinued operations	3.65	3.97	0.34	0.36	0.22	0.35

Financial Statements
Notes to the Financial Statements

Note 41.5 Presentation Differences between IFRS and US GAAP

In addition to the differences in valuation and income recognition, other differences, essentially related to presentation, exist between IFRS and US GAAP. Although there is no impact on US GAAP reported Shareholders’ equity and Net profit due to these differences, it may be useful to understand them to interpret the Financial Statements presented in accordance with US GAAP. The following is a summary of presentation differences that relate to the basic IFRS Financial Statements.

1. Settlement date vs. trade date accounting

UBS’s transactions from securities activities are recorded under IFRS on the settlement date. This results in recording a forward transaction during the period between the trade date and the settlement date. Forward positions relating to trading activities are revalued to fair value and any unrealized profits and losses are recognized in Net profit.
Under US GAAP, trade date accounting is required for spot purchases and sales of securities. Therefore, all such transactions with a trade date on or before the balance sheet date with a settlement date after the balance sheet date have been recorded at trade date for US GAAP. This has resulted in receivables and payables to broker-dealers and clearing organizations recorded in Other assets and Other liabilities in the US GAAP balance sheet.

2. Financial investments

Under IFRS, UBS’s private equity investments and non-marketable equity financial investments are included in Financial investments available-for-sale. For US GAAP presentation, non-marketable equity financial investments are reclassified to Other assets, and private equity investments accounted for under the AICPA Audit and Accounting Guide, Audits of Investment Companies or accounted for at cost less “other than temporary” impairment are shown separately on the balance sheet.

3. Securities received as collateral in a securities-for-securities lending transaction

When UBS acts as the lender in a securities lending agreement and receives securities as collateral that can be pledged or sold, it recognizes the securities received and a corresponding obligation to return them. These securities are reflected on the US GAAP balance sheet in the line Securities received as collateral on the asset side of the balance sheet. The offsetting liability is presented in the line Obligation to return securities received as collateral.

4. Reverse repurchase, repurchase, securities borrowing and securities lending transactions

UBS enters into certain types of reverse repurchase, repurchase, securities borrowing and securities lending transactions that result in a difference between IFRS and US GAAP. Under IFRS, they are considered financing transactions which do not result in the recognition of the borrowed financial assets or derecognition of the financial assets lent. The cash collateral received or delivered in such transactions is reflected in the balance sheet with a corresponding receivable or obligation to return it. Under US GAAP, however, certain transactions are considered purchase and sale transactions due to the fact that the contracts do not meet specific collateral or margining requirements or the repurchase of the transferred securities is not before maturity of these securities. Due to the different treatment of these transactions under IFRS and US GAAP, interest income and expense recorded under IFRS must be reclassified to Net trading income for US GAAP. Additionally under US GAAP, the securities received are recognized on the balance sheet as a spot purchase (Trading portfolio assets or Trading portfolio assets pledged as collateral) with a corresponding forward sale transaction (Replacement values) and a receivable (Cash collateral on securities borrowed) is reclassified, as applicable. The securities delivered are recorded as a spot sale, which means that the securities are derecognized if they are on-balance sheet securities or recorded as a short sale if the delivered securities are off-balance sheet securities (Trading portfolio liabilities). Additionally, a corresponding forward repurchase transaction (Replacement values) and a liability (Cash collateral on securities lent) is reclassified, as applicable.

5. Recognition / derecognition of financial assets

The guidance governing recognition and derecognition of a financial asset is considerably more complex under revised IAS 39 than previously and requires a multi-step decision process to determine whether derecognition is appropriate. UBS derecognizes financial assets for which it transfers the contractual rights to the cash flows and no longer retains any risk or reward coming from them nor maintains control over the financial assets. The provisions of this guidance were applied prospectively from 1 January 2004. As a result of the new requirements, certain transactions are now accounted for as secured financing transactions instead of purchases or sales of trading portfolio assets with an accompanying swap derivative. Under US GAAP, these transactions continue to be shown as purchases and sales of trading portfolio assets and were reclassified accordingly.

Note 41.6 Consolidated Income Statement

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2005, 31 December 2004 and 31 December 2003, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million, for the year ended		31.12.05		31.12.04		31.12.03
	Reference	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income

Interest income	a, d, e, i, j, 1, 4, 5	59,039	59,286	38,991	39,228	39,802	40,045

Interest expense	a, c, d,e, i, j, k,1, 4, 5	(49,588)	(49,758)	(27,245)	(27,484)	(27,628)	(27,784)

Net interest income		9,451	9,528	11,746	11,744	12,174	12,261

Credit loss (expense) / recovery	e	375	375	334	241	(74)	(102)

Net interest income after credit loss (expense) / recovery		9,826	9,903	12,080	11,985	12,100	12,159

Net fee and commission income	e	21,436	21,436	18,435	18,506	16,606	16,673

Net trading income	d, e, i, j, k, 4	6,864	7,996	4,795	4,902	3,944	3,670

Other income	c, e, i	793	1,125	1,180	932	382	225

Revenues from Industrial Holdings	e	8,674	10,515	3,648	6,086		2,900

Total operating income		47,593	50,975	40,138	42,411	33,032	35,627

Operating expenses

Personnel expenses	e, f, g, h	20,220	21,049	18,297	18,612	17,234	18,218

General and administrative expenses	c, e	6,667	7,047	6,545	7,160	5,917	6,630

Depreciation of property and equipment	a, c, e	1,414	1,493	1,365	1,477	1,368	1,498

Amortization of goodwill	b	0	0	0	653	0	703

Amortization of other intangible assets	b, c, e	201	334	180	337	110	193

Goods and materials purchased	e	7,142	8,003	2,861	3,885	0	1,113

Total operating expenses		35,644	37,926	29,248	32,124	24,629	28,355

Operating profit from continuing operations before tax		11,949	13,049	10,890	10,287	8,403	7,272

Tax expense		3,078	2,549	2,015	2,224	1,790	1,419

Minority interests (US GAAP)	c, e, i	(410)		(435)		(350)

Net profit from continuing operations		8,461	10,500	8,440	8,063	6,263	5,853

Net profit from discontinued operations		3,853	4,190	372	407	250	400

Net profit (IFRS)			14,690		8,470		6,253

Net profit attributable to minority interests (IFRS)	c, e, i		(661)		(454)		(349)

Cumulative adjustment due to the adoption of SFAS123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax	h	38

Cumulative adjustment of accounting for certain equity- based compensation plans as cash settled, net of tax	h			6

Net profit (US GAAP) / Net profit attributable to UBS shareholders (IFRS)		12,352	14,029	8,818	8,016	6,513	5,904

Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Financial Statements
Notes to the Financial Statements

Note 41.7 Condensed Consolidated Balance Sheet

The following is a Condensed Consolidated Balance Sheet of the Group, as at 31 December 2005 and 31 December 2004, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

		31.12.05		31.12.04
CHF million	Reference	US GAAP	IFRS	US GAAP	IFRS

Assets

Cash and balances with central banks		5,359	5,359	6,036	6,036

Due from banks	e, i, j, 1, 5	33,427	33,644	35,286	35,419

Cash collateral on securities borrowed	4	274,099	300,331	218,414	220,242

Reverse repurchase agreements		404,432	404,432	357,164	357,164

Trading portfolio assets	e, i, j, 1, 4, 5	607,432	499,297	449,389	389,487

Trading portfolio assets pledged as collateral	5	152,237	154,759	159,115	159,115

Positive replacement values	i, j, 1, 4, 5	337,409	333,782	284,468	284,577

Financial assets designated at fair value	j		1,153		653

Loans	a, e, j, 1, 5	267,530	269,969	228,968	232,167

Financial investments	e, j, 2	3,407	6,551	1,455	4,188

Securities received as collateral	3	67,430		12,950

Accrued income and prepaid expenses	e, i, j	8,853	8,918	5,882	6,309

Investments in associates	c, e	2,554	2,956	2,153	2,675

Property and equipment	a, c, e, l	9,282	9,423	9,045	9,510

Goodwill	a, b, e	28,104	11,313	26,977	8,865

Other intangible assets	b, c, e	1,665	2,173	1,722	3,336

Private equity investments	e, 2	2,210		3,094

Other assets	c, d, e, f, h, i, j, 1, 2, 5	116,831	16,190	101,068	17,375

Total assets		2,322,261	2,060,250	1,903,186	1,737,118

Liabilities

Due to banks	e, j, 1, 5	127,252	124,328	119,021	120,026

Cash collateral on securities lent	4	66,916	77,267	57,792	61,545

Repurchase agreements	i, 4	482,843	478,508	423,513	422,587

Trading portfolio liabilities	i, j, 1, 4	193,965	188,631	190,907	171,033

Obligation to return securities received as collateral	3	67,430		12,950

Negative replacement values	i, j, k, 1, 4	432,171	337,663	360,345	303,712

Financial liabilities designated at fair value	i, j		117,401		65,756

Due to customers	e, i, j, 1, 5	466,410	451,533	386,913	376,076

Accrued expenses and deferred income	e, i, j	18,707	18,392	14,830	15,040

Debt issued	a, c, e, i, 1	240,212	160,710	164,744	117,856

Other liabilities	c, d, e, f, g, h, i, j, k, 1	163,872	53,874	117,743	44,120

Total liabilities		2,259,778	2,008,307	1,848,758	1,697,751

Minority interests	c, e, i	2,008	7,619	1,760	5,426

Total shareholders’ equity (US GAAP)/ Equity attributable to UBS shareholders (IFRS)		60,475	44,324	52,668	33,941

Total equity (IFRS)			51,943		39,367

Total liabilities, minority interests and shareholders’ equity		2,322,261	2,060,250	1,903,186	1,737,118

Note: References above coincide with the discussions in Note 41.1 and Note 41.5. These references indicate which IFRS to US GAAP differences affect an individual financial statement caption.

Note 41.8 Comprehensive Income

Comprehensive income under US GAAP is defined as the change in shareholders’ equity excluding transactions with shareholders. Comprehensive income has two major components: Net profit, as reported in the income statement, and Other comprehensive income. Other comprehensive income includes such items as foreign currency translation, unrealized gains / losses on available-for-sale securities, unrealized gains/

losses on changes in fair value of derivative instruments designated as cash flow hedges and additional minimum pension liability. The components and accumulated other comprehensive income amounts on a US GAAP basis for the years ended 31 December 2005, 31 December 2004 and 31 December 2003 are as follows:

		Unrealized				Accumu-
		gains /	Unrealized			lated other
		(losses) on	gains /	Additional		compre-	Compre-
	Foreign	available-	(losses) on	minimum	Deferred	hensive	hensive
	currency	for-sale	cash flow	pension	income	income /	income /
CHF million	translation	investments	hedges	liability	taxes	(loss)	(loss)

Balance at 1 January 2003	(849)	263	(3)	(1,223)	131	(1,681)

Net profit							6,513

Other comprehensive income:

Foreign currency translation	(966)				121	(845)	(845)

Net unrealized gains / (losses) on available-for-sale investments		(130)			49	(81)	(81)

Impairment charges reclassified to the income statement		111			(18)	93	93

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(69)			11	(58)	(58)

Reclassification of (gains) / losses on cash flow hedges realized in net profit			3		(1)	2	2

Additional minimum pension liability				917	(82)	835	835

Other comprehensive income / (loss)	(966)	(88)	3	917	(80)	(54)	(54)

Comprehensive income							6,459

Balance at 31 December 2003	(1,815)	175	0	(306)	211	(1,735)

Net profit							8,818

Other comprehensive income:

Foreign currency translation	(1,062)				236	(826)	(826)

Net unrealized gains / (losses) on available-for-sale investments		32			(15)	17	17

Impairment charges reclassified to the income statement		10			(2)	8	8

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(5)			1	(4)	(4)

Additional minimum pension liability				(819)	21	(798)	(798)

Other comprehensive income / (loss)	(1,062)	37	0	(819)	241	(1,603)	(1,603)

Comprehensive income							7,215

Balance at 31 December 2004	(2,877)	212	0	(1,125)	452	(3,338)

Net profit							12,352

Other comprehensive income:

Foreign currency translation	2,380				(292)	2,088	2,088

Net unrealized gains / (losses) on available-for-sale investments		130			(6)	124	124

Impairment charges reclassified to the income statement		19			(3)	16	16

Reclassification of (gains) / losses on available-for-sale investments realized in net profit		(19)			3	(16)	(16)

Additional minimum pension liability				(127)	18	(109)	(109)

Other comprehensive income / (loss)	2,380	130	0	(127)	(280)	2,103	2,103

Comprehensive income							14,455

Balance at 31 December 2005	(497)	342	0	(1,252)	172	(1,235)

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules
Note 42.1 Variable Interest Entities

Introduction

Since 1 January 2004, UBS has fully applied Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003), an interpretation of Accounting Research Bulletin No. 51 (FIN 46-R). Until 31 December 2003 the predecessor standard, FIN 46, had application to UBS only with respect to transitional disclosure requirements, and consolidation requirements for certain VIEs created after 31 January 2003.

Identification of variable interest entities (VIEs) and measurement of variable interests

Qualifying special purpose entities (QSPEs) per Statement of Financial Accounting Standards (SFAS) No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities are excluded from the scope of FIN 46-R. In most other cases, US GAAP requires that control over an entity be assessed first based on voting interests; if voting interests do not exist, or differ significantly from economic interests, the entity is considered a VIE under FIN 46-R, and control is assessed based on its variable interests. Specifically, VIEs are entities in which no equity investors exist, or the equity investors:
–	do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties; or
–	do not have the characteristics of a controlling financial interest; or
–	have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of investors with disproportionately small or no voting interests.
Variable interests are interests held in a VIE that change with changes in the fair value of a VIE’s net assets, exclusive of variable interests. Interests of related parties (including management, employees, affiliates and agents) are included in the evaluation as if owned directly by the enterprise.
A primary beneficiary is an enterprise which absorbs a majority of a VIE’s expected losses, expected residual returns, or both – it must consolidate the VIE and provide certain disclosures. The holder of a significant variable interest in a VIE is required to make disclosures only. UBS treats variable interests of more than 20% of a VIE’s expected losses, expected residual returns, or both, as significant.
The FASB Emerging Issues Task Force (EITF) has summarized four different general approaches to the application of FIN 46-R in EITF issue No. 04-7. In applying FIN 46-R, UBS has adopted a quantitative approach, particularly for derivatives, which is known as “View A”, and is based on variability in the fair value of the net assets in the VIE, exclusive of variable interests.
Under View A, investments or derivatives in a VIE either create (increase), or absorb (decrease) variability in the fair value of a VIE’s net assets. The VIE counterparty is a risk creator (risk maker), or risk absorber (risk taker), respectively. Only risk absorption (risk taker) positions are assessed; risk creation interests are deemed not to be variable interests.
VIEs often contain multiple risk factors, such as credit, equity, foreign currency and interest rate risks, which require quantification by variable interest holders. UBS analyzes these risks into components, identifies the parties absorbing them, and uses models to quantify and compare them. These models are based on internally approved valuation models and in some cases require the use of Monte Carlo simulation techniques.
They are applied when UBS first becomes involved with a VIE, or after a major restructuring.

Measurement of maximum exposure to loss

Maximum exposure to loss is disclosed for VIEs in which UBS has a significant variable interest.
UBS’s maximum exposure to loss is generally measured as its net investment in the VIE, plus any additional amounts it may be obligated to invest. If UBS receives credit protection from credit derivatives it is measured as any positive replacement value of the derivatives. If UBS has provided guarantees or other types of credit protection to a VIE it is measured as the notional amount of the credit protection instruments or credit derivatives. In other derivative transactions exposing UBS to potential losses, there is no theoretical limit to the maximum loss which could be incurred before considering offsetting positions or hedges entered into outside of the VIE. However, UBS’s general risk management process involves the hedging of risk exposures for VIEs, on the same basis as for non-VIE counterparties. See Note 28 for a further discussion of UBS’s risk mitigation strategies.

VIEs in which UBS is the primary beneficiary

VIEs in which UBS is the primary beneficiary require consolidation, which may increase both total assets and liabilities of the US GAAP Financial Statements, or in other cases may result in a reclassification of existing assets or liabilities.
In certain cases, an entity not consolidated under IFRS is consolidated under FIN 46-R because UBS is the primary beneficiary. Significant groups of these include CHF 0.7 billion of investment fund products, and CHF 1.1 billion of securitization VIEs, which includes some third-party VIEs mentioned below.
The other significant group of VIEs which have previously been consolidated for US GAAP but not under IFRS were employee equity compensation trusts, for which UBS is the primary beneficiary because of the variable interests of employees. For US GAAP purposes, these trusts have been consoli-

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.1 Variable Interest Entities (continued)

dated since 1 January 2004. For IFRS purposes, on 1 January 2005, these trusts were retrospectively consolidated from 1 January 2003. See Note 41.1h) Equity Participation Plans for further details.

UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS is the primary beneficiary, and which are consolidated for US GAAP purposes, have combined assets of approximately CHF 3.5 billion and are included in the table below.
Many entities consolidated under US GAAP due to FIN 46-R are already consolidated under IFRS, based on the determination of exercise of control under IFRS. The total size of this population is approximately CHF 13.9 billion, mostly comprising investment funds managed by UBS, other investment fund products, employee equity compensation trusts mentioned previously, and private equity investments.

Certain VIEs in which UBS is the primary beneficiary, but for which UBS also holds a majority voting interest, are consolidated, but do not require disclosure in the table below. In most cases such VIEs, or their financial position and performance, are already consolidated under IFRS.
The creditors or beneficial interest holders of VIEs in which UBS is the primary beneficiary do not have any recourse to the general credit of UBS.

VIEs in which UBS is the primary beneficiary
		Consolidated assets that are collateral
(CHF million)		for the VIEs’ obligations
Nature, purpose and activities of VIEs	Total assets	Classification	Amount

Securitizations	1,140	Loan receivables, government debt securities, corporate debt securities	1,140

Investment fund products	4,079	Investment funds	4,079

Investment funds managed by UBS	5,290	Debt, equity	5,015

Credit protection vehicles	220	Corporate debt securities	220

Passive intermediary to a derivative transaction	157	Loan receivables, corporate debt securities	47

Trust vehicles for awards to UBS employees	2,882	UBS shares and derivatives thereon	2,882

Private equity investments	500	Private equity investments	242

Other miscellaneous structures	1,521	Equity, derivatives, investment funds	1,488

Total 31.12.05	15,789		15,113

Entities which are de-consolidated for US GAAP purposes

In certain cases, an entity consolidated under IFRS is not consolidated under FIN 46-R. UBS consolidates under IFRS several entities that have issued preferred securities amounting to CHF 5.1 billion, which are de-consolidated for US GAAP purposes. Under IFRS the preferred securities are equity instruments held by third parties and are treated as minority interests, with dividends paid also reported in minority interests; the UBS-issued debt held by these entities and the respective interest amounts are eliminated in consolidation. Under US GAAP, these entities are not consolidated and the UBS-issued debt is recognized as a liability in the UBS Group Financial Statements, with interest paid reported in interest expense.

VIEs in which UBS holds a significant variable interest

VIEs in which UBS holds a significant variable interest are mostly used in securitizations, or as investment fund products, including funds managed by UBS.
UBS has reviewed the population of potential third-party VIEs it is involved with. Those identified in which UBS holds a significant variable interest have combined assets of approximately CHF 3.3 billion, for which UBS has a maximum exposure to loss of approximately CHF 1.9 billion. Disclosures for these are included in the table below.

VIEs in which UBS holds a significant variable interest
(CHF million)			Maximum exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	to loss

Securitizations	1,162	UBS acts as swap counterparty	1,056

Investment fund products	1,476	UBS holds notes or units	633

Investment funds managed by UBS	3,425	UBS acts as investment manager	936

		SPE used for credit protection –
Credit protection vehicles	894	UBS sells credit risk on portfolios to investors	633

Other miscellaneous structures	778	UBS acts as swap counterparty	186

Total 31.12.05	7,735		3,444

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.1 Variable Interest Entities (continued)

Third-party VIEs not otherwise classified

FIN 46-R requires UBS to consider all VIEs for consolidation, including VIEs which UBS has not created, but in which it holds variable interests as a third-party counterparty, either through direct or indirect investment, or through derivative transactions.
UBS has identified that it holds variable interests in 88 third party VIEs that in some cases could result in UBS being considered the primary beneficiary, but the information necessary to make this determination, or perform the accounting required to consolidate the VIE was held by third parties, and was not available to UBS. Additional disclosures for these VIEs are provided in the table below.

VIEs not originated by UBS – information determining VIE status unavailable from third parties
			Net income	Maximum
(CHF million)			from VIE in	exposure
Nature, purpose and activities of VIEs	Total assets	Nature of involvement	current period	to loss

Securitizations	1,917	UBS acts as swap counterparty	(1)	1,917

Investment fund products	4,730	UBS acts as swap counterparty	200	4,711

Total 31.12.05	6,647		199	6,628

Future developments

As the guidance for FIN 46-R has seen considerable continued development, it is possible UBS may be required to apply a different approach in the future, which would impact the US GAAP financial position, results, and reporting. However, it is not possible at this time to predict the impact this might have.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.2 Industrial Holdings’ Income Statement

In 2004, following the acquisition of an additional 20% stake in Motor-Columbus, a Swiss holding company whose most significant asset is a 59.3% interest in Atel, a Swiss-based European energy provider, UBS now holds a majority ownership interest in the company. As a result, UBS has fully consolidated Motor-Columbus in its Financial Statements since 1 July 2004. In addition, due to the adoption of IAS 27 Con-

solidated and Separate Financial Statements which is further described in Note 1aa), UBS retrospectively consolidated certain private equity investments to 1 January 2003. The following table provides information required by Regulation S-X for commercial and industrial companies, including a condensed income statement and certain additional balance sheet information:

Note 42.2 Industrial Holdings’ Income Statement

	For the year ended or as at
CHF million	31.12.05	31.12.04 [1]	31.12.03

Operating income

Net sales	10,515	6,086	2,900

Operating expenses

Cost of products sold	9,044	5,028	2,161

Marketing expenses	283	144	77

General and administrative expenses	478	553	610

Amortization of goodwill	0	7	26

Amortization of other intangible assets	207	169	8

Other operating expenses	210	74	76

Total operating expenses	10,222	5,975	2,958

Operating profit / (loss)	293	111	(58)

Non-operating profit

Interest income	26	40	7

Interest expense	(138)	(141)	(113)

Other non-operating income, net	582	430	(138)

Non-operating profit / (loss)	470	329	(244)

Net profit / (loss) from continuing operations before tax	763	440	(302)

Income taxes	247	117	11

Equity in income of associates, net of tax	88	22	15

Net profit / (loss) from continuing operations	604	345	(298)

Net profit from discontinued operations	115	108	232

Net profit / (loss)	719	453	(66)

Net profit / (loss) attributable to minority interests	207	93	(11)

Net profit / (loss) attributable to UBS shareholders	512	360	(55)

Accounts receivables trade, gross	2,068	2,084

Allowance for doubtful receivables	(62)	(39)

Accounts receivables trade, net	2,006	2,045

1 Includes results for the six-month period beginning on 1 July 2004 for Motor-Columbus.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.3 Indemnifications

In the normal course of business, UBS provides representations, warranties and indemnifications to counterparties in connection with numerous transactions. These provisions are generally ancillary to the business purposes of the contracts in which they are embedded. Indemnification clauses are generally standard contractual terms related to the Group’s own performance under a contract and are entered into based on an assessment that the risk of loss is remote. Indemnifications may also protect counterparties in the event that additional taxes are owed due either to a change in applicable tax laws or to adverse interpretations of tax laws. The purpose of these clauses is to ensure that the terms of a contract are met at inception.

The most significant business where UBS provides representations and warranties is asset securitizations. UBS generally represents that certain securitized assets meet specific requirements, for example documentary attributes. UBS may be required to repurchase the assets and / or indemnify the purchaser of the assets against losses due to any breaches of such representations or warranties. Generally, the maximum amount of future payments the Group would be required to make under such repurchase and / or indemnification provisions would be equal to the current amount of assets held by such securitization-related SPEs as at 31 December 2005, plus, in certain circumstances, accrued and unpaid interest on such assets and certain expenses. The potential loss due to such repurchase and / or indemnity is mitigated by the due diligence UBS performs to ensure that the assets comply with the requirements set forth in the representations and warranties. UBS receives no compensation for representations and warranties, and it is not possible to determine their fair value because they rarely, if ever, result in a payment. Historically, losses incurred on such repurchases and / or indemnifications have been insignificant. Management expects the risk of material loss to be remote. No liabilities related to such representations, warranties, and indemnifications are included in the balance sheet at 31 December 2005 and 2004.

Note 42.4 Supplemental Guarantor Information

Guarantee of PaineWebber securities

Following the acquisition of Paine Webber Group Inc., UBS AG made a full and unconditional guarantee of the senior and subordinated notes and trust preferred securities (“Debt Securities”) of PaineWebber. Prior to the acquisition, PaineWebber was an SEC Registrant. Upon the acquisition, PaineWebber was merged into UBS Americas Inc., a wholly owned subsidiary of UBS.
Under the guarantee, if UBS Americas Inc. fails to make any timely payment under the Debt Securities agreements, the holders of the Debt Securities or the Debt Securities trustee may demand payment from UBS without first proceeding against UBS Americas Inc. UBS’s obligations under the subor-

dinated note guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2005, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,997 billion.

The information presented in this note is prepared in accordance with IFRS and should be read in conjunction with the Consolidated Financial Statements of UBS of which this information is a part. At the bottom of each column, Net profit and Shareholders’ equity has been reconciled to US GAAP. See Note 41 for a detailed reconciliation of the IFRS Financial Statements to US GAAP for UBS on a consolidated basis.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Income Statement

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2005	Parent Bank [1]	Americas Inc.	Subsidiaries	entries	UBS Group

Operating income

Interest income	39,779	27,782	20,729	(29,004)	59,286

Interest expense	(33,892)	(24,803)	(20,067)	29,004	(49,758)

Net interest income	5,887	2,979	662	0	9,528

Credit loss (expense) / recovery	370	(3)	8	0	375

Net interest income after credit loss expense	6,257	2,976	670	0	9,903

Net fee and commission income	9,670	7,420	4,346	0	21,436

Net trading income	7,453	(123)	666	0	7,996

Income from subsidiaries	(675)	0	0	675	0

Other income	2,635	476	(1,986)	0	1,125

Revenues from industrial holdings	0	0	10,515	0	10,515

Total operating income	25,340	10,749	14,211	675	50,975

Operating expenses

Personnel expenses	9,962	6,587	4,500	0	21,049

General and administrative expenses	2,330	2,667	2,050	0	7,047

Depreciation of property and equipment	988	140	365	0	1,493

Amortization of other intangible assets	24	70	240	0	334

Goods and materials purchased	0	0	8,003	0	8,003

Total operating expenses	13,304	9,464	15,158	0	37,926

Operating profit from continuing operations before tax	12,036	1,285	(947)	675	13,049

Tax expense / (benefit)	1,712	1,079	(242)	0	2,549

Net profit / (loss) from continuing operations	10,324	206	(705)	675	10,500

Net profit / (loss) from discontinued operations	3,705	0	485	0	4,190

Net profit / (loss)	14,029	206	(220)	675	14,690

Net profit / (loss) attributable to minority interests	0	122	539	0	661

Net profit / (loss) attributable to UBS shareholders	14,029	84	(759)	675	14,029

Net profit / (loss) US GAAP [2]	14,490	(891)	(1,247)	0	12,352

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS. 2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Balance Sheet

CHF million	UBS AG	UBS		Consolidating
For the year ended 31 December 2005	Parent Bank [1]	Americas Inc.	Subsidiaries	entries	UBS Group

Assets

Cash and balances with central banks	2,712	5	2,642	0	5,359

Due from banks	127,321	14,684	156,999	(265,360)	33,644

Cash collateral on securities borrowed	110,001	257,943	118,415	(186,028)	300,331

Reverse repurchase agreements	240,762	162,069	284,360	(282,759)	404,432

Trading portfolio assets	299,750	174,707	24,840	0	499,297

Trading portfolio assets pledged as collateral	79,333	36,956	38,470	0	154,759

Positive replacement values	330,894	6,656	158,514	(162,282)	333,782

Financial assets designated at fair value	2,186	737	(1,770)	0	1,153

Loans	289,577	41,901	33,987	(95,496)	269,969

Financial investments	3,198	910	2,443	0	6,551

Accrued income and prepaid expenses	5,720	3,135	4,877	(4,814)	8,918

Investments in associates	31,250	173	1,974	(30,441)	2,956

Property and equipment	5,462	592	3,369	0	9,423

Goodwill and other intangible assets	641	11,095	1,750	0	13,486

Other assets	7,456	3,758	7,468	(2,492)	16,190

Total assets	1,536,263	715,321	838,338	(1,029,672)	2,060,250

Liabilities

Due to banks	181,592	126,834	81,262	(265,360)	124,328

Cash collateral on securities lent	102,698	50,395	110,202	(186,028)	77,267

Repurchase agreements	132,073	360,932	268,262	(282,759)	478,508

Trading portfolio liabilities	113,171	69,460	6,000	0	188,631

Negative replacement values	337,172	7,274	155,499	(162,282)	337,663

Financial liabilities designated at fair value	93,207	0	24,194	0	117,401

Due to customers	419,301	63,243	64,485	(95,496)	451,533

Accrued expenses and deferred income	10,090	7,494	5,622	(4,814)	18,392

Debt issued	87,267	19,496	53,947	0	160,710

Other liabilities	10,431	3,594	42,341	(2,492)	53,874

Total liabilities	1,487,002	708,722	811,814	(999,231)	2,008,307

Equity attributable to UBS shareholders	49,261	6,485	19,019	(30,441)	44,324

Equity attributable to minority interests	0	114	7,505	0	7,619

Total equity	49,261	6,599	26,524	(30,441)	51,943

Total liabilities and equity	1,536,263	715,321	838,338	(1,029,672)	2,060,250

Total shareholders’ equity – US GAAP [2]	32,577	7,893	20,005	0	60,475

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss Banking Law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS. 2 Refer to Note 41 for a description of the differences between IFRS and US GAAP.

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.4 Supplemental Guarantor Information (continued)

Supplemental Guarantor Consolidating Cash Flow Statement

CHF million	UBS AG	UBS
For the year ended 31 December 2005	Parent Bank [1]	Americas Inc.	Subsidiaries	UBS Group

Net cash flow from / (used in) operating activities	(29,118)	(15,771)	(18,318)	(63,207)

Cash flow from / (used in) investing activities

Investments in subsidiaries and associates	(1,540)	0	0	(1,540)

Disposal of subsidiaries and associates	3,240	0	0	3,240

Purchase of property and equipment	(1,153)	(155)	(584)	(1,892)

Disposal of property and equipment	71	6	193	270

Net (investment in) / divestment of financial investments	(4,667)	(40)	2,220	(2,487)

Net cash flow from / (used in) investing activities	(4,049)	(189)	1,829	(2,409)

Cash flow from / (used in) financing activities

Net money market paper issued / (repaid)	22,698	615	(92)	23,221

Net movements in treasury shares and own equity derivative activity	(2,416)	0	0	(2,416)

Capital issuance	2	0	0	2

Dividends paid	(3,105)	0	0	(3,105)

Issuance of long-term debt, including financial liabilities designated at fair value	50,587	14,635	11,085	76,307

Repayment of long-term debt, including financial liabilities designated at fair value	(17,780)	(753)	(11,924)	(30,457)

Increase in minority interests	0	8	1,564	1,572

Dividend payments to / purchase from minority interests	0	(175)	(400)	(575)

Net activity in investments in subsidiaries	(1,591)	(214)	1,805	0

Net cash flow from / (used in) financing activities	48,395	14,116	2,038	64,549

Effects of exchange rate differences	3,283	(720)	2,455	5,018

Net increase / (decrease) in cash equivalents	18,511	(2,564)	(11,996)	3,951

Cash and cash equivalents, beginning of the year	50,037	16,095	20,959	87,091

Cash and cash equivalents, end of the year	68,548	13,531	8,963	91,042

Cash and cash equivalents comprise:

Cash and balances with central banks	2,712	5	2,642	5,359

Money market paper [2]	47,838	8,991	997	57,826

Due from banks with original maturity of less than three months	17,998	4,535	5,324	27,857

Total	68,548	13,531	8,963	91,042

1 UBS AG Parent Bank prepares its financial statements in accordance with Swiss banking law requirements. For the purpose of this disclosure, the accounts have been adjusted to IFRS. 2 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 4,744 million was pledged at 31 December 2005.

Guarantee of other securities

In October 2000, UBS AG, acting through a wholly owned subsidiary, issued USD 1.5 billion of 8.622% UBS Trust Preferred Securities. In June 2001, UBS issued an additional USD 800 million of such securities (USD 300 million at 7.25% and USD 500 million at 7.247%). In May 2003, UBS issued USD 300 million of Floating Rate Non-Cumulative Trust Preferred Securities at 0.7% above one-month LIBOR of such securities.

UBS AG has fully and unconditionally guaranteed these securities. UBS’s obligations under the trust preferred securities guarantee are subordinated to the prior payment in full of the deposit liabilities of UBS and all other liabilities of UBS. At 31 December 2005, the amount of senior liabilities of UBS to which the holders of the subordinated debt securities would be subordinated is approximately CHF 1,997 billion.

Financial Statements
Notes to the Financial Statements

Note 42 Additional Disclosures Required under US GAAP and SEC Rules (continued)
Note 42.5 Pro-Forma Effect of the Fair Value Method of Accounting on US GAAP Net Profit

The following table presents US GAAP Net profit and earnings per share for the years ended 31 December 2004 and 31 December 2003 as if UBS had applied the fair value method of accounting for its share-based compensation plans in that period. With the adoption of SFAS 123-R on 1 January 2005, UBS adopted the fair value method of accounting for its share-based compensation plans using the modified prospective method. See Note 41.1h) for details.

CHF million, except per share data	31.12.04	31.12.03

Net profit under US GAAP, as reported	8,818	6,513

Add: Equity-based employee compensation expense included in reported net income, net of tax	1,209	752

Deduct: Total equity-based employee compensation expense determined under the fair-value-based method for all awards, net of tax	(1,717)	(1,191)

Net profit, pro-forma	8,310	6,074

Earnings per share

Basic, as reported	8.56	5.83

Basic, pro-forma	8.07	5.44

Diluted, as reported	8.15	5.72

Diluted, pro-forma	7.68	5.33

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)

UBS AG (Parent Bank)
Parent Bank Review

Parent Bank Review

Income Statement

The Parent Bank UBS AG net profit increased by CHF 7,551 million from CHF 5,946 million to CHF13,497 million. Income from investments in associated companies increased to CHF 3,943 million from CHF 461 million in 2004 mainly due to higher distributions received. The increase in extraordinary income and expenses is explained on page 198.

Balance Sheet

Total assets increased by CHF 224 billion to CHF 1,360 billion at 31 December 2005. This movement is mainly caused by increased positions in Money market paper of CHF17 billion, Due from banks of CHF 81 billion and Due from customers of CHF 25 billion. A considerable increase resulted as well in Trading balances in securities and precious metals of CHF 70 billion (thereof debt instruments CHF 23 billion and equities CHF 44 billion).

UBS AG (Parent Bank)
Financial Statements

Financial Statements

Income Statement

	For the year ended		% change from
CHF million	31.12.05	31.12.04	31.12.04

Interest and discount income	27,320	18,902	45

Interest and dividend income from trading portfolio	12,482	10,457	19

Interest and dividend income from financial investments	36	13	177

Interest expense	(33,972)	(21,659)	57

Net interest income	5,866	7,713	(24)

Credit-related fees and commissions	244	228	7

Fee and commission income from securities and investment business	9,751	8,002	22

Other fee and commission income	773	735	5

Fee and commission expense	(1,349)	(1,135)	19

Net fee and commission income	9,419	7,830	20

Net trading income	7,289	3,469	110

Net income from disposal of financial investments	95	87	9

Income from investments in associated companies	3,943	461	755

Income from real estate holdings	38	46	(17)

Sundry income from ordinary activities	46	1,418	(97)

Sundry ordinary expenses	(234)	(26)	800

Other income from ordinary activities	3,888	1,986	96

Operating income	26,462	20,998	26

Personnel expenses	10,999	9,699	13

General and administrative expenses	4,113	3,833	7

Operating expenses	15,112	13,532	12

Operating profit	11,350	7,466	52

Depreciation and write-offs on investments in associated companies and fixed assets	1,265	1,021	24

Allowances, provisions and losses	27	184	(85)

Profit before extraordinary items and taxes	10,058	6,261	61

Extraordinary income	5,274	1,016	419

Extraordinary expenses	0	49	(100)

Tax expense / (benefit)	1,835	1,282	43

Profit for the period	13,497	5,946	127

Balance Sheet

			% change from
CHF million	31.12.05	31.12.04	31.12.04

Assets

Liquid assets	2,712	4,152	(35)

Money market paper	47,840	31,262	53

Due from banks	431,071	350,055	23

Due from customers	185,331	159,988	16

Mortgage loans	153,387	132,941	15

Trading balances in securities and precious metals	358,600	288,170	24

Financial investments	4,216	4,503	(6)

Investments in associated companies	22,016	20,547	7

Fixed assets	4,527	4,212	7

Accrued income and prepaid expenses	5,359	3,129	71

Positive replacement values	136,503	128,300	6

Other assets	7,980	8,550	(7)

Total assets	1,359,542	1,135,809	20

Total subordinated assets	6,094	4,970	23

Total amounts receivable from Group companies	557,355	446,850	25

Liabilities

Money market paper issued	52,335	29,637	77

Due to banks	482,134	428,371	13

Due to customers on savings and deposit accounts	86,997	83,976	4

Other amounts due to customers	406,724	316,467	29

Medium-term bonds	1,464	1,686	(13)

Bond issues and loans from central mortgage institutions	102,386	60,125	70

Accruals and deferred income	11,451	7,588	51

Negative replacement values	160,002	158,811	1

Other liabilities	5,648	5,951	(5)

Allowances and provisions	4,249	3,929	8

Share capital	871	901	(3)

General statutory reserve	7,927	7,572	5

Reserve for own shares	10,562	9,056	17

Other reserves	13,295	15,793	(16)

Profit for the period	13,497	5,946	127

Total liabilities	1,359,542	1,135,809	20

Total subordinated liabilities	16,022	12,695	26

Total amounts payable to Group companies	404,108	357,311	13

UBS AG (Parent Bank)
Financial Statements

Statement of Appropriation of Retained Earnings

CHF million

The Board of Directors proposes to the Annual General Meeting the following appropriation:

Profit for the financial year 2005 as per the Parent Bank’s Income Statement	13,497

Appropriation to general statutory reserve	334

Appropriation to other reserves	9,788

Proposed dividends	3,375

Total appropriation	13,497

Dividend Distribution

The Board of Directors will recommend to the Annual General Meeting on 19 April 2006 that UBS should pay a dividend of CHF 3.20 per share of CHF 0.80 par value. If the dividend is approved, the payment of CHF 3.20 per share, after deduction of 35% Swiss withholding tax, would be made on 24 April 2006 for shareholders who hold UBS shares on 19 April 2006.
     In addition to the already increased dividend of CHF 3.20, the Board of Directors proposes that a repayment of CHF 0.60 per share be made to shareholders by means of a reduction in the par value from CHF 0.80 to CHF 0.20 for all registered shares. This payout will not be subject to the 35% Swiss withholding tax. Subject to the approval by the shareholders and the entry of the capital reduction in the Commercial Register, the payout will be made on 12 July 2006, to those shareholders in possession of UBS shares on 7 July 2006.

UBS AG (Parent Bank)
Notes to the Financial Statements

Notes to the Financial Statements

Accounting Principles

The Parent Bank’s accounting policies are in compliance with Swiss banking law. The accounting policies are principally the same as for the Group Financial Statements outlined in Note 1, Summary of Significant Accounting Policies. Major differences between the Swiss banking law requirements and International Financial Reporting Standards are described in Note 40 to the Group Financial Statements.
     In addition, the following principles are applied for the Parent Bank:

Treasury shares

Treasury shares is the term used to describe when an enterprise holds its own equity instruments. Under IFRS, treasury shares are presented in the balance sheet as a deduction from equity. No gain or loss is recognized in the income statement on the sale, issuance, acquisition, or cancellation of those shares. Consideration received or paid is presented in the financial statement as a change in equity.
     Under Swiss law, treasury shares are classified in the balance sheet as trading balances or as financial assets. Short positions are included in Due to banks. Realized gains and losses on the sale, issuance or acquisition of treasury shares, and unrealized gains or losses from re-measurement of treasury shares in the trading portfolio to market value are included in the Income statement. Treasury shares included in Financial investments are carried at the lower of cost or market value.

Foreign currency translation

Assets and liabilities of foreign branches are translated into CHF at the exchange rates at the balance sheet date, while income and expense items are translated at weighted average rates for the period. Exchange differences arising on the translation of each of these foreign branches are credited to a provision account (other liabilities) in case of a gain, while any losses are firstly debited to that provision account until such provision is fully utilized, and secondly to profit and loss.

Investments in associated companies

Investments in associated companies are equity interests which are held for the purpose of the Parent Bank’s business activities or for strategic reasons. They are carried at cost less valuation reserves, if needed.

Property and equipment

Bank buildings and other real estate are carried at cost less accumulated depreciation. Depreciation of computer and telecommunications equipment, other office equipment, fixtures and fittings is recognized on a straight-line basis over the estimated useful lives of the related assets. The useful lives of Property and equipment are summarized in Note 1, Summary of Significant Accounting Policies, of the Group Financial Statements.

Extraordinary income and expenses

Certain items of income and expense appear as extraordinary within the Parent Bank Financial Statements, whereas in the Group Financial Statements they are considered to be operating income or expenses and appear within the appropriate income or expense category or they are included in net profit from discontinued operations, if required. These items are separately identified on page 198.

UBS AG (Parent Bank)
Notes to the Financial Statements

Additional Income Statement Information

Net Trading Income

	For the year ended		% change from
CHF million	31.12.05	31.12.04	31.12.04

Equities	3,068	2,262	36

Fixed income [1]	1,540	(266)

Foreign exchange and other	2,681	1,473	82

Total	7,289	3,469	110

1 Includes commodities trading income.

Extraordinary Income and Expenses

Extraordinary income includes a CHF 3,183 million gain on sale of Private Banks & GAM compared to a gain on sale of associated companies of CHF 72 million in 2004. Additionally 2005 included a write-up of investments in associated companies of CHF 1,263 million, a gain of CHF 370 million resulting from a merger with a subsidiary and releases of provisions of CHF 452 million (2004: CHF 334 million). 2004 further included the

CHF 609 million first-time adoption impact as at 1 January 2004 from changing the valuation method for treasury shares from lower of cost or market to the mark to market method.

     Extraordinary expense contained a CHF 48 million loss from the liquidation of investments in associated companies in 2004.

Additional Balance Sheet Information

Allowances and Provisions

		Provisions	Recoveries,
		applied in	doubtful interest,		New
		accordance	currency	Provisions	provisions
	Balance at	with their	translation	released	charged	Balance at
CHF million	31.12.04	specified purpose	differences	to income	to income	31.12.05

Default risks (credit and country risk)	2,777	(629)	61	(971)	598	1,836

Trading portfolio risks	3,337		534		9	3,880

Litigation risks	233	(80)	148	(62)	89	328

Operational risks	1,508	(56)	(105)	(247)	562	1,662

Capital and income taxes	1,858	(1,658)	72		1,839	2,111

Total allowances and provisions	9,713	(2,423)	710	(1,280)	3,097	9,817

Allowances deducted from assets	5,784					5,568

Total provisions as per balance sheet	3,929					4,249

Statement of Shareholders’ Equity

		General statutory	General statutory			Total shareholders'
		reserves:	reserves:	Reserves for		equity (before
CHF million	Share capital	Share premium	Retained earnings	own shares	Other reserves	distribution of profit)

As at 31.12.03 and 1.1.04	946	6,141	1,071	8,024	24,388	40,570

Cancellation of own shares	(47)				(4,469)	(4,516)

Capital increase	2	72				74

Increase in reserves			288		(288)

Prior year dividend					(2,806)	(2,806)

Profit for the period					5,946	5,946

Changes in reserves for own shares				1,032	(1,032)

As at 31.12.04 and 1.1.05	901	6,213	1,359	9,056	21,739	39,268

Cancellation of own shares	(32)				(3,511)	(3,543)

Capital increase	2	33				35

Increase in reserves			322		(322)

Prior year dividend					(3,105)	(3,105)

Profit for the period					13,497	13,497

Changes in reserves for own shares				1,506	(1,506)

As at 31.12.05	871	6,246	1,681	10,562	26,792	46,152

Share Capital

	Par value		Ranking for dividends
	No. of shares	Capital in CHF	No. of shares	Capital in CHF

As at 31.12.05

Issued and paid up	1,088,632,522	870,906,018	1,054,747,522	843,798,018

Conditional share capital	1,823,501	1,458,801

As at 31.12.04

Issued and paid up	1,126,858,177	901,486,542	1,086,923,083	869,538,466

Conditional share capital	3,533,012	2,826,410

UBS AG (Parent Bank)
Notes to the Financial Statements

Off-Balance Sheet and Other Information

Assets Pledged or Assigned as Security for Own Obligations, Assets Subject to Reservation of Title

	31.12.05		31.12.04		Change in %
CHF million	Book value	Effective liability	Book value	Effective liability	Book value	Effective liability

Money market paper	26,513	6,120	15,387	4,633	72	32

Mortgage loans	64	38	175	60	(63)	(37)

Securities	102,330	48,580	79,534	41,310	29	18

Total	128,907	54,738	95,096	46,003	36	19

Assets are pledged as collateral for securities borrowing and repurchase transactions, for collateralized credit lines with central banks, loans from mortgage institutions and security deposits relating to stock exchange membership.

Commitments and Contingent Liabilities

			% change from
CHF million	31.12.05	31.12.04	31.12.04

Contingent liabilities	184,665	123,429	50

Irrevocable commitments	68,071	50,552	35

Liabilities for calls on shares and other equities	130	104	25

Confirmed credits	2,004	1,820	10

Derivative Instruments

	31.12.05			31.12.04
			Notional amount			Notional amount
CHF million	PRV[1]	NRV[2]	CHF bn	PRV	NRV	CHF bn

Interest rate contracts	222,508	221,437	20,656	174,994	183,210	15,398

Credit derivative contracts	15,811	16,427	1,557	7,895	9,353	671

Foreign exchange contracts	57,705	58,600	4,757	81,377	79,046	3,729

Precious metal contracts	3,616	3,444	82	1,919	1,590	61

Equity / index contracts	25,663	49,924	706	20,487	44,107	721

Commodity contracts	10,677	9,647	194	1,739	1,616	41

Total derivative instruments	335,980	359,479	27,952	288,411	318,922	20,621

Replacement values netting	199,477	199,477		160,111	160,111

Replacement values after netting	136,503	160,002		128,300	158,811

1 PRV (Positive replacement values).  2 NRV (Negative replacement values).

Fiduciary Transactions

			% change from
CHF million	31.12.05	31.12.04	31.12.04

Deposits:

with other banks	37,171	30,581	22

with Group banks	1,382	740	87

Loans and other financial transactions	0	6	(100)

Total	38,553	31,327	23

Due to UBS Pension Plans, Loans to Corporate Bodies / Related Parties

			% change from
CHF million	31.12.05	31.12.04	31.12.04

Due to UBS pension plans and UBS debt instruments held by pension plans	719	1,329	(46)

Securities borrowed from pension plans	2,222	3,778	(41)

Loans to directors, senior executives and auditors [1]	21	16	31

1 Loans to directors, senior executives and auditors are loans to members of the Board of Directors, the Group Executive Board and the Group’s official auditors under Swiss company law. This also includes loans to companies which are controlled by these natural or legal persons. There are no loans to the auditors.

The employees of UBS AG are covered through the pension plans of UBS Group. The major Group pension plans are disclosed in Note 30 of the Group’s Financial Statements.

a) Defined benefit plans

Swiss pension plan
In 2005, UBS AG contributed CHF 372 million (2004: CHF 336 million) to the Swiss pension plan of UBS Group.

Foreign pension plans
UBS Group operates various other pension plans in foreign locations which cover the employees of UBS AG and other employees of UBS Group at these locations. In 2005, UBS AG contributed CHF 82 million (2004: CHF 59 million) to these plans.

b) Defined contribution plans

UBS Group also sponsors a number of defined contribution plans, primarily in the UK and the US. In 2005, UBS AG contributed CHF 60 million (2004: CHF 73 million) to these plans.

Personnel

Parent Bank personnel was 38,189 on 31 December 2005 and 35,542 on 31 December 2004.

UBS AG (Parent Bank)
Report of the Statutory Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the General Meeting of

UBS AG, Zurich and Basel

Basel, 2 March 2006

Report of the statutory auditors

As statutory auditors, we have audited the accounting records and the financial statements (income statement, balance sheet and notes on pages 193 to 201) of UBS AG for the year ended 31 December 2005.

These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements referred to above and the proposed appropriation of available earnings comply with Swiss law and the company's articles of association.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Andrew McIntyre
Chartered Accountant
(in charge of the audit)

Dr. Andreas Blumer
Swiss Certified Accountant
(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

UBS AG (Parent Bank)
Report of the Capital Increase Auditors

ERNST & YOUNG

Ernst & Young Ltd
Aeschengraben 9
P.O. Box 2149
CH-4002 Basel

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors of

UBS AG, Zurich and Basel

Basel, 3 February 2006

Confirmation in respect of conditional capital increase

As auditor of the capital increase of UBS AG, we have audited the issue of new shares based on the resolution of the general meeting as of 7 September 2000 and the satisfaction of the conditions for the adjustment of the provisions regarding the conditional capital increase in the articles of association, both related to employee stock option plans of Paine Webber Group Inc., New York, during the period between 1 January 2005 and 31 December 2005 in accordance with the provisions of Swiss law.

The issue of new shares in accordance with the provisions of the company's articles of association is the responsibility of the board of directors. Our responsibility is to express an opinion on whether the issue of new shares is in accordance with the provisions of Swiss law and the company's articles of association. In addition, the provision of evidence that the option rights have expired is also the responsibility of the board of directors. Our responsibility is to express an opinion on the accuracy of this statement, based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance as to whether the issue of new shares, and whether the conclusion as to the expired option rights, were both free of material error. We have performed the audit procedures appropriate in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the issue of 1'709'439 registered shares of a nominal value of CHF 0.80 per share was in accordance with the provisions of the Swiss law and the company's articles of association. In addition, we are of the opinion that in the reporting period option rights in the employee stock option plans of Paine Webber Group Inc., New York, relating to 72 registered shares of a nominal value of CHF 0.80 per share have expired.

Ernst & Young Ltd

Andrew McIntyre	Dr. Andreas Blumer
Chartered Accountant	Swiss Certified Accountant
(in charge of the audit)	(in charge of the audit)

Offices in Aarau, Baden, Basel, Berne, Geneva, Lausanne, Lucerne, Lugano, St.Gallen, Zug, Zurich.
Member of the Swiss Chamber of Auditors.

Additional Disclosure Required
under SEC Regulations

Additional Disclosure Required under SEC Regulations

Additional Disclosure Required
under SEC Regulations

A – Introduction

The following pages contain additional disclosure about UBS Group which is required under SEC regulations.

Unless otherwise stated, UBS’s Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and are denominated in Swiss francs,

or CHF, the reporting currency of the Group. Certain financial information has also been presented in accordance with United States Generally Accepted Accounting Principles (US GAAP).

B – Selected Financial Data

The tables below set forth, for the periods and dates indicated, information concerning the noon buying rate for the Swiss franc, expressed in United States dollars, or USD, per one Swiss franc. The noon buying rate is the rate in New York

City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

On 28 February 2006, the noon buying rate was 0.7627 USD per 1 CHF.

			Average rate[1]
Year ended 31 December	High	Low	(USD per 1 CHF)	At period end

2001	0.6331	0.5495	0.5910	0.5857

2002	0.7229	0.5817	0.6453	0.7229

2003	0.8189	0.7048	0.7493	0.8069

2004	0.8843	0.7601	0.8059	0.8712

2005	0.8721	0.7544	0.8039	0.7606

Month	High	Low

September 2005	0.8139	0.7712

October 2005	0.7855	0.7679

November 2005	0.7825	0.7544

December 2005	0.7820	0.7570

January 2006	0.7940	0.7729

February 2006	0.7788	0.7575

1 The average of the noon buying rates on the last business day of each full month during the relevant period.

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

	For the year ended
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Income statement data

Interest income	59,286	39,228	40,045	39,896	52,187

Interest expense	(49,758)	(27,484)	(27,784)	(29,417)	(44,236)

Net interest income	9,528	11,744	12,261	10,479	7,951

Credit loss (expense) / recovery	375	241	(102)	(112)	(499)

Net interest income after credit loss (expense) / recovery	9,903	11,985	12,159	10,367	7,452

Net fee and commission income	21,436	18,506	16,673	17,481	19,440

Net trading income	7,996	4,902	3,670	5,381	8,732

Other income	1,125	932	225	285	609

Income from Industrial Holdings	10,515	6,086	2,900	1,245	1,691

Total operating income	50,975	42,411	35,627	34,759	37,924

Total operating expenses	37,926	32,124	28,355	31,007	31,723

Operating profit from continuing operations before tax	13,049	10,287	7,272	3,752	6,201

Tax expense	2,549	2,224	1,419	597	1,359

Net profit from continuing operations	10,500	8,063	5,853	3,155	4,842

Net profit from discontinued operations	4,190	407	400	210	445

Net profit	14,690	8,470	6,253	3,365	5,287

Net profit attributable to minority interests	661	454	349	348	356

Net profit attributable to UBS shareholders	14,029	8,016	5,904	3,017	4,931

Cost/income ratio (%) [1]	70.1	73.2	76.8	84.7	79.1

Per share data (CHF)

Basic earnings per share [2]	13.93	7.78	5.44	2.59	4.05

Diluted earnings per share [2]	13.36	7.40	5.19	2.54	3.90

Operating profit before tax per share	12.96	9.99	6.70	3.22	5.09

Cash dividends declared per share (CHF) [3]	3.20	3.00	2.60	2.00	0.00

Cash dividend equivalent in USD [3]		2.54	2.00	1.46	0.00

Dividend payout ratio (%)	23.0	38.6	47.8	77.2

Rates of return (%)

Return on equity attributable to UBS shareholders [4]	39.4	25.5	17.8	8.2	12.4

Return on average equity	36.9	23.6	16.8	7.6	11.9

Return on average assets	0.67	0.44	0.38	0.20	0.36

1 Operating expenses/operating income before credit loss expense for Financial Businesses. 2 For EPS calculation, see Note 8 to the Financial Statements. 3 Dividends are normally declared and paid in the year subsequent to the reporting period. In 2001 an amount of CHF 1.60 per share was distributed to shareholders in the form of a par value reduction, in respect of 2000. No dividend was paid out for the year 2001. A par value reduction of CHF 2.00 per share was paid on 10 July 2002. A dividend of CHF 2.00 per share was paid on 23 April 2003, CHF 2.60 on 20 April 2004 and CHF 3.00 on 26 April 2005. A dividend of CHF 3.20 per share will be paid on 24 April 2006, and a par value reduction of CHF 0.60 per share will be distributed in July 2006 subject to approval by shareholders at the Annual General Meeting. The USD amount per share will be determined on 20 April 2006. 4 Net profit attributable to UBS shareholders/average equity attributable to UBS shareholders less distributions.

B – Selected Financial Data (continued)

	As at
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Balance sheet data

Total assets	2,060,250	1,737,118	1,553,979	1,350,852	1,258,093

Equity attributable to UBS shareholders	44,324	33,941	33,659	36,010	40,873

Average equity to average assets (%)	1.81	1.86	2.25	2.67	3.03

Market capitalization	131,949	103,638	95,401	79,448	105,475

Shares

Registered ordinary shares	1,088,632,522	1,126,858,177	1,183,046,764	1,256,297,678	1,281,717,499

Treasury shares	104,259,874	124,663,310	136,741,227	141,230,691	89,804,451

BIS capital ratios

Tier 1 (%)	12.9	11.9	12.0	11.3	11.6

Total BIS (%)	14.1	13.8	13.5	13.8	14.8

Risk-weighted assets	310,409	264,832	252,398	238,790	253,735

Invested assets (CHF billion)	2,652	2,217	2,098	1,959	2,448

Personnel Financial Businesses (full-time equivalents)

Switzerland	26,028	25,990	26,662	27,972	29,163

Europe (excluding Switzerland)	11,007	10,764	9,906	10,009	9,650

Americas	27,136	26,232	25,511	27,350	27,463

Asia Pacific	5,398	4,438	3,850	3,730	3,709

Total	69,569	67,424	65,929	69,061	69,985

Long-term ratings [1]

Fitch, London	AA+	AA+	AA+	AAA	AAA

Moody’s, New York	Aa2	Aa2	Aa2	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+	AA+	AA+	AA+

1 See the Handbook 2005/2006, page 57 for information about the nature of these ratings.

Balance Sheet Data

	As at
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Assets

Total assets	2,060,250	1,737,118	1,553,979	1,350,852	1,258,093

Due from banks	33,644	35,419	31,959	32,777	27,736

Cash collateral on securities borrowed	300,331	220,242	213,932	139,049	162,938

Reverse repurchase agreements	404,432	357,164	320,499	294,067	269,256

Trading portfolio assets	499,297	389,487	354,558	261,080	397,888

Trading portfolio assets pledged as collateral	154,759	159,115	120,759	110,365

Positive replacement values	333,782	284,577	248,206	247,421	73,447

Loans	269,969	232,167	212,670	211,707	226,535

Liabilities and Equity

Due to banks	124,328	120,026	129,084	83,561	107,031

Cash collateral on securities lent	77,267	61,545	53,278	36,870	30,317

Repurchase agreements	478,508	422,587	415,863	366,858	368,620

Trading portfolio liabilities	188,631	171,033	143,957	106,453	105,798

Negative replacement values	337,663	303,712	254,768	247,206	71,443

Financial liabilities designated at fair value	117,401	65,756	35,286	14,516

Due to customers	451,533	376,076	346,577	306,876	333,781

Debt issued	160,710	117,856	88,874	115,798	158,307

Equity attributable to UBS shareholders	44,324	33,941	33,659	36,010	40,873

Additional Disclosure Required under SEC Regulations

B – Selected Financial Data (continued)

US GAAP Income Statement Data

	For the year ended
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Operating income

Interest income	59,039	38,991	39,802	39,612	51,817

Interest expense	(49,588)	(27,245)	(27,628)	(29,334)	(44,096)

Net interest income	9,451	11,746	12,174	10,278	7,721

Credit loss (expense) / recovery	375	334	(74)	(112)	(499)

Net interest income after credit loss (expense) / recovery	9,826	12,080	12,100	10,166	7,222

Net fee and commission income	21,436	18,435	16,606	17,481	19,440

Net trading income	6,864	4,795	3,944	5,870	8,889

Other income	793	1,180	382	(65)	504

Revenues from Industrial Holdings	8,674	3,648

Total operating income	47,593	40,138	33,032	33,452	36,055

Operating expenses

Personnel expenses	20,220	18,297	17,234	18,224	19,294

General and administrative expenses	6,667	6,545	5,917	6,953	7,465

Depreciation of property and equipment	1,414	1,365	1,368	1,573	1,759

Amortization of goodwill	0	0	0	0	2,385

Amortization of other intangible assets	201	180	110	1,443	298

Goods and materials purchased	7,142	2,861

Restructuring costs	0	0	0	0	112

Total operating expenses	35,644	29,248	24,629	28,193	31,313

Operating profit from continuing operations before tax	11,949	10,890	8,403	5,259	4,742

Tax expense	3,078	2,015	1,790	456	1,323

Minority interests	(410)	(435)	(350)	(331)	(344)

Net profit from continuing operations	8,461	8,440	6,263	4,472	3,075

Net profit from discontinued operations	3,853	372	250	435	159

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax				639

Cumulative adjustment of accounting for certain equity-based compensation plans as cash settled, net of tax		6

Cumulative adjustment due to the adoption of SFAS 123 (revised 2004), “Share-Based Payment” on 1 January 2005, net of tax	38

Net profit	12,352	8,818	6,513	5,546	3,234

B – Selected Financial Data (continued)

US GAAP Balance Sheet Data

	As at
CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Assets

Total assets	2,322,261	1,903,186	1,699,007	1,296,938	1,361,920

Due from banks	33,427	35,286	31,758	32,481	27,550

Cash collateral on securities borrowed	274,099	218,414	211,058	139,073	162,566

Reverse repurchase agreements	404,432	357,164	320,499	294,086	269,256

Trading portfolio assets	607,432	449,389	423,733	331,480	455,406

Trading portfolio assets pledged as collateral	152,237	159,115	120,759	110,365

Positive replacement values [1]	337,409	284,468	248,924	83,757	73,474

Loans	267,530	228,968	212,729	211,755	226,747

Goodwill	28,104	26,977	26,775	28,127	29,255

Other intangible assets	1,665	1,722	1,174	1,222	4,510

Other assets	116,831	101,068	64,381	21,314	36,972

Liabilities and Equity

Due to banks	127,252	119,021	127,385	83,178	106,531

Cash collateral on securities lent	66,916	57,792	51,157	36,870	30,317

Repurchase agreements	482,843	423,513	415,863	366,858	368,620

Trading portfolio liabilities	193,965	190,907	149,380	117,721	119,528

Obligation to return securities received as collateral	67,430	12,950	13,071	16,308	10,931

Negative replacement values [1]	432,171	360,345	326,136	132,354	116,666

Due to customers	466,410	386,913	347,358	306,872	333,766

Accrued expenses and deferred income	18,707	14,830	13,673	15,330	17,289

Debt issued	240,212	164,744	123,259	129,527	156,462

Shareholders’ equity	60,475	52,668	53,174	55,576	59,282

1 Positive and negative replacement values represent the fair value of derivative instruments. From 2003 onwards, they are presented on a gross basis under US GAAP.

Ratio of Earnings to Fixed Charges

The following table sets forth UBS’s ratio of earnings to fixed charges for the periods indicated. Ratios of earnings to combined fixed charges and preferred stock dividend requirements are not presented as there were no preferred share dividends in any of the periods indicated.

	For the year ended
	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

IFRS [1]	1.24	1.35	1.24	1.11	1.13

US GAAP [1]	1.23	1.37	1.28	1.17	1.10

1 The ratio is provided using both IFRS and US GAAP values, since the ratio is materially different under the two accounting standards.

C – Information on the Company

Property, Plant and Equipment

At 31 December 2005, UBS Financial Businesses operated about 1,061 business and banking locations worldwide, of which about 44% were in Switzerland, 44% in the Americas, 10% in the rest of Europe, Middle East and Africa and 2% in Asia-Pacific. 39% of the business and banking locations in Switzerland were owned directly by UBS, with the remainder, along with most of UBS’s offices outside Switzerland, being held under commercial leases.

At 31 December 2005, the Industrial Holdings segment operated about 303 business locations worldwide, of which about 21% were in Switzerland, 71% in the rest of Europe, Middle East and Africa, 7% in the Americas and 1% in Asia-Pacific. 76% of the business locations worldwide were held under commercial leases.

These premises are subject to continuous maintenance and upgrading and are considered suitable and adequate for current and anticipated operations.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Selected Statistical Information

The tables below set forth selected statistical information regarding the Group’s banking operations extracted from the Financial Statements. Unless otherwise indicated, average balances for the years ended 31 December 2005, 31 Decem-

ber 2004 and 31 December 2003 are calculated from monthly data. The distinction between domestic and foreign is generally based on the booking location. For loans, this method is not significantly different from an analysis based on the domicile of the borrower.

Average Balances and Interest Rates

The following table sets forth average interest-earning assets and average interest-bearing liabilities, along with the average rates, for the years ended 31 December 2005, 2004 and 2003.

	31.12.05			31.12.04			31.12.03
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Assets

Due from banks

Domestic	15,467	270	1.7	12,463	154	1.2	11,417	158	1.4

Foreign	25,497	1,334	5.2	23,843	397	1.7	21,317	1,064	5.0

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	33,012	1,079	3.3	17,969	457	2.5	6,576	200	3.0

Foreign	787,389	22,562	2.9	710,065	10,549	1.5	582,066	10,948	1.9

Trading portfolio assets

Domestic	15,545	457	2.9	10,122	336	3.3	7,990	219	2.7

Foreign taxable	580,763	23,630	4.1	513,922	18,914	3.7	421,413	18,151	4.3

Foreign non-taxable	3,390	58	1.7	2,309	27	1.2	1,668	21	1.3

Foreign total	584,153	23,688	4.1	516,231	18,941	3.7	423,081	18,172	4.3

Financial assets designated at fair value

Domestic	616	0		196	0		0	0

Foreign	691	26	3.8	0	0		0	0

Loans

Domestic	174,299	5,424	3.1	168,456	5,308	3.2	165,397	6,357	3.8

Foreign	81,264	3,241	4.0	60,145	1,813	3.0	51,459	1,805	3.5

Financial investments

Domestic	1,036	3	0.3	1,132	17	1.5	1,988	27	1.4

Foreign taxable	3,546	83	2.3	3,000	21	0.7	2,880	30	1.0

Foreign non-taxable				0	0	0.0	0	0	0.0

Foreign total	3,546	83	2.3	3,000	21	0.7	2,880	30	1.0

Total interest-earning assets	1,722,515	58,167	3.4	1,523,622	37,993	2.5	1,274,171	38,980	3.1

Net interest on swaps		1,119			1,235			1,065

Interest income and average interest-earning assets	1,722,515	59,286	3.4	1,523,622	39,228	2.6	1,274,171	40,045	3.1

Non-interest-earning assets

Positive replacement values	319,698			246,952			249,155

Fixed assets	9,308			8,808			12,874

Other	55,125			53,087			29,750

Total average assets	2,106,646			1,832,469			1,565,950

D – Information Required by Industry Guide 3 (continued)

	31.12.05			31.12.04			31.12.03
	Average		Average	Average		Average	Average		Average
CHF million, except where indicated	balance	Interest	rate (%)	balance	Interest	rate (%)	balance	Interest	rate (%)

Liabilities and Equity

Due to banks

Domestic	35,713	897	2.5	31,129	385	1.2	28,719	116	0.4

Foreign	92,431	3,321	3.6	96,335	1,582	1.6	74,695	1,747	2.3

Cash collateral on securities lent and repurchase agreements

Domestic	40,772	881	2.2	33,846	489	1.4	23,287	295	1.3

Foreign	661,722	19,745	3.0	614,295	9,525	1.6	515,665	9,328	1.8

Trading portfolio liabilities

Domestic	3,632	145	4.0	3,717	180	4.8	3,252	156	4.8

Foreign	173,394	10,591	6.1	161,286	7,813	4.8	127,104	9,769	7.7

Financial liabilities designated at fair value

Domestic	638	5	0.8	85	1	1.2	0	0

Foreign	86,688	2,385	2.8	49,234	1,167	2.4	22,445	751	3.3

Due to customers

Domestic demand deposits	67,987	292	0.4	67,005	167	0.2	55,496	100	0.2

Domestic savings deposits	86,373	404	0.5	84,112	414	0.5	81,963	527	0.6

Domestic time deposits	24,245	386	1.6	19,052	250	1.3	21,125	357	1.7

Domestic total	178,605	1,082	0.6	170,169	831	0.5	158,584	984	0.6

Foreign [1]	236,228	5,760	2.4	192,992	2,677	1.4	161,738	2,149	1.3

Short-term debt

Domestic	1,584	20	1.3	246	0		64	0	0.0

Foreign	96,767	2,905	3.0	79,902	1,338	1.7	73,193	1,015	1.4

Long-term debt

Domestic	4,250	117	2.8	10,358	168	1.6	6,413	188	2.9

Foreign	43,035	1,904	4.4	28,259	1,328	4.7	30,805	1,286	4.2

Total interest-bearing liabilities	1,655,459	49,758	3.0	1,471,853	27,484	1.9	1,225,964	27,784	2.3

Non-interest-bearing liabilities

Negative replacement values	335,992			260,629			254,819

Other	70,292			60,482			46,025

Total liabilities	2,061,743			1,792,964			1,526,808

Equity attributable to UBS shareholders	44,903			39,505			39,142

Total average liabilities and equity	2,106,646			1,832,469			1,565,950
attributable to UBS shareholders

Net interest income		9,528			11,744			12,261

Net yield on interest-earning assets			0.6			0.8			1.0

1 Due to customers in foreign offices consists mainly of time deposits.

The percentage of total average interest-earning assets attributable to foreign activities was 86% for 2005 (86% for 2004 and 85% for 2003). The percentage of total average interest-bearing liabilities attributable to foreign activities was 84% for 2005 (83% for 2004 and 82% for 2003). All assets and liabilities are translated into CHF at uniform month-end rates. Interest income and expense are translated at monthly average rates.

Average rates earned and paid on assets and liabilities can change from period to period based on the changes in interest rates in general, but are also affected by changes in the currency mix included in the assets and liabilities. This is especially true for foreign assets and liabilities. Tax-exempt income is not recorded on a tax-equivalent basis. For all three years presented, tax-exempt income is considered to be insignificant and the impact from such income is therefore negligible.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense

The following tables allocate, by categories of interest-earning assets and interest-bearing liabilities, the changes in interest income and expense due to changes in volume and interest rates for the year ended 31 December 2005 compared with the year ended 31 December 2004, and for the year ended 31 December 2004 compared with the year ended 31

December 2003. Volume and rate variances have been calculated on movements in average balances and changes in interest rates. Changes due to a combination of volume and rates have been allocated proportionally. Refer to page 221 of Industry Guide 3 for a discussion of the treatment of impaired, non-performing and restructured loans.

	2005 compared with 2004			2004 compared with 2003
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest income from interest-earning assets

Due from banks

Domestic	36	80	116	15	(19)	(4)

Foreign	28	909	937	126	(793)	(667)

Cash collateral on securities borrowed and reverse repurchase agreements

Domestic	376	246	622	342	(85)	257

Foreign	1,160	10,853	12,013	2,432	(2,831)	(399)

Trading portfolio assets

Domestic	179	(58)	121	58	59	117

Foreign taxable	2,473	2,243	4,716	3,978	(3,215)	763

Foreign non-taxable	13	18	31	8	(2)	6

Foreign total	2,486	2,261	4,747	3,986	(3,217)	769

Financial assets designated at fair value

Domestic	0	0	0	0	0	0

Foreign	26	0	26	0	0	0

Loans

Domestic	187	(71)	116	116	(1,165)	(1,049)

Foreign	634	794	1,428	304	(296)	8

Financial investments

Domestic	(1)	(13)	(14)	(12)	2	(10)

Foreign taxable	4	58	62	1	(10)	(9)

Foreign non-taxable	0	0	0	0	0	0

Foreign total	4	58	62	1	(10)	(9)

Interest income

Domestic	777	184	961	519	(1,208)	(689)

Foreign	4,338	14,875	19,213	6,849	(7,147)	(298)

Total interest income from interest-earning assets	5,115	15,059	20,174	7,368	(8,355)	(987)

Net interest on swaps			(116)			170

Total interest income			20,058			(817)

D – Information Required by Industry Guide 3 (continued)

Analysis of Changes in Interest Income and Expense (continued)

	2005 compared with 2004			2004 compared with 2003
	Increase / (decrease)			Increase / (decrease)
	due to changes in			due to changes in
	Average	Average	Net	Average	Average	Net
CHF million	volume	rate	change	volume	rate	change

Interest expense on interest-bearing liabilities

Due to banks

Domestic	55	457	512	10	259	269

Foreign	(62)	1,801	1,739	498	(663)	(165)

Cash collateral on securities lent and repurchase agreements

Domestic	97	295	392	137	57	194

Foreign	759	9,461	10,220	1,775	(1,578)	197

Trading portfolio liabilities

Domestic	(4)	(31)	(35)	22	2	24

Foreign	581	2,197	2,778	2,632	(4,588)	(1,956)

Financial liabilities designated at fair value

Domestic	7	(3)	4	0	1	1

Foreign	899	319	1,218	884	(468)	416

Due to customers

Domestic demand deposits	2	123	125	23	44	67

Domestic savings deposits	11	(21)	(10)	13	(126)	(113)

Domestic time deposits	68	68	136	(35)	(72)	(107)

Domestic total	81	170	251	1	(154)	(153)

Foreign	605	2,478	3,083	406	122	528

Short-term debt

Domestic	20	0	20	0	0	0

Foreign	287	1,280	1,567	94	229	323

Long-term debt

Domestic	(98)	47	(51)	114	(134)	(20)

Foreign	694	(118)	576	(107)	149	42

Interest expense

Domestic	158	935	1,093	284	31	315

Foreign	3,763	17,418	21,181	6,182	(6,797)	(615)

Total interest expense	3,921	18,353	22,274	6,466	(6,766)	(300)

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Deposits

The following table analyzes average deposits and the average rates on each deposit category listed below for the years ended 31 December 2005, 2004 and 2003. The geographic allocation is based on the location of the office or branch where the deposit is made. Deposits by foreign depositors in domestic offices were CHF 54,968 million, CHF 49,699 million and CHF 49,857 million at 31 December 2005, 31 December 2004 and 31 December 2003, respectively.

	31.12.05		31.12.04		31.12.03
	Average	Average	Average	Average	Average	Average
CHF million, except where indicated	deposit	rate (%)	deposit	rate (%)	deposit	rate (%)

Banks

Domestic offices

Demand deposits	8,491	0.1	7,770	0.1	3,836	0.0

Time deposits	6,976	3.3	4,693	1.7	7,581	0.6

Total domestic offices	15,467	1.5	12,463	0.7	11,417	0.4

Foreign offices

Interest-bearing deposits[1]	25,497	3.6	23,843	1.6	21,317	2.4

Total due to banks	40,964	2.8	36,306	1.3	32,734	1.7

Customer accounts

Domestic offices

Demand deposits	67,987	0.4	67,005	0.2	55,496	0.2

Savings deposits	86,373	0.5	84,112	0.5	81,963	0.6

Time deposits	24,245	1.6	19,052	1.3	21,125	1.7

Total domestic offices	178,605	0.6	170,169	0.5	158,584	0.6

Foreign offices

Interest-bearing deposits[1]	236,228	2.4	192,992	1.4	161,738	1.3

Total due to customers	414,833	1.6	363,161	1.0	320,322	1.0

1 Mainly time deposits.

At 31 December 2005, the maturity of time deposits exceeding CHF 150,000, or an equivalent amount in other currencies, was as follows:

CHF million	Domestic	Foreign

Within 3 months	26,427	179,430

3 to 6 months	1,588	3,779

6 to 12 months	823	2,745

1 to 5 years	581	1,606

Over 5 years	296	60

Total time deposits	29,715	187,620

D – Information Required by Industry Guide 3 (continued)

Short-term Borrowings

The following table presents the period-end, average and maximum month-end outstanding amounts for short-term borrowings, along with the average rates and period-end rates at and for the years ended 31 December 2005, 2004 and 2003.

	Money market paper issued			Due to banks			Repurchase agreements [1]
CHF million, except where indicated	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03	31.12.05	31.12.04	31.12.03

Period-end balance	102,662	79,442	58,115	90,651	84,351	90,615	667,317	557,892	500,592

Average balance	98,351	80,148	73,257	87,180	91,158	70,680	628,362	587,988	498,679

Maximum month-end balance	112,217	94,366	92,605	101,178	115,880	96,694	719,208	637,594	593,738

Average interest rate during the period (%)	3.0	1.7	1.4	3.3	1.6	2.8	3.0	1.5	1.8

Average interest rate at period-end (%)	4.0	2.1	1.3	3.0	2.0	1.5	2.6	2.0	1.3

1 For the purpose of this disclosure, balances are presented on a gross basis.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Contractual Maturities of Investments in Debt Instruments 1,2

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2005

Swiss national government and agencies	0	0.00	2	4.36	0	0.00	1	4.00

Swiss local governments	0	0.00	0	0.00	0	0.00	0	0.00

US Treasury and agencies	0	0.00	42	5.51	10	5.77	12	6.03

Foreign governments and official institutions	38	1.91	2	1.90	5	5.64	2	6.17

Corporate debt securities	13	3.20	239	4.25	66	5.38	103	5.66

Mortgage-backed securities	0	0.00	0	0.00	14	3.92	129	4.80

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	51		285		95		247

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2004

Swiss national government and agencies	1	5.50	2	4.29	6	3.80	1	4.00

Swiss local governments	10	3.97	10	4.14	0	0.00	0	0.00

Foreign governments and official institutions	36	2.13	4	1.25	0	0.00	0	0.00

Corporate debt securities	57	2.74	50	2.92	0	0.00	33	0.00

Mortgage-backed securities	3	2.50	0	0.00	5	3.21	64	4.36

Other debt securities	0	0.00	0	0.00	0	0.00	0	0.00

Total fair value	107		66		11		98

	Within 1 year		1-5 years		5-10 years		Over 10 years
CHF million, except percentages	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)	Amount	Yield (%)

31 December 2003

Swiss national government and agencies	3	6.61	4	2.92	6	3.80	1	4.00

Swiss local governments	5	3.90	20	2.01	0	0.00	0	0.00

Foreign governments and official institutions	45	1.89	9	1.49	0	0.00	0	0.00

Corporate debt securities	81	1.09	68	3.53	7	7.38	0	0.00

Mortgage-backed securities	0	0.00	0	0.00	0	0.00	0	0.00

Other debt securities	4	0.00	8	0.00	0	0.00	0	0.00

Total fair value	138		109		13		1

1 Money market paper has a contractual maturity of less than one year. 2 Average yields are calculated on an amortized cost basis for all years presented.

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross)

Loans are widely dispersed over industry sectors both within and outside Switzerland. With the exception of private households (foreign and domestic), banks and financial institutions outside Switzerland, and real estate and rentals in Switzerland, there is no material concentration of loans. For further discussion of the loan portfolio, see the Handbook

2005/2006. The following table illustrates the diversification of the loan portfolio among industry sectors at 31 December 2005, 2004, 2003, 2002 and 2001. The industry categories presented are consistent with the classification of loans for reporting to the Swiss Federal Banking Commission and Swiss National Bank.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Domestic [1]

Banks	1,407	1,406	619	1,029	1,533

Construction	1,816	1,943	2,175	2,838	3,499

Financial institutions	4,213	4,332	4,009	4,301	5,673

Hotels and restaurants	2,044	2,269	2,440	2,655	2,950

Manufacturing [2]	5,038	5,485	6,478	7,237	8,686

Private households	111,549	105,160	102,180	95,295	93,746

Public authorities	5,494	5,460	5,251	5,529	5,222

Real estate and rentals	11,792	11,466	12,449	13,573	14,992

Retail and wholesale	4,808	4,908	6,062	7,172	8,674

Services [3]	9,300	9,110	9,493	10,237	12,161

Other [4]	1,004	591	1,014	1,722	1,860

Total domestic	158,465	152,130	152,170	151,588	158,996

Foreign [1]

Banks	32,282	34,269	31,405	31,882	26,728

Chemicals	2,716	366	245	519	1,080

Construction	295	122	84	153	266

Electricity, gas and water supply	1,637	745	249	1,105	977

Financial institutions	52,365	35,459	23,493	18,378	14,458

Manufacturing [5]	3,899	2,758	2,421	2,300	4,258

Mining	2,694	1,695	1,114	868	1,313

Private households	38,280	30,237	21,195	33,063	25,619

Public authorities	1,501	1,228	1,224	2,628	6,454

Real estate and rentals	2,707	940	473	616	10,227

Retail and wholesale	1,257	1,102	1,880	1,367	1,732

Services	5,596	8,002	7,983	1,654	4,786

Transport, storage and communication	1,419	762	3,658	676	2,117

Other [6]	156	318	432	2,314	2,956

Total foreign	146,804	118,003	95,856	97,523	102,971

Total gross	305,269	270,133	248,026	249,111	261,967

1 Includes Due from banks and Loans from Industrial Holdings of CHF 728 million at 31 December 2005, CHF 909 million at 31 December 2004 and CHF 220 million at 31 December 2003. 2 Includes chemicals, food and beverages. 3 Includes transportation, communication, health and social work, education and other social and personal service activities. 4 Includes mining and electricity, gas and water supply. 5 Includes food and beverages. 6 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans (gross) (continued)

The following table analyzes the Group’s mortgage portfolio by geographic origin of the client and type of mortgage at 31 December 2005, 2004, 2003, 2002 and 2001. Mortgages are included in the industry categories mentioned above.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Mortgages

Domestic	130,880	124,496	122,069	116,359	116,628

Foreign	15,619	12,185	7,073	11,510	9,583

Total gross mortgages	146,499	136,681	129,142	127,869	126,211

Mortgages

Residential	127,990	117,731	109,980	108,779	101,969

Commercial	18,509	18,950	19,162	19,090	24,242

Total gross mortgages	146,499	136,681	129,142	127,869	126,211

Due from Banks and Loan Maturities (gross)

The following table discloses loans by maturity at 31 December 2005. The determination of maturities is based on contract terms. Information on interest rate sensitivities can be found in Note 28 to the Financial Statements.

CHF million	Within 1 year	1 to 5 years	Over 5 years	Total

Domestic

Banks	1,101	294	12	1,407

Mortgages	51,060	65,686	14,134	130,880

Other loans	19,372	5,318	1,488	26,178

Total domestic	71,533	71,298	15,634	158,465

Foreign

Banks	30,542	1,523	217	32,282

Mortgages	13,956	1,381	282	15,619

Other loans	88,568	8,155	2,180	98,903

Total foreign	133,066	11,059	2,679	146,804

Total gross [1]	204,599	82,357	18,313	305,269

At 31 December 2005, the total amounts of Due from banks and loans due after one year granted at fixed and floating rates are as follows:

CHF million	1 to 5 years	Over 5 years	Total

Fixed-rate loans	79,139	16,923	96,062

Adjustable or floating-rate loans	3,218	1,390	4,608

Total	82,357	18,313	100,670

1 Includes Due from banks from Industrial Holdings of CHF 728 million at 31 December 2005.

D – Information Required by Industry Guide 3 (continued)

Impaired and Non-performing Loans

A loan (included in Due from banks or Loans) is classified as non-performing: 1) when the payment of interest, principal or fees is overdue by more than 90 days and there is no firm evidence that they will be made good by later payments or the liquidation of collateral; 2) when insolvency proceedings have commenced; or 3) when obligations have been restructured on concessionary terms.
     The gross interest income that would have been recorded on non-performing loans was CHF 81 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2005, CHF 107 million for domestic loans and CHF 17 million for foreign loans for the year ended 31 December 2004, CHF 171 million for domestic loans and CHF 23 million for foreign loans for the year ended 31 December 2003, CHF 148 million for domestic loans and CHF 53 million for foreign loans for the year ended
31 December 2002 and CHF 336 million for all non-performing loans for the year ended 31 December 2001.
     The amount of interest income that was included in net income for those loans was CHF 72 million for domestic loans and CHF 9 million for foreign loans for the year ended 31 December 2005, CHF 106 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2004, CHF 163 million for domestic loans and CHF 8 million for foreign loans for the year ended 31 December 2003, CHF 152 million for domestic loans and CHF 22 million for foreign loans for the year ended 31 December 2002 and CHF 201 million for all non-performing loans for the year ended 31 December 2001. The table below provides an analysis of the Group’s non-performing loans. For further information see the Handbook 2005/2006.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Non-performing loans:

Domestic	2,106	2,772	4,012	4,609	6,531

Foreign	257	783	746	1,170	1,882

Total non-performing loans	2,363	3,555	4,758	5,779	8,413

UBS does not, as a matter of policy, typically restructure loans to accrue interest at rates different from the original contractual terms or reduce the principal amount of loans. Instead, specific loan allowances are established as necessary. Unrecognized interest related to restructured loans was not material to the results of operations in 2005, 2004, 2003, 2002 or 2001.

     In addition to the non-performing loans shown above, the Group had CHF 1,071 million, CHF 1,144 million, CHF 2,241 million, CHF 3,875 million and CHF 5,990 million in “other impaired loans” for the years ended 31 December 2005,
2004, 2003, 2002 and 2001, respectively. For the years ended 31 December 2003, 2002 and 2001, these are loans that are current or less than 90 days in arrears with respect to payment of principal or interest; and for the years ended 31 December 2005 and 2004, these are loans not considered “non-performing” in accordance with Swiss regulatory guidelines, but where the Group’s credit officers have expressed doubts as to the ability of the borrowers to repay the loans. As at 31 December 2005 and 31 December 2004, specific allowances of CHF 200 million and CHF 241 million, respectively, had been established against these loans.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Cross-Border Outstandings

Cross-border outstandings consist of general banking products such as loans (including unutilized commitments) and deposits with third parties, credit equivalents of over-the-counter (OTC) derivatives and repurchase agreements, and the market value of the inventory of securities. Outstandings are monitored and reported on an ongoing basis by the credit risk management and control organization with a dedicated country risk information system. With the exception of the 32 most developed economies, these exposures are rigorously limited. The following analysis excludes Due from banks and Loans from Industrial Holdings.
     Claims that are secured by third-party guarantees are recorded against the guarantor’s country of domicile. Outstandings that are secured by collateral are recorded against the country where the asset could be liquidated. This follows the “Guidelines for the Management of Country Risk”, which are applicable to all banks that are supervised by the Swiss Federal Banking Commission.
     The following tables list those countries for which cross-border outstandings exceeded 0.75% of total assets at 31 December 2005, 2004 and 2003. At 31 December 2005, there were no outstandings that exceeded 0.75% of total assets in any country currently facing liquidity problems that the Group expects would materially affect the country’s ability to service its obligations.
     For more information on cross-border exposure, see the Handbook 2005/2006.

	31.12.05
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	6,878	140,905	23,855	171,638	8.3

Germany	17,037	10,202	1,338	28,577	1.4

Japan	2,670	8,975	11,015	22,660	1.1

United Kingdom	6,515	13,351	624	20,490	1.0

Italy	3,432	3,012	11,370	17,814	0.9

	31.12.04
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	8,733	114,202	9,150	132,085	7.6

Germany	18,666	5,977	7,351	31,994	1.8

Italy	4,588	2,699	16,803	24,090	1.4

Japan	1,366	10,409	9,472	21,247	1.2

United Kingdom	8,321	11,929	328	20,578	1.2

France	5,559	6,835	2,776	15,170	0.9

	31.12.03
CHF million	Banks	Private Sector	Public Sector	Total	% of total assets

United States	10,125	108,461	8,138	126,724	8.2

Italy	4,747	2,233	18,289	25,269	1.6

Germany	17,499	5,884	1,270	24,654	1.6

United Kingdom	8,340	11,344	550	20,234	1.3

France	4,841	5,604	4,271	14,716	0.9

Japan	1,630	7,845	4,001	13,477	0.9

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses

The following table provides an analysis of movements in allowances and provisions for credit losses. The following analysis includes Due from banks from Industrial Holdings.
     UBS writes off loans against allowances only on final settlement of bankruptcy proceedings, the sale of the underly-
ing assets and / or in case of debt forgiveness. Under Swiss law, a creditor can continue to collect from a debtor who has emerged from bankruptcy, unless the debt has been forgiven through a formal agreement.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Balance at beginning of year	2,802	3,775	5,015	7,992	10,581

Domestic

Write-offs

Banks	0	0	0	0	0

Construction	(16)	(49)	(73)	(148)	(248)

Financial institutions	(14)	(24)	(37)	(103)	(51)

Hotels and restaurants	(26)	(101)	(57)	(48)	(52)

Manufacturing [1]	(39)	(77)	(121)	(275)	(109)

Private households	(131)	(208)	(262)	(536)	(1,297)

Public authorities	0	0	(18)	0	0

Real estate and rentals	(56)	(109)	(206)	(357)	(317)

Retail and wholesale	(25)	(68)	(67)	(101)	(115)

Services [2]	(35)	(83)	(111)	(155)	(93)

Other [3]	(4)	(9)	(43)	(49)	(46)

Total domestic write-offs	(346)	(728)	(995)	(1,772)	(2,328)

Foreign

Write-offs

Banks	(164)	(21)	(17)	(49)	(24)

Chemicals	0	(1)	0	0	(2)

Construction	0	(3)	0	0	(10)

Electricity, gas and water supply	0	0	0	(36)	(63)

Financial institutions	(50)	(34)	(112)	(228)	(74)

Manufacturing [4]	(8)	(23)	(77)	(70)	(119)

Mining	(23)	(8)	(15)	(1)	(304)

Private households	(21)	(8)	(11)	(65)	(5)

Public authorities	(22)	(2)	0	(1)	0

Real estate and rentals	(3)	0	(1)	(2)	(1)

Retail and wholesale	(9)	0	(76)	(10)	0

Services	0	(7)	(25)	(39)	(30)

Transport, storage and communication	0	0	(24)	(74)	0

Other [5]	(5)	(21)	(83)	(189)	(48)

Total foreign write-offs	(305)	(128)	(441)	(764)	(680)

Total write-offs	(651)	(856)	(1,436)	(2,536)	(3,008)

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining and electricity, gas and water supply.  4 Includes food and beverages.  5 Includes hotels and restaurants.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Summary of Movements in Allowances and Provisions for Credit Losses (continued)

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Recoveries

Domestic	53	54	49	43	58

Foreign	10	5	38	27	23

Total recoveries	63	59	87	70	81

Net write-offs	(588)	(797)	(1,349)	(2,466)	(2,927)

Increase / (decrease) in credit loss allowance and provision	(298)	(216)	102	115	498

Collective loan loss provisions	(76)	(25)

Other adjustments [1]	(64)	65	7	(626)	(160)

Balance at end of year	1,776	2,802	3,775	5,015	7,992

1 See the table below for details.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Net foreign exchange	50	2	(57)	(269)	44

Subsidiaries sold and other adjustments	(114)	63	64	(357)	(204)

Total adjustments	(64)	65	7	(626)	(160)

D – Information Required by Industry Guide 3 (continued)

Allocation of the Allowances and Provisions for Credit Losses

The following table provides an analysis of the allocation of the allowances and provisions for credit loss by industry sector and geographic location at 31 December 2005, 2004, 2003, 2002 and 2001. For a description of procedures with respect to allowances and provisions for credit losses, see the Handbook 2005/2006. The following analysis includes Due from banks from Industrial Holdings.

CHF million	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Domestic

Banks	10	10	10	10	34

Construction	91	112	158	265	467

Financial institutions	75	82	137	89	262

Hotels and restaurants	49	98	214	286	346

Manufacturing [1]	174	224	327	458	722

Private households	262	333	511	750	1,082

Public authorities	8	9	9	39	37

Real estate and rentals	168	250	383	577	1,067

Retail and wholesale	330	363	201	315	395

Services [2]	196	222	549	470	448

Other [3]	61	188	150	225	165

Total domestic	1,425	1,891	2,649	3,484	5,025

Foreign

Banks [4]	35	246	256	24	39

Chemicals	5	4	5	5	5

Construction	2	1	0	6	0

Electricity, gas and water supply	15	15	0	96	88

Financial institutions	8	140	168	153	420

Manufacturing [5]	57	112	359	314	653

Mining	1	14	19	148	169

Private households	30	48	48	58	103

Public authorities	72	66	69	0	0

Real estate and rentals	3	5	7	6	9

Retail and wholesale	1	95	51	13	0

Services	27	32	32	262	414

Transport, storage and communication	0	1	195	144	45

Other [6]	8	(75)	(345)	(394)	25

Total foreign	265	704	864	835	1,970

Collective loan loss provisions [7]	86	207	262	696	1,006

Total allowances and provisions for credit losses [8]	1,776	2,802	3,775	5,015	8,001

1 Includes chemicals, food and beverages.  2 Includes transportation, communication, health and social work, education and other social and personal service activities.  3 Includes mining and electricity, gas and water supply.  4 Counterparty allowances and provisions only. Country provisions with banking counterparties amounting to CHF 37 million are disclosed under Collective loan loss provisions for 2005 and CHF 17 million for 2004.  5 Includes food and beverages.  6 Includes hotels and restaurants.  7 The 2005, 2004, 2003, 2002 and 2001 amounts include CHF 48 million, CHF 161 million, CHF 262 million, CHF 696 million and CHF 1,006 million, respectively, of country provisions.  8 The 2005, 2004, 2003, 2002 and 2001 amounts include CHF 109 million, CHF 214 million, CHF 290 million, CHF 366 million and CHF 305 million, respectively, of provisions for unused commitments and contingent claims.

Additional Disclosure Required under SEC Regulations

D – Information Required by Industry Guide 3 (continued)

Due from Banks and Loans by Industry Sector (gross)

The following table presents the percentage of loans in each industry sector and geographic location to total loans. This table can be read in conjunction with the preceding table showing the breakdown of the allowances and provisions for credit losses by industry sector to evaluate the credit risks in each of the categories.

in %	31.12.05	31.12.04	31.12.03	31.12.02	31.12.01

Domestic [1]

Banks	0.5	0.5	0.2	0.4	0.6

Construction	0.6	0.7	0.9	1.1	1.3

Financial institutions	1.4	1.6	1.6	1.7	2.2

Hotels and restaurants	0.7	0.8	1.0	1.1	1.1

Manufacturing [2]	1.6	2.0	2.6	2.9	3.3

Private households	36.5	39.0	41.2	38.3	35.8

Public authorities	1.8	2.0	2.1	2.2	2.0

Real estate and rentals	3.9	4.3	5.0	5.4	5.7

Retail and wholesale	1.6	1.8	2.4	2.9	3.3

Services [3]	3.0	3.4	3.8	4.1	4.7

Other [4]	0.3	0.2	0.6	0.8	0.7

Total domestic	51.9	56.3	61.4	60.9	60.7

Foreign [1]

Banks	10.6	12.7	12.7	12.8	10.2

Chemicals	0.9	0.1	0.1	0.2	0.4

Construction	0.1	0.1	0.0	0.1	0.1

Electricity, gas and water supply	0.5	0.3	0.1	0.4	0.4

Financial institutions	17.1	13.1	9.5	7.4	5.5

Manufacturing [5]	1.3	1.0	1.0	0.9	1.6

Mining	0.9	0.6	0.4	0.3	0.5

Private households	12.5	11.2	8.5	13.3	9.8

Public authorities	0.5	0.5	0.5	1.1	2.5

Real estate and rentals	0.9	0.3	0.2	0.2	3.9

Retail and wholesale	0.4	0.4	0.8	0.5	0.7

Services	1.8	3.0	3.2	0.7	1.8

Transport, storage and communication	0.5	0.3	1.5	0.3	0.8

Other [6]	0.1	0.1	0.1	0.9	1.1

Total foreign	48.1	43.7	38.6	39.1	39.3

Total gross	100.0	100.0	100.0	100.0	100.0

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003.  2 Includes chemicals, food and beverages.  3 Includes transportation, communication, health and social work, education and other social and personal service activities.  4 Includes mining and electricity, gas and water supply.  5 Includes food and beverages.  6 Includes hotels and restaurants.

D – Information Required by Industry Guide 3 (continued)

Loss History Statistics

The following is a summary of the Group’s loan loss history (relating to Due from banks and loans).

CHF million, except where indicated	31.12.05		31.12.04		31.12.03		31.12.02	31.12.01

Gross loans	305,269	[1]	270,133	[1]	248,026	[1]	249,111	261,967

Impaired loans	3,434		4,699		6,999		9,654	14,403

Non-performing loans	2,363		3,555		4,758		5,779	8,413

Allowances and provisions for credit losses [2]	1,776		2,802		3,775		5,015	8,001

Net write-offs	588		797		1,349		2,466	2,927

Credit loss (expense) / recovery	375		241		(102)		(115)	(498)

Ratios

Impaired loans as a percentage of gross loans	1.1		1.7		2.8		3.9	5.5

Non-performing loans as a percentage of gross loans	0.8		1.3		1.9		2.3	3.2

Allowances and provisions for credit losses as a percentage of:

Gross loans	0.6		1.0		1.5		2.0	3.1

Impaired loans	51.7		59.6		53.9		52.7	55.6

Non-performing loans	75.2		78.8		79.3		86.8	95.1

Allocated allowances as a percentage of impaired loans [3]	46.4		51.6		46.8		44.8	46.1

Allocated allowances as a percentage of non-performing loans [4]	59.0		61.4		55.1		56.0	60.8

Net write-offs as a percentage of:

Gross loans	0.2		0.3		0.5		1.0	1.1

Average loans outstanding during the period	0.2		0.3		0.5		1.0	2.2

Allowances and provisions for credit losses	33.1		28.5		35.7		49.2	36.6

Allowances and provisions for credit losses as a multiple of net write-offs	3.02		3.51		2.80		2.03	2.73

1 Includes Due from banks and Loans from Industrial Holdings in the amount of CHF 728 million for 2005, CHF 909 million for 2004 and CHF 220 million for 2003.  2 Includes collective loan loss provisions.  3 Allowances relating to impaired loans only.  4 Allowances relating to non-performing loans only.

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance.While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2005. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German | SAP-No. 80531E-0601

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Peter Wuffli

Name: Peter Wuffli Title: Group Chief Executive Officer

By:	/s/ Clive Standish

Name: Clive Standish Title: Group Chief Financial Officer
Date: April 5, 2006